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82- SUBMISSIONS FACING SHEET

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Singapore Airport Terminal Services

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

JUL 13 2005

THOMSON FINANCIAL

FILE NO. 82- 5117

FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 7/8/05

delivering value

annual report 2004/2005

3-31-05
AR/S

Singapore Airport Terminal Services


RECEIVED


SATS

SATS aims to be the best handling agent in the world, providing airport ground handling, inflight catering and aviation security services of the highest quality, while giving value to customers and shareholders, and career fulfilment to staff.

MISSION STATEMENT

CONTENTS

STATISTICAL HIGHLIGHTS

	2004-05	2003-04	% CHANGE
FINANCIAL STATISTICS			
GROUP ($ MILLIONS)			
Total revenue	**975.7**	868.7	12.3
Total expenditure	**775.5**	677.9	14.4
Operating profit	**200.2**	190.8	4.9
Profit before tax	**223.3**	217.6	2.6
Profit after tax	**174.1**	189.6	– 8.2
Profit attributable to shareholders	**173.8**	189.8	– 8.4
Share capital	**102.8**	100.6	2.2
Distributable reserves	**918.4**	1,116.3	– 17.7
Non-distributable reserves			
Share premium	**44.3**	8.7	409.2
Statutory reserve	**2.7**	2.5	8.0
Shareholders' funds	**1,068.2**	1,228.1	– 13.0
Return on shareholders' funds (%)	**15.1**	16.4	– 1.3 points
Total assets	**1,600.3**	1,558.6	2.7
Total debt	**249.0**	49.7	401.0
Total debt equity ratio (times)	**0.23**	0.04	0.19 times
Net liquid assets	**311.3**	397.9	– 21.8
Value added	**671.7**	627.1	7.1
Economic value added	**91.5**	80.4	13.8
PER SHARE DATA (CENTS)			
Earnings before tax	**21.9**	21.6	1.4
Earnings after tax			
– basic	**17.0**	18.9	– 10.1
– diluted	**16.9**	18.9	– 10.6
Net asset value	**103.9**	122.1	– 14.8
DIVIDENDS			
Interim dividend (cents per share)	**3.0**	3.0	–
Proposed final dividend (cents per share)	**6.0**	5.0	1.0 cent
Proposed special dividend (cents per share)	–	37.0	– 37.0 cents
Dividend cover (times)	**2.4**	0.5	1.9 times
OPERATING STATISTICS			
EMPLOYEE PRODUCTIVITY			
Average number of employees	**8,521**	9,374	– 9.1
Revenue per employee ($)	**114,509**	92,668	23.6
Value added per employee ($)	**78,824**	66,897	17.8
OPERATING DATA			
Air freight throughput (*in million tonnes*)	**1.42**	1.38	3.1
Passengers served (in millions)	**25.27**	21.24	19.0
Inflight meals prepared (in millions)	**23.53**	19.73	19.3
Flights handled (in thousands)	**76.09**	63.13	20.5

NOTES:

1. SATS' financial year is from 1 April to 31 March. Throughout this report, all financial figures are stated in Singapore Dollars, unless stated otherwise.
2. Return on shareholders' funds is the profit after taxation and minority interests expressed as a percentage of the average shareholders' funds.
3. Net liquid assets is derived by offsetting current loan liabilities against liquid assets.
4. Basic earnings per share is computed by dividing the profit attributable to shareholders by the weighted average number of fully paid shares in issue.
5. Diluted earnings per share is computed by dividing the profit attributable to shareholders by the weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.
6. Dividend cover is profit attributable to shareholders divided by net dividends.

FINANCIAL CALENDAR

[illegible] YEAR ENDED 31 MARCH 2005

30 JULY 2004
Announcement of First Quarter results

28 OCTOBER 2004
Announcement of Second Quarter and Half Year results

29 OCTOBER 2004
Media/Analysts' briefing on Second Quarter and Half Year results

26 NOVEMBER 2004
Payment of 2004-05 Interim Dividend

26 JANUARY 2005
Announcement of Third Quarter results

[illegible] MAY 2005
Announcement of Full Year results

12 MAY 2005
Media/Analysts' briefing on Full Year results

[illegible] JUNE 2005
Despatch of Summary Financial Report to Shareholders

20 JUNE 2005
Despatch of Annual Report to Shareholders

[illegible] JULY 2005
Annual General Meeting

[illegible] AUGUST 2005
Proposed Payment of 2004-05 Final Dividend

[illegible]

JULY 2005
Proposed Announcement of First Quarter results

OCTOBER 2005
Proposed Announcement of Second Quarter and Half Year results

JANUARY/FEBRUARY 2006
Proposed Announcement of Third Quarter results

MAY 2006
Proposed Announcement of Full Year results



Significantly, the contribution from our overseas operations rose 49.4% to $50.5 million, vindicating our strategy to broaden SATS' earnings base by tapping into the dynamic growth of the regional aviation market through strategic investments and joint ventures.



EDMUND CHENG WAI WING

The financial year 2004-2005 is a watershed for SATS. The competitive landscape was significantly altered when a third ground handler was established at Changi Airport in 2004 and our erstwhile competitor went through an ownership change. The changes raise the intensity of competition and put our mettle to the test.

In the last eighteen months or so, we had pro-actively taken steps to ensure that SATS remains well positioned in the new market environment. Several measures were taken to improve our cost competitiveness and product quality. They included the streamlining of our organisation structure and processes and a flexible wage structure. These measures, while achieving some positive effects were, however, insufficient to protect our market leader position in the new competitive environment. Decisive pre-emptive measures were needed to protect our market-leading position. In September 2004, a restructuring exercise had to be implemented involving staff retrenchments and outsourcing of positions. Retrenchment is always a measure of last resort but given the new competitive environment, the painful but necessary action could not be avoided. Management spent great effort to communicate the decision to staff and unions, and worked closely with the unions to minimize the pain for all affected staff. We are very appreciative of the support and cooperation of the unions. At a cost of $28.8 million, the restructuring is expected to provide an annual savings of $21 million, going forward.

Against this turbulent backdrop, management and staff of SATS worked hard throughout the financial year, and delivered a commendable performance. The Group's revenue for the year rose 12.3% to $975.7 million, attributed to the strong rebound in air traffic during 2004. Whilst expenditure grew 14.4% to $775.5 million mainly because of higher bonus provision and cost of raw materials, SATS was still able to report a 4.9% increase in operating profit of $200.2 million. Even after accounting for the exceptional item of $28.8 million associated with the cost of restructuring, profit before tax improved by 2.6% to $223.3 million. Profit after tax, however, fell by 8.4% to $173.8 million because of a one-off $21.1 million tax writeback recorded for the financial year 2003-2004.

Significantly, the contribution from our overseas operations rose 49.4% to $50.5 million, vindicating our strategy to broaden SATS' earnings base by tapping into the dynamic growth of the regional aviation market through strategic investments and joint ventures.
Over the last 3 years, share of profits from our associated companies grew at a compounded annual growth rate of 29% and now contributes a full 20% of Group profit before tax. With growing pressure on rates and margins in our Singapore home market, SATS will continue to look afar for investment opportunities in the region. In this regard, I am pleased that following the completion of our purchase of a 49.8% stake in Jas Airport Services, a leading ground handler in Indonesia, in June 2004. We were also able to

Indeed, our staff has done us proud. Despite the difficulties posed by the restructuring, SATS staff stayed focused on our mission to deliver superior service and the best value to our customers.

double our stake from 24.5% to 49%, in Asia Airfreight Terminal in August last year. The latter is a successful cargo handling joint venture in Hong Kong that we have been managing since its operational start-up in 1998. Air cargo traffic in Hong Kong is expected to continue on its healthy growth trend, riding on the economic boom in China, and construction for a second terminal has commenced to expand our handling capacity.

Notwithstanding the success achieved in our overseas ventures, we will continue to focus on strengthening and growing our Singapore operations. Last year, SATS welcomed a number of new airline customers during the year under review, including Air Zimbabwe, Austrian Airlines, Cardig Air, Northwest Airlines and Shandong Airlines. We also continued to grow our market share in the expanding budget carrier segment with the addition of Jetstar Asia, Tiger Airways and Valuair to our list of clients.

As at the end of the financial year, SATS had 52 airline clients to whom we provide in-flight catering, ground handling, aviation security or a combination of all three services. This represents a leading 77% market share of all airlines operating out of Singapore. In terms of number of flights operating out of Singapore, our market share is higher, at 85%.

SATS also broadened our service and product capability during the year, assuming service operations at the new VIP Complex on behalf of the Ministry of Foreign Affairs at Changi Airport, handling the arrivals and departures of diplomatic guests and dignitaries. Indeed, it is a testimony to our service reputation and the quality of service delivery by our staff.

Indeed, our staff has done us proud. Despite the difficulties posed by the restructuring, SATS staff stayed focused on our mission to deliver superior service and the best value to our customers. Many of them surpassed themselves in terms of service excellence and, in 2004, a record total of 1,142 staff were recognized for exemplary service at the national Excellent Service Awards, or EXSA, surpassing our previous record of 1,003 awards garnered in 2003. SATS was by far the biggest winner at EXSA, with 131 staff receiving the "Star" award, 386 receiving the "Gold" award and 625 receiving the "Silver" award. It is the dedication and hard work of each and every member of the SATS family that makes the Group a truly world-class ground handling agent and the market leader in what we do.

It has indeed been a challenging year for SATS, as we improved our cost efficiency, further raised our level of service, widened our range of services and products, continued to diversify earnings through strategic overseas growth, while continuing to provide good earnings for our shareholders. Through it all, staff, unions and management have remained steadfast in our mission to be the best ground handling company.







The Board is pleased to announce a final dividend of 6 cents gross per share, amounting to $49.3 million after tax. Together with the interim dividend of 3 cents gross per share, amounting to $24.6 million after tax, paid on 26 November 2004, the ordinary dividend after tax for the year will amount to $73.9 million, representing a dividend payout of 42.5% or 37.6% if we exclude the $28.8 million exceptional charge. This is an increase of one cent gross per share, or 12.5%, compared to the previous year, and is the third consecutive year that we have increased the dividend payment. Based on the average share price of $2.08 for the financial year, the dividend yield is an attractive 4.3%.

Finally, I would like to thank my fellow Board members for their invaluable inputs and contributions throughout this past financial year. On behalf of the Board, I would also like to express our sincere appreciation to Mr Barry Desker who will be retiring from the Board on 19 July 2005 at the Company's Annual General Meeting, having served unstintingly for almost 6 years with SATS. Barry has been with the Company since prior to its public listing, contributing enormously not only at Board meetings but also on the Nominating Committee which he chaired.

I would also like to thank our airline clients, business partners and associates, and all of our shareholders for their continued and valued support. Most importantly, I would like to extend my sincere thanks to the SATS Management team, unions and to all staff for their continued loyalty, hard work and commitment. As a result of their combined efforts, SATS is now well-positioned to meet the challenges that lie ahead, and to further meet and surpass the expectations of our customers.

Edmund Cheng Wai Wing
Chairman

27 May 2005

BOARD OF DIRECTORS

Mr Cheng Wai Wing Edmund
Chairman



Mr Chew Choon Seng
Deputy Chairman



Mr Barry Henry Patrick Desker
Director



Mr Cheng Wai Wing Edmund, 52, was appointed Chairman SATS on 22 May 2003. Mr Cheng is the Deputy Chairman of Wing Tai Holdings Limited.

Mr Cheng graduated with a Bachelor of Science in Civil Engineering from Northwestern University, USA, and also holds a Masters of Architecture from Carnegie-Mellon University, USA.

Mr Cheng is the Chairman of Mapletree Investments Pte Ltd, The Esplanade Co Ltd, DesignSingapore Council and The Old Parliament House Limited. He is also the Deputy Chairman of the National Arts Council and a Director on the Boards of SNP Corporation Ltd, CIH Limited, SNP Leefung Holdings Limited and DNP Holdings Bhd. Mr Cheng was a Director of Singapore Airlines Limited from 1 June 1996 until 29 July 2004.

He was also Chairman of the Singapore Tourism Board from 1993 until 2001.

Mr Cheng was a recipient of the Public Service Star Award (PBB) in 1999.

Mr Chew Choon Seng, 58, was appointed Deputy Chairman SATS on 22 May 2003. Mr Chew is the Chief Executive Officer and a member of the Board of Singapore Airlines Limited.

Mr Chew obtained his Bachelor of Engineering degree with First Class Honours from the University of Singapore, followed by a Masters in Operations Research and Management Studies from London's Imperial College.

Mr Chew joined Singapore Airlines Limited in 1972. He has held senior assignments in Tokyo, Rome, Sydney, Los Angeles and London and headed the Planning and Marketing divisions at corporate headquarters. In his previous post of Senior Executive Vice President (Administration), he had overall charge of finance, treasury, corporate planning, human resources, and legal and corporate affairs.

Mr Chew is the Chairman of Singapore Aircraft Leasing Enterprise Pte Ltd, the Deputy Chairman of SIA Engineering Company Limited, and a Director of Singapore Exchange Limited and Virgin Atlantic Limited. Mr Chew is also a Member of the Board of Governors of the Singapore International Foundation. Mr Chew was previously the Chairman of SMRT Corporation Limited.

Mr Barry Desker, 58, Director of the Institute of Defence and Strategic Studies, Nanyang Technological University, and Honorary Advisor to the Minister for Trade and Industry, Singapore.

Mr Desker, a President's Scholar, graduated from the University of Singapore with a Bachelor of Arts (First Class Honours) degree and obtained his Master's Degree from the University of London on a Ford Foundation Fellowship. He joined the Singapore Administrative Service and served as Counsellor at the Singapore Embassy in Jakarta, Singapore's Deputy Permanent Representative to the United Nations in New York and Director of the Policy, Planning and Analysis Division of the Ministry of Foreign Affairs. He was Singapore's Ambassador to Indonesia from 1986 to 1993 and Chief Executive Officer of the Trade Development Board from 1994 to 2000.

Mr Desker is the Chairman of the Singapore International Foundation and Vice-Chairman of the Singapore Business Federation. He is also the Chairman of Jurong Port Pte Ltd and Singapore Technologies Marine Ltd and Director of SembCorp Logistics Ltd.

Mr Desker will be retiring from the SATS Board at its Annual General Meeting on 19 July 2005.

Dr Hong Hai
Director



Dr Richard Charles Helfer
Director



[illegible] Professor and Dean, the Nanyang Business School, Nanyang Technological University.

Dr Hong obtained a Bachelor of Engineering (First Class Honours) degree from the University of Canterbury on a Colombo Plan Scholarship. He also holds a Masters degree in Public Administration from Harvard University, a Ph.D. in Economics from the Carnegie-Mellon University, USA, and a BA in Chinese Language and Literature from Beijing Normal University. He is also a registered Traditional Chinese Medical Practitioner.

Dr Hong's previous position, held from February 1990 until his retirement in April 2003, was President & Chief Executive Officer of Haw Par Corporation Limited and Haw Par Healthcare Limited. He also served on the Boards of these corporations until 2005 and 2003 respectively. Dr Hong was also previously the Group General Manager of Wearne Brothers Limited, Managing Director of Applied Research Corporation, and a Member of Parliament.

Dr Hong serves as a Council Member of the Nanyang Academy of Fine Arts and Nanyang Technological University, and is a member of the Traditional Chinese Medicine Practitioners Board.

Dr Hong is currently a Director of IDT Holdings (Singapore) Limited, Poh Tiong Choon Logistics Limited, Asia Food and Properties Ltd and Golden Agri-Resources Ltd.

Dr Richard Charles Helfer, 54, Chairman of RCH International Pte Ltd, a strategic tourism/hospitality/lifestyle organization providing all-inclusive services including conceptualisation, operational management and marketing strategies to the tourism/hospitality sector.

Dr Helfer holds a Bachelor of Arts (Honours) degree in Hotel and Restaurant Management from Michigan State University, USA and a Doctor of Business Administration in Hospitality Management, Honoris Causa, from Johnson & Wales University, USA.

Dr Helfer has been in the hotel, hospitality and tourism industries for more than 30 years, with expertise in a broad spectrum of portfolios including the conceptualisation, corporate structuring/organization, development, marketing and operation of hotels/resorts, mixed-use hotel, commercial and retail facilities, and other master-planned tourism-related projects.

Dr Helfer was the founding President and Chief Executive Officer of Raffles Holdings Limited and Chairman and Chief Executive Officer of Raffles International Limited from 1989 to 2003. He also served on the Boards of these corporations until 2003.

Dr Helfer is a member of the Board of Yellow Pages (Singapore) Limited, Zhongguo Powerplus Industries Limited, Preservation of Monuments Board, Sculpture Square Limited (where he is Chairman) and The Old Parliament House Limited. He is also Senior Advisor, at cabinet level, to the 5 Ministries which comprise the Tourism Authority of Cambodia, and also the Senior Advisor to the Chief Minister of Assam, North East India. Dr Helfer was previously Chairman of Societe Montreux-Palace SA.

BOARD OF DIRECTORS

Mr Ng Kee Choe
Director



Mr Ng Kee Choe, 61,
non-Executive Chairman of Singapore Power Limited.

Mr Ng graduated with a Bachelor of Science (Honours) degree from the University of Singapore.

Mr Ng joined the Development Bank of Singapore Ltd ("DBS Bank") in 1970. He was Vice Chairman of the bank prior to his retirement in June 2003; after his retirement as Vice Chairman, he stayed on as Senior Advisor to the Chief Executive Officer of DBS Bank.

Mr Ng sits on the boards of Singapore Exchange Limited, NTUC Income Insurance Cooperative Limited and Singapore Power Limited. He is also a Commissioner of PT Bank Danamon Indonesia Tbk, a member of the Temasek Advisory Panel, a Governor of the Singapore International Foundation, and a member of the International Advisory Council of China Development Bank.

Mr Ng was previously a Director of DBS Group Holdings Ltd, DBS Bank, DBS Thai Danu Bank Public Co Ltd, DBS Kwong On Bank Limited and Wing Lung Bank Limited.

For his contributions to the public service, Mr Ng was awarded the Public Service Star Award (PBB) in 2001.

Dr Ow Chin Hock
Director



Dr Ow Chin Hock, 61,
Adjunct Professor at the School of Humanities and Social Sciences at the Nanyang Technological University.

Dr Ow graduated with a Bachelor of Arts (Honours) from the University of Singapore. He also holds a Masters of Arts in Economic Development and a Ph.D. in Economics, both from Vanderbilt University, Nashville, Tennessee, USA.

Dr Ow was a Member of Parliament from 1976 to 2001, and has held several positions in the Singapore government, the most recent being Ambassador-at-large (part-time) at the Ministry of Foreign Affairs. Dr Ow was also previously Minister of State for Foreign Affairs, Mayor of Tanjong Pagar CDC District and Chairman of Tanjong Pagar-West Coast Town Council.

Dr Ow is a Director of People's Food Holdings Limited and Longcheer Holdings Ltd.

Mr Tan Jiak Ngee Michael
Director



Mr Tan Jiak Ngee Michael, 63,
Executive Vice-President (Chairman's Office) of Millennium & Copthorne Hotels plc ("M&C"), the London-listed hotel arm of the Hong Leong Group Singapore.

Mr Tan was previously Senior Executive Vice President (Commercial) of Singapore Airlines Limited until his retirement in January 2004. Mr Tan was Deputy Chairman SATS until 21 May 2003. Since then, he has continued to be a Board Director of SATS.

Mr Tan joined Malayan Airways Ltd, a forerunner of Singapore Airlines Limited, in 1960. He rose through the ranks, holding various positions from country manager in a number of Asian countries, to senior positions in Planning, Sales, Marketing and Commercial at the Head Office of Singapore Airlines Limited.

Mr Tan was previously the Chairman of Singapore Airlines Cargo Pte Ltd and sat on the Boards of Virgin Atlantic Limited and Air New Zealand Ltd.

PROPOSED DIRECTOR

Mr Khaw Kheng Joo
Director



[illegible] 56.
Chief Executive Officer and Director,
Mediaring Ltd.

Mr Khaw holds a Diploma in Electronic and Communications Engineering from Singapore Polytechnic, a Bachelor of Science in Electrical and Computer Engineering (with Highest Scholarship) from Oregon State University, USA, and a Master of Business Administration (Distinction) from Santa Clara University, USA.

Mr Khaw spent the first 26 years of his career at Hewlett Packard Company ("HP"), rising to the position of General Manager of HP's Handheld Computing Products Division. In that position, he was responsible for the design, manufacture and marketing of HP's Pocket PC, and pioneered the Win CE and GSM/GPRS wireless communication for PDAs. He also held the position of General Manager of HP's Asia Pacific PC Division, pioneering HP's entry into China for manufacturing and establishing Singapore as the strategic manufacturing site for HP's computer products.

After leaving HP in 1999, Mr Khaw was President of Omni Electronics (S) Pte Ltd and Senior Vice President of Celestica Inc (which acquired Omni Electronics Limited), before his current position as Chief Executive Officer of Mediaring Ltd, one of the leading companies in telephony services based on VoIP technology.

Mr Khaw is a Director of Senoko Power Limited, Total Automation Ltd and Amtek Engineering Limited.

SATS SUBSIDIARIES*
as at 27 May 2005

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED (SATS)

SATS AIRPORT SERVICES PTE LTD	SATS CATERING PTE LTD	SATS SECURITY SERVICES PTE LTD	AERO LAUNDRY & LINEN SERVICES PTE LTD	AEROLOG EXPRESS PTE LTD	COUNTRY FOODS PTE LTD
100.0%	100.0%	100.0%	100.0%	70.0%	66.7%

OVERSEAS INVESTMENTS*
as at 27 May 2005

INFLIGHT CATERING

** SERVAIR-SATS HOLDING COMPANY PTE LTD	TAJ-SATS AIR CATERING LTD (Mumbai, Kolkata, Delhi, **India**)	BEIJING AIRPORT INFLIGHT KITCHEN LTD (Beijing, **People's Republic of China**)	MALDIVES INFLIGHT CATERING PTE LTD (Male, **Maldives**)	TAJ MADRAS FLIGHT KITCHEN LTD (Chennai, **India**)	MACROASIA-EUREST CATERING SERVICES, INC (Manila, **Philippines**)	EVERGREEN SKY CATERING CORPORATION (Taipei, **Taiwan**)
49.0%	49.0%	40.0%	35.0%	30.0%	20.0%	15.0%

Second tier companies:

Parent	Company	Shareholding
SERVAIR-SATS HOLDING COMPANY PTE LTD	MACAU CATERING SERVICES CO LTD (Macau, **People's Republic of China**)	34.0%
BEIJING AIRPORT INFLIGHT KITCHEN LTD	TIANJIN AIRPORT KITCHEN LTD (Tianjin, **People's Republic of China**)	60.0%

* excluding dormant/inactive companies
** Investment-holding company, incorporated in Singapore

Note: Shareholding percentages of the second tier companies reflected in this diagram are the effective interests of the relevant first tier companies in such second tier companies.

GROUND HANDLING

PT JASA ANGKASA SEMESTA TBK (12 airports, **Indonesia**)	ASIA AIRFREIGHT TERMINAL CO LTD (Hong Kong, **People's Republic of China**)	BEIJING AVIATION GROUND SERVICES CO LTD (Beijing, **People's Republic of China**)	TAN SON NHAT CARGO SERVICES LTD (Ho Chi Minh City, **Vietnam**)	EVERGREEN AIR CARGO SERVICES CORPORATION (Taipei, **Taiwan**)	EVERGREEN AIRLINE SERVICES CORPORATION (Taipei, **Taiwan**)
49.8%	49.0%	40.0%	30.0%	25.0%	20.0%

Second tier companies:

Parent	Company	Shareholding
ASIA AIRFREIGHT TERMINAL CO LTD	ASIA AIRFREIGHT SERVICES LIMITED (Hong Kong, **People's Republic of China**)	100.0%
BEIJING AVIATION GROUND SERVICES CO LTD	BEIJING CHINA SOUTHERN AIRLINES GROUND SERVICES CO LTD (Beijing, **People's Republic of China**)	50.0%

CORPORATE INFORMATION
as at 27 May 2005

BOARD OF DIRECTORS
Cheng Wai Wing Edmund
Chairman

Chew Choon Seng
Deputy Chairman

Barry Henry Patrick Desker*
Director

Richard Charles Helfer
Director

Hong Hai
Director

Ng Kee Choe
Director

Ow Chin Hock
Director

Tan Jiak Ngee Michael
Director

** Mr Barry Desker will retire from the Board at the Annual General Meeting on 19 July 2005*

Mr Khaw Kheng Joo**
Proposed Director

*** The resolution to appoint Mr Khaw as Director will be tabled at the Annual General Meeting on 19 July 2005*

AUDIT & RISK MANAGEMENT COMMITTEE
Ng Kee Choe
Chairman

Hong Hai
Member

Ow Chin Hock
Member

Tan Jiak Ngee Michael
Member

BOARD EXECUTIVE COMMITTEE
Cheng Wai Wing Edmund
Chairman

Chew Choon Seng
Member

Ng Kee Choe
Member

REMUNERATION & HUMAN RESOURCE COMMITTEE
Cheng Wai Wing Edmund
Chairman

Chew Choon Seng
Member

Richard Charles Helfer
Member

NOMINATING COMMITTEE
Barry Henry Patrick Desker***
Chairman

Richard Charles Helfer
Member

Hong Hai***
Member

Tan Jiak Ngee Michael
Member

**** Dr Hong will take over from Mr Desker as Chairman of the Nominating Commitee on 19 July 2005*

COMPANY SECRETARY
Yip Wai Ping Annabelle

REGISTERED OFFICE
20 Airport Boulevard
Singapore 819659

COMPANY REGISTRATION NO.
197201770G

SHARE REGISTRAR
M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

AUDITORS
Ernst & Young
Certified Public Accountants
10 Collyer Quay #21-01
Ocean Building
Singapore 049315

Nagaraj Sivaram
Audit Partner-in-charge
(From FY2000-01 to FY2004-05)

CORPORATE MANAGEMENT
Ng Chin Hwee
President and Chief Executive Officer

Karmjit Singh
Chief Operating Officer

Lim Kei Hin
Chief Financial Officer

Leong Kok Hong
Senior Vice-President (Cargo)

Tan Chuan Lye
Senior Vice-President (Catering)

Denis Marie
General Manager
SATS Security Services Pte Ltd

Wong See Heng
General Manager
Aero Laundry & Linen Services Pte Ltd

Leong Yew Weng
Manager
Aerolog Express Pte Ltd

Tan Chiew Kuang Frankie
Chief Executive Officer
Country Foods Pte Ltd

AWARDS

SATS continues to set the standard for award-winning service quality and commitment to clients.

IN RECOGNITION OF SERVICE EXCELLENCE

Service excellence remains SATS' defining quality. In the past year, SATS and its group companies demonstrated the strength of its commitment, raising the bar on quality service to its clientele, befitting its status as market leader. Backed by a team of dedicated staff, our commitment to providing excellent customer service has resulted in numerous accolades received during the year.

Marking yet another record-breaking year, 1,142 staff from SATS Passenger Services, Apron, Load Control, Baggage, Cargo and Security were proud recipients of the "Star" (131), "Gold" (386) and "Silver" (625) awards at the prestigious 2004 Excellence Service Awards (EXSA). These national awards are presented yearly by SPRING Singapore and seek to encourage service providers across all service industries to deliver a high level of quality service, emphasizing the need for every individual to make service excellence a reality. SATS was by far and away the top winner this year, recording its largest number of winners yet in the 10-year history of the awards.

SATS staff walked away with six of the 22 awards for service excellence at the Annual Airport Reception organised by the Civil Aviation Authority of Singapore. Customer Services Agent, Tan Beng Luan was given the Service Personality of the Year award, the most prestigious award for staff at Changi Airport, in acknowledgement of at least two outstanding acts of service performed during the year.

SATS Passenger Services was named Best Service Provider of 2004 by SilkAir in July, 2004. It was ranked ahead of 24 other stations within SilkAir's network when judged on criteria such as complaints and compliments, flight punctuality, visa violations and efficiency of check-in services, and SilkAir's passenger survey on ground services.

SATS Passenger Services also clinched the Best Staff of the Year award by Eva Air. Duty Manager, Woo Weng Hung and Customer Services Officer, Neo Kim Hiang were praised for delivering consistently good performance.

Customer service staff of SATS Passenger Services also won praise from Asiana Airlines for their alertness when they spotted passengers attempting to check in with forged passports. The award recognized customer service staff for their impressive level of service.

In the annual Singapore Airlines' CEO Transforming Customer Service (TCS) Awards held in May, 2004, SATS Load Control won the Merit award in the Team's Choice Category, earning recognition for outstanding service and dedication demonstrated by SATS Load Control in support of Singapore Airlines' operations and is testament to their instrumental role in providing prompt support to Singapore Airlines' overseas stations, and facilitating the airline's operations across the entire network.

IN RECOGNITION OF QUALITY EXCELLENCE

SATS beat two highly-acclaimed contenders from Switzerland and Germany in winning the silver medal in the Gourmet Team Challenge at the Food and Hotel Asia 2004, the largest food and hospitality show in Asia. A bi-annual event, Food and Hotel Asia (FHA) 2004 took place in April and showcased about 2,700 exhibiting companies from over 60 countries. The SATS team was the only non-national and non-hotel team to win at the FHA Culinary Challenge.

SATS was named Best Air Cargo Terminal Operator at the 2005 Asian Freight and Supply Chain Awards in May 2005 for a record ninth time, having received the highest number of votes from over 13,000 senior cargo industry professionals in Asia-Pacific. Award winners were assessed on qualities such as consistency in service, continuous innovation and customer relationship management.

MILESTONES

20 April 2004

SATS acquires a 49.8% stake valued at US$60 million in JAS Airport Services. This marks SATS' entry into the growing Indonesian airport ground handling market. This is SATS' 13th operating overseas venture and the largest one to date.

5 May 2004

SATS welcomes Valuair as its new client.

[illegible] May 2004

Shandong Airlines joins SATS' client list.

[illegible] June 2004

Austrian Airlines signs up as a new client.

[illegible] ...e 2004

SATS doubles its stake to 49% in Asia Airfreight Terminal Company Limited (AAT) to become the single largest shareholder in the company.

[illegible] July 2005

SATS Group posts net profit of S$49.3 million for the first quarter of FY2004-05.

[illegible] September 2004

SATS Security is engaged to man and operate the new state-of-the-art Hold Baggage Screening System (HBSS), a S$79 million investment by the Civil Aviation Authority of Singapore to handle checked baggage screening.

15 September 2004

Tiger Airways is a second low cost carrier client win in under six months.

22 September 2004

SATS restructures its workforce to gear up for increased competition, releasing 108 staff from employment and offered another 1,064 staff re-employment in contract companies.

28 October 2005

SATS Group records a net profit of S$31.4 million for the second quarter of FY2004-05.

22 November 2004

SATS secures another new client win with Air Zimbabwe, whose inaugural flight from Harare, Zimbabwe arrives at Singapore Changi Airport, marking the first direct air link between Singapore and Zimbabwe.

[illegible] December 2004

Jetstar Asia takes off on its inaugural flight from Singapore to Hong Kong. The addition of Jetstar Asia brings SATS' new client wins in the low cost carrier market segment to three.

[illegible] January 2005

SATS Group announces net profit of S$50.7 million in the third quarter of FY2004-05.

[illegible] May 2005

SATS Group posts net profit of S$173.8 million for FY2004-05.


UNION LAND
Pertukaran



SATS continued to focus on exceeding current service, enhancing productivity and better management of cost structures, while leveraging on new technology and innovative processes and techniques.









SINGAPORE OPERATIONS REVIEW

In an increasingly competitive environment, the watchwords for the year were exceeding current service standards, enhancing productivity and better management of cost structures. SATS continued to leverage on new technology and innovative processes and techniques to further develop its capabilities.

EMBRACING THE COMPETITION

During the past year, the competitive landscape in Singapore changed significantly. The acquisition of Changi International Airport Services (CIAS) by the Dubai-based DNATA of the Emirates Group, and the start-up of operations by third ground handler, Swissport, were developments that sought to challenge SATS' market leadership position at Singapore Changi Airport.

During the year, SATS put in place the final phase of organisational restructuring efforts aimed at achieving better efficiencies and lowering overall cost structures. Carried out in September and October 2004, this workforce restructuring initiative saw 1,164 positions outsourced to contract labour companies. Increasing the proportion of contract positions facilitates greater flexibility in resource deployment according to business volume fluctuations. Concurrently, other initiatives such as multi-skilling and re-skilling continue to improve cost competitiveness and enhance staff productivity levels. In reiterating its commitment to clients, SATS stepped up its marketing efforts, succeeding in renewing a number of existing contracts for longer terms or for more services, or a combination of both. In the past year, SATS also made strategic new client wins, including, significantly, in the fast-expanding budget carrier market.

WINNING NEW CUSTOMERS

SATS continued to win new customers in FY2004-05 with the following additions to its strong client list:

Valuair	May 2004
Shandong Airlines	May 2004
Austrian Airlines	Jun 2004
Northwest Airlines	Sep 2004
Tiger Airways	Sep 2004
Air Zimbabwe	Nov 2004
Cardig Air	Dec 2004
Jetstar Asia	Dec 2004

However, the increasingly competitive landscape meant the migration of Emirates (for inflight catering and ground handling services) and Swiss International (for passenger and ramp handling services) to CIAS and Swissport respectively.

As at 31 March 2005, SATS provided 52 airline clients with inflight catering, ground handling, aviation security services or a comprehensive package of services. This represents 77% of the market share in terms of scheduled airlines operating in Singapore.




TR 220
SATS


GARRETT


SINGAPORE AIRPORT TERMINAL SERVICES

DEVELOPING SPECIALIST CAPABILITIES

Well known for providing excellent service and backed by an enviable track record, SATS is in a strong position to capitalise on new market opportunities.

In April 2004, SATS was engaged by the Ministry of Foreign Affairs (MFA) to provide handling services at the VIP Complex at Singapore Changi Airport. Strict protocol standards called for specially selected SATS staff to be assigned to the VIP Complex. These selected SATS staff then underwent rigorous training before taking up appointments as Airport Protocol Officers (APO).
The APOs undertake various liaison duties and help to process the airport formalities for visiting and departing foreign dignitaries, government ministers and VIP delegations at the VIP Complex. In addition, the APOs are also responsible for the management of the two VVIP rooms, six VIP rooms and the delegation lounge area at the VIP Complex.

In May 2004, our subsidiary, Country Foods, primarily a manufacturer and distributor of chilled and frozen processed foods, explored new markets by taking on institutional catering for the National University Hospital (NUH).

Preparations are underway for the launch of the new low cost terminal, expected to be operational by the first quarter of 2006. Construction work is currently in progress for the new terminal, which will be located next to SATS Inflight Catering Centre. A SATS team comprising staff from Apron, Baggage and Passenger Services divisions has been tasked with working together with CAAS in reviewing handling operations at the new terminal.

ENHANCING THE PASSENGER EXPERIENCE

Premium Class passengers departing from Terminal 2 at Singapore Changi Airport from May 2005 could enjoy upgraded facilities at the newly-refurbished SATS Premier Lounge. Launched in April 2005, Premium Class passengers visiting the revamped lounge could make use of facilities such as plasma television sets, new menus, massage chairs, business facilities and StarHub wireless broadband coverage.

In a first-of-its-kind initiative, SATS launched the tablet PC as part of its passenger check-in service offerings. Designed with mobility in mind, the tablet PC brings check-in services to the passenger. Check-in staff tasked with queue-combing duties, can be equipped with a tablet PC to offer passengers an abbreviated check-in process through a wide range of services previously confined to static check-in positions. These services include providing important updated information on flight arrivals and departures and advising alternative arrangements.

The Common User Self-Service (CUSS) Project, a collaborative effort between Singapore Airlines and SATS, was launched for deployment initially in Terminal 2 of Singapore Changi Airport. Marking yet another innovation aimed at bringing quality service to the passenger, this







SINGAPORE
OPERATIONS REVIEW

project will see the installation of self-service kiosks throughout the terminal that facilitate check-in for Singapore Airlines passengers with confirmed and ticketed bookings. Key features include the ability to handle multi-sector, multi-passenger check-in, enabling passenger seat selection with graphical seating map representation, baggage tag printing, biometric identification, issue of boarding passes and visa checks. This service is expected to launch in January 2006.

First introduced in June 2004, a special VIP handling team was set up to look after the needs of Singapore Airlines VIP passengers. The current team, consisting of 3 duty managers and 7 customer services officers, monitors VIP flight movements and facilitates smooth handling of all Singapore Airlines VIP flights.

GROWING TO MEET GREATER DEMAND

It was a year of capacity expansion, facilities upgrading and equipment renewal for Aero Laundry & Linen Services in FY 2004-05, a reflection of the growth in daily workload volumes, which increased by 39% over the previous financial year. The increased volume can be attributed to a mixture of both organic growth within the airline client sector and expansion into the non-airline client sector.

ALLS added a state-of-the-art eight-module, 60 kilogram Continuous Batch Washer (CBW) system to complement its existing 12-module 60 kilogram CBW system. The S$1.23 million acquisition increased the plant's overall production capacity by 40% or to 28 tons from 20 on a 10-hour shift. Additionally, a third steam boiler was purchased for present needs and in anticipation of future demand, adding 50% to the existing capacity. ALLS also embarked on a series of measures to promote more efficient work processes and enhance productivity. First, ALLS added a production mezzanine floor to more efficiently and quickly handle blanket folding. The additional 409 sq m workspace brings ALLS' total built-up area to 5,226 sq m. In addition, a new ironing line with integrated feeder and folder was installed at a cost of S$0.42 million, allowing large linen of varying sizes to be fed, ironed and folded automatically into predetermined sizes.

DEVELOPING NEW IT CAPABILITIES

SATS continued to enhance its service offering with the adoption of the latest technological innovations. SATS launched the new SITA Baggage Reconciliation System (BRS) to improve security for its airline clients. Since its implementation for Singapore Airlines flights in June 2004, the new system has been providing real-time baggage management solutions for the collation and reconciliation of passenger and baggage data. It enhances airline security by ensuring that passengers are matched with their bags on the same flight, thus complying with the industry ICAO Annex 17 requirements, which calls for any unaccompanied bag to be quickly identified and offloaded. With the BRS in place, the time taken to locate bags has been shortened considerably, minimising disruption to flight schedules. Following its successful



rollout with Singapore Airlines, other airlines such as Air New Zealand, All Nippon Airways, Austrian Airlines, British Airways, Cathay Pacific and Qantas Airways are now using the BRS.

In the financial year under review, SATS Cargo improved its billing process with the introduction of the 'Cargo Billing Data Support Module' (CBDSM), enabling more accurate billing computations, enhancing secure transactions and shortening the cargo billing process. New recruits and existing Passenger Services staff have the benefit of learning at their own pace with the introduction of e-learning courseware, with the launch of the first module, "Customer Service Procedures On-Line". At the end of the course, participants are assessed on their understanding of the module. Its interactive capability and ease of use proved popular and its feasibility for implementation in other functional areas is currently being examined.

Following the encouraging results from Singapore Airlines freighter flights in 2002, SATS Load Control extended the Aircraft Communications Addressing and Reporting System (ACARS) Loadsheet processes and procedures to Qantas Airways and Australian Airlines flights departing from Singapore in July 2004. Cutover involving the despatch of the ACARS loadsheet to these flights was successfully carried out. ACARS employs satellite technology for the transmission of flight messages from ground control to the airline cockpit. The system also allows the Load Controller to monitor the apron loading and passenger boarding processes more efficiently.

PROMOTING SAFETY AT WORK

With the growth in flight and passenger traffic comes a stronger focus on fundamental concerns such as aviation safety, both in the air and on the ground, for staff and for passengers alike. As a premier ground handler, SATS adopts a combination of structured safety training programmes, periodic company-wide safety initiatives, and concerted efforts to place safety on the agenda in all training programmes, so as to reinforce a "Safety First" mindset amongst its staff.

In November 2004, as part of safety initiatives undertaken by the SIA Group, SATS launched the Ground Ramp Incident Prevention (GRIP) Programme so as to enhance worker ramp safety and minimise possible damage to aircraft, equipment and facilities at the apron. Part of the programme included the formation of a GRIP Committee to oversee all safety aspects of airside operations. An in-house safety video on safe practices for ramp staff was also produced and screened at staff training sessions.

IMPROVING SERVICE QUALITY AND TRAINING

In the financial year under review, SATS Catering set up a dedicated Premium Kitchen for the preparation of First and Business Class Western meals. Constructed at a cost of S$1.2 million and manned by specially recruited skilled staff, the Premium Kitchen is designed for smaller batch size cooking, allowing better control in the meal preparation process as compared with the main kitchen









SINGAPORE OPERATIONS REVIEW

where meal preparation is carried out in bulk. More specialty production kitchens, including dedicated Thai and Chinese Kitchens are being looked into with the aim of having better specialisation and expertise in the production of certain cuisine or meal types.

In July 2004, SATS Cargo's ISO 9001:2000 Quality Management System were integrated with those of SATS Apron, Baggage and Passenger Services under the single umbrella of SATS Airport Services, resulting in significant cost savings as well as improved co-ordination among the three divisions when conducting audits. The fourth continuing assessment cycle for the ISO 9001:2000 Standards was completed in August 2004, making it the first assessment under the combined audit for the various divisions in SATS.

The year in review saw SATS Apron staff being able to practice aerobridge docking techniques with the aid of a new mobile, fabricated aircraft fuselage. Constructed at the cost of S$10,000, the simulated aircraft fuselage allows new recruits to be trained without incurring damage and possible ensuing repair costs to actual aircraft while having the advantage of providing for a more realistic and effective learning experience. Apart from training new recruits, the simulator may also be used for refresher training.

SATS Passenger Services' frontline staff continued to undergo cross-cultural awareness training from in-house SATS courses or those jointly conducted with our airline clients. During the year, All Nippon Airways (ANA) and SATS conducted a three-day 'Step Up Training' course designed to help frontline staff understand and service Japanese passengers better. For improved customer experience, SATS Passenger Services also recruited native speakers (e.g. in Korean, Mandarin, German and Japanese languages) as frontline staff, to assist as interpreters or work as customer services agents.

SATS Passenger Services staff also underwent fraud detection training conducted by the Air New Zealand's Revenue Protection Department. They learnt about the increasingly sophisticated methods employed by fraudsters and the latest techniques used in the detection of stolen, counterfeit and washed tickets. The training equipped frontline staff with the necessary skill to detect ticket irregularities, thereby minimising revenue losses to the airline clients.

In line with the continuing emphasis on employee skills upgrading, 34 Auxiliary Police Officers from SATS Security Services completed a five-week residential basic police course at the CISCO Training School. These officers were updated on the latest developments in the application and enforcement of the police regulations, and also received training in skills such as firearms handling. Assessments of the Auxiliary Police Officers' X-ray detection skills were also carried out as part of ongoing skills training. The training armed SATS Security Services staff with the requisite skills in detecting illegal immigrants and false identification documents. For the first time, SATS Security Services also introduced psychometric testing for its Auxiliary Police Officers. Designed to assess officers'



ability to cope under stressful situations, the programme equipped them with the skills needed to deal with emergency situations, underlining SATS Security Services' commitment to skills upgrading for its employees.

FOSTERING INDUSTRY RELATIONS THROUGH THE EXCHANGE OF IDEAS AND EXPERIENCES

Based on the belief that experiences shared can lead to improved service and enhanced efficiencies across all disciplines, SATS has always actively encouraged the exchange of ideas through joint efforts with valued industry partners. One example is the International Inflight Caterers Association/International Inflight Food Service Association (IFCA/IFSA) Asia Pacific Conference and Exhibition held in China in September 2004. This important gathering played host to senior level decision makers from airlines, caterers and suppliers with business interests in the Far East region, whose insight and experience proved invaluable to the participating SATS team.

SATS Security Services hosted the Aviation Security (AVSEC) 2004 Conference and Exhibition which took place in Singapore from 14 to 16 April 2004. The three-day event witnessed the participation of over 250 delegates from 47 countries in an exchange of views and experiences on aviation security issues such as sky marshalling, baggage and cargo screening. Conference participants also shared updates on security trends, and experienced a first-hand look of the latest security and surveillance technology showcased during the exhibition.

During the past year, SATS Catering played host to four students from culinary academy, At-Sunrice, The Singapore Culinary Academy and Spice Garden. These students underwent a six-month attachment programme in a work/study environment during which they gained practical work experience in the preparation of Asian and Western cuisine as part of their diploma course.

PROTECTING THE ENVIRONMENT

The SATS Environmental Management System (EMS) was developed out of a concern for operational impact on the environment. It looks into the efficient and environmentally-sound use of non-renewable resources and the management of waste generated from operational processes. Key performance indicators have been set up to track performance levels and adoption of recommended practices, while "green practices" training programmes were implemented in addition to training modules in preparation for the ISO 14001 audit. The EMS initiatives received a positive response from the Singapore Productivity and Standards Board (PSB) Certification auditors during an assessment of SATS' compliance with ISO 14001 standards.

Besides EMS, the SATS Group also implemented various initiatives to further reduce environmental pollution produced in its operational facilities. The SATS Group will continue to explore innovative ways to more effectively conserve resources, minimise waste, lower production costs and improve work efficiency while leveraging on environmentally friendly technology.




HYSTER


9V-SMP


SATS
P. K. SIM




SATS
SATS

SATS' overseas ventures continued to show strong growth. During the period under review, share of profits from these overseas investments increased by $16.7 million or 49.4% over the previous year.






OVERSEAS
OPERATIONS REVIEW

OVERSEAS

SATS' overseas ventures continued to show strong growth. During the period under review, share of profits from these overseas investments increased by $16.7 million or 49.4% over the previous year. Overseas ventures now account for 20% of the Group's profit before tax, up from 15% last year, meaning that the SATS Group is well on its way to achieving its target of 25% profit contribution from its overseas ventures.

ASIA AIRFREIGHT TERMINAL CO LTD (AAT)

SATS doubled its stake in AAT in August 2004 to bring its shareholding to 49%, making it the single largest shareholder of the company. In order to cope with increasing volumes handled as well as to tap growth opportunities arising from Hong Kong International Airport's position as North Asia's leading air freight hub, AAT commenced construction of a second airfreight terminal.

Targeted for completion in 2006, the new facility will include a multi-storey warehouse with two airside levels and landside access on every floor. It will add 910,000 tonnes to its existing annual cargo handling capacity. On completion, the two airfreight terminals will provide a total handling capacity of 1.5 million tonnes per annum.

AAT was awarded the Good People Management Award 2004 by the Labour Department of Hong Kong. This was



the second time that AAT had received the award, the first being in 2000. The award was given to Hong Kong-based companies in recognition of good human resource policies and practices.

In FY2004-05, AAT welcomed a total of six new clients including Valuair and World Airways.

BEIJING AIRPORT INFLIGHT KITCHEN (BAIK)

BAIK celebrated its tenth anniversary in style at the Grand Beijing Hotel together with BGS which also turned a decade old. Minister for Transportation for Singapore, Mr Yeo Cheow Tong and the Civil Aviation Authority of China (CAAC) minister, Mr Yang Yuanyuan, graced the occasion as guests-of-honour. Other distinguished guests present at the celebrations included the Singapore Ambassador to China, BG Chin Siat Yoon, Executive Director & CEO of Temasek Holdings, Mdm Ho Ching and the Head of China Customs, Health & Quarantine and Immigrations.

BAIK reached a new milestone with the establishment of a joint venture with Tianjin Airport Authority in September 2004. The new JV Company, Tianjin Airport Kitchen (TAK), provides catering services to airlines operating in Binhai International Airport in Tianjin. Under the guidance of SATS and Beijing Capital International Airport Co Ltd (BCIA) since 1993, BAIK is proud to have acquired the necessary technical and management skills to operate an inflight kitchen. It has now developed the capability to impart its skills and help improve catering service standards at other inflight kitchens in China.

During the year in review, BAIK received recognition from Northwest Airlines (NW) for delivery of outstanding service. BAIK commenced handling NW flights in May 2004 and was awarded the Certificate of Recognition after only five months' handling. The certificate was awarded to BAIK in recognition of its efforts in providing consistent, high-level quality service to the airline and its passengers.

In FY2004-05, BAIK won a total of 6 new airline accounts including British Airways, KLM and Northwest Airlines and now handles a total of 16 international and 25 domestic airline customers.

BEIJING AVIATION GROUND SERVICES (BGS)

BGS, together with Beijing China Southern Airlines Ground Services Co Ltd (CGS), a joint venture formed in 2003 between BGS and China Southern Airlines, invested much time and effort, not to mention additional manpower and equipment, to ensure the smooth takeover of apron and cargo handling for 80 additional flights a day and about 100,000 tonnes of cargo per annum for the China Southern Group of airlines when Terminal 1 of Beijing Capital International Airport finally re-opened its doors on 20 September 2004.







OVERSEAS OPERATIONS REVIEW

During the past year, BGS added a total of 7 airlines to its stable of clients and now handles a total of 24 international and 5 domestic airline customers.

During the financial year under review, management staff of BCIA, SATS and BGS participated in a Management Round Table to take stock of the company's position and to develop the strategic direction for the company's future.

MACROASIA-EUREST CATERING SERVICES (MECS)

MacroAsia-Eurest Catering Services celebrated its 6th year of operations in August 2004. Recounting the many achievements in the past years, General Manager, Mr Jamtander took the opportunity to thank staff for their vital contributions to the company, challenging them to prepare for the coming year, outlining their plans and strategies for the company to attain and exceed its targets.

As part of its ongoing efforts to improve food safety standards, the company has been working towards attaining industry certification for its food safety program. In August 2004, MECS was awarded the HACCP certification by Certification International. In addition, MECS upgraded its ISO certification in 2004 from the ISO 9002:1994 version obtained in 2000 to the ISO 9001:2000 version. These accreditations distinguish MECS as the first and only inflight caterer in the Philippines to hold the HACCP, ISO 9001:2000 and Halal certifications. MECS also launched its website www.macroasia-eurest.com in July 2004. At about the same time, MECS took over the operation of the Sampaguita Lounge at Terminal 1, opening it to the public as an economy class lounge and providing food and beverages to travelers.

During the year in review, MECS received recognition from Northwest Airlines (NW) and was given the Team Achievement Award 2004 on 25 February 2005 for its significant contribution towards achieving the airline's mission and delivery of outstanding service. MECS has catered to NW since June 2003 and has consistently ranked as one of the best performing caterers in the region.

In FY2004-05, after months of hard work, MECS secured three new clients despite a stiff competitive environment. Palau Micronesia Air, Air Niugini and KLM-Royal Dutch Airlines joined the MECS' stable of clients, bringing the total number of MECS' airline clients to 13.

MALDIVES INFLIGHT CATERING (MIC)

A new inflight kitchen for MIC is expected to be ready by end-2005 to replace its existing 15-year old kitchen. The ground-breaking ceremony for the new kitchen was held in August 2004 and was graced by Minister of Transport & Civil Aviation, Hon Ilyas Ibrahim and Deputy Minister of Tourism, Mr Mohamed Saeed.


LINE MAINTENANCE




AKE 91162 SK
SAS



When completed, the new inflight kitchen will have the capacity to prepare 4,000 meals per day with provision for expanding production by another 4,000 meals in phase 2. The new kitchen is designed to ensure an efficient flow of process materials and waste. The equipment and facilities of the new kitchen are designed to meet rigorous hygiene standards, food safety and preparation guidelines.

During the year, MIC also announced the appointment of its new chairman, Mr Ahmed Ali Maniku, who has been a member of the MIC Board since November 2002. Mr Ahmed takes the place of Hon. Abdul Sattar Anbaree who was the State Minister of Defence and National Security of Maldives and has been the Chairman of MIC for 15 years.

The culinary team of MIC's hotel unit, Hulhule Island Hotel (HIH), emerged victorious at the Hotel Asia Culinary Challenge Competition 2004 held in August 2004. The HIH team, led by Executive Chef Sase, won two gold, two silver and two bronze medals including a trophy for the best carver category.

TAJ-SATS AIR CATERING (TSAC)

TSAC Mumbai was awarded the ISO 9001:2000 certification in October 2004, living up to its mission of delivering world class quality products and services to clients. The attainment of the ISO certification was the culmination of years of effort, commencing in 1999 when Taj Air Caterers was the first unit within the Taj Group of Hotels to achieve the HACCP certification in food production and delivery processes. The target then was to obtain the ISO certification by 2005.

In November 2004, Mr Raymond Bickson, Managing Director of Indian Hotels Company Limited (IHCL) was appointed Chairman of TSAC, replacing Mr Zubin Dubash. Mr Bickson brings with him over 30 years' experience in the international hospitality industry.

During the year in review, TSAC re-commenced catering services for Qantas Airways, after the airline resumed flights to India following a two-year hiatus. Qantas now offers non-stop services from Sydney to India's financial capital, Mumbai.

At Kolkata, TSAC expanded the capacity of its inflight kitchen to cater for the strong growth in traffic. Renovations were completed in February 2005. The newly expanded kitchen has the capacity to produce 6,500 meals per day, up from 2,500 meals previously.

TSAC was selected as Delta Airline's International Caterer of the Year 2004 - Atlantic Region. TSAC's catering performance in 2004 was rated by Delta as outstanding, it consistently achieved a quality and performance score of 100% every month of the year.




JAS



OVERSEAS
OPERATIONS REVIEW

TAN SON NHAT CARGO SERVICES COMPANY (TCS)

TCS is working on plans to build a new cargo terminal. When completed at the end of 2006, the new cargo terminal will have the capacity to handle 200,000 tonnes per annum.

JAS AIRPORT SERVICES

In April 2004, SATS marked its entry into the Indonesian market with an acquisition of a 49.8% stake in PT Jasa Angkasa Semesta TBK (PT JAS). Valued at US$60 million, the acquisition is SATS' 13th overseas venture and allows it access to the fast-growing Indonesian ground handling market.

Currently operating at 12 airports across Indonesia with a full range of services provided to Jakarta, Surabaya, Denpasar/Bali, Manado, Makassar and Medan, PT JAS is the market leader for ground and cargo handling services in Indonesia, commanding up to 75% market share for international flights and cargo at the Jakarta and Surabaya airports.

The investment represents SATS' commitment to significantly grow its overseas businesses, in line with its strategy to expand beyond Singapore and to fulfill its ambition to be the leading ground handler in the region.

SATS and PT JAS enjoy a long working relationship together, which began when SATS seconded its staff to help the Indonesian ground handler start up its operations in 1984.

In 2004, PT JAS received numerous accolades, including the Excellent Award Zero Aircraft Ground Damage for the period 2000 to 2004 and Best Cargo Handling Performance 2003-04, both from Emirates. PT JAS also received the Best Performance award for the ETHIX (Electronic Ticket) system from Lufthansa German Airlines and achieved 5 "Crowns" from KLM for good performance. In addition, PT JAS's Jakarta station was awarded the Best Station Performer by Saudi Arabian Airlines and the Excellent Performance Station by EVA Airways.


AKE 91179 SQ
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NO ENTRY
LOAD 2500KG









Group operating profit increased by 4.9% to $200.2 million; and profit before tax rose by 2.6% to $223.3 million despite an exceptional item of $28.8 million for the cost of the restructuring exercise in September 2004.

Earnings

The Group's operating profit increased $9.4 million or 4.9% to $200.2 million. Profit before tax increased $5.7 million or 2.6% to $223.3 million despite an exceptional item of $28.8 million for the one-time cost of restructuring exercise in September 2004. Profit after tax and minority interest however, fell $16.0 million to $173.8 million, an 8.4% decrease compared to the previous financial year, which had benefitted from a $21.1 million tax write-back in financial year 2003-04.

Basic earnings per share dropped 1.9 cents or 10.1% to 17 cents.

Profitability ratios of the Group are as follows:

	2004-05 %	2003-04 %	**Change % Points**
Return on Turnover	**17.8**	21.8	- 4.0
Return on Average Shareholders' Funds	**15.1**	16.4	- 1.3
Return on Total Assets	**11.0**	11.7	- 0.7

GROUP REVENUE AND EXPENDITURE


$ MILLIONS
1000
900
800
700
600
500
400
300
200
100
0
2000-01
2001-02
2002-03
2003-04
2004-05
Revenue
Expenditure

GROUP OPERATING PROFIT, PROFIT BEFORE TAX AND PROFIT ATTRIBUTABLE TO SHAREHOLDERS


$ MILLIONS
300
280
260
240
220
200
180
160
2000-01
2001-02
2002-03
2003-04
2004-05
Profit Before Tax
Operating Profit
Profit Attributable To Shareholders

GROUP PROFITABILITY RATIOS


PERCENT
CENTS
26
24
22
20
18
16
14
12
10
2000-01
2001-02
2002-03
2003-04
2004-05
Return On Ave. Shareholders' Funds (%)
Return On Turnover (%)
Return On Total Assets (%)
Earnings Per Share (Cents)

Revenue

The Group's operating revenue for the financial year 2004-05 was $975.7 million, an increase of 12.3% over the previous financial year. This was primarily due to higher business volumes, reflecting the recovery from the previous financial year, which had been impacted by the outbreak of the Severe Acute Respiratory Syndrome (SARS) in the first quarter of the year.

Segmental revenue and its composition are summarised below:

	2004-05		2003-04		
	$M	%	$M	%	% Change
Inflight Catering	**422.8**	**43.4**	356.5	41.0	+ 18.6
Ground Handling	**438.4**	**44.9**	418.3	48.2	+ 4.8
Aviation Security	**73.4**	**7.5**	59.9	6.9	+ 22.5
Others*	**41.1**	**4.2**	34.0	3.9	+ 20.9
Total	**975.7**	**100.0**	868.7	100.0	+ 12.3

* Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

Revenue from inflight catering, which constituted 43.4% of the total Group's revenue, rose 18.6% from $356.5 million to $422.8 million for the financial year ended 31 March 2005. This was due to a 19.3% increase in the volume of inflight meals uplifted compared to the previous financial year which had been affected by the SARS outbreak.

Revenue from ground handling, which constituted 44.9% of the total Group's revenue, increased 4.8% from $418.3 million to $438.4 million due to a higher number of flights and higher cargo volume handled in the financial year under review.

Revenue from aviation security services, which comprised 7.5% of the total Group's revenue, rose 22.5% from $59.9 million to $73.4 million because of new security screening services rendered at the airport's gate hold room from September 2003.

Revenue from other services, which made up 4.2% of the total Group's revenue, increased 20.9% from $34.0 million to $41.1 million. This came primarily from the subsidiary M/S Country Foods.

GROUP REVENUE COMPOSITION


2004-05
4.2%
7.5%
43.4%
44.9%
2003-04
3.9%
6.9%
41.0%
48.2%
Inflight Catering
Ground Handling
Aviation Security
Others

Expenditure

The Group's expenditure increased $97.6 million or 14.4% to $775.5 million for the financial year ended 31 March 2005, mainly from increased staff costs and raw materials cost.

Staff costs increased $60.9 million or 16.6% due to a higher profit-sharing bonus in FY2004-05 compared to the previous financial year (+$26.1 million), higher overtime and allowances due to an increase in business volume (+$14.1 million), service increment from October 2004 (+$4.6 million), and higher contract labour costs (+$21.4 million) due to the higher workload and increase in outsourcing initiatives. In addition, there was a one-time payment of $7.3 million to staff as a result of the new Collective Agreement.

Cost of raw materials increased $23.5 million or 35.6% to $89.5 million as a result of the higher meal production volume and higher prices of seafood, meat and poultry resulting from the outbreak of Avian flu and the Bovine Spongiform Encephalopathy (BSE)-induced ban on US beef from late 2003. In addition, better quality and more expensive ingredients used by airlines also contributed to the increase in raw materials cost.

Licensing fees increased 5.8% to $64.2 million because of higher revenue earned. However, this was partly offset by a reduction in fees resulting from the revised ground handling agreement with the airport authority effective 7 August 2004.

Depreciation charges increased $1.7 million or 2.8% mainly because of the capitalization of the SATS Operations Control Centre system and the upgrading of the Material Handling System at airfreight terminals.

Other costs increased $5.5 million or 8.1% because of higher maintenance costs for equipment and vehicles, higher IT expenses, higher fuel costs and higher operating expenses resulting from the rise in business volume. The increase in other costs was also because of lower expenses in financial year 2003-04 due to the SARS outbreak, the write-back of doubtful debt provisions, and lower insurance premiums.

	2004-05		**2003-04**		
	$M	**%**	**$M**	**%**	**% Change**
Staff Costs	**427.0**	**55.1**	366.1	54.0	+ 16.6
Cost of Raw Materials	**89.5**	**11.5**	66.0	9.7	+ 35.6
Licensing Fees	**64.2**	**8.3**	60.7	9.0	+ 5.8
Depreciation Charges	**63.2**	**8.1**	61.5	9.1	+ 2.8
Company Accommodation and Utilites	**58.3**	**7.5**	55.8	8.2	+ 4.5
Other Costs	**73.3**	**9.5**	67.8	10.0	+ 8.1
Total	**775.5**	**100.0**	677.9	100.0	+ 14.4

GROUP EXPENDITURE COMPOSITION



2004-05
9.5%
7.5%
8.1%
8.3%
11.5%
55.1%
2003-04
10.0%
8.2%
9.1%
9.0%
9.7%
54.0%
Staff Costs
Cost Of Raw Materials
Licensing Fees
Depreciation Charges
Company Accommodation
And Utillities
Other Costs

Profit Contribution from Associated Companies

Profit contribution from overseas operations through associated companies increased 49.4% from $33.8 million to $50.5 million for the financial year ended 31 March 2005, mainly from the doubling of the equity stake in Asia Airfreight Terminal and improved profits from the China and Vietnam associated companies.

The profit contribution from associated companies for FY2004-05 increased 5.0 percentage points from the previous financial year and currently represents 20.0% of the Group's profit before tax and exceptional item.

Exceptional Items

The Group incurred $28.8 million in exceptional items for the costs of the restructuring exercise conducted in September 2004.

Taxation

The Group's taxation for the period under review was $49.2 million, which was $21.2 million or 75.7% higher than the previous financial year, mainly because of a $21.1 million tax write-back in FY2003-04.

Dividends

The Company paid an interim dividend of 3 cents per share, amounting to $24.6 million after tax, on 26 November 2004. The directors proposed that a final dividend of 6 cents per share, amounting $49.3 million after tax, be paid. The total dividend less tax, payable out of profits for financial year 2004-05, will amount to $73.9 million, representing a dividend payout of 42.5%.

FINANCIAL REVIEW

FOR FY2004/2005

Financial Position

The Group's total assets stood at $1,600.3 million as at 31 March 2005, which was $41.7 million or 2.7% higher than the $1,558.6 million as at 31 March 2004.

The net asset value per share was $1.04, 18 cents or 14.8% lower than that as at 31 March 2004 after the payment of special dividend and final dividend for FY2003-04 of $301.8 million and $40.8 million respectively on 4 August 2004, and after the payment of the interim dividend for FY2004-05 of $24.6 million on 26 November 2004.

As at 31 March 2005, the shareholders' funds of the Group was $1,068.2 million, representing a decrease of $159.9 million or 13.0% compared to that as at 31 March 2004 because of the dividend payments. The return on shareholders funds, at 15.1%, was 1.3 percentage points lower than that for FY2003-04.

Net liquid assets of the Group decreased $86.6 million to $311.3 million. The debt to equity ratio for the Group as at 31 March 2005 increased to 0.23 compared to 0.04 as at 31 March 2004, due to the issuance of $200 million 5-year fixed rate notes on 2 September 2004.



SHAREHOLDERS' FUNDS, TOTAL ASSETS AND NET ASSET VALUE PER SHARE
$ MILLIONS
CENTS
1800
1600
1400
1200
1000
800
600
400
200
0
140
120
100
80
60
40
20
0
2000-01
2001-02
2002-03
2003-04
2004-05
Shareholders' Funds ($ Millions)
Total Assets ($ Millions)
Net Asset Value Per Share (Cents)



NET LIQUID ASSETS
$ MILLIONS
400
350
300
250
200
150
100
50
0
2000-01
2001-02
2002-03
2003-04
2004-05

Share Capital And Share Options Of The Company

The company's issued and paid-up capital of the Company increased from S$100,600,548 as at 31 March 2004 to S$102,784,083 as at 31 March 2005. The increase was due to the allotment and issue of 21,835,350 new ordinary shares of S$0.10 each of the Company ("Shares") pursuant to the exercise of options granted under the SATS Employee Share Option Plan ("Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

On 1 July 2004, options were granted under the Plan to eligible employees to subscribe for 17,658,100 Shares, out of which options in respect of 16,329,600 Shares were accepted by the employees. The exercise periods of the said options commence on 1 July 2005 for Senior Executives (as defined under the Plan) and 1 July 2006 for other employees, and expire on 30 June 2014. The exercise price of the Shares under the said options is S$2.09 per Share (after adjustment of $0.30 per Share approved by the shareholders at the extraordinary general meeting held on 20 July 2004). As at 31 March 2005, options to subscribe for a total of 62,756,850 Shares were outstanding under the Plan. As at 31 March 2004, options to subscribe for a total of 68,911,300 Shares were outstanding under the Plan.

Capital Expenditure And Cash Flow

The Group incurred $13.1 million in capital expenditure in FY2004-05 compared to $33.4 million in the previous financial year. Internally-generated cash flow was $272.7 million, $32.2 million higher than in the previous financial year. As a result, the self-financing ratio of cash flow to capital expenditure increased from 7.2:1 in the previous financial year to 20.8:1 in FY2004-05.

The Group's cash and cash equivalents were $274.4 million as at 31 March 2005, $29.2 million lower than a year ago. The major cash outflows during FY2004-05 included payments of a special dividend of $301.8 million and investments in overseas joint ventures amounting to $175.1 million. During the financial year, the Company also issued a $200 million 5-year fixed rate notes.



CAPITAL EXPENDITURE AND
INTERNALLY-GENERATED CASH FLOW
$ MILLIONS
RATIO
350
300
250
200
150
100
50
0
22.0
20.0
18.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0
2000-01
2001-02
2002-03
2003-04
2004-05
Capital Expenditure ($ Millions)
Internally-Generated Cashflow ($ Millions)
Self Financing Ratio

FINANCIAL REVIEW
FOR FY2004/2005

Value Added

The total value added of the Group was $671.7 million during the year under review, an increase of $44.6 million over the previous financial year, of which $381.3 million (56.8%) was attributed to salaries and other staff costs. Shareholders received $367.2 million (54.7%) in dividends, interest on borrowings accounted for $3.9 million (0.6%), while corporate taxes accounted for $49.2 million (7.3%), and $63.2 million (9.4%) was retained for future capital requirements. Due to the payment of special dividends during the year, $193.4 million (-28.8%) was drawn from retained earnings.

Statement of value added and its distribution (in $ millions)

	2004-05	2003-04	2002-03	2001-02	2000-01
Total revenue	**975.7**	868.7	958.1	895.3	887.2
Less : Purchases of goods & services	**330.9**	274.6	289.3	267.5	266.7
	644.8	594.1	668.8	627.8	620.5
Add/(less):					
Interest income	**3.3**	5.0	3.9	4.0	2.9
Share of results of associated companies	**50.5**	33.8	30.2	22.1	17.7
Amortisation of deferred income	**1.4**	1.6	0.9	–	–
Amortisation of goodwill	**(0.1)**	(0.1)	–	–	–
Income from long-term investment	**0.6**	0.7	0.7	0.6	0.4
Exceptional items	**(28.8)**	(8.0)	–	–	–
Total value added available for distribution	**671.7**	627.1	704.5	654.5	641.5
Applied as follows:					
To employee					
– Salaries and other staff costs	**381.3**	341.9	380.2	304.3	385.9
To government					
– Corporate taxes	**49.2**	28.0	43.3	74.7	40.3
To supplier of capital					
– Dividend	**367.2**	54.7	54.6	45.3	15.1
– Minority interests	**0.3**	(0.2)	0.1	(0.1)	–
– Interest on borrowings	**3.9**	6.1	5.8	5.9	4.7
Retained for future capital requirements					
– Depreciation	**63.2**	61.5	60.4	56.8	40.0
– Retained earnings	**(193.4)**	135.1	160.1	167.6	155.5
Total value added	**671.7**	627.1	704.5	654.5	641.5
Value added per $ revenue	**0.69**	0.72	0.74	0.73	0.72
Value added per $ employment costs	**1.76**	1.83	1.86	2.15	1.66
Value added per $ investment in fixed assets	**0.53**	0.50	0.57	0.53	0.69

Staff Strength And Productivity

The Group's average staff strength for FY2004-05 was 8,521. This was 9.1% lower than last financial year mainly because of the restructuring exercise in September 2004. The breakdown is as follows:

	2004-05	2003-04	% Change
Inflight Catering	**2,283**	2,710	– 15.8
Ground Handling	**4,304**	4,969	– 13.4
Aviation Security	**1,459**	1,206	+ 21.0
Others	**475**	489	– 2.9
Total	**8,521**	9,374	– 9.1

The staff productivity measured by value added per employee for FY2004-05 increased 17.8% to $78,824. Revenue and staff costs per employee also went up 23.6% and 23.0% respectively.

	2004-05	2003-04	% Change
Value Added per Employee ($)	**78,824**	66,897	+ 17.8
Revenue per Employee ($)	**114,509**	92,668	+ 23.6
Staff Costs per Employee ($)	**44,751**	36,391	+ 23.0

VALUE ADDED FOR THE GROUP


$ MILLIONS
RATIO
800
700
600
500
400
300
200
100
0
2.4
1.8
1.2
0.6
0.0
2000-01
2001-02
2002-03
2003-04
2004-05



Value Added ($ Millions)
Value Added Per $ Revenue
Value Added Per $ Employment Cost
Value Added Per $ Investment In Fixed Assets

GROUP STAFF STRENGTH AND PRODUCTIVITY


No. OF STAFF
$'000
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
120
100
80
60
40
20
0
2000-01
2001-02
2002-03
2003-04
2004-05

Group Staff Strength
Value Added Per Employee ($'000)
Revenue Per Employee ($'000)
Staff Cost Per Employee ($'000)

Economic Value Added (EVA)

EVA for the Group was $91.5 million, $11.1 million or 13.8% higher than in the previous financial year. The EVA was computed using a weighted average cost of capital of 7.4% for both years.

Breakdown By Business Activities

	Revenue		Operating Profit	
	2004-05	**2003-04**	**2004-05**	**2003-04**
	$M	**$M**	**$M**	**$M**
Inflight Catering	**422.8**	356.5	**93.5**	78.1
Ground Handling	**438.4**	418.3	**68.0**	74.2
Aviation Security	**73.4**	59.9	**16.6**	19.8
Others*	**41.1**	34.0	**22.1**	18.7
Total	**975.7**	868.7	**200.2**	190.8

	Profit Before Tax		Profit After Tax	
	2004-05	**2003-04**	**2004-05**	**2003-04**
	$M	**$M**	**$M**	**$M**
Inflight Catering	**91.5**	86.9	**73.8**	71.1
Ground Handling	**93.3**	94.4	**72.9**	84.0
Aviation Security	**16.8**	19.0	**13.0**	15.1
Others*	**21.7**	17.3	**14.4**	19.4
Total	**223.3**	217.6	**174.1**	189.6

	Total Assets		Capital Expenditure	
	2004-05	**2003-04**	**2004-05**	**2003-04**
	$M	**$M**	**$M**	**$M**
Inflight Catering	**477.2**	550.8	**2.6**	5.1
Ground Handling	**835.9**	704.3	**7.6**	16.9
Aviation Security	**29.0**	33.9	**0.1**	0.9
Others*	**258.2**	269.6	**2.8**	10.5
Total	**1,600.3**	1,558.6	**13.1**	33.4

* Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

Performance By Major Business Units

Inflight Catering

Revenue for inflight catering increased by $66.3 million or 18.6% to $422.8 million largely because of a 19.3% increase in the number of meals uplifted. Operating profit increased $15.4 million or 19.7%. Profit before tax and profit after tax increased $4.6 million (+5.3%) and $2.7 million (+3.8%) respectively.

Total assets amounted to $477.2 million, which was $73.6 million or 13.4% lower than one year ago.

The capital expenditure for inflight catering was $2.6 million, which was $2.5 million lower than the previous financial year.

Ground Handling

Revenue for ground handling increased $20.1 million (+4.8%) to $438.4 million as the number of flights handled rose 20.5% because of the resumption of flights cancelled by airlines during the SARS outbreak in the previous year. Cargo throughput however only increased 3.1% due to the loss of a few contracts. Operating profit declined $6.2 million (-8.4%) to $68.0 million as operating expenditure increased at a higher rate of 7.6% against the revenue increase of 4.8%. Profit before tax dropped $1.1 million (-1.2%) to $93.3 million while profit after tax decreased $11.1 million to $72.9 million.

Total assets amounted to $835.9 million, an increase of $131.6 million (+18.7%) from a year ago mainly due to higher investments in associated companies.

The capital expenditure was $7.6 million, $9.3 million lower than in the previous financial year.


REVENUE AND OPERATING PROFIT
BY BUSINESS ACTIVITIES
$ MILLIONS
1000
900
800
700
600
500
400
300
200
100
0
REVENUE
OP PROFIT
2000-01
2001-02
2002-03
2003-04
2004-05
Ground Handling
Inflight Catering
Aviation Security And Others

FINANCIAL REVIEW
FOR FY2004/2005

Breakdown By Geographical Location

	Revenue		Profit Before Tax	
	2004-05 $M	2003-04 $M	2004-05 $M	2003-04 $M
Singapore	**975.7**	868.7	**172.7**	183.3
Overseas	–	–	**50.6**	34.3
Total	**975.7**	868.7	**223.3**	217.6

	Total Assets		Capital Expenditure	
	2004-05 $M	2003-04 $M	2004-05 $M	2003-04 $M
Singapore	**1,211.6**	1,352.7	**13.1**	33.4
Overseas	**388.7**	205.9	–	–
Total	**1,600.3**	1,558.6	**13.1**	33.4

Sensitivity Analysis

Revenue

Inflight catering and ground handling revenue contributed 43.4% and 44.9% respectively to the total Group's revenue in the financial year 2004-05. Inflight catering's revenue is mainly dependent on passenger number and the types of meals uplifted by airlines customers, while ground handling revenue is dependent on both flight frequency and cargo throughput. A one percent change in the passenger number will have an impact of approximately $4.2 million in revenue for inflight catering. For ground handling, a one percent movement in flight frequency and cargo throughput will result in a change of $4.4 million in revenue.

Profit Margin

Based on revenue of $975.7 million for the financial year 2004-05, a one percent movement in the net profit margin will result in a change of $9.8 million in the Group's profit after tax.

Interest Rate

The Group's cash and cash equivalents are mainly invested in short-term deposits and non-equity instruments. Movements in interest rates will have significant impact on the interest income for the Group. Based on the Group's cash and non-equity instrument value of $312.2 million as at 31 March 2005, a one percentage point movement in the interest rate will result in $3.1 million change in the interest income for the Group.

CORPORATE GOVERNANCE

Singapore Airport Terminal Services Limited ("SATS" or the "Company") is committed to maintaining high standards of corporate governance within the Company and its subsidiaries (the "Group") as part of its mission to be and grow as a strong, sound and respected leader in its industry, and enhance Shareholder value for the long term. The Company's corporate governance policies and practices are aligned with and guided by the corporate governance principles set out in the Code of Corporate Governance ("Code"), issued by the Corporate Governance Committee in March 2001.

1. BOARD OF DIRECTORS

1.1 BOARD'S CONDUCT OF ITS AFFAIRS

a. Responsibilities: The Board supervises the Management of the Company and sets the overall business strategy and direction of the Group. Key functions of the Board include evaluating and approving important matters such as major investments, funding needs and expenditure. It regularly reviews the business plans and the financial performance of the Company and the Group and has overall responsibility for corporate governance, including the processes for evaluating the adequacy of internal controls, risk management, financial reporting and compliance.

b. Board Committees: In carrying out its responsibilities, the Board is supported by the following 4 Board Committees:

   (1) Board Executive Committee;
   (2) Audit and Risk Management Committee;
   (3) Nominating Committee; and
   (4) Remuneration and Human Resource Committee.

   Their composition, functions and activities are set out in Paragraph 2 below.

   The Company previously had 6 Board Committees. In October 2004, the Company undertook a review and rationalization of its Board Committees. As part of the review, the Company did a broad survey of the Board Committees of several other corporations listed on the Singapore Exchange Securities Trading Limited ("SGX-ST"). Pursuant to the review exercise, the Company merged its Audit Committee and Board Risk Management Committee to form the Audit and Risk Management Committee, expanded the functions of the SATS Board Committee and renamed it the "Board Executive Committee", and also expanded the functions of the Remuneration Committee and renamed it the "Remuneration and Human Resource Committee". It dissolved the Capital Structure Committee as the purpose for which it had been set up had been completed. Finally, changes were made to the composition of the various Board Committees.

c. Board Meetings: The Board meets every 2 months on average. Fixed and optional meetings are scheduled, with optional meetings held as scheduled if there are matters requiring the Board's decision at the relevant time. In addition, ad-hoc Board meetings are called if there are pressing matters requiring the Board's consideration and decision between the scheduled meetings. The Board also schedules a Board Strategy meeting (presently on an annual basis) to discuss strategic issues.

   The Company's Articles of Association ("Articles") allow a Director to participate in a Board meeting by telephone conference or other similar means whereby all persons participating in the meeting are able to hear each other, without requiring his physical presence at the meeting.

d. In the financial year ended 31 March 2005 of the Company ("FY04/05"), 8 Board meetings, including 2 ad-hoc Board meetings and one full day off-site Board Strategy Meeting, were held. The attendance of the Directors on the Board at the end of FY04/05 at the meetings was as follows:

1. BOARD OF DIRECTORS (continued)

1.1 BOARD'S CONDUCT OF ITS AFFAIRS (continued)

NAME OF DIRECTOR	NO.OF BOARD MEETINGS ATTENDED
Mr Edmund Cheng	8
Mr Chew Choon Seng	7
Mr Barry Desker	6
Dr Richard Helfer	6
Dr Hong Hai	7
Mr Ng Kee Choe	7
Dr Ow Chin Hock	7
Mr Jimmy Phoon*	1
Mr Michael Tan	7

* Mr Phoon stepped down from the Board on 20 July 2004.

e. Board Decisions: Decisions of the Board are communicated to Management through attendance of key Management (including President & Chief Executive Officer ("CEO"), Chief Operating Officer and Chief Financial Officer of the Company) at Board meetings and circulation of the minutes of Board meetings or relevant extracts to Management.

f. The Board has adopted a set of Guidelines on matters that require its approval. Matters requiring the Board's approval specified in the Guidelines include all matters of strategic importance, corporate governance practices, legal and regulatory compliance, risk management, maintenance of performance standards, corporate strategy, approval of business plans, approval of manpower establishment, operating and capital expenditure budgets, and approval and monitoring of major investment and strategic commitments.

g. Continuing education for Directors: Directors are encouraged to attend relevant and useful seminars for their continuing education and skills improvement, conducted by external organizations, at the Company's cost.

1.2 BOARD COMPOSITION AND MEMBERSHIP

a. Board members: The Board Members as at the end of FY04/05 were:

NAME OF DIRECTOR	POSITION HELD ON THE BOARD	DATE OF FIRST APPOINTMENT TO THE BOARD	DATE OF LAST RE-ELECTION AS A DIRECTOR
Mr Edmund Cheng	Chairman	22 May 2003 (as Director and Chairman)	19 July 2003
Mr Chew Choon Seng	Director	1 June 1996 (as Director) 22 May 2003 (as Deputy Chairman)	19 July 2003
Mr Barry Desker	Director	1 August 1999	19 July 2003*
Dr Richard Helfer	Director	1 March 2000	20 July 2004
Dr Hong Hai	Director	1 March 2000	20 July 2004
Mr Ng Kee Choe	Director	1 March 2000	19 July 2003*
Dr Ow Chin Hock	Director	21 May 2002	9 July 2002*
Mr Michael Tan	Director	1 September 1977	20 July 2004

* Mr Ng and Dr Ow will be retiring and standing for re-election at the Company's AGM on 19 July 2005. Mr Desker will be retiring at the AGM and will not be standing for re-election.

1. BOARD OF DIRECTORS (continued)

1.2 BOARD COMPOSITION AND MEMBERSHIP (continued)

b. Non-Executive Directors and Directors' Independence: All Directors on the Board are non-executive Directors. Mr Edmund Cheng**, Mr Barry Desker, Dr Richard Helfer**, Dr Hong Hai, Mr Ng Kee Choe and Dr Ow Chin Hock are considered by the Nominating Committee to be independent Directors. Mr Chew Choon Seng and Mr Michael Tan are considered by the Nominating Committee to be non-independent Directors.

   ** Mr Cheng was previously considered by the Nominating Committee and the Board to be a non-independent Director as he was previously a Director of the Company's immediate holding company Singapore Airlines Limited ("SIA"). Mr Cheng stepped down from the SIA Board at its Annual General Meeting ("AGM") in July 2004 and the Nominating Committee and the Board now consider him to be an independent Director. Dr Helfer was until 2 April 2003 the President and Chief Executive Officer of Raffles Holdings Limited ("RHL") and the Chairman and Chief Executive Officer of Raffles International Limited ("RHI"). Both RHL and RHI are related companies of the Company through their common ultimate controlling shareholder Temasek Holdings (Private) Limited ("Temasek"). Dr Helfer was appointed to the Board prior to RHL and RHI becoming Temasek group companies, and he has continued to be a Director of the Company after his recent departure from RHL and RHI. The Nominating Committee and the Board have always regarded Dr Helfer as independent; they consider that his previous employment by RHL and RHI would not interfere, nor would it be reasonably perceived to interfere, with the exercise of his independent business judgment with a view to the best interests of the Company.

c. Retirement and re-election of Directors: The Articles require 1/3 (or the number nearest 1/3 rounded upwards to the next whole number) of the Directors for the time being to retire from office at each AGM. Retiring Directors are selected on the basis of those who have been longest in office since their last election, failing which they will be selected by agreement or by lot. They are eligible for re-election under the Articles. All Directors are required to retire from office at least once every 3 years.

d. The Directors standing for re-election at the AGM scheduled on 19 July 2005 are Mr Ng Kee Choe and Dr Ow Chin Hock. The Nominating Committee recommends their re-election, after assessing their contribution and performance (including attendance, preparedness, participation and candour), including as independent Directors.

e. The Board, through the Nominating Committee, reviews the structure, size and composition of the Board. The Nominating Committee (having taken the principles for the determination of the Board size and composition adopted by it into consideration), and the Board, recommend the election of Mr Khaw Kheng Joo as Director by the Shareholders at the Company's AGM on 19 July 2005. Please see Paragraph 2 sub-paragraph 2.3 below on the Nominating Committee for further information.

f. Key information on the Directors, their respective backgrounds and fields of expertise can be found in the "Board of Directors" section in this Annual Report. Similar information on Mr Khaw Kheng Joo can be found in the "Proposed Director" section in this Annual Report.

1.3 NO RELATIONSHIP BETWEEN CHAIRMAN AND CEO

The Chairman and CEO are not related to each other. There is a clear separation of the roles and responsibilities between the Chairman and the CEO, who is not a Board member.

1.4 BOARD PERFORMANCE

a. The Board has implemented a process for assessing the effectiveness of the Board as a whole, with the objective of continuous improvement. The Board appointed a consulting firm specializing in Board evaluation and human resource to assist the Board in designing and implementing the process, comprising 2 parts - a structured qualitative assessment of the functioning of the Board, and a review of selected financial performance indicators. Both sets of performance

1. BOARD OF DIRECTORS (continued)

1.4 BOARD PERFORMANCE (continued)

criteria, recommended by the consultants, have the approval of the Nominating Committee and the Board. This is the third year in which the collective Board evaluation process has been implemented. The qualitative assessment utilizing a confidential questionnaire submitted by each Director individually, has remained unchanged for FY04/05. As for the quantitative performance criteria, the Board has asked for another measure to be included for a more comprehensive evaluation exercise, and also directed that the appointed consulting firm work with Management to come up with appropriate additional criteria and additional/replacement listed company peers for comparison purposes, which will be implemented later this year.

b. The Nominating Committee and the Board will implement a formal process for assessing the contribution of each Director to the effectiveness of the Board as a second phase. It was felt that individual assessment should not yet be introduced, so as to give the collective Board evaluation process a chance to stabilise and for the results of the process to be demonstrated, before implementing an additional process.

1.5 BOARD ACCESS

a. Access to Information: The Board is issued with detailed Board papers by Management giving the background, explanatory information and justification for each decision and mandate sought by Management, including, where applicable, relevant budgets, forecasts and projections, and issues being dealt with by Management. Information papers on material matters and issues being dealt with by Management are also circulated to the Board. In addition, the Board's various Committees receive minutes and Papers from Management relating to their specific areas of oversight, which may contain more detailed and specific information than what is circulated to the rest of the Board members. Chairmen of the various Board Committees with Management's input will assess whether it is appropriate to also circulate such minutes and Papers to the full Board.

b. As part of good corporate governance, Board papers for decision or discussion at Board meetings are circulated a reasonable period in advance of the meetings for Directors' review and consideration, and key matters requiring decision are reserved for resolution at Board meetings rather than by circulation to facilitate discussion. The detailed agenda of each Board meeting, prepared by Management and approved by the Chairman, contain as a regular item an update on business development and potential investment opportunities, as well as specific matters for the decision and information of the Board.

c. Monthly Management accounts of the Group (covering, inter alia, consolidated unaudited profit and loss accounts, revenue breakdown by client, consolidated balance sheet and explanatory notes explaining variance) are circulated to the Board for their information.

d. Access to Management: The Board has separate access to the CEO, the Chief Financial Officer and other key Management, as well as the Company's internal and external auditors. Queries by individual Directors on circulated papers are directed to Management who will respond accordingly. Where relevant, Directors' queries and Management's responses are circulated to all Board members for their information.

e. Company Secretary: The Directors also have separate and independent access to the Company Secretary. The Company Secretary attends all Board meetings and minutes the proceedings. The role of the Company Secretary has been defined by the Board to include supervising, monitoring and advising on compliance by the Company with its Memorandum and Articles of Association, laws and regulations, and the Listing Manual of the SGX-ST; communicating with relevant regulatory authorities and bodies and Shareholders on behalf of the Company; and performing such other duties of a company secretary, as required under laws and regulations or as specified in the SGX-ST Listing Manual or the Articles, or as required by Chairman SATS or the Chairman of any Board Committee or the Directors (or any of them), as the case may be.

f. Independent advice: The Directors have also approved a procedure for Directors, either individually or collectively, in furtherance of their duties, to take independent professional advice, if necessary, at the Company's expense.

2. BOARD COMMITTEES

As at the end of FY04/05, there were 4 Board Committees, comprising the following Board members:

BOARD MEMBERS	BOARD EXECUTIVE COMMITTEE	AUDIT AND RISK MANAGEMENT COMMITTEE	NOMINATING COMMITTEE	REMUNERATION AND HUMAN RESOURCE COMMITTEE
Mr Edmund Cheng	Chairman			Chairman
Mr Chew Choon Seng	Member			Member
Mr Barry Desker			Chairman*	
Dr Richard Helfer			Member	Member
Dr Hong Hai		Member	Member*	
Mr Ng Kee Choe	Member	Chairman		
Dr Ow Chin Hock		Member		
Mr Michael Tan		Member	Member	

* Dr Hong will take over from Mr Desker as Chairman of the Nominating Committee when Mr Desker retires from the Board at the Company's AGM on 19 July 2005.

2.1 BOARD EXECUTIVE COMMITTEE

a. For better operational efficiency, the SATS Board Committee was formed on 24 March 2000 to deputise for the Board in operational matters, and is duly empowered to, inter alia, open bank accounts, grant powers of attorney, affix the Company's seal, and nominate board members to the Company's subsidiaries and associated companies. In October 2004, the terms of reference of the Committee were expanded to give it the power to grant initial or final approval (depending on the value of the transaction) of transactions of the Company or its subsidiaries relating to the acquisition or disposal of businesses, assets or undertaking, joint ventures, mergers, amalgamations or similar corporate transactions. The name of the Committee was changed to the "Board Executive Committee" in line with its enhanced powers and functions. Subsequently, the Board Executive Committee was given further powers to act more in the capacity of an executive committee, vested with the power to guide Management on business, strategic and operational issues, and to undertake an initial review of the 3 to 5 year forecast/business plan and annual capital and operating expenditure and manpower establishment budgets for the Group.

b. The Board Executive Committee did not meet regularly until it was decided in November 2004 that it would meet no less than once a year to discuss inter alia the annual budgets for the Group. At present, the Board Executive Committee is scheduled to meet once a quarter. Regular reports will be presented to it at each meeting on the performance of the Group's associated companies and joint ventures, and the operational performance of the Company, as well as a commercial update. During FY04/05, the Board Executive Committee met once and all its members attended the meeting, together with CEO and Chief Operating Officer SATS. 2 out of the Board Executive Committee's 3 members, including its Chairman, are independent Directors.

c. In FY04/05, 12 resolutions in writing were passed by the Committee.

d. Resolutions approved by the Board Executive Committee in writing are duly notified to fellow Directors through their inclusion in the minutes of Board meetings. Minutes of Board Executive Committee meetings are circulated to the Board.

2. BOARD COMMITTEES (continued)

2.2 AUDIT AND RISK MANAGEMENT COMMITTEE

a. The Audit Committee was formed on 2 March 2000. It presently comprises 4 members, 3 of whom, including its Chairman, are independent Directors. The Audit Committee was merged with the Board Risk Management Committee in October 2004, and its functions expanded to include risk review and oversight. In line with the increase of its responsibilities, the Committee was renamed the "Audit and Risk Management Committee".

b. The Board is of the view that the Audit and Risk Management Committee has the necessary and appropriate expertise and experience required by the Code.

c. Under the Company's Audit and Risk Management Committee Charter, the Audit and Risk Management Committee's responsibilities include the review of the following:

- quarterly and annual financial statements and financial announcements as required under the Listing Manual of the SGX-ST
- the audit plan, the external auditors' Management letter and the scope and results of the annual audit
- independence and objectivity of the external auditors, their appointment and reappointment and audit fee
- adequacy of the internal audit function, scope of internal audit work and audit programme
- effectiveness of the Company's material internal controls, on an annual basis with Management and the internal and/or external auditors
- the risk management function to ensure that it is adequately resourced, has appropriate standing within the Group, and has a direct line of reporting to the Chairman of the Audit and Risk Management Committee (with parallel reporting to CEO)
- the risk management policies, the types and level of risks undertaken by the Group in relation to its business strategy, and the practices adopted by Management to manage, prevent and mitigate risks including the processes and methodologies for identifying, evaluating, monitoring, managing and reporting significant risks affecting the Group's operations
- suspected fraud or irregularity or suspected infringement of any Singapore law, rule or regulation of which the Audit and Risk Management Committee is aware, which has or is likely to have a material impact on the Company's or Group's operating results or financial position, and the findings of any internal investigations and Management's response thereto
- Interested Person Transactions as required under the Listing Manual of the SGX-ST and the Company's Shareholders' Mandate for Interested Person Transactions.

The Audit and Risk Management Committee is also tasked to perform all other functions and responsibilities of an audit committee that may be imposed by the Companies Act, the Listing Manual of the SGX-ST including the Code, and other relevant laws and regulations.

d. The Audit and Risk Management Committee has full access to and co-operation of Management, and has full discretion to invite any Director or executive officer to attend its meetings. It also has reasonable resources to discharge its functions.

e. The Audit and Risk Management Committee is required by its Charter to meet at least 4 times a year, with the internal and external auditors of the Company present, including at least once without the presence of Management. In FY04/05, 4 meetings of the Committee were held. All the meetings were attended by all the members of the Committee except that Mr Ng Kee Choe was not able to attend the last Audit and Risk Management Committee meeting of FY04/05. In addition, prior to the merger of the Audit Committee with the Board Risk Management Committee, the latter met once in FY04/05 and all its members - Dr Hong Hai (who was also its Chairman), Dr Ow Chin Hock and Mr Michael Tan - attended the meeting.

f. The Audit and Risk Management Committee reviews the independence of the external auditors annually. It has also reviewed the nature and volume of non-audit services provided by its external auditors to the Group during FY04/05, and the fees, expenses and emoluments provided to the external auditors, and is satisfied that they have no significant impact on the independence and objectivity of the external auditors.

2. BOARD COMMITTEES (continued)

2.2 AUDIT AND RISK MANAGEMENT COMMITTEE (continued)

g. Minutes of Audit and Risk Management Committee meetings are circulated to fellow Directors by the Secretary to the Audit and Risk Management Committee.

2.3 NOMINATING COMMITTEE

a. The Nominating Committee was established on 23 October 2001. Under the Nominating Committee Charter adopted by the Board, the Nominating Committee's functions include the following: to review and make recommendations to the Board on the structure, size and composition of the Board, make recommendations to the Board regarding selection of new Directors, re-nominations and re-elections of existing Directors, evaluate the independence of Directors, and do all things as may form part of the responsibilities of the Nominating Committee under the provisions of the Code.

b. At the end of FY04/05, the Nominating Committee comprised 4 members, 3 of whom, including the Chairman, are independent Directors. The Nominating Committee is presently chaired by Mr Barry Desker; Dr Hong Hai will take over as Chairman of the Nominating Committee when Mr Desker retires from the Board at the AGM on 19 July 2005. Dr Hong is also an independent Director of the Company. The Nominating Committee met once by teleconference during FY04/05. All its members attended the meeting. At that meeting, the Nominating Committee passed resolutions in relation to the selection of Directors retiring and standing for re-election at the Company's AGM, the independence of Directors, whether Directors holding multiple directorships have been adequately carrying out their duties, and the Board Evaluation process. Minutes of the meeting were circulated to the Board.

c. The Nominating Committee has adopted principles for the determination of the Board size and composition and Directors' independence, based on the principles of the Code. The Nominating Committee's conclusions in this regard have been adopted by the Board. The principles were reviewed and updated at the Nominating Committee meeting in April 2005, and the updated principles have been circulated to the Board.

2.4 REMUNERATION AND HUMAN RESOURCE COMMITTEE

a. The Senior Officers' Remuneration Committee, formed on 17 February 2000, was on 23 October 2001 renamed by the Board as the Remuneration Committee and vested additionally with the duties of the remuneration committee as set out in the Code as well as the duties of the SATS Committee on Staff Matters which was then disbanded. In October 2004, the terms of reference of the Remuneration Committee were expanded to cover issues of succession planning, organizational structure and oversight of industrial relations matters; in line with its additional duties, the Committee was renamed the "Remuneration and Human Resource Committee".

b. In addition to the newly included matters stated above, the Remuneration and Human Resource Committee's terms of reference include the following:

   - reviewing and recommending the remuneration framework for the Board (including Directors' fees and allowances)
   - overseeing the terms of appointment, scope of duties and remuneration of CEO and Chief Operating Officers, and the remuneration packages of those occupying the position of Vice-President and above within the Group
   - implementing and administering the Company's Employee Share Option Plan ("Plan") in accordance with the prevailing Rules of the Plan, requirements of the SGX-ST and applicable laws and regulations
   - overseeing the recruitment, promotion and distribution within the Group, of staff talent
   - doing all other things and exercising all other discretions as may form part of the responsibilities of the remuneration committee under the provisions of the Code.

2. BOARD COMMITTEES (continued)

2.4 REMUNERATION AND HUMAN RESOURCE COMMITTEE (continued)

c. The Remuneration and Human Resource Committee presently comprises 3 members, all of whom are non-executive Directors. It is chaired by Mr Edmund Cheng, an independent Director, and its other members are Mr Chew Choon Seng and Dr Richard Helfer. Dr Helfer is also an independent Director. The Secretary to the Remuneration and Human Resource Committee is Vice-President (Human Resource) SATS. The Committee met 4 times during FY04/05. All its members attended all the meetings except that Dr Hong Hai was not able to attend the Remuneration Committee meeting held in August 2004.

d. During FY04/05, the Remuneration and Human Resource Committee passed resolutions inter alia in relation to the following matters:

- Sixth Grant of Options under the Plan for senior executives
- Sixth Grant of Options under the Plan for all other employees
- Individual performance bonus for Managers
- Voluntary Retirement Scheme
- Salary Review of Vice-Presidents and above
- Modifications to the Plan (this was subsequently presented to and endorsed by Shareholders at the extraordinary general meeting on 20 July 2004).

e. Minutes of Remuneration and Human Resource Committee meetings are circulated to the Board.

3. ANNUAL REMUNERATION REPORT

3.1 DIRECTORS' REMUNERATION

a. The Fees and Allowances proposed to be paid to Directors for FY04/05 are as follows:

TYPE OF APPOINTMENT	EXISTING FEE (FY03/04)	PROPOSED FEE (FY04/05)
BOARD OF DIRECTORS	$	$
Basic Fee	28,000	40,000
Board Chairman's Allowance	28,000	25,000
Board Deputy Chairman's Allowance	14,000	20,000
AUDIT AND RISK MANAGEMENT COMMITTEE		
Committee Chairman's Allowance	16,800	24,000
Member's Allowance	8,400	12,000
OTHER BOARD COMMITTEES		
Committee Chairman's Allowance	8,400	12,000
Member's Allowance	4,200	8,000
OVERALL CAP ON FEES AND ALLOWANCES		
Chairman of the Board	84,000	–
Deputy Chairman of the Board	70,000	–
Director	56,000	–

3. ANNUAL REMUNERATION REPORT (continued)

3.1 DIRECTORS' REMUNERATION (continued)

Every Director will receive the basic fee. In addition, he will receive the Chairman's or Deputy Chairman's allowance if he was Chairman or Deputy Chairman of the Board respectively, as well as the relevant allowance (depending on whether he was Chairman or Member of the relevant Board Committee) for each position he held on a Board Committee, during FY04/05. If he occupied a position for part of FY04/05, the fee or allowance payable will be prorated accordingly.

The proposed basic fee and the allowances for the Deputy Chairman and for Chairmen and members of the various Board Committees have been increased, in line with market practice and commensurate with their duties and responsibilities, and to address the need for the Company to pay competitive and equitable remuneration in order to attract and retain Directors with the necessary capabilities and desired attributes to serve on the Board and add value to the Company and its Shareholders. Prior to this proposed increase, the basic fee for Directors had been kept at $28,000 since financial year 2000-01 (and indeed had been reduced for financial year 2001-02 due to the general economic downturn and the events of 11 September 2001 which occurred in that financial year).

For at least as long as individual Directors' performance evaluation has not been implemented (please see Paragraph 1 sub-paragraph 1.4b. above), the performance of individual Directors will not be taken into account in determining the fees and allowances payable to them.

b. Based on the proposed formula set out above, all 8 Directors on the Board at the end of FY04/05 will each receive total fees and allowances not exceeding $250,000.00. Each individual Director will receive fees and allowances as follows:

NAME OF DIRECTOR	TOTAL FEES AND ALLOWANCES ($)
Mr Edmund Cheng	82,194.52
Mr Chew Choon Seng	89,610.96
Mr Barry Desker	52,000.00
Dr Richard Helfer	53,731.51
Dr Hong Hai	66,805.48
Mr Ng Kee Choe	76,536.99
Dr Ow Chin Hock	49,731.51
Mr Michael Tan	62,268.49
Total fees and allowances payable to all Directors	**532,879.46**

c. None of the immediate family members of a Director on the Board or of CEO as at the end of FY04/05 is employed by the Company or its related companies at a remuneration exceeding $150,000.00 during the year.

3. ANNUAL REMUNERATION REPORT (continued)

3.2 KEY EXECUTIVES' REMUNERATION

a. The remuneration of the top 4* key executives of the Group during FY04/05 was as follows:

REMUNERATION BAND AND NAME OF KEY EXECUTIVE	SALARY (%)	BONUSES		BENEFITS (%)	TOTAL (%)	SHARE OPTIONS##
		FIXED	VARIABLE#			
$500,001 – $750,000						
Ng Chin Hwee CEO	58	5	26	11	100	326,000
$250,000 – $500,000						
Karmjit Singh Chief Operating Officer	50	5	31	14	100	94,000
Leong Kok Hong Senior Vice-President (Cargo)	62	6	28	4	100	70,000
Tan Chuan Lye Senior Vice-President (Catering)	62	6	28	4	100	81,500

* While the Code states that information on the remuneration of at least the top 5 key executives of the Company should be provided to Shareholders, the Company considers it appropriate to furnish such information with respect to the 4 key executives listed above only, as they are of the managerial grade of Senior Vice-President and above, and the managerial grade below that is Vice-President, in which there are 8 executives of equal rank.
# Includes profit-sharing bonus determined on an accrual basis for FY04/05.
Share options granted on 1 July 2004 under the Senior Executive Share Option Scheme exercisable at a price of $2.09 each.

b. The Remuneration Bands above do not include the value of the share options granted on 1 July 2004.

c. Details of key executives can be found in the "Key Management" section of this Annual Report.

3.3 THE SATS EMPLOYEE SHARE OPTION PLAN

The Plan comprises 2 schemes, namely:

(a) The Senior Executive Share Option Scheme for senior executives; and
(b) The Employee Share Option Scheme for all other employees.

Its objective is to promote group cohesiveness and team spirit through a sense of ownership of the Company. The Senior Executive Share Option Scheme is intended to attract, retain and motivate senior executives whose participation in policy and decision-making can influence the Company's performance and returns to Shareholders.

Options under the Plan may be granted only to full-time and part-time employees of the Company or of its wholly-owned subsidiaries (other than subsidiaries whose shares become listed on a recognised stock exchange), who satisfy the eligibility criteria under the Plan.

3. ANNUAL REMUNERATION REPORT (continued)

3.3 THE SATS EMPLOYEE SHARE OPTION PLAN (continued)

Non-executive Directors of the Company are not eligible to be granted Options. Directors and employees of the Company's immediate holding company SIA or of SIA's subsidiaries (other than the Company itself) are also not eligible as such to be granted Options. No controlling Shareholder (as defined in the Listing Manual of the SGX-ST) of the Company, or the associates (as so defined) of such controlling Shareholder, have been granted Options under the Plan. No grantee of Options under the Plan has received 5% or more of the total number of Options available under the Plan.

The aggregate nominal amount of shares over which Options may be granted on any date, when added to the nominal amount of shares issued and issuable in respect of all Options granted under the Plan, shall not exceed 15% of the issued share capital of the Company on the day preceding that date.

The maximum number of shares over which Options may be granted under the Plan in each financial year to any employee, based on the Company's current issued share capital, ranges from 4,800 for administrative officers to 2,600 for employees other than administrative officers and supervisors, under the Employee Share Option Scheme. No maximum limit applies under the Senior Executive Share Option Scheme, in order to allow greater flexibility in putting together appropriate remuneration packages for senior executives.

The actual number of shares to be offered to any employee under the Plan will be determined by the Remuneration and Human Resource Committee at its absolute discretion after taking into account the employee's performance and/or other criteria as the Remuneration and Human Resource Committee may consider appropriate, subject to any applicable maximum limits.

The Exercise Price for each share on exercise of an Option shall be the average of the last dealt prices for the shares (as determined by reference to the daily official list or any other publication published by the SGX-ST) for the 5 consecutive market days immediately preceding the date of grant of the Option, but shall not be less than the nominal value of the shares. No Options are granted on the basis that the Exercise Price is at a discount to the market price for the relevant period.

Options granted may be exercised in whole or in part during the period commencing on the first anniversary of the date of grant and expiring on its 10th anniversary, subject to the following vesting schedule:

(i) for senior executives, 25% of the total amount of the grant will vest on each of the first to fourth anniversaries of the date of grant; and

(ii) for all other employees, the grant of Options will vest on the second anniversary of the date of grant.

4. ACCOUNTABILITY AND AUDIT

4.1 INTERNAL CONTROLS

a. The Board recognizes the importance of a sound system of internal controls to safeguard Shareholders' interests and investments and the Company's assets, and manage risks. The Board affirms its overall responsibility for the Group's systems of internal controls and risk management, and for reviewing the adequacy and integrity of those systems.

b. To this end, the Audit and Risk Management Committee provides the Board-institutionalized oversight of the Company's risk management structure and processes, and reviews the effectiveness of the Group's internal controls (please see Paragraph 2 sub-paragraph 2.2 above).

c. The "Internal Controls Statement" section in this Annual Report sets out details of the Company's system of internal controls and risk management structure and processes, and the Board's views on the adequacy of the Company's internal controls.

4. ACCOUNTABILITY AND AUDIT (continued)

4.2 INTERNAL AUDIT

The Company's internal audit function is undertaken by SIA's Internal Audit department. It is designed to provide reasonable assurance on the adequacy and effectiveness of controls over operations, reliability of financial information and compliance with the Company's policies and procedures, applicable laws and regulations. At present, the internal auditors issue summaries of their findings and reports to the Audit and Risk Management Committee at least 4 times a year, and sends copies of their detailed reports to the CEO. In situations where the audit work to be carried out by SIA's Internal Audit department could give rise to potential conflicts of interest, such as audit work relating to transactions between the Company and SIA, the Audit and Risk Management Committee may authorize such audit work to be carried out by an independent third party as it deems appropriate. SIA's Internal Audit Department meets the Standards for the Professional Practice of Internal Auditing set by The Institute of Internal Auditors.

5. COMMUNICATIONS WITH SHAREHOLDERS

a. The Company strives to convey to Shareholders pertinent information in a clear, forthcoming, detailed, timely manner and on a regular basis and take into consideration their views and inputs, and address Shareholders' concerns. While the Company's Investor Relations department communicates with analysts regularly, the Company monitors the dissemination of material information to ensure that it is made publicly available on a timely and non-selective basis. Material information is published on SGXNET and on the Company's website, and where appropriate, through media releases.

b. The Company's dedicated Investor Relations department, established on 1 April 2001, manages the dissemination of corporate information to the media, the public, as well as institutional investors and public Shareholders, and promotes relations with and acts as a liaison point for such entities and parties. More details of the Company's investor relations programme can be found in the "Investor Relations Programme" section of this Annual Report.

c. While Shareholders have a right to appoint a proxy to attend and vote at General Meetings on their behalf, the Articles currently do not provide for Shareholders to vote at General Meetings in absentia such as by mail, email or fax. The Company will consider implementing the relevant amendment to the Articles if the Board is of the view that there is a demand for the same, and after the Company has evaluated and put in place the necessary security and other measures to facilitate absentia voting and protect against errors, fraud and other irregularities.

d. Chairmen of the Audit and Risk Management, Nominating, and Remuneration and Human Resource Committees, or members of the respective Committees standing in for them, as well as the external auditors, will be present and available to address questions at the AGM and extraordinary general meeting scheduled on 19 July 2005.

6. SECURITIES TRANSACTIONS

As recommended by the SGX-ST's Best Practices Guide, the Company has a set of Policy and Guidelines on Dealings in the securities of the Company and the other SIA group companies, which has been disseminated to employees of the Group and Directors of the Group companies. The Policy and Guidelines restrict certain employees (all administrative officers and employees of managerial grade, and certain other employees in departments which are likely to be privy to confidential material price-sensitive information, such as the Legal, Finance and Business Planning and Development departments) from trading in the Company's securities during the period falling 2 weeks prior to each announcement of its quarterly financial results by the Company and one month prior to each announcement of full year financial results by the Company. The Policy and Guidelines also remind Group employees and Directors to be mindful of the insider trading prohibitions under the Securities and Futures Act whenever trading in the Company's or any other corporation's securities.

INTERNAL CONTROLS STATEMENT

RESPONSIBILITY

The continuous commitment of the Company and its subsidiaries (the "Group") to maintaining high standards of risk management and internal controls enables the Group to achieve its corporate objectives. The Group's risk management framework enhances its performance to benefit its shareholders, employees, business partners and other stakeholders.

The Board has ultimate responsibility for the system of internal controls maintained by the Group and for reviewing its effectiveness. This system by its nature can only provide reasonable, but not absolute, assurance regarding:

- the safeguarding and protection of the Group's assets against unauthorised or improper use or disposition;
- protection against material misstatements or losses;
- the maintenance of proper accounting records;
- the reliability of financial information used within the business and for publication;
- the compliance with appropriate legislations, regulations and best practices; and
- the identification and containment of business risks.

The Board is assisted by the Audit and Risk Management Committee ("ARMC") which reviews risk management framework and processes of the Group and ensures that risks are identified and updated and mitigation plans are in place. More information on the ARMC's responsibilities can be found in the "Corporate Governance" section of this Annual Report.

CONTROL ENVIRONMENT

The Board is fully committed to ensuring that a proper control environment is maintained within the Group. The Group has an established risk management framework in place. The key features of the control environment in which the Group operates and which governs its activities include:

- comprehensive terms of reference for the Board's various committees;
- guidelines adopted by the Board setting out a list of matters that require the Board's approval;
- clear organisational and risk management structures;
- documented delegation of authority from the Board to Executive Management;
- a Group policy framework setting out risk management and control standards for the Group's operations; and
- procedures for the approval of major transactions and capital allocation and signing of agreements and other legal documents.

The internal control system involves each business and key Management from each business, and the Board, and is designed to meet the Group's particular needs and to manage the risks to which it is exposed.

RISK MANAGEMENT ORGANISATIONAL STRUCTURES

The Group has formalized its risk management framework with the establishment of risk management organisational structures to the level of its operating subsidiaries, joint ventures and associated companies, each with its assigned responsibilities and objectives.

The ARMC is made up of 4 Directors, a majority of whom are independent, and is chaired by an independent non-executive Director. It reviews the activities of the SATS Group Risk Management Committee ("SGRMC") and focuses on risks facing the Group generally. The ARMC receives minutes of the meetings of the SGRMC.

The SGRMC is vested with specific accountability for reviewing the system of risk management encompassing business continuity management and for reporting key risks and their associated mitigating factors to the ARMC, for considering what changes to risk management and control processes, and methodologies of risk management, should be recommended, and for ensuring that processes and the methodologies of risk management are put in place. The SGRMC assists the ARMC in overseeing the management of risks within the Group.

Management or the SGRMC will report to the ARMC on any major changes to the business and external environment that affect the Group's key risks. The ARMC will in turn report the same to the Board if it considers the matter sufficiently significant to do so.

The membership of the SGRMC was revised during the financial year under review. The SGRMC now comprises the Group's President and Chief Executive Officer (who also chairs the SGRMC), Chief Operating Officer, Chief Financial Officer, Senior Vice Presidents, General Manager SATS Security Services, Vice President Corporate Services and the Group's Risk Manager (who also acts as secretary of the SGRMC).

A centralised Risk Management unit coordinates and facilitates the risk management processes within the Group. It provides support to the SGRMC in carrying out its functions. The unit's mission is to develop, implement and maintain an enterprise risk management framework that allows for efficient, effective and prudent risk taking and management.

The SGRMC is represented at biannual meetings with the Group Risk Management Committee of Singapore Airlines Limited ("SIA"), the Company's immediate holding company. Both these committees and the risk management units of SIA and SATS share information to facilitate an integrated SIA group-wide approach to risk management.

A regular status report and update on risk management initiatives, processes and exercises is presented to and reviewed by the ARMC on a quarterly basis. The risk management structure is depicted below:


SATS Board of Directors
Audit and Risk Management Committee (ARMC)
SATS Group Risk Management Committee (SGRMC)
SIA GROUP RISK MANAGEMENT COMMITTEE
Risk Management Committees of Holding Company/ Subsidiaries/Joint Ventures/Associated Companies
SATS Risk Management Unit

RISK MANAGEMENT PROCESS

The risk management policies of the Company outline the guiding principles of the approach to risk management, Group-wide risk assessment process, the risk management structure, roles, responsibilities, accountabilities and reporting requirements of the Group.

The risk management framework is designed to increase the awareness of the Group's employees in carrying out the on-going process for identifying, evaluating, monitoring and managing significant risks that will impede the achievement of the Group's objectives. Risk management is embedded in the Group's management system and is every employee's responsibility.

The risk management process is illustrated diagrammatically below:


Awareness
Identification
Evaluation
Improvement/
Treatment
Monitoring &
Reporting
RISK MANAGEMENT
PROCESS

In the risk identification process, all possible risks are identified and analysed. It includes risks that are not directly quantifiable in financial terms such as the Group's image/reputation, security, environment, health and safety, service quality, information communication and technology, and competition issues. The categorisation of risks based on probability and impact as shown in the table on the following page enables the Group to allocate its resources to deal with different levels of business risks.

PROBABILITY

IMPACT

HIGH	HIGH	VERY HIGH	VERY HIGH	VERY HIGH	VERY HIGH
MEDIUM	HIGH	HIGH	VERY HIGH	VERY HIGH	VERY HIGH
MEDIUM	MEDIUM	HIGH	HIGH	VERY HIGH	VERY HIGH
LOW	MEDIUM	MEDIUM	HIGH	HIGH	VERY HIGH
LOW	LOW	MEDIUM	MEDIUM	HIGH	HIGH
LOW	LOW	LOW	MEDIUM	MEDIUM	HIGH

CONTROL SELF ASSESSMENT - RISK EVALUATION

An integral part of the Group's risk management framework is the adoption of Control Self Assessment - Risk Evaluation ("CSA-RE") which is a process through which internal control effectiveness is examined and assessed with the objective to provide reasonable assurance that all business objectives will be met. It provides a self-renewing process that draws out and leverages on the collective knowledge and insights of the Group regarding business risks and internal control effectiveness. It addresses the Board's needs in meeting their responsibilities through:

- reporting on internal controls and risks in core areas of the business; and
- establishing the foundation for Management's ongoing monitoring of business activities through key indicators tracking and risk management reporting.

CSA-RE provides the Group with a formal documented process in which Management and/or work teams are directly involved in the business functions. It creates a highly efficient and sustainable risk identification and assessment process. A risk awareness culture is inculcated as risks ownership vested with the respective departments and process owners, will improve accountability for the management of risks.

SIA Group Internal Audit, which provides the internal audit function for the Group, leverages on the implementation of CSA-RE by applying continuous monitoring and developing more robust and meaningful periodic risk assessments. From time to time, it also re-evaluates the internal audit risk assessment and audit framework. All business units are required to document the controls and processes for managing risks and assess their effectiveness on an annual basis. Management and the Risk Management Committees review the results and monitor the progress of this exercise prior to the ARMC's review.

OTHER KEY ELEMENTS OF INTERNAL CONTROLS

The Group's key insurance coverage is taken up under the umbrella of the SIA Group insurance program. The Group has in place an effective Business Continuity Management ("BCM") capability that meets the nature, scale and complexity of the Group's businesses. The Group's BCM objectives include the following:

- ensure safety of staff and protection of the Group's assets;
- maximise defence of the Group's image/reputation;
- minimise the impact of business continuity incidents/crises on customers as well as limit/prevent impact beyond the Group;
- demonstrate effective and efficient governance to the media, markets and shareholders; and
- meet insurance, legal and regulatory requirements.

Selected business continuity/contingency plans were tested during the financial year under review.

Recently the Group's corporate policies on banking and borrowing activities were reviewed and revised in line with the SIA Group's policies.

All banking and finance transactions undertaken by the Group must be properly authorised, including the opening of new bank accounts and any proposed credit facilities. The Group has its own approval limits and procedures for every banking and finance transaction, having regard to the nature of the transaction concerned. These approval limits and procedures are updated from time to time and are available on request to the bankers of and lenders to the Group.

The Group has well established internal audit, risk management and compliance functions. The Company's internal audit function provides an independent resource and perspective to the ARMC, on the processes and controls that help to safeguard against or mitigate major risks, particularly those which may have material financial impact on the Company. There are formal procedures in place for both internal and external auditors to report independently their conclusions and recommendations to Management and the ARMC.

The Board has approved a detailed checklist of key elements of internal controls which each operating subsidiary must ensure has been complied with, and based on which the executive heads of all the operating subsidiaries are required on an annual basis to make a representation to the Board that the internal controls at their respective operating subsidiary levels are adequate.

All of the Company's active associated companies have also been asked to implement a similar detailed checklist of key elements of internal controls.

Written assurances and representations have been obtained from all the executive heads of all the Company's operating subsidiaries as well as from the Chairman, Board, executive head or other appropriate officer of all of the Company's active associated companies, that their respective companies' internal controls were adequate during the financial year under review.

CONCLUSION

The Board recognises the importance of sound system of internal controls and risk management practices to good corporate governance. The Board affirms its overall responsibility for the Group's system of internal controls and risk management, and for reviewing the adequacy and integrity of those systems. It should be noted, however, that such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives. Additionally, it should be noted that any reasonable system of internal controls will contain inherent limitations and that no cost-effective system of internal controls can provide absolute protection against poor judgment in decision-making, human error, losses, fraud and other irregularities.

The Board believes that, in the absence of any evidence to the contrary, taking into account the views of the ARMC in the exercise of their responsibilities under its Charter, the system of internal control maintained by the Group's Management and that was in place throughout FY04/05 and up to and as of the date of this Annual Report, provides reasonable, but not absolute, assurance against material financial misstatement or loss, and on the whole is adequate to meet the needs of the Group in its current business environment.

KEY MANAGEMENT

NG CHIN HWEE

Mr Ng Chin Hwee is the President & CEO of Singapore Airport Terminal Services Ltd (SATS). He joined SATS Ltd in January 2004. He has been with the Singapore Airlines (SIA) Group of companies since 1985, when he joined as a Cadet Admin Officer. During his 18-year stint in SIA, he has worked in planning, marketing, ground services and country management. He has held positions as Divisional Vice President of Ground Services, based in Singapore but with worldwide responsibilities for airport operations, and Senior Vice President The Americas, based in Los Angeles. His other overseas stints included postings in Germany, Australia and Myanmar.

Mr Ng is a Board member of SATS Airport Services, SATS Catering and PT Jasa Angkasa Semesta TBK. He is also the Vice Chairman of Beijing Aviation Ground Services and Beijing Airport Inflight Kitchen.

Mr Ng holds a Bachelor of Engineering (1st Class Honours) from the National University of Singapore and a Master of Management Science (Sloan Fellow) degree from the Massachusetts Institute of Technology.

[illegible] SINGH

Mr Singh is the Chief Operating Officer of SATS Ltd., overseeing the ground handling and inflight catering operations of the Group. Prior to joining SATS in July 1998, he spent 24 years with Singapore Airlines (SIA), serving the airline in a variety of managerial capacities covering corporate affairs, planning, aviation fuel and administrative services. In SATS, he has held the positions of Chairman and General Manager SATS Security Services, General Manager (SATS Apron) and Chief Executive of SATS Airport Services.

Mr Singh is a Board member of SATS Airport Services, SATS Catering and Mid-East Airport Services. His other board appointments are Chairman of Aerolog Express, Asia-Pacific Star and Asia Airfreight Terminal.

Mr Singh graduated from the University of Singapore with a Bachelor of Arts (Honours) degree, majoring in Geography.

LEONG KOK HONG

Mr Leong is the Senior Vice President (Cargo) of SATS Airport Services Pte Ltd. He joined SATS in 1976 and was appointed to his present post in February 2000. He previously worked in the areas of Catering, Cargo, IT Systems and Corporate Planning.

Mr Leong serves as Vice Chairman of Tan Son Nhat Cargo Services and also sits on the boards of Beijing Aviation Ground Services, Evergreen Air Cargo Services Corporation and Asia Airfreight Terminal.

Mr Leong graduated from the University of Singapore with a Bachelor of Science (Honours) degree in Physics.

TAN CHUAN LYE

Mr Tan is the Senior Vice President (Catering) of SATS Catering Pte Ltd. He joined SATS in 1976 and was appointed to his present post in February 2000. Mr Tan previously held positions in SIA Ground Services and SATS Airport Services, and was also in charge of managing Changi Airport Terminal 2 for SIA and SATS Operations.

Mr Tan is the Chairman of Country Foods, and also sits on the boards of Taj-SATS Air Catering, Beijing Airport Inflight Kitchen, Evergreen Sky Catering and Aviserv.

Mr Tan graduated from the University of Singapore with a Bachelor of Social Science (Honours) degree, majoring in Economics.

INVESTOR RELATIONS PROGRAMME

The SATS Investor Relations programme focuses on the transparency of disclosure and prompt dissemination of information. SATS has a team which organises press and investment analyst briefings to keep shareholders, analysts, fund managers and the media abreast of the Group's strategies, key developments and and performance.

Information is disseminated through various channels:

CORPORATE LITERATURE

- The annual report, which is distributed in June, aims to provide a comprehensive coverage of the Group's business performance *in the past financial year.*
- Newsletters which are distributed to employees, clients and associates. These are available on a monthly basis and electronic versions are put on the corporate website www.sats.com.sg.
- News releases which announce the latest important events relating to the Group are distributed to the local and international media, and are posted on the corporate website.
- The corporate website has a section on "Investor Relations" containing key corporate information, financial data, annual reports and operational statistics. The information is currently hosted by the investor relations portal, www.irasia.com.

DIRECT MEETINGS

- The Group maintains direct dialogue with investors, potential investors, analysts and media through investor meetings, results briefings and the annual general meeting. Senior management meet up regularly with institutional investors and analysts frequently to update them on the Group's strategies, performance and activities. In FY2004-05, 38 investor and analyst meetings were organised, an increase over the 26 meetings held in FY2003-04.
- Going forward, the Group intends to participate in roadshows and investor conferences organized by investment banks whenever possible.

ANNOUNCEMENT OF FINANCIAL RESULTS

- Quarterly announcements of the Group's financial results are published through news releases and announcements issued to the media and investment community and are posted on the corporate website and www.irasia.com.
- Results briefings attended by institutional investors, analysts and the media are organised after the release of the 2nd quarter (half-year) and year-end (full year) results with the senior management team present to answer questions.

ANNUAL GENERAL MEETING

- The Annual General Meeting is held in July. SATS Board members attend the AGM where shareholders present are given an opportunity to clarify or question the company on issues pertaining the resolutions proposed to be passed. The executive management and external auditors are also present to assist the Directors in answering questions from shareholders.

FINANCIALS

CONTENTS

REPORT BY THE BOARD OF DIRECTORS

The directors have pleasure in presenting their report together with the audited financial statements of the Group and of the Company for the year ended 31 March 2005.

1. DIRECTORS OF THE COMPANY

The names of the directors in office at the date of this report are:

Edmund Cheng Wai Wing - Chairman
Chew Choon Seng - Deputy Chairman
Michael Tan Jiak Ngee
Barry Desker
Richard Charles Helfer
Hong Hai
Ng Kee Choe
Ow Chin Hock

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES

The following directors who held office at the end of the financial year have, according to the register of directors' shareholdings required to be kept under Section 164 of the Companies Act, Cap. 50, an interest in the ordinary shares, share options and debentures of the Company, the Company's immediate holding company and subsidiary companies of the Company's immediate and ultimate holding company other than wholly-owned subsidiary companies, as stated below:

	Direct Interest		Deemed Interest	
Name Of Director	**1.4.2004**	**31.3.2005**	**1.4.2004**	**31.3.2005**
INTEREST IN SINGAPORE AIRLINES LIMITED				
Ordinary shares of $0.50 each				
Chew Choon Seng	214,000	214,000	-	-
Michael Tan Jiak Ngee	79,600	79,600	-	-
Barry Desker	2,000	2,000	4,000	4,000
Hong Hai	20,000	20,000	-	-
Options to subscribe for ordinary shares of $0.50 each				
Chew Choon Seng	606,000	834,000	-	-
Michael Tan Jiak Ngee	606,000	606,000	-	-
INTEREST IN SINGAPORE AIRPORT TERMINAL SERVICES LIMITED				
Ordinary shares of $0.10 each				
Chew Choon Seng	10,000	10,000	-	-
Michael Tan Jiak Ngee	16,000	16,000	-	-
Barry Desker	11,000	11,000	-	-
Richard Charles Helfer	11,000	11,000	-	-
Ng Kee Choe	11,000	11,000	-	-
INTEREST IN SIA ENGINEERING COMPANY LIMITED				
Ordinary shares of $0.10 each				
Chew Choon Seng	20,000	20,000	-	-
Michael Tan Jiak Ngee	41,000	41,000	-	-
Barry Desker	-	-	5,000	5,000

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES (CONT'D)

	Direct Interest		Deemed Interest	
Name Of Director	**1.4.2004**	**31.3.2005**	**1.4.2004**	**31.3.2005**
INTEREST IN SINGAPORE TELECOMMUNICATIONS LIMITED				
Ordinary shares of $0.15 each				
Chew Choon Seng	11,880	11,040	-	-
Michael Tan Jiak Ngee	6,740	6,260	-	-
Barry Desker	1,540	1,430	7,740	7,190
Hong Hai	1,540	51,430	1,540	1,430
Ng Kee Choe	1,740	1,620	1,740	1,620
Ow Chin Hock	13,440	12,520	-	-
INTEREST IN SINGAPORE TECHNOLOGIES ENGINEERING LIMITED				
Ordinary shares of $0.10 each				
Barry Desker	-	-	10,000	10,000
INTEREST IN SNP CORPORATION LIMITED				
Ordinary shares of $0.50 each				
Edmund Cheng Wai Wing	35,000	35,000	-	-
Barry Desker	-	-	3,000	3,000
Options to subscribe for ordinary shares of $0.50 each				
Edmund Cheng Wai Wing	30,000	80,000	-	-
INTEREST IN RAFFLES HOLDINGS LIMITED				
Ordinary shares of $0.50 each				
Chew Choon Seng	12,000	12,000	-	-
Michael Tan Jiak Ngee	16,000	16,000	-	-
Barry Desker	-	-	60,000	60,000
Hong Hai	20,000	20,000	-	-
Ng Kee Choe	10,000	10,000	-	-
Richard Charles Helfer	250,000	100,000	-	-
INTEREST IN SMRT CORPORATION LIMITED				
Ordinary shares of $0.10 each				
Chew Choon Seng	50,000	50,000	-	-
INTEREST IN CAPITALAND LIMITED				
Ordinary shares of $1 each				
Ng Kee Choe	13,000	13,000	-	-
INTEREST IN ST ASSEMBLY TEST SERVICES LIMITED				
Ordinary shares of $0.25 each				
Hong Hai	10,000	10,000	-	-
Barry Desker	-	-	20,000	20,000
INTEREST IN CHARTERED SEMICONDUCTOR MANUFACTURING LIMITED				
Ordinary shares of $0.26 each				
Hong Hai	4,000	4,000	-	-
Barry Desker	-	-	5,000	5,000

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES (CONT'D)

	Direct Interest		Deemed Interest	
Name Of Director	**1.4.2004**	**31.3.2005**	**1.4.2004**	**31.3.2005**
INTEREST IN SEMBCORP LOGISTICS LIMITED				
Ordinary shares of $0.25 each				
Barry Desker	-	-	10,000	10,000
INTEREST IN SEMBCORP INDUSTRIES LIMITED				
Ordinary shares of $0.25 each				
Edmund Cheng Wai Wing	-	-	-	5,000
INTEREST IN CAPITAMALL TRUST MANAGEMENT LIMITED				
Unit holdings in CapitaMall Trust				
Barry Desker	-	-	55,000	60,500
Ng Kee Choe	-	150,000	-	20,000
INTEREST IN VERTEX TECHNOLOGY FUND (II) LIMITED				
Ordinary shares of US$1 each				
Ng Kee Choe	50	50	-	-
Redeemable preference shares of US$0.01 each				
Ng Kee Choe	-	50	-	-

There was no change in any of the above-mentioned interests between the end of the financial year and 21 April 2005.

Neither at the end of the financial year, nor at any time during that financial year, did there subsist any arrangements to which the Company is a party, whereby directors might acquire benefits by means of the acquisition of shares and share options in, or debentures of, the Company or any other body corporate, other than pursuant to the Employee Share Option Plan of its immediate holding company, and the subsidiary companies of the Company's ultimate holding company.

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, share options, warrants or debentures of the Company, or of related corporations, either at the beginning of the financial year, or date of appointment if later, or at the end of the financial year.

3. DIRECTORS' CONTRACTUAL BENEFITS

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which the director is a member, or with a company which the director has a substantial financial interest.

4. OPTIONS ON SHARES IN THE COMPANY

The SATS Employee Share Option Plan (the "Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees, was adopted in connection with the initial public offering undertaken by the Company in 2000 and a summary of which was set out in the Prospectus issued by the Company dated 4 May 2000. The Plan was modified at an extraordinary general meeting held on 7 July 2001 and was subsequently modified by the Company (as announced on 4 June 2003) and at extraordinary general meetings held on 19 July 2003 and 20 July 2004.

Under the Plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the option will be the average of the closing prices of the Company's ordinary shares on the SGX-ST for the five market days immediately preceding the date of grant.

4. OPTIONS ON SHARES IN THE COMPANY (CONT'D)

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;
b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

At the date of this report, the Committee administering the Plan comprises the following directors:

Edmund Cheng Wai Wing - Chairman
Chew Choon Seng - Member
Richard Charles Helfer - Member

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan and no option was granted at a discount.

The options granted by the Company do not entitle the holders of the options, by virtue of such holding, to any right to participate in any share issue of any other company.

During the financial year, in consideration of the payment of $1 for each offer accepted, offers of options were granted pursuant to the Plan in respect of 17,658,100 unissued ordinary shares of $0.10 each in the Company at an exercise price of $2.09* per share.

At the end of the financial year, options to take up 62,756,850 unissued ordinary shares of $0.10 each in the Company were outstanding:

Date Of Grant	Balance At 1.4.2004/ **Date Of Grant	Lapsed	Exercised	Not Accepted	Balance At 31.3.2005	Exercise Price*	Exercisable Period
28.3.2000	17,487,100	(198,800)	-	-	17,288,300	S$2.20	28.3.2001 - 27.3.2010
3.7.2000	13,500,050	(49,500)	(5,754,100)	-	7,696,450	S$1.80	3.7.2001 - 2.7.2010
2.7.2001	9,039,850	(54,000)	(6,623,900)	-	2,361,950	S$1.24	2.7.2002 - 1.7.2011
1.7.2002	14,818,700	(76,900)	(9,185,750)	-	5,556,050	S$1.60	1.7.2003 - 30.6.2012
1.7.2003	14,065,600	(132,200)	(271,600)	-	13,661,800	S$1.47	1.7.2004 - 30.6.2013
1.7.2004	17,658,100	(137,300)	-	(1,328,500)	16,192,300	S$2.09	1.7.2005 - 30.6.2014
	86,569,400	(648,700)	(21,835,350)	(1,328,500)	62,756,850		

* At the extraordinary general meeting of the Company held on 20 July 2004, the Company's shareholders approved an amendment to the Plan allowing for adjustment to the exercise prices of existing options by the Committee administering the Plan, in the event of the declaration of a special dividend. At the same meeting, the Company's shareholders approved the declaration of a special dividend. The said Committee then approved a S$0.30 reduction of the exercise prices of the outstanding share options. Ernst & Young, the auditors of the Company, have confirmed such adjustments to be, in their opinion, fair and reasonable. The exercise prices reflected here are the exercise prices after such adjustment.

** Balance at date of grant for the most recent grant

5. AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee performed the functions specified in the Companies Act. The functions performed are detailed in the Report on Corporate Governance.

6. AUDITORS

The auditors, Ernst & Young, Certified Public Accountants, have expressed their willingness to accept re-appointment.

On behalf of the Board,

EDMUND CHENG WAI WING
Chairman

CHEW CHOON SENG
Deputy Chairman

Dated this 6th day of May 2005

STATEMENT BY THE DIRECTORS

PURSUANT TO SECTION 201(15)

We, EDMUND CHENG WAI WING and CHEW CHOON SENG, being two of the directors of SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, do hereby state that in the opinion of the directors:

a) the accompanying balance sheets and statements of changes in equity, consolidated profit and loss account and consolidated cash flow statement set out on pages 73 to 105, are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2005, and the changes in equity of the Group and of the Company, the results of the business and the cash flows of the Group for the financial year ended on that date;

b) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board,

EDMUND CHENG WAI WING
Chairman

CHEW CHOON SENG
Deputy Chairman

Dated this 6th day of May 2005

AUDITORS' REPORT

TO THE MEMBERS OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We have audited the accompanying financial statements of Singapore Airport Terminal Services Limited (the "Company") and its subsidiaries (the "Group") set out on pages 73 to 105 for the year ended 31 March 2005. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2005, and changes in equity of the Group and of the Company, the results and cash flows of the Group for the financial year ended on that date; and

b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

ERNST & YOUNG
Certified Public Accountants

Dated this 6th day of May 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 MARCH 2005 (IN $ THOUSANDS)

		Group	
	Notes	2004-05	2003-04
REVENUE	3	**975,733**	868,668
EXPENDITURE			
Staff costs	4	**(426,965)**	(366,057)
Cost of raw materials		**(89,464)**	(66,059)
Licensing fees		**(64,154)**	(60,661)
Depreciation charges		**(63,198)**	(61,500)
Company accommodation and utilities		**(58,341)**	(55,773)
Other costs		**(73,450)**	(67,799)
		(775,572)	(677,849)
OPERATING PROFIT	5	**200,161**	190,819
Interest on borrowings	6	**(3,852)**	(6,108)
Interest income	7	**3,278**	5,071
Dividend from long-term investment, gross		**579**	678
Share of profits of associated companies		**50,489**	33,774
Gain/(loss) on disposal of fixed assets		**152**	(97)
Amortisation of goodwill		**(78)**	(77)
Amortisation of deferred income		**1,381**	1,576
PROFIT BEFORE EXCEPTIONAL ITEMS		**252,110**	225,636
Exceptional items	8	**(28,824)**	(8,008)
PROFIT BEFORE TAXATION		**223,286**	217,628
Taxation	9	**(49,184)**	(27,976)
PROFIT AFTER TAXATION		**174,102**	189,652
Minority interests		**(336)**	217
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		**173,766**	189,869
Basic earnings per share (cents)	11	**17.0**	18.9
Diluted earnings per share (cents)	11	**16.9**	18.9

The notes on pages 78 to 105 form an integral part of the financial statements.

BALANCE SHEETS

AT 31 MARCH 2005 (IN $ THOUSANDS)

	Notes	Group 31.3.2005	Group 31.3.2004	Company 31.3.2005	Company 31.3.2004
SHARE CAPITAL					
Authorised	12	**200,000**	200,000	**200,000**	200,000
Issued and fully paid	12	**102,784**	100,601	**102,784**	100,601
RESERVES					
Distributable					
Revenue reserve		**919,418**	1,113,068	**590,125**	689,723
Foreign currency translation reserve		**(1,107)**	3,171	-	-
Non-distributable					
Share premium		**44,295**	8,726	**44,295**	8,726
Statutory reserve		**2,726**	2,528	-	-
		965,332	1,127,493	**634,420**	698,449
SHARE CAPITAL AND RESERVES		**1,068,116**	1,228,094	**737,204**	799,050
MINORITY INTERESTS		**2,845**	2,509	-	-
DEFERRED TAXATION	13	**76,443**	81,309	**40,408**	41,305
NOTES PAYABLE	14	**200,000**	-	**200,000**	-
LOAN FROM IMMEDIATE HOLDING COMPANY	15	**43,024**	43,649	**43,024**	43,649
TERM LOANS	16	**4,270**	2,990	-	-
DEFERRED INCOME	17	**28,086**	29,816	**27,996**	29,816
		1,422,784	1,388,367	**1,048,632**	913,820
Represented by:					
FIXED ASSETS	18				
Leasehold land and buildings		**548,383**	578,182	**531,968**	561,666
Progress payments		**12,310**	25,219	**259**	205
Others		**174,546**	185,678	**1,959**	2,814
		735,239	789,079	**534,186**	564,685
SUBSIDIARY COMPANIES	19	-	-	**43,275**	43,275
LONG-TERM INVESTMENT	20	**7,886**	7,886	**7,886**	7,886
ASSOCIATED COMPANIES	21	**331,684**	141,001	**272,424**	95,231
GOODWILL ON CONSOLIDATION	22	**1,363**	1,441	-	-
LOAN TO THIRD PARTY	23	**43,024**	43,649	**43,024**	43,649
CURRENT ASSETS					
Trade debtors	24	**53,780**	59,986	**1,139**	1,052
Other debtors	25	**16,512**	9,297	**12,725**	5,436
Related companies	26	**204,522**	215,023	**152,900**	145,071
Associated companies	21	**1,072**	641	**1,072**	641
Stocks	27	**10,938**	8,954	**261**	343
Short-term non-equity investments		**37,750**	94,830	**37,750**	94,830
Bank fixed deposits		**139,341**	177,052	**138,841**	176,052
Cash and bank balances		**17,218**	9,812	**9,089**	3,897
		481,133	575,595	**353,777**	427,322
Less:					
CURRENT LIABILITIES					
Term loans	16	**893**	770	-	-
Bank overdraft - secured	29	**841**	2,297	-	-
Trade creditors		**110,605**	97,121	**16,140**	15,208
Other creditors	28	**8,945**	14,148	**4,509**	8,119
Related companies	26	-	-	**170,577**	232,556
Provision for taxation		**56,261**	55,948	**14,714**	12,345
		177,545	170,284	**205,940**	268,228
NET CURRENT ASSETS		**303,588**	405,311	**147,837**	159,094
		1,422,784	1,388,367	**1,048,632**	913,820

The notes on pages 78 to 105 form an integral part of the financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED 31 MARCH 2005 (IN $ THOUSANDS)

	Note	Share Capital	Share Premium	Revenue Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total Equity
GROUP							
Balance at 1 April 2003		100,000	-	978,875	1,601	6,357	1,086,833
Share options exercised		601	8,726	-	-	-	9,327
Transfer to statutory reserve		-	-	(927)	927	-	-
Foreign currency translation adjustment		-	-	-	-	(3,186)	(3,186)
Net gain/(loss) not recognised in the profit and loss account		-	-	(927)	927	(3,186)	(3,186)
Profit attributable to shareholders for the financial year		-	-	189,869	-	-	189,869
Dividends, net	10	-	-	(54,749)	-	-	(54,749)
Balance at 31 March 2004		100,601	8,726	1,113,068	2,528	3,171	1,228,094
Share options exercised		2,183	35,569	-	-	-	37,752
Transfer to statutory reserve		-	-	(198)	198	-	-
Foreign currency translation adjustment		-	-	-	-	(4,278)	(4,278)
Net gain/(loss) not recognised in the profit and loss account		-	-	(198)	198	(4,278)	(4,278)
Profit attributable to shareholders for the financial year		-	-	173,766	-	-	173,766
Dividends, net	10	-	-	(367,218)	-	-	(367,218)
Balance at 31 March 2005		102,784	44,295	919,418	2,726	(1,107)	1,068,116

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

The notes on pages 78 to 105 form an integral part of the financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED 31 MARCH 2005 (IN $ THOUSANDS)

	Note	Share Capital	Share Premium	Revenue Reserve	Total Equity
COMPANY					
Balance at 1 April 2003		100,000	-	619,797	719,797
Share options exercised		601	8,726	-	9,327
Profit attributable to shareholders for the financial year		-	-	124,675	124,675
Dividends, net	10	-	-	(54,749)	(54,749)
Balance at 31 March 2004		100,601	8,726	689,723	799,050
Share options exercised		2,183	35,569	-	37,752
Profit attributable to shareholders for the financial year		-	-	267,620	267,620
Dividends, net	10	-	-	(367,218)	(367,218)
Balance at 31 March 2005		102,784	44,295	590,125	737,204

The notes on pages 78 to 105 form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 MARCH 2005 (IN $ THOUSANDS)

	Note	2004-05	2003-04
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before taxation		**223,286**	217,628
Adjustments for:			
Interest income		**(3,278)**	(5,071)
Interest on borrowings		**3,852**	6,108
Dividend from long-term investment		**(579)**	(678)
Depreciation of fixed assets		**63,198**	61,500
Effects of exchange rate changes		**493**	3,223
(Gain)/loss on disposal of fixed assets		**(152)**	97
Share of results of associated companies		**(50,489)**	(33,774)
Amortisation of goodwill		**78**	77
Amortisation of deferred income		**(1,381)**	(1,576)
Operating profit before working capital changes		**235,028**	247,534
(Increase)/decrease in debtors		**(1,557)**	8,759
(Increase)/decrease in stocks		**(1,984)**	1,154
Decrease/(increase) in amounts owing by related companies		**9,097**	(10,574)
Increase/(decrease) in creditors		**8,094**	(29,224)
Decrease in amounts due from associated companies		**685**	57
Cash generated from operations		**249,363**	217,706
Interest paid to third parties		**(3,376)**	(6,158)
Tax paid		**(41,246)**	(35,349)
Net cash provided by operating activities		**204,741**	176,199
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed assets	30	**(11,962)**	(28,201)
Investment in associated companies		**(175,104)**	-
Repayment of loan from associated companies		**254**	405
Dividends from associated companies		**20,235**	22,940
Proceeds from disposal of fixed assets		**376**	329
Interest received from deposits		**3,552**	4,906
Dividend received from long-term investment		**579**	678
Sale of short-term non-equity investments		**57,080**	22,955
Net cash (used in)/provided by investing activities		**(104,990)**	24,012
CASH FLOWS FROM FINANCING ACTIVITIES			
Bank charges on sale and lease back arrangement		**(493)**	(499)
Repayment of term loan and notes payable		-	(200,620)
Proceeds from borrowings		**201,401**	2,898
Proceeds from exercise of share options		**37,752**	9,327
Dividends paid		**(367,218)**	(54,749)
Deferred income		**144**	-
Net cash used in financing activities		**(128,414)**	(243,643)
Net decrease in cash and cash equivalents		**(28,663)**	(43,432)
Effect of exchange rate changes		**(493)**	(3,223)
Cash and cash equivalents at beginning of financial year		**303,575**	350,230
Cash and cash equivalents at end of financial year	30	**274,419**	303,575

The notes on pages 78 to 105 form an integral part of the financial statements.

1. GENERAL

Singapore Airport Terminal Services Limited (the "Company") is a limited liability company incorporated in the Republic of Singapore. The Company is a subsidiary of Singapore Airlines Limited and its ultimate holding company is Temasek Holdings (Private) Limited, both incorporated in the Republic of Singapore. Related companies in these financial statements refer to members of the group of companies owned or controlled by Singapore Airlines Limited.

The registered office of the Company is at 20 Airport Boulevard, Singapore 819659.

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- Ground handling services including airfreight handling services, passenger services, baggage handling services and apron services;
- Inflight catering services including aircraft interior cleaning and cabin handling services;
- Aviation security services;
- Airline laundry services; and
- Airport cargo delivery management services.

The Group is also engaged in the activity of manufacturing of chilled and frozen meat, seafood products, soups, sauces, convenient meals, processed fruits and vegetables. During the year, the Group acquired 34% interest in Ready Fresh Pte Ltd. There have been no significant changes in the nature of the activities during the financial year.

The consolidated financial statements for the financial year ended 31 March 2005 were authorised for issue in accordance with a resolution of the Directors on 6 May 2005.

2. ACCOUNTING POLICIES

The main accounting policies of the Group, which have been consistently applied except where indicated otherwise, are described in the following paragraphs.

(a) Basis of accounting

The financial statements of the Group and of the Company, which are expressed in Singapore dollars ($), are prepared under the historical cost convention and in accordance with Singapore Financial Reporting Standards ("FRS") as required by the Companies Act, Cap 50. The accounting policies have been consistently applied by the Company and are consistent with those used in the previous financial year.

(b) Consolidation

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiary companies for the financial year ended 31 March. A list of the Group's subsidiary companies is shown in Note 19 to the financial statements.

2. ACCOUNTING POLICIES (CONT'D)

(c) Subsidiary and associated companies

Shares in subsidiary and associated companies are stated at cost, less impairment losses.

A subsidiary company is defined as a company in which the Group, directly or indirectly controls more than half of the voting power, or controls the composition of the board of directors.

An associated company is defined as a company, not being a subsidiary company or joint venture company, in which the Group has a long-term interest of not less than 20% and not more than 50% of the voting power and in whose financial and operating policy decisions the Group exercises significant influence.

The Group's share of the consolidated results of associated companies and their subsidiary companies, with appropriate adjustments to account for the amortization of goodwill, is included in the consolidated profit and loss account. The Group's share of the post-acquisition reserves is added to the value of investments in associated companies shown on the consolidated balance sheet. The most recent available audited financial statements of the associated companies are used by the Group in applying the equity method. Where dates of the audited financial statements used are not co-terminus with those of the Group, the share of results is arrived at from the last audited financial statements available and unaudited management financial statements to the end of the accounting period. A list of the Group's associated companies is shown in Note 21 to the financial statements.

(d) Goodwill

When subsidiary companies or interests in associated companies are acquired, any excess of the consideration over the fair value of the net assets as at the date of acquisition represents goodwill. Goodwill arising on or after 1 April 2001 is amortised using the straight-line method over a period of between 10 to 20 years. Goodwill is stated at cost less accumulated amortisation and any impairment losses. Amortised goodwill arising from acquisition of associated companies is reported net against the share of results of associated companies. Amortised goodwill arising from acquisition of subsidiary companies is reported as a separate line item after operating profit.

Goodwill arising prior to 1 April 2001 has been written-off against Group reserves in the financial year in which it arose. When determining goodwill, assets and liabilities of the acquired interest are translated using the exchange rate at the date of acquisition if the financial statements of the acquired interest are not denominated in Singapore dollars.

(e) Foreign currencies

Foreign currency transactions are converted into Singapore dollars at exchange rates which approximate bank rates prevailing at dates of transactions. All foreign currency monetary assets and liabilities are translated into Singapore dollars using year-end exchange rates. Non-monetary assets and liabilities are translated using exchange rates that existed when the values were determined. Gains and losses arising from conversion of monetary assets and liabilities are dealt with in the profit and loss account.

For the purposes of the Group financial statements, the net assets of foreign associated companies are translated into Singapore dollars at the exchange rates ruling at the balance sheet date. The financial results of foreign associated companies are translated into Singapore dollars at the annual average exchange rates. The resulting gains or losses on exchange are taken to the foreign currency translation reserve.

2. ACCOUNTING POLICIES (CONT'D)

(f) Fixed assets

Fixed assets are stated at cost less accumulated depreciation and any impairment in value. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Expenditure for additions, improvements and renewals is capitalised and expenditure for maintenance and repairs is charged to the profit and loss account. When assets are sold or retired, their costs and accumulated depreciation are removed from the financial statements and any gain or loss resulting from their disposal is included in the profit and loss account.

The carrying amounts are reviewed at each balance sheet date to assess whether they are recorded in excess of their recoverable amount, and if the carrying values exceed this recoverable amount, assets are written-down. In determining the recoverable amount for fixed assets, the higher of the net selling price and the value in use of the fixed assets is considered.

(g) Depreciation of fixed assets

Fixed assets are depreciated on a straight-line basis at rates which are calculated to write- down their cost to their estimated residual values at the end of their useful lives. The estimated useful lives are as follows:

Leasehold land and buildings	- according to the lease period or 30 years whichever is the shorter
Office fittings & fixtures and office & commercial equipment	- 1 to 5 years
Fixed and mobile ground support equipment and motor vehicles	- 1 to 12 years

No depreciation is provided for progress payments.

Fully-depreciated fixed assets are retained in the financial statements until they are no longer in use. No depreciation is charged after assets are depreciated to their residual values.

(h) Leased assets

Operating lease - as lessee

Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the leased assets are classified as operating leases. Operating lease payments are recognised as an expense in the profit and loss account on a straight-line basis over the lease term.

Gains arising from sale and operating leaseback of assets are determined based on fair values. Sale proceeds in excess of fair values are deferred and amortized over the minimum lease terms.

(i) Unquoted investments

Unquoted investments held on a long-term basis are stated at cost. Provision is made for any impairment in value.

(j) Stocks

Stocks, which consist mainly of equipment spare parts and food supplies, are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business less estimated costs necessary to make the sale.

2. ACCOUNTING POLICIES (CONT'D)

(k) Trade and other debtors

Trade and other debtors, which generally have 30-90 day terms, are recognised and carried at original invoiced amount less an allowance for any uncollectible amounts. A provision for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Amounts owing to the holding company and the related companies are carried at cost, less impairment losses on any uncollectible amounts.

(l) Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Cash on hand and in banks, demand deposits and short-term deposits which are held to maturity are carried at amortised cost.

For the purpose of the cash flow statement, cash and cash equivalents consist of cash on hand and deposits in banks, net of outstanding bank overdrafts.

(m) Deferred taxation

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Additionally, the Group's deferred tax liabilities include all taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilised. For deductible temporary differences associated with investments in subsidiaries and associated companies, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date.

Deferred tax is charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or different period, directly to equity.

2. ACCOUNTING POLICIES (CONT'D)

(n) Employee benefits

Defined contribution plan

As required by law, the Group's companies in Singapore make contributions to the state provident fund, The Central Provident Fund ("CPF"), for the benefits of its employees.

Equity Compensation Plan

The Group has in place an Employee Share Option Plan (the "Plan") for the granting of share options to senior executives and all other employees to subscribe for shares in the Company. There are no charges to the profit and loss account upon the grant or exercise of the options. The exercise price approximates the market value of the shares on the date of grant.

Details of the Plan are disclosed in Note 12 to the financial statements.

(o) Trade and other creditors

Trade and other creditors, which are normally settled on 30-90 day terms, are carried at cost which is the fair value of the consideration to be paid in the future for the goods and services received, whether or not billed to the Group.

Amounts owing to holding company and the related companies are carried at cost.

(p) Revenue

Revenue from ground handling, inflight catering, aviation security services, airline laundry and airport cargo delivery management services is recognised upon the rendering of services. Revenue from manufacturing and exporting chilled and frozen processed foods is recognised upon delivery and acceptance of goods sold.

(q) Income from investments

Dividend income from investments is recognised when the shareholders' right to receive payments is established.

Interest income from investments and fixed deposits is accrued on a day-to-day basis (taking into account the effective yield on the asset) unless collectibility is in doubt.

(r) Loans and borrowings

Loans, notes payable and other borrowings are recognised at cost, unless collectibility is in doubt.

(s) Impairment of assets

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. The impairment loss is charged to the profit and loss account unless it reverses a previous revaluation credited to equity, in which case it is charged to equity. An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount.

(t) Segmental reporting

Business segment

The Group's businesses are organised and managed separately according to the nature of the services provided. The significant business segments of the Group are inflight catering, cargo and ground handling services.

Geographical segment

Revenue for the Group is derived in Singapore. Assets, except for its investments in associated companies, are mainly located in Singapore.

2. ACCOUNTING POLICIES (CONT'D)

(u) Government grants

Government grants are recognised at their fair values where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised in the profit and loss account over the periods necessary to match them on a systematic basis, to the costs which it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the profit and loss account over the expected useful life of the relevant asset by equal instalments.

3. REVENUE (In $ Thousands)

(a) Revenue

Revenue represents rental income, airport ground handling services, inflight catering, aviation security services, airline laundry services, airport cargo delivery management services rendered and manufacturing and sale of processed food by the Company and the Group. It excludes dividends, interest income and, in respect of the Group, intra-Group transactions. Revenue is analysed as follows:

	Group	
	2004-05	**2003-04**
External customers	**397,219**	355,497
Immediate holding company	**422,762**	361,272
Related companies	**155,752**	151,899
	975,733	868,668

(b) Analysis by activity

	Group	
	2004-05	**2003-04**
Inflight catering services	**422,801**	356,505
Ground handling services	**438,439**	418,284
Others	**114,493**	93,879
	975,733	868,668

4. STAFF COSTS (In $ Thousands)

	Group	
	2004-05	**2003-04**
Staff costs:		
- Salaries, bonuses and other costs *	**398,232**	336,678
- CPF and other defined contributions	**28,733**	29,379
	426,965	366,057
Number of employees at end of year	**7,861**	9,227

* Included in salaries, bonuses and other costs are contract labour expenses of $45,645,000 (2004: $24,864,000).

5. OPERATING PROFIT (In $ Thousands)

	Group	
	2004-05	**2003-04**
Operating profit is stated after charging/(crediting):		
Directors' emoluments		
- Directors of the Company	**533**	412
- Write-back of Directors' fees waived by the Directors in 2002-03	**-**	(188)
- Directors of subsidiary companies	**536**	1,410
Auditors' remuneration		
- Audit fee	**213**	150
- Non-audit fee	**109**	131
Exchange (gain)/loss, net	**(935)**	4,510

6. INTEREST ON BORROWINGS (In $ Thousands)

	Group	
	2004-05	**2003-04**
Interest expense on:		
Loan from third parties	**313**	183
Notes payable	**3,539**	5,925
	3,852	6,108

7. INTEREST INCOME (In $ Thousands)

	Group	
	2004-05	**2003-04**
Interest income from:		
Immediate holding company	**953**	1,080
Third parties	**2,318**	3,967
Associated companies	**7**	24
	3,278	5,071

8. EXCEPTIONAL ITEMS

The exceptional items relate to retrenchment and early retirement costs.

9. TAXATION (In $ Thousands)

	Group	
	2004-05	**2003-04**
Current taxation:		
Provision in respect of profit for the year	**43,210**	44,190
Over provision in respect of prior year	**(1,589)**	(320)
Deferred taxation:		
Write-back in respect of profit for the year	**(4,866)**	(2,662)
Over provision in respect of prior years	**-**	(10,325)
Write-back due to change in tax rate	**-**	(9,427)
Share of associated companies taxation	**12,429**	6,520
	49,184	27,976

9. TAXATION (CON'TD) (In $ Thousands)

A reconciliation between taxation expense and the product of accounting profit multiplied by the applicable tax rate for the years ended 31 March is as follows:

	Group	
	2004-05	2003-04
Profit before taxation	**223,286**	217,628
Taxation at statutory tax rate of 20% (2004: 20%)	**44,657**	43,526
ADJUSTMENTS		
Expenses not deductible for tax purposes	**5,334**	4,511
Additional tax on income of associated companies whose effective tax rate is higher than the statutory tax rate	**1,205**	187
Changes in statutory tax rate	**-**	(9,427)
Overprovision of deferred taxation in respect of prior years	**-**	(10,325)
Overprovision of current taxation in respect of prior years	**(1,589)**	(320)
Others	**(423)**	(176)
Current financial year's taxation charge	**49,184**	27,976

10. DIVIDENDS PAID AND PROPOSED (In $ Thousands)

	Group And Company	
	2004-05	2003-04
Dividends paid:		
Final dividend of 5 cents (2004: 4 cents) per ordinary share of $0.10 each less 20% (2004: 22%) tax in respect of previous financial year	**40,786**	31,228
Special dividend of 37 cents (2004: NIL) per ordinary share of $0.10 each less 20% (2004: NIL) tax in respect of previous financial year	**301,808**	-
Interim dividend of 3 cents (2004: 3 cents) per ordinary share of $0.10 each less 20% (2004: 22%) tax in respect of current financial year	**24,624**	23,521
	367,218	54,749

The Directors proposed the following dividends for the financial year ended 31 March 2005:

	2004-05
Final dividend of 6 cents per ordinary share of $0.10 each less 20% tax	**49,336**

11. EARNINGS PER SHARE

	Group	
	2004-05	2003-04
Profit attributable to shareholders (In $ Thousands)	**173,766**	189,869

	Group 31 March	
	2005	2004
Weighted average number of ordinary shares in issue used for computing basic earnings per share	**1,019,623,431**	1,003,200,386
Adjustment for share options	**7,688,599**	3,683,039
Weighted average number of ordinary shares in issue used for computing diluted earnings per share	**1,027,312,030**	1,006,883,425
Basic earnings per share (cents)	**17.0**	18.9
Diluted earnings per share (cents)	**16.9**	18.9

Basic earnings per share is calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the effect of dilutive options.

12. SHARE CAPITAL (In $ Thousands)

	Group And Company 31 March	
	2005	2004
Authorised:		
2,000,000,000 ordinary shares of $0.10 each	**200,000**	200,000
Issued and fully paid:		
Balance at beginning of the year		
1,006,005,475 (2004: 1,000,000,000) ordinary shares of $0.10 each	**100,601**	100,000
21,835,350 (2004: 6,005,475) share options exercised during the year	**2,183**	601
Balance at end of the year		
1,027,840,825 (2004: 1,006,005,475) ordinary shares of $0.10 each	**102,784**	100,601

The holders of ordinary shares are entitled to receive dividends as and when declared by the Company. All ordinary shares carry one vote per share without restriction.

12. SHARE CAPITAL (CONT'D) (In $ Thousands)

SHARE OPTION PLAN

The SATS Employee Share Option Plan (the "Plan"), which comprises the Senior Executive Share Option Scheme and the Employee Share Option Scheme for senior executives and all other employees respectively, grants non-transferrable options to selected employees. Options are granted for terms of 10 years to purchase the shares of the Company at an exercise price equivalent to the average of the last dealt prices of the Company's ordinary shares on the SGX-ST for the five consecutive market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;
b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

Information with respect to the number of options granted under the Plan is as follows:

	Group 31 March	
	2005	**2004**
Outstanding at beginning of the year	**68,911,300**	61,799,200
Granted	**17,658,100**	16,007,800
Not accepted	**(1,328,500)**	(1,838,900)
Exercised	**(21,835,350)**	(6,005,475)
Lapsed	**(648,700)**	(1,051,325)
Outstanding at end of the year	**62,756,850**	68,911,300
Exercisable at end of the year	**31,574,025**	39,256,575
Details of share options granted during the financial year:		
Expiry date	**30.6.2014**	30.6.2013
Exercise price *	**$2.09**	$1.47

12. SHARE CAPITAL (CONT'D) (In $ Thousands)

SHARE OPTION PLAN (CONT'D)

Terms of share options outstanding as at 31 March 2005:

Exercise Period	Exercise Price*	Number Outstanding	Number Exercisable
28.03.2001 to 27.03.2010	$2.20	262,900	262,900
28.03.2002 to 27.03.2010	$2.20	16,499,600	16,499,600
28.03.2003 to 27.03.2010	$2.20	262,900	262,900
28.03.2004 to 27.03.2010	$2.20	262,900	262,900
03.07.2001 to 02.07.2010	$1.80	259,300	259,300
03.07.2002 to 02.07.2010	$1.80	6,884,400	6,884,400
03.07.2003 to 02.07.2010	$1.80	274,775	274,775
03.07.2004 to 02.07.2010	$1.80	277,975	277,975
02.07.2002 to 01.07.2011	$1.24	7,500	7,500
02.07.2003 to 01.07.2011	$1.24	1,898,900	1,898,900
02.07.2004 to 01.07.2011	$1.24	10,400	10,400
02.07.2005 to 01.07.2011	$1.24	445,150	-
01.07.2003 to 30.06.2012	$1.60	138,200	138,200
01.07.2004 to 30.06.2012	$1.60	4,469,550	4,469,550
01.07.2005 to 30.06.2012	$1.60	474,150	-
01.07.2006 to 30.06.2012	$1.60	474,150	-
01.07.2004 to 30.06.2013	$1.47	64,725	64,725
01.07.2005 to 30.06.2013	$1.47	12,932,225	-
01.07.2006 to 30.06.2013	$1.47	332,425	-
01.07.2007 to 30.06.2013	$1.47	332,425	-
01.07.2005 to 30.06.2014	$2.09	359,975	-
01.07.2006 to 30.06.2014	$2.09	15,112,375	-
01.07.2007 to 30.06.2014	$2.09	359,975	-
01.07.2008 to 30.06.2014	$2.09	359,975	-
	#	62,756,850	31,574,025

* At the extraordinary general meeting of the Company held on 20 July 2004, the Company's shareholders approved an amendment to the Plan allowing for adjustment to the exercise prices of existing options by the Committee administering the Plan, in the event of the declaration of a special dividend. At the same meeting, the Company's shareholders approved the declaration of a special dividend. The said Committee then approved a S$0.30 reduction of the exercise prices of the outstanding share options. Ernst & Young, the auditors of the Company, have confirmed such adjustments to be, in their opinion, fair and reasonable. The exercise prices reflected here are the exercise prices after such adjustment.

The total number of options outstanding includes 12,860,975 share options not exercised by employees who have retired or ceased to be employed by the Company or any of the subsidiary companies by reason of (i) ill health, injury or disability or death; (ii) redundancy; or (iii) any other reason approved in writing by the Committee. The said options are exercisable up to the expiration of the applicable exercise period or the period of 5 years from the date of retirement or cessation of employment, whichever is earlier.

13. DEFERRED TAXATION (In $ Thousands)

	Group 31 March		Company 31 March	
	2005	**2004**	**2005**	**2004**
Balance at beginning of year	**81,309**	103,723	**41,305**	51,564
Adjustment for reduction in Singapore corporate tax rate	**-**	(9,427)	**-**	(4,687)
Write-back during the year	**(4,866)**	(12,987)	**(897)**	(5,572)
Balance at end of year	**76,443**	81,309	**40,408**	41,305
Comprising:				
Deferred tax liabilities	**76,443**	81,309	**40,408**	41,305
The deferred taxation principally arises as a result of :				
Excess of net book value over tax written-down value of fixed assets	**74,433**	80,574	**40,341**	41,911
Undistributed profits of overseas associated companies and unremitted foreign dividend and interest income	**8,647**	8,189	**5,650**	5,356
Provisions	**(6,637)**	(7,454)	**(5,583)**	(5,962)
Net deferred tax liabilities	**76,443**	81,309	**40,408**	41,305

14. NOTES PAYABLE

Notes payable refers to unsecured medium-term notes which bear fixed interest at 3.0% per annum and are repayable on 2 September 2009.

15. LOAN FROM IMMEDIATE HOLDING COMPANY

The loan from the immediate holding company is to finance the loan to August Skyfreighter 1994 Trust (Note 23). It is unsecured and bears interest rates ranging from 1.56% to 3.19% (2004: 1.47% to 1.74%) per annum. The loan is scheduled to mature on 28 March 2007.

16. TERM LOANS (In $ Thousands)

	Group 31 March	
	2005	**2004**
UNSECURED:		
Repayable within one year	**743**	620
Repayable after one year but less than five years	**1,625**	243
	2,368	863
SECURED:		
Repayable within one year	**150**	150
Repayable after one year but less than five years	**600**	324
Repayable after five years	**2,045**	2,423
	2,795	2,897

The unsecured term loans consist of a 10-year loan commencing 31 July 1996 and a 5-year loan commencing 7 July 2004. Interest rates ranged from 0.955% to 2.215% (2004: 0.925% to 1.265%) per annum for the 10-year loan and 1.3656% to 2.5725% (2004: NIL) per annum for the 5-year loan.

The secured term loan of $2.8 million is secured by a first legal mortgage over the property at 22 Senoko Way, Singapore 758044. The loan bears interest rates ranging from 3.75% to 5.0% (2004: 3.5% to 5.0%) per annum in the current year and is repayable over 20 years commencing 10 April 2003.

17. DEFERRED INCOME (In $ Thousands)

The deferred income comprises of gain on sale and leaseback arrangement and government grant received by a subsidiary.

	Group 31 March		Company 31 March	
	2005	**2004**	**2005**	**2004**
Balance as at 1 April	**29,816**	31,891	**29,816**	31,891
Bank charges	**(493)**	(499)	**(493)**	(499)
Amount deferred during the year	**144**	-	**-**	-
Amount recognised as income during the year	**(1,381)**	(1,576)	**(1,327)**	(1,576)
Balance as at 31 March	**28,086**	29,816	**27,996**	29,816

18. FIXED ASSETS (In $ Thousands)

GROUP

	At 1.4.04	Reclassifi-cations	Additions	Disposals	At 31.3.05
COST					
Leasehold land and buildings	757,924	-	-	(3,548)	**754,376**
Office fittings and fixtures	24,192	1,835	461	(131)	**26,357**
Fixed ground support equipment	338,586	7,392	760	(6,792)	**339,946**
Mobile ground support equipment	53,546	-	99	(1,566)	**52,079**
Office and commercial equipment	60,987	12,292	2,806	(1,401)	**74,684**
Motor vehicles	27,469	-	352	(785)	**27,036**
	1,262,704	21,519	4,478	(14,223)	**1,274,478**
Progress payments	25,219	(21,519)	8,610	-	**12,310**
	1,287,923	-	13,088	(14,223)	**1,286,788**
ACCUMULATED DEPRECIATION					
Leasehold land and buildings	187,678	-	25,914	-	**213,592**
Office fittings and fixtures	16,256	10	2,597	(105)	**18,758**
Fixed ground support equipment	183,810	-	23,387	(6,790)	**200,407**
Mobile ground support equipment	48,175	-	1,736	(1,566)	**48,345**
Office and commercial equipment	37,580	(10)	8,720	(1,249)	**45,041**
Motor vehicles	25,345	-	844	(783)	**25,406**
	498,844	-	63,198	(10,493)	**551,549**
NET BOOK VALUE	789,079				**735,239**

Net book value of fixed assets under finance lease is $114,476,000 (2004: $137,359,000).

COMPANY

	At 1.4.04	Additions	Disposals	Transfer From Subsidiary Companies	At 31.3.05
COST					
Leasehold land and buildings	749,288	26	(3,548)	-	**745,766**
Fixed ground support equipment	1,235	-	(3)	-	**1,232**
Mobile ground support equipment	9,592	-	(300)	-	**9,292**
Office and commercial equipment	7,053	90	(434)	36	**6,745**
Motor vehicles	4,553	-	(653)	-	**3,900**
	771,721	116	(4,938)	36	**766,935**
Progress payments	205	54	-	-	**259**
	771,926	170	(4,938)	36	**767,194**
ACCUMULATED DEPRECIATION					
Leasehold land and buildings	187,622	26,176	-	-	**213,798**
Fixed ground support equipment	1,235	-	(3)	-	**1,232**
Mobile ground support equipment	9,511	31	(300)	-	**9,242**
Office and commercial equipment	4,320	835	(317)	(2)	**4,836**
Motor vehicles	4,553	-	(653)	-	**3,900**
	207,241	27,042	(1,273)	(2)	**233,008**
NET BOOK VALUE	564,685				**534,186**

18. FIXED ASSETS (CONT'D) (In $ Thousands)

	Group		Company	
	2004-05	2003-04	2004-05	2003-04
DEPRECIATION CHARGE FOR THE FINANCIAL YEAR				
Leasehold land and buildings	**25,914**	26,038	**26,176**	26,282
Office fittings and fixtures	**2,597**	2,179	**-**	-
Fixed ground support equipment	**23,387**	22,312	**-**	-
Mobile ground support equipment	**1,736**	2,201	**31**	32
Office and commercial equipment	**8,720**	7,775	**835**	876
Motor vehicles	**844**	995	**-**	11
	63,198	61,500	**27,042**	27,201

19. SUBSIDIARY COMPANIES (In $ Thousands)

	Company 31 March	
	2005	2004
Unquoted shares, at cost	**43,275**	43,275

The subsidiary companies at 31 March are:

Name Of Companies (Country Of Incorporation)	Principal Activities (Place Of Business)	Cost To Company		Percentage Of Equity Held	
		2005	2004	2005 %	2004 %
HELD BY THE COMPANY					
SATS Airport Services Pte Ltd (Singapore)	Airport ground handling services (Singapore)	**16,500**	16,500	**100**	100
SATS Catering Pte Ltd (Singapore)	Inflight catering services (Singapore)	**14,000**	14,000	**100**	100
SATS Security Services Pte Ltd (Singapore)	Aviation security services (Singapore)	**3,000**	3,000	**100**	100
Aero Laundry and Linen Services Pte Ltd (Singapore)	Providing and selling laundry and linen services (Singapore)	**2,515**	2,515	**100**	100
Aerolog Express Pte Ltd (Singapore)	Airport cargo delivery management services (Singapore)	**1,260**	1,260	**70**	70
Country Foods Pte Ltd (Singapore)	Manufacturing of chilled, frozen, and processed foods (Singapore)	**6,000**	6,000	**67**	67
Asia-Pacific Star Pte Ltd (Singapore)	Dormant (Singapore)	**#**	#	**100**	100
		43,275	43,275		

19. SUBSIDIARY COMPANIES (CONT'D) (In $ Thousands)

Name Of Companies (Country Of Incorporation)	Principal Activities (Place Of Business)	Cost To Company		Percentage Of Equity Held	
		2005	2004	2005 %	2004 %
HELD THROUGH A SUBSIDIARY					
Ready Fresh Pte Ltd @ (Singapore)	Dormant (Singapore)	-	-	51	-

The value is $2.
@ Not required to be audited as the company was incorporated 7 June 2004.

All the Singapore-incorporated subsidiary companies are audited by Ernst & Young, Singapore.

20. LONG-TERM INVESTMENT (In $ Thousands)

	Group 31 March		Company 31 March	
	2005	2004	2005	2004
Unquoted equity investments, at cost	**7,886**	7,886	**7,886**	7,886

21. ASSOCIATED COMPANIES (In $ Thousands)

	Group 31 March		Company 31 March	
	2005	2004	2005	2004
Unquoted shares, at cost	**277,159**	99,966	**277,159**	99,966
Provision for impairment	**(3,313)**	(3,313)	**(4,735)**	(4,735)
Goodwill on acquisition	**(152,209)**	(9,674)	-	-
	121,637	86,979	**272,424**	95,231
Share of post-acquisition profits of associated companies	**65,561**	41,553	-	-
Goodwill on acquisition, net of amortisation	**142,867**	6,770	-	-
Share of statutory reserves of associated companies	**2,726**	2,528	-	-
Foreign currency translation adjustment	**(1,107)**	3,171	-	-
	210,047	54,022	-	-
Amounts receivable on :				
current account	**1,072**	387	**1,072**	387
loan due from associated company	-	254	-	254
	332,756	141,642	**273,496**	95,872
Receivable within one year	**(1,072)**	(641)	**(1,072)**	(641)
	331,684	141,001	**272,424**	95,231

21. ASSOCIATED COMPANIES (CONT'D) (In $ Thousands)

	Group 31 March		Company 31 March	
	2005	2004	2005	2004
GOODWILL ON ACQUISITION AT COST				
Balance at beginning of year	**8,935**	8,935	-	-
Goodwill on acquisition of additional shares in associated companies	**142,535**	-	-	-
Balance at end of year	**151,470**	8,935	-	-
ACCUMULATED AMORTISATION				
Balance at beginning of year	**2,165**	1,289	-	-
Charge for the year	**6,438**	876	-	-
Balance at end of year	**8,603**	2,165	-	-
Goodwill on acquisition, net of amortisation	**142,867**	6,770	-	-

During the financial year:

(a) The Company acquired an additional 24.5% equity interest in Asia Airfreight Terminal Company Limited from Changi International Airport Services Pte Ltd for a consideration of $76.5 million. This brings the total equity interest held by SATS to 49.0%. Goodwill arising from the additional equity interest, amounting to $41.5 million was capitalised and amortised over a period of 20 years.

(b) Taj SATS Air Catering Limited refunded $3.3 million as return on shareholders' funds to the Company on 8 September 2004.

(c) The Company purchased approximately 49.8% of the ground and cargo handling business of PT Jasa Angkasa Semesta TBK from Devro Group Limited for US$61.3 million (S$104.0 million). Goodwill arising from the acquisition of $100.3 million was capitalised and amortised over a period of 20 years.

The loan due from associated company bear interest between 11.161% and 11.821% (2004: 9.498% and 11.460%) per annum. The loan is due from one associated company and is fully repaid during the financial year.

The amounts receivable on current account are interest-free and have no fixed terms of repayment.

The associated companies at 31 March are:

Name Of Companies (Country Of Incorporation)	Principal Activities (Place Of Business)	Cost To Company		Percentage Of Equity Held	
		2005	2004	2005 %	2004 %
Maldives Inflight Catering Private Ltd * (Republic of Maldives)	Inflight catering services (Republic of Maldives)	**287**	287	**35.0**	35.0
Beijing Airport Inflight Kitchen Ltd # (Peoples' Republic of China)	Inflight catering services (Peoples' Republic of China)	**13,882**	13,882	**40.0**	40.0
Beijing Aviation Ground Services Co Ltd # (Peoples' Republic of China)	Airport ground handling services (Peoples' Republic of China)	**5,710**	5,710	**40.0**	40.0

21. ASSOCIATED COMPANIES (CONT'D) (In $ Thousands)

Name Of Companies (Country Of Incorporation)	Principal Activities (Place Of Business)	Cost To Company		Percentage Of Equity Held	
		2005	2004	2005 %	2004 %
AVISERV LTD # (Ireland)	Dormant (Pakistan)	**3,313**	3,313	**49.0**	49.0
Tan Son Nhat Cargo Services Ltd * (Vietnam)	Airport ground handling services (Vietnam)	**1,958**	1,958	**30.0**	30.0
Asia Airfreight Terminal Co Ltd # (Hong Kong)	Air cargo handling services (Hong Kong)	**92,662**	16,162	**49.0**	24.5
SERVAIR – SATS Holding Company Pte Ltd # (Singapore)	Investment holding company (Singapore)	**509**	509	**49.0**	49.0
MacroAsia-Eurest Catering Services, Inc * (Philippines)	Inflight catering services (Philippines)	**2,027**	2,027	**20.0**	20.0
Taj Madras Flight Kitchen Limited # (India)	Inflight catering services (India)	**1,901**	1,901	**30.0**	30.0
Singapore Airport Duty-Free Emporium (Pte) Ltd @ (Singapore)	Dormant (Singapore)	**1,560**	1,560	**24.0**	24.0
Evergreen Airline Services Corporation # (Taiwan)	Airport ground handling services (Taiwan)	**5,234**	5,234	**20.0**	20.0
Evergreen Air Cargo Services Corporation * (Taiwan)	Air cargo handling services (Taiwan)	**16,163**	16,163	**25.0**	25.0
Taj SATS Air Catering Limited # (India)	Catering services (India)	**27,971**	31,260	**49.0**	49.0
Mid-East Airport Services Pte Ltd @ (Singapore)	Dormant (Baghdad)	**	**	**50.0**	50.0
PT Jasa Angkasa Semesta TBK # (Indonesia)	Ground and cargo handling (Indonesia)	**103,982**	-	49.8	-
		277,159	99,966		

@ Audited by Ernst & Young, Singapore
* Audited by associated firms of Ernst & Young, Singapore
\# Audited by other firms
** The value is $1.

22. GOODWILL (In $ Thousands)

	Group 31 March	
	2005	**2004**
AT COST		
Balance at beginning and end of the year	**1,546**	1,546
ACCUMULATED AMORTISATION		
Balance at beginning of the year	**105**	28
Charge for the year	**78**	77
Balance at end of the year	**183**	105
Net book value	**1,363**	1,441

23. LOAN TO THIRD PARTY

The loan to August Skyfreighter 1994 Trust is unsecured and bears interest between 1.56% to 3.19% (2004: 1.47% to 1.74%) per annum. The loan is repayable on 28 March 2007.

24. TRADE DEBTORS (In $ Thousands)

Trade debtors are stated after deducting provision for doubtful debts. Analysis of the provision for doubtful debts is as follows:

	Group 31 March		Company 31 March	
	2005	**2004**	**2005**	**2004**
Balance at 1 April	**2,888**	3,908	**30**	30
Charge/(write-back) to profit and loss account	**32**	(1,020)	**-**	-
Balance at 31 March	**2,920**	2,888	**30**	30
Bad debts written-off directly to profit and loss account	**71**	27	**16**	-

25. OTHER DEBTORS (In $ Thousands)

	Group 31 March		Company 31 March	
	2005	**2004**	**2005**	**2004**
Staff loans	**2,626**	3,560	**2,614**	3,535
Prepaid expenses	**2,886**	2,122	**1,150**	1,356
Sundry receivables	**11,000**	3,615	**8,961**	545
	16,512	9,297	**12,725**	5,436

Included in staff loans are loans to the Company's staff who are directors of its subsidiary companies, amounting to approximately $80,417 (2004: $43,081). These loans have been granted in accordance with schemes approved by the shareholders of the Company.

26. RELATED COMPANIES (In $ Thousands)

	Group 31 March		Company 31 March	
	2005	2004	**2005**	2004
Deposits with immediate holding company	**118,701**	119,008	**118,701**	119,008
Amounts owing by immediate holding company	**65,754**	70,339	**16,241**	1,111
Amounts owing by/(to) related companies	**20,067**	25,676	**(878)**	(1,193)
Amounts owing by subsidiary companies	**-**	-	**17,958**	24,952
Deposits placed by subsidiary companies	**-**	-	**(169,699)**	(231,363)
	204,522	215,023	**(17,677)**	(87,485)
Disclosed as:				
Current assets	**204,522**	215,023	**152,900**	145,071
Current liabilities	**-**	-	**(170,577)**	(232,556)
	204,522	215,023	**(17,677)**	(87,485)

Deposits placed with the immediate holding company are available on demand and have interest rates ranging from 0.5% to 1.9% (2004: 0.5% to 0.9%) per annum.

The amounts owing by/(to) the immediate holding and related companies are trade-related, interest-free and have no fixed terms of repayment.

The amounts owing by subsidiary companies are interest-free and have no fixed terms of repayment. The deposits placed by subsidiary companies bear interest rates ranging from 0.5% to 1.7% (2004: 0.4% to 0.9%) per annum.

27. STOCKS (In $ Thousands)

	Group 31 March		Company 31 March	
	2005	2004	**2005**	2004
Food supplies and dry stores at net realisable value	**5,537**	4,607	**-**	-
Other consumable stores at net realisable value	**2,265**	890	**-**	-
Technical spares at net realisable value	**1,813**	1,816	**-**	-
Foods supplies at cost	**902**	1,130	**-**	-
Other consumables at cost	**421**	511	**261**	343
Total general consumable stores at lower of cost and net realisable value	**10,938**	8,954	**261**	343

Stocks are stated after deducting provision for stock obsolescence. An analysis of the provision for stock obsolescence is as follows:

	Group 31 March		Company 31 March	
	2005	2004	**2005**	2004
Balance at 1 April	**750**	750	**-**	-
Provided during the year	**266**	309	**-**	-
Provision utilised during the year	**(266)**	(309)	**-**	-
Balance at 31 March	**750**	750	**-**	-

28. OTHER CREDITORS (In $ Thousands)

	Group 31 March		Company 31 March	
	2005	2004	2005	2004
Tender deposits	**1,609**	1,384	**718**	492
Accrued expenses	**3,576**	1,198	**2,442**	19
Purchase of fixed assets	**3,760**	11,566	**1,349**	7,608
	8,945	14,148	**4,509**	8,119

29. BANK OVERDRAFT - SECURED

The bank overdraft is secured by a first legal mortgage over the property at 22 Senoko Way, Singapore 758044. Interest is charged at a rate of 5.25% (2004: 3.5% to 3.75%) per annum.

30. CASH AND CASH EQUIVALENTS (In $ Thousands)

(a) Cash and cash equivalents included in the Group's consolidated cash flow statement comprise the following balance sheet amounts:

	Group 31 March	
	2005	2004
Bank fixed deposits	**139,341**	177,052
Cash and bank balances	**17,218**	9,812
Deposits with immediate holding company (Note 26)	**118,701**	119,008
Bank overdraft - secured	**(841)**	(2,297)
	274,419	303,575

(b) Analysis of capital expenditure cash flow:

	Group	
	2004-05	2003-04
Addition of fixed assets	**13,088**	33,389
Adjustment for fixed assets acquired under credit terms	**(1,126)**	(5,188)
Cash invested in fixed assets	**11,962**	28,201

31. RELATED PARTY TRANSACTIONS (In $ Thousands)

The following transactions are entered into by the Group with related parties at market rates:

	Group		Company	
	2004-05	2003-04	2004-05	2003-04
Services rendered by:				
Immediate holding company	**15,602**	15,250	**1,891**	1,663
Subsidiary companies	**-**	-	**127**	94
Related companies	**38**	346	**-**	50
	15,640	15,596	**2,018**	1,807
Sales to:				
Immediate holding company	**422,762**	361,272	**986**	608
Subsidiary companies	**-**	-	**67,824**	64,889
Related companies	**155,751**	151,899	**2,079**	2,324
Associated companies	**1,505**	1,284	**1,505**	1,284
	580,018	514,455	**72,394**	69,105

Other transactions with related parties are disclosed in Notes 3, 7 and 26.

Directors' and key executives' remuneration of the Company:

	Company	
	2004-05	2003-04
Key executives (excluding executive directors)		
Salary, bonuses and other costs	**1,819**	2,225
CPF and other defined contributions	**42**	86
	1,861	2,311
Directors		
Directors fees	**533** *	412

* Proposed

Share options granted to and exercised by key executives of the Company are as follows:

Name Of Participant	Options Granted During Financial Year Under Review	Exercise Price For Options Granted During Financial Year Under Review	Aggregate Options Granted Since Commencement Of Scheme To End Of Financial Year Under Review	Aggregate Options Exercised Since Commencement Of Scheme To End Of Financial Year Under Review	Aggregate Options Outstanding At End Of Financial Year Under Review
Ng Chin Hwee	326,000	$2.09	326,000	-	326,000
Karmjit Singh	94,000	$2.09	1,134,000	(387,750)	746,250
Leong Kok Hong	70,000	$2.09	501,500	(78,000)	423,500
Tan Chuan Lye	81,500	$2.09	513,000	(78,000)	435,000

32. CAPITAL AND OTHER COMMITMENTS (In $ Thousands)

(a) The Group and the Company has commitments for capital expenditure. Such commitments aggregated to $47.9 million (2004: $45.8 million) for the Group and $4.9 million (2004: $3.3 million) for the Company.

In aggregate, these commitments are not at prices in excess of current market price.

(b) The Group leases four pieces of leasehold land under lease agreements. The leases expire on 01 March 2020, 30 July 2021, 30 October 2022 and 30 June 2024. The leases of the leasehold properties contain provision for rental adjustments and the future minimum lease payments are as follows:

	Group 31 March		Company 31 March	
	2005	2004	**2005**	2004
2004/2005	-	2,418	-	1,888
2005/2006	**2,165**	2,730	**1,772**	2,200
2006/2007	**2,165**	2,730	**1,772**	2,200
2007/2008	**2,165**	2,730	**1,772**	2,200
2008/2009	**2,165**	2,730	**1,772**	2,200
Remaining years	**30,337**	37,235	**25,203**	31,273
	38,997	50,573	**32,291**	41,961

(c) In the year 2002, the Company and two of its wholly-owned subsidiary companies entered into a lease agreement with a United States lessor, whereby the subsidiary companies sold and leasedback certain fixed ground support equipment with net book value of $114.5 million (2004: $137.4 million). The gain arising from this sale and leaseback is deferred and amortised over the lease period of 18 years commencing on October 2002 (Note 17).

Under the terms of the agreement, the subsidiary companies have prepaid an amount which is equivalent to the present value of their future lease obligations. The Company has also guaranteed the repayment of these future lease obligations and is the primary obligor under the lease agreement.

33. CONTINGENT LIABILITIES (In $ Thousands)

Contingent liabilities not provided for in the financial statements are as follows:

	Group 31 March		Company 31 March	
	2005	2004	**2005**	2004
Estimated termination charge of an agreement with a supplier by a subsidiary company	-	1,000	-	-

34. FINANCIAL INSTRUMENTS

(a) Financial Risk Management Objectives and Policies

The Group operates principally in Singapore and generates revenue mainly in Singapore dollars. The Group also has investments in associated companies that operate in 7 countries. The Group's operations carry certain financial and commodity risks, including the effects of changes in foreign exchange rates and interest rates. The Group's overall risk management approach is to minimise the effects of such volatility on its financial performance.

Financial risk management policies are periodically reviewed and approved by the Board of Directors.

(b) Foreign Currency Risk

The Group is exposed to the effect of foreign exchange rate fluctuation because of its investments in foreign associated companies. The effects of foreign exchange rate fluctuations on the Singapore dollar value of the Group's foreign currency denominated operating revenues and expenses are not significant because the Group's foreign currency sales and purchases do not constitute a significant portion of the Group's revenue and expenses.

(c) Interest Rate Risk

The Group's earnings are also affected by changes in interest rates due to the impact that such changes have on its interest income from cash, short-term deposits, short-term non-equity instruments, loans to third parties and associated companies, and its interest expense on the notes payable, term loans and the loan from immediate holding company.

The Group's interest-bearing assets and interest-bearing liabilities are predominantly denominated in SGD and USD. Short-term non-equity instruments and bank fixed deposits earned interest rate range from 0.71% to 3.39% and 0.31% to 1.89% respectively. Information relating to other interest-bearing assets and liabilities are also disclosed in the notes on loan to third parties, associated companies, related companies, notes payable and term loans.

(d) Counter-Party Risk

The Group's maximum exposure to credit risk in the event that counter-parties fail to perform their obligations as at 31 March 2005 in relation to each class of recognised financial assets, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet.

The Group only transacts with credit-worthy counter-parties. Surplus funds are placed as interest-bearing deposits with reputable financial institutions and the immediate holding company, or invested in high quality short-term liquid investments. Counter-party risks are managed by limiting aggregate exposure on all outstanding financial instruments to any individual counter-party, taking into account its credit rating. Such counter-party exposures are regularly reviewed, and adjusted as necessary. This mitigates the risk of material loss arising in the event of non-performance by counter-parties.

Concentrations of credit risk exist when changes in economic, industry or geographical factors similarly affect the group of counter-parties whose aggregate credit exposure is significant in relation to the Group's total credit exposure. As at 31 March 2005, the Group has trade receivables of $65.8 million (2004: $70.3 million) due from its immediate holding company, and has placed deposits of $118.7 million (2004: $119.0 million) with its immediate holding company.

34. FINANCIAL INSTRUMENTS (CONT'D)

(e) Liquidity Risk

As at 31 March 2005, the Group had at its disposal, cash and cash equivalents amounting to $274.4 million (2004: $303.6 million) and short-term non-equity investments of $37.8 million (2004: $94.8 million). In addition, the Group has available short-term credit facilities of approximately $104.1 million (2004: $100.9 million) from an open-ended revolving credit facility granted by commercial banks. The Group also has an alternative facility to issue notes up to $300 million (2004: $500 million), with maturity dates between one month to ten years, under the Medium Term Note Programme.

The Group's holdings of cash, short-term deposits and investments, together with non-committed funding facilities and net cash flow from operations, are expected to be sufficient to cover the cost of all capital expenditure due in the next financial year. The shortfall, if any, could be met by bank borrowings or public market funding.

(f) Derivative Financial Instruments

The Group's policy on the use of derivatives is not to trade in them but to use these instruments as hedges against specific exposures. While the Group currently has not used any forward contracts to hedge its foreign exchange and interest rate exposures, it would consider using treasury derivative instruments, depending on their merits, as valid and appropriate risk management tools. This would however, require the Board of Directors' approval before adoption.

(g) Fair values

The aggregate net fair values of financial assets and financial liabilities of the Group, which are not carried at fair value in the balance sheet, are presented in the following table:

	Total Carrying Amount 31 March		**Aggregate Net Fair Value 31 March**	
	2005	**2004**	**2005**	**2004**
FINANCIAL LIABILITIES				
Notes payable (In $ Thousands)	**200,000**	-	**199,113**	-

The carrying value of the unquoted equity investment held as long-term investment is stated at cost of $7,886,000 (2004: $7,886,000). The fair value of this investment is expected to be above its carrying values.

The carrying amounts of trade and other debtors, cash, deposits, trade and other creditors approximate their fair values due to their short-term nature.

35. SEGMENT REPORTING (In $ Thousands)

The Group's operating businesses are organised and managed separately according to the nature of products and services provided, with each segment representing a strategic business unit that offers different products and services. The ground handling services segment provides mainly airport terminal services, such as air freight handling services, passenger services, baggage handling services and apron services. The inflight catering services segment is engaged mainly in the provision of inflight meals to the Group's airline customers. The other services segment includes provision of aviation security services, airline laundry and linen services, manufacturing and distribution of chilled and frozen processed foods, air cargo delivery management services and rental of premises.

Segment accounting policies are the same as the policies described in Note 2. The Group generally accounts for inter-segment sales and transfers as if the sales and transfers were to third parties at current market prices.

The following tables present revenue and net income information for the Group's industry segments for the years ended 31 March 2005 and 31 March 2004 and certain asset and liability information regarding the Group's industry segments as at 31 March 2005 and 31 March 2004.

35. SEGMENT REPORTING (CONT'D) (In $ Thousands)

BY INDUSTRY

	Inflight Catering	Ground Handling/ Cargo	Others	Eliminations	Total
FINANCIAL YEAR ENDED 31 MARCH 2005					
Revenue					
External revenue	422,801	438,439	114,493	-	975,733
Inter-segment revenue	2,253	-	85,165	(87,418)	-
Total revenue	425,054	438,439	199,658	(87,418)	975,733
Operating profit	93,504	68,004	38,653	-	200,161
Interest income	776	872	3,443	(1,813)	3,278
Interest on borrowings	-	-	(5,665)	1,813	(3,852)
Gross dividend from long-term investment	579	-	-	-	579
Share of results of associated companies	10,085	40,403	1	-	50,489
Gain on disposal of fixed assets	-	11	141	-	152
Amortisation of goodwill	-	-	(78)	-	(78)
Amortisation of deferred income	-	-	1,381	-	1,381
Exceptional item	(12,833)	(15,973)	(18)	-	(28,824)
Profit before taxation	92,111	93,317	37,858	-	223,286
Taxation	(17,701)	(20,430)	(11,053)	-	(49,184)
Net profit	74,410	72,887	26,805	-	174,102
AS AT 31 MARCH 2005					
Segment assets	412,232	569,389	287,024	-	1,268,645
Associated companies	65,002	266,503	179	-	331,684
Total assets	477,234	835,892	287,203	-	1,600,329
Total liabilities	37,593	47,474	283,511	-	368,578
Capital expenditure	2,630	7,561	2,897	-	13,088
Depreciation of fixed assets	25,201	34,018	3,979	-	63,198

35. SEGMENT REPORTING (CONT'D) (In $ Thousands)

BY INDUSTRY

	Inflight Catering	Ground Handling/ Cargo	Others	Eliminations	Total
FINANCIAL YEAR ENDED 31 MARCH 2004					
Revenue					
External revenue	356,505	418,284	93,879	-	868,668
Inter-segment revenue	1,765	-	78,143	(79,908)	-
Total revenue	358,270	418,284	172,022	(79,908)	868,668
Operating profit	78,127	74,212	38,480	-	190,819
Interest income	528	521	5,166	(1,144)	5,071
Interest on borrowings	-	-	(7,252)	1,144	(6,108)
Gross dividend from long-term investment	678	-	-	-	678
Share of results of associated companies	9,087	24,687	-	-	33,774
(Loss)/gain on disposal of fixed assets	3	108	(208)	-	(97)
Amortisation of goodwill	-	-	(77)	-	(77)
Amortisation of deferred income	-	-	1,576	-	1,576
Exceptional item	(1,545)	(5,065)	(1,398)	-	(8,008)
Profit before taxation	86,878	94,463	36,287	-	217,628
Taxation	(15,767)	(10,406)	(1,803)	-	(27,976)
Net profit	71,111	84,057	34,484	-	189,652
AS AT 31 MARCH 2004					
Segment assets	485,112	630,699	301,198	-	1,417,009
Associated companies	65,718	73,592	2,332	-	141,642
Total assets	550,830	704,291	303,530	-	1,558,651
Total liabilities	35,381	42,172	83,422	-	160,975
Capital expenditure	5,064	16,866	11,459	-	33,389
Depreciation of fixed assets	24,844	31,564	5,092	-	61,500

35. SEGMENT REPORTING (CONT'D) (In $ Thousands)

BY GEOGRAPHICAL LOCATION

	Singapore	Overseas	Total
FINANCIAL YEAR ENDED 31 MARCH 2005			
Revenue	975,733	-	975,733
AS AT 31 MARCH 2005			
Segment assets	1,211,393	57,252	1,268,645
Associated companies	179	331,505	331,684
Total assets	1,211,575	388,757	1,600,329
Capital expenditure	13,088	-	13,088
FINANCIAL YEAR ENDED 31 MARCH 2004			
Revenue	868,668	-	868,668
AS AT 31 MARCH 2004			
Segment assets	1,352,543	64,466	1,417,009
Associated companies	177	141,465	141,642
Total assets	1,352,720	205,931	1,558,651
Capital expenditure	33,389	-	33,389

36. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

1 INTERESTED PERSON TRANSACTIONS (In $ Thousands)

Interested person transactions under the shareholders' mandate for the year are as follows:

Name Of Interested Person	Aggregate Value Of All Interested Person Transactions Entered Into During The Financial Years Below (Excluding Transactions Of Value Less Than $100,000 And Transactions Conducted Under The Shareholders' Mandate Pursuant To Rule 920)		Aggregate Value Of All Interested Person Transactions Entered Into During The Financial Years Below Under The Shareholders' Mandate Pursuant To Rule 920 (Excluding Transactions Of Value Less Than $100,000)	
	2004-05	2003-04	2004-05	2003-04
Singapore Airlines Limited	-	-	98,100	9,732
Singapore Airlines Cargo Pte Ltd	-	-	40,000	144
SembCorp Environmental Management Pte Ltd	-	-	5,009	-
SES Systems Pte Ltd	-	-	891 #	-
Republic Advertising Consultants (a division of SNP Corporation Limited)	-	-	675	-
Changi International Airport Services Pte Ltd	76,500	-	-	-
Premas International Ltd	-	-	-	2,180
Invo-Tech Engineering Pte Ltd	-	-	-	4,384
Keppel Electric Pte Ltd	-	-	-	1,680
NCS Communications Engineering Pte Ltd	-	-	-	2,728
SembCorp Power Pte Ltd	-	-	-	1,463
SIA Engineering Company Limited	-	-	-	308
CET Technologies Pte Ltd	-	-	-	974
SIA Properties Pte Ltd	-	-	-	276
SilkAir Pte Ltd	-	-	-	241
Eagle Services Asia Pte Ltd	-	-	-	154
Singapore Food Industries Ltd	-	-	-	117
SembCorp Logistics Ltd	-	260 *	-	-
Total	76,500	260	144,675	24,381

* This was previously reflected as $255,000 in our Annual Report 2003-04 and our quarterly financial statements for 2nd quarter 2003-04. It has since come to our attention that the amount should be correctly reflected as $260,000.

\# Includes amounts invoiced and paid in FY2003-04

Note: All the above interested person transactions were done on normal commercial terms.

2 MATERIAL CONTRACTS

There are no material contracts between SATS and its subsidiaries involving the interests of President & Chief Executive Officer SATS, each SATS Director or controlling shareholder (as defined in the SGX-ST Listing Manual), either still subsisting at the end of the financial year 2004-05, or if not then subsisting, entered into since the end of the previous financial year 2003-04, other than:

a. the 2 corporate services agreements both dated 24 March 2000 between SATS and Singapore Airlines Limited ("SIA");

b. the 2 corporate services agreements both dated 17 February 2000 between SATS and SIA Engineering Company Limited ("SIAEC");

c. the apportionment of services agreement dated 24 March 2000 between SATS, SIA and SIAEC;

d. the ground handling and catering agreements between SATS and SIA and SATS and SilkAir Pte Ltd (a subsidiary of SIA) respectively;

e. the ground handling agreement between SATS and Singapore Airlines Cargo Pte Ltd (a subsidiary of SIA);

f. the agreement for the laundering of airline linen dated 1 October 1999 between Aero Laundry and Linen Services Pte Ltd ("ALLS") (a subsidiary of SATS) and SIA; and

g. where applicable, as disclosed/referred to in page 89 (Loan from Immediate Holding Company), page 96 (Loan to Third Party), page 97 (Related Companies), page 99 (Related Party Transactions) and page 106 (Interested Person Transactions), or disclosed in the equivalent sections in previous SATS Annual Reports.

QUARTERLY RESULTS OF THE GROUP

(IN SINGAPORE DOLLARS)

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
TOTAL REVENUE						
2004-05	($ millions)	**237.9**	**246.1**	**254.2**	**237.5**	**975.7**
2003-04	($ millions)	172.7	215.3	240.9	239.8	868.7
EXPENDITURE						
2004-05	($ millions)	**187.6**	**190.1**	**203.2**	**194.6**	**775.5**
2003-04	($ millions)	149.7	157.5	173.0	197.7	677.9
OPERATING PROFIT						
2004-05	($ millions)	**50.3**	**56.0**	**51.0**	**42.9**	**200.2**
2003-04	($ millions)	23.0	57.8	67.9	42.1	190.8
PROFIT BEFORE TAX						
2004-05	($ millions)	**62.6**	**40.6**	**67.0**	**53.1**	**223.3**
2003-04	($ millions)	22.1	66.4	79.2	49.9	217.6
PROFIT ATTRIBUTABLE TO SHAREHOLDERS						
2004-05	($ millions)	**49.3**	**31.4**	**50.7**	**42.4**	**173.8**
2003-04	($ millions)	27.9	50.9	61.6	49.4	189.8
EARNINGS (AFTER TAX) PER SHARE - BASIC						
2004-05	(cents)	**4.9**	**3.1**	**4.9**	**4.1**	**17.0**
2003-04	(cents)	2.8	5.1	6.2	4.8	18.9

QUARTERLY OPERATIONAL SUMMARY OF THE GROUP

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
FLIGHTS HANDLED						
2004-05	(thousands)	**18.13**	**18.72**	**19.48**	**19.76**	**76.09**
2003-04	(thousands)	13.12	15.17	17.33	17.51	63.13
CARGO & MAIL PROCESSED						
2004-05	(thousand tonnes)	**350.68**	**363.22**	**372.83**	**337.96**	**1,424.69**
2003-04	(thousand tonnes)	329.73	346.87	367.94	337.09	1,381.63
PASSENGERS SERVED						
2004-05	(millions)	**6.01**	**6.34**	**6.78**	**6.14**	**25.27**
2003-04	(millions)	3.23	5.66	6.33	6.02	21.24
MEALS PRODUCED						
2004-05	(millions)	**5.50**	**5.98**	**6.27**	**5.78**	**23.53**
2003-04	(millions)	3.30	5.21	5.67	5.55	19.73

FIVE-YEAR FINANCIAL SUMMARY OF THE GROUP

(IN SINGAPORE DOLLARS)

	2004-05	2003-04	2002-03	2001-02	2000-01
PROFIT AND LOSS ACCOUNT ($ MILLIONS)					
Total revenue	**975.7**	868.7	958.1	895.3	887.2
Expenditure	**(775.5)**	(677.9)	(729.9)	(628.6)	(692.6)
Operating profit	**200.2**	190.8	228.2	266.7	194.6
Other income	**51.9**	34.8	29.9	20.8	16.3
Profit before tax and exceptional items	**252.1**	225.6	258.1	287.5	210.9
Exceptional items	**(28.8)**	(8.0)	-	-	-
Profit before tax	**223.3**	217.6	258.1	287.5	210.9
Profit after tax	**174.1**	189.6	214.8	212.8	170.6
Profit attributable to shareholders	**173.8**	189.8	214.7	212.9	170.6
BALANCE SHEET ($ MILLIONS)					
Paid up capital	**102.8**	100.6	100.0	100.0	100.0
Distributable reserves	**918.4**	1,116.3	985.2	829.5	660.7
Non-distributable reserves					
Share premium	**44.3**	8.7	-	-	-
Statutory reserve	**2.7**	2.5	1.6	0.8	0.6
Shareholders' funds	**1,068.2**	1,228.1	1,086.8	930.3	761.3
Deferred taxation	**76.4**	81.3	103.8	113.3	102.4
Deferred income	**28.1**	29.8	31.9	-	-
Minority interests	**2.8**	2.5	2.8	0.5	-
Fixed assets	**735.2**	789.1	817.6	857.4	833.6
Loan to third parties	**43.0**	43.6	46.0	48.0	47.4
Associated companies	**331.7**	141.0	137.9	130.4	77.3
Long-term investments	**7.9**	7.9	7.9	7.9	10.6
Goodwill	**1.4**	1.4	1.6	-	-
Current assets	**481.1**	575.6	661.1	444.2	360.3
Total assets	**1,600.3**	1,558.6	1,672.1	1,487.9	1,329.2
Long-term liabilities	**247.3**	46.6	46.8	249.5	249.6
Current liabilities	**177.5**	170.3	400.0	194.3	215.9
Total liabilities	**424.8**	216.9	446.8	443.8	465.5
Net liquid assets	**311.3**	397.9	268.1	253.5	172.2
CASH FLOW STATEMENT ($ MILLIONS)					
Cash flow from operations	**249.3**	217.7	290.2	221.9	237.0
Internally-generated cash flow [Note 1]	**272.7**	240.5	306.5	239.6	246.6
Capital expenditure	**13.1**	33.4	21.2	80.7	126.1

FIVE-YEAR FINANCIAL SUMMARY OF THE GROUP

(IN SINGAPORE DOLLARS)

	2004-05	2003-04	2002-03	2001-02	2000-01
PROFITABILITY RATIOS (%)					
Return on shareholders' funds	**15.1**	16.4	21.3	25.2	25.0
Return on total assets	**11.0**	11.7	13.6	15.1	14.1
Return on turnover	**17.8**	21.8	22.4	23.8	19.2
PRODUCTIVITY AND EMPLOYEE DATA					
Value added ($ millions)	**671.7**	627.1	704.5	654.5	641.5
Value added per employee ($)	**78,824**	66,897	75,533	70,926	70,141
Revenue per employee ($)	**114,509**	92,668	102,728	97,028	96,989
Staff cost per employee ($)	**44,751**	36,391	40,758	32,971	42,193
Average employee strength	**8,521**	9,374	9,327	9,227	9,147
PER SHARE DATA (CENTS)					
Earnings before tax	**21.9**	21.6	25.8	28.8	21.1
Earnings after tax					
- Basic	**17.0**	18.9	21.5	21.3	17.1
- Diluted	**16.9**	18.9	21.4	21.3	17.1
Cash earnings [Note 2]	**23.9**	25.1	27.6	27.0	21.1
Net tangible assets	**90.0**	121.1	107.8	92.2	76.1
Net asset value	**103.9**	122.1	108.7	93.0	76.1
DIVIDENDS					
Gross dividends (cents per share) [Note 3]	**9.0**	45.0*	7.0	6.0	6.0
Dividend cover (times)	**2.4**	0.5	3.9	4.6	3.9

Notes:

1 Internally-generated cash flow comprises cash generated from operations, dividends from associated companies, and proceeds from sale of fixed assets.

2 Cash earnings is defined as profit after tax and minority interests plus depreciation and amortisation.

3 * Include special dividend of 37 cents per share.

FIVE-YEAR OPERATIONAL SUMMARY OF THE GROUP

	2004-05	2003-04	2002-03	2001-02	2000-01
Flights Handled ('000)	76.09	63.13	75.11	75.95	75.56
Cargo & Mail Processed ('000 tonnes)	1,424.69	1,381.63	1,436.51	1,320.05	1,434.01
Passengers Served ('M)	25.27	21.24	24.28	23.68	24.00
Meals Produced ('M)	23.53	19.73	22.19	21.77	22.86

INFORMATION ON SHAREHOLDINGS

AS AT 16 MAY 2005

Authorised share capital	:	2,000,000,000 ordinary shares of S$0.10 each
Issued and fully paid	:	1,028,054,425 ordinary shares of S$0.10 each
Voting Rights	:	One Vote Per Share

ANALYSIS OF SHAREHOLDINGS

Range Of Shareholdings	**No. Of Shareholders**	**%**	**Amount Of Shareholdings**	**%**
1 - 999	165	0.74	70,918	0.01
1,000 - 10,000	21,623	96.57	40,319,527	3.92
10,001 - 1,000,000	596	2.66	23,180,466	2.25
1,000,001 and above	8	0.03	964,483,514	93.82
Total	22,392	100.00	1,028,054,425	100.00

MAJOR SHAREHOLDERS

No.	**Name**	**No. Of Shares Held**	**%**
1	SINGAPORE AIRLINES LIMITED	870,000,000	84.63
2	UNITED OVERSEAS BANK NOMINEES PTE LTD	24,759,600	2.41
3	CITIBANK NOMINEES SINGAPORE PTE LTD	24,112,153	2.34
4	DBS NOMINEES PTE LTD	19,746,261	1.92
5	RAFFLES NOMINEES PTE LTD	16,341,300	1.59
6	HSBC (SINGAPORE) NOMINEES PTE LTD	6,143,700	0.60
7	MERRILL LYNCH (S'PORE) PTE LTD	2,027,000	0.20
8	OCBC NOMINEES SINGAPORE PTE LTD	1,353,500	0.13
9	CAPITAL INTELLIGENCE LIMITED	830,000	0.08
10	REALTY & INVESTMENT HOLDINGS PTE LTD	600,000	0.06
11	UOB KAY HIAN PTE LTD	565,000	0.05
12	OCBC SECURITIES PRIVATE LTD	522,500	0.05
13	BNP PARIBAS NOMINEES SINGAPORE PTE LTD	419,000	0.04
14	PHILLIP SECURITIES PTE LTD	371,600	0.04
15	BNP PARIBAS PEREGRINE SEC PTE LTD	347,000	0.03
16	ROYAL BANK OF CANADA (ASIA) LTD	332,000	0.03
17	LIM THIAM YEW	329,000	0.03
18	DBS VICKERS SECURITIES (S) PTE LTD	300,000	0.03
19	YAP SIEAN SIN	300,000	0.03
20	W. GAN SDN. BHD.	286,000	0.03
		969,685,614	94.32

INFORMATION ON SHAREHOLDINGS

AS AT 16 MAY 2005

SUBSTANTIAL SHAREHOLDERS

As at 16 May 2005, the substantial shareholders of the Company and their direct and deemed interests, as shown in the Company's Register of Substantial Shareholders, were as follows:

Name Of Substantial Shareholder	No. Of Shares In Which The Substantial Shareholder Has A Direct Interest (Representing Percentage Of Total Shareholding**)	No. Of Shares In Which The Substantial Shareholder Has A Deemed Interest (Representing Percentage Of Total Shareholding**)	Total No. Of Shares In Which The Substantial Shareholder Is Interested (Representing Percentage Of Total Shareholding**)
Temasek Holdings (Private) Limited	-	*870,010,000 (approximately **84.63%)	870,010,000 (approximately **84.63%)
Singapore Airlines Limited	870,000,000 (approximately **84.63%)	-	870,000,000 (approximately **84.63%)

* Derived mainly through the direct interest of Singapore Airlines Limited

** The shareholding percentages have been calculated based on a total issued share capital of 1,028,054,425 shares as at 16 May 2005.

SHAREHOLDING HELD BY THE PUBLIC

As at 16 May 2005, the percentage of shareholding of the Company held in the hands of the public (as defined in the SGX-ST Listing Manual) was approximately 15.33%, and accordingly the Company confirms that Rule 723 of the SGX-ST Listing Manual has been complied with.

SATS SHARE PRICE AND TURNOVER



Volume (Million Stock Units)
ST Index
Price (S$)
25
20
15
10
5
0
2,500
2,000
1,500
1,000
500
0
2.50
2.00
1.50
1.00
0.50
0.00
High
Low
Apr 2004
May 2004
Jun 2004
Jul 2004
Aug 2004
Sep 2004
Oct 2004
Nov 2004
Dec 2004
Jan 2005
Feb 2005
Mar 2005
Volume
Closing Price
ST Index

SHARE PRICE ($)	FY2004-05	FY2003-04
Highest Closing Price	2.42 (25 Jun 2004)	2.31 (4 Nov 2003)
Lowest Closing Price	1.86 (13 Dec 2004)	1.44 (24 Apr 2003)
31 March Closing Price	2.10	1.94

MARKET VALUE RATIOS		
Price/Earnings	12.35	10.26
Price/Book Value@	2.02	1.59
Price/Cash Earnings#	8.75	7.76

@ Book value is defined as net asset value.

Cash earnings is defined as profit after tax and minority interests plus depreciation and amortisation

This page is intentionally left blank.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 32nd Annual General Meeting of the Company will be held at the Mandarin Ballroom, Level 6, South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on Tuesday 19 July 2005 at 10.00 am to transact the following business:

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2005 and the Auditors' Report thereon.

2. To declare a final dividend of 60% or 6 cents per share less income tax of 20% for the year ended 31 March 2005.

3. To re-elect Dr Ow Chin Hock, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

4. To re-elect Mr Ng Kee Choe, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

5. To appoint Mr Khaw Kheng Joo as Director pursuant to Article 89 of the Company's Articles of Association.

6. To re-appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

7. To approve payment of Directors' Fees of $532,879.46 (FY2003/04: $411,600.00) for the year ended 31 March 2005.

SPECIAL BUSINESS
ORDINARY RESOLUTION

8. To consider and, if thought fit, to pass, with or without modifications, the following resolution as an Ordinary Resolution:

   "That the Board of Directors of the Company be and is hereby authorised to offer and grant Options (as defined in the SATS Employee Share Option Plan (the "Plan")) in accordance with the rules of the Plan and to allot and issue from time to time such number of ordinary shares of $0.10 each in the capital of the Company as may be required to be issued pursuant to the exercise of the Options under the Plan, Provided Always that the aggregate number of such ordinary shares to be issued pursuant to the Plan shall not exceed 15 per cent of the total issued ordinary share capital of the Company from time to time."

9. To transact any other business which may arise and can be transacted at an annual general meeting.

NOTICE IS HEREBY GIVEN THAT, subject to approval being obtained at the 32nd Annual General Meeting of the Company for the declaration of the final dividend to be paid on 3 August 2005, the Transfer Books and Register of Members of the Company will be closed on 26 July 2005 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, M & C Services Private Limited, at 138 Robinson Road, #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on 25 July 2005 will be registered to determine shareholders' entitlements to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 25 July 2005 will be entitled to the proposed final dividend.

By order of the Board

YIP WAI PING ANNABELLE
Company Secretary

Dated this 6th day of June 2005
Singapore

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE OF ANNUAL GENERAL MEETING

EXPLANATORY NOTES

i. Mr Barry Desker will retire from office at the Annual General Meeting pursuant to Article 83 of the Company's Articles of Association, and will not be standing for re-election. The Board thanks Mr Desker for his contributions and service to the Company during his tenure as a Director.

ii. In relation to Ordinary Resolution Nos. 3 and 4, Dr Ow Chin Hock and Mr Ng Kee Choe will also be retiring from office at the Annual General Meeting pursuant to Article 83 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Dr Ow will upon re-election continue to serve as a member of the Audit and Risk Management Committee. Mr Ng will upon re-election continue to serve as Chairman of the Audit and Risk Management Committee and as a member of the Board Executive Committee. The Nominating Committee and the Board consider Dr Ow and Mr Ng as independent Directors. Please refer to the sections on Board of Directors and Corporate Governance in the SATS Annual Report for FY2004-05 for more information relating to Dr Ow and Mr Ng.

iii. In relation to Ordinary Resolution No. 5, please refer to the section on Proposed Director in the SATS Annual Report for FY2004-05 for more information relating to Mr Khaw Kheng Joo. The Board considers Mr Khaw to be an independent Director.

iv. Ordinary Resolution No. 7 is to approve the payment of Directors' Fees of $532,879.46 (FY2003/04: $411,600.00) for the year ended 31 March 2005, for services rendered by Directors on the Board as well as various Board Committees. The formula for computation of the said Directors' Fees is set out in the Corporate Governance section in the SATS Annual Report for FY2004-05. In it, the basic retainer fee for Directors and the allowances for the Deputy Chairman and for Chairmen and members of the various Board Committees have been increased, in line with market practice and commensurate with their duties and responsibilities, and to address the need for the Company to pay competitive and equitable remuneration in order to attract and retain Directors with the necessary capabilities and desired attributes to serve on the Board and add value to the Company and its shareholders. Prior to this proposed increase, the basic retainer fee for Directors had been kept at $28,000 since FY2000-01 (and indeed had been reduced for FY2001-02 due to the general economic downturn and the events of 11 September 2001 which occurred in that year).

v. Ordinary Resolution No. 8 is to authorise the Directors to offer and grant options and to allot and issue shares upon the exercise of such options in accordance with the provisions of the SATS Employee Share Option Plan (the "Plan"), provided that the aggregate number of shares to be issued pursuant to the Plan does not exceed 15 per cent of the total issued share capital of the Company from time to time. The modified and restated Plan was approved at the Extraordinary General Meeting of the Company held on 7 July 2001, and amended by the Company to comply with the provisions of the revised Listing Manual of the SGX-ST as announced on 4 June 2003, and further amended at the Extraordinary General Meetings of the Company held on 19 July 2003 and 20 July 2004 respectively.

NOTES

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two (2) proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at Robinson Road Post Office, P O Box 2114, Singapore 904114 not less than 48 hours before the time appointed for the Meeting.

DESIGN AND PRODUCTION
BY Q-PLUS DESIGN

REGISTERED OFFICE

Singapore Airport Terminal Services Limited (SATS)
20 Airport Boulevard
SATS Inflight Catering Centre 1
Singapore 819659

COMPANY REGISTRATION NO.

197201770G

CORPORATE WEBSITE

www.sats.com.sg

INVESTOR RELATIONS CONTACT

T (65) 6541 8153
F (65) 6541 8154

CIRCULAR DATED 25 JUNE 2005

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold all your ordinary shares in the capital of Singapore Airport Terminal Services Limited (the "Company"), you should hand this Circular, the Notice of Extraordinary General Meeting and the Proxy Form to the purchaser or to the stockbroker or to the bank or to the agent through whom you effected the sale for onward transmission to the purchaser.


SATS

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

CIRCULAR TO SHAREHOLDERS IN RELATION TO

(1) the proposed alterations to the Articles of Association of the Company;

(2) the proposed Share Issue Mandate;

(3) the proposed modification to, and renewal of, the Mandate for Interested Person Transactions;

(4) the proposed SATS Restricted Share Plan; and

(5) the proposed SATS Performance Share Plan.

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	17 July 2005 at 10.20 a.m.
Date and time of Extraordinary General Meeting	:	19 July 2005 at 10.20 a.m. (or as soon thereafter following the conclusion or adjournment of the 32nd Annual General Meeting of the Company to be held at 10.00 a.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	Mandarin Ballroom Level 6, South Tower Meritus Mandarin Singapore 333 Orchard Road Singapore 238867

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

KEY QUESTIONS AND ANSWERS ("Q&A") ON THE NEW SHARE PLANS

*Unless otherwise defined, terms used in this Q&A shall have the same meanings as defined in the Circular to Shareholders dated 25 June 2005 (the "**Circular**"). This Q&A should be read and construed in the context of, and in conjunction with, the Circular. It contains a short list of key questions that Shareholders may have in relation to the New Share Plans, and answers to them are extracted from the information contained in the Circular. The Circular contains more comprehensive information on the New Share Plans, and Shareholders are asked to read through the Circular (in its entirety), and to base their decisions in relation to Ordinary Resolutions 4 and 5 to be proposed at the EGM on the information contained not just in this Q&A.*

Q1: Why is the Company introducing the New Share Plans?

Ans: The New Share Plans will give the Company greater flexibility in determining the best way to remunerate its key senior management and senior executives, and use methods fairly common among major local and multinational companies. With this flexibility, the Company's competitiveness in attracting and retaining talented key senior management and senior executives will be further strengthened. The New Share Plans aim to foster a greater ownership culture within the Group which more directly aligns the interests of key senior management and senior executives with the interests of Shareholders.

Q2: Will the Company discontinue the current SATS ESOP?

Ans: No. The SATS ESOP will continue. With the New Share Plans and the SATS ESOP, the Company will have a more comprehensive set of remuneration tools to better reward and retain talent. In deciding on an Award to be granted to a Participant, the Company will also consider and take into account as appropriate the compensation and/or benefits to be given to the Participant under any concurrent share plan (such as the SATS ESOP) implemented by the Company.

Q3: How are the New Share Plans different from the SATS ESOP?

Ans: Under the New Share Plans, a Participant may receive fully paid Shares (free of charge) or cash or a combination of both, provided he or she meets the performance targets set in the Award. Unlike Awards under the New Share Plans, an Option granted under the SATS ESOP would give an employee the right to purchase New Shares in the future at pre-determined prices.

Q4: The New Share Plans consist of the SATS Performance Share Plan ("SATS PSP") and the SATS Restricted Share Plan ("SATS RSP"). What are the key differences between the SATS PSP and the SATS RSP?

Ans: The SATS PSP is meant for a select group of key senior management who shoulder the responsibility for the Company's performance and who are able to drive the growth of the Company through innovation, creativity and superior performance. Performance targets under the SATS PSP are stretched targets, aimed at sustaining long-term growth for the Company. On the other hand, the SATS RSP is intended to apply to a broader base of senior executives. Performance targets under the SATS RSP are shorter-term targets. In addition to performance targets, vesting periods will normally (but not always) be imposed on Awards granted under the SATS RSP.

Q5: Who are eligible to participate in the New Share Plans?

Ans: Key senior management and senior executives of the Group as may be designated by the Committee.

Q6: What sort of performance criteria/targets will the Company use to determine eligibility for Awards under the New Share Plans?

Ans: The Remuneration and Human Resource Committee (**"RHRC"**) of the Company will be the Committee responsible for administering the New Share Plans. Examples of performance targets the RHRC may set include targets based on total shareholders' return, economic value added, market share, market ranking or return on sales.

Q7: Are Directors of the Board eligible to participate in the New Share Plans?

Ans: No, unless they are also key senior management or senior executives of the Group. Non-executive Directors of the Board will **not** be eligible to participate in the New Share Plans. The Company's Board presently comprises all non-executive Directors who are therefore all not eligible to participate in the New Share Plans.

Q8: Will the Company need to issue New Shares under the New Share Plans?

Ans: The Company has the flexibility to issue New Shares under the New Share Plans, or it may choose to deliver existing Shares to a Participant.

Q9: How will the introduction of the New Share Plans benefit Shareholders?

Ans: The New Share Plans will provide incentives to high performing key senior management and senior executives to excel in their work. The objective is to enhance shareholder value by aligning the interests of key senior management and senior executives with the interests of Shareholders, and to improve performance and achieve sustainable growth for the Company in the changing business environment.

Q10: Will the New Share Plans have a dilutive impact on Shareholders' equity in the Company?

Ans: The total number of New Shares which can be issued under all three share plans (that is, the SATS ESOP and the New Share Plans) will not exceed 15% of the Company's issued ordinary share capital. Accordingly, there will be no further dilutive impact on Shareholders' shareholding percentages as a result of the introduction of the New Share Plans. Shareholders had previously approved the 15% limit for the SATS ESOP.

Q11: Are the New Share Plans unique to the Company?

Ans: No. Other major companies in Singapore such as DBS Group Holdings Ltd, Singapore Technologies Engineering Ltd, Capitaland Limited, Singapore Food Industries Limited and SembCorp Industries Ltd have adopted similar share plans.

CONTENTS

In this Circular, the following definitions apply throughout unless otherwise stated:

"Articles"	:	The Articles of Association of the Company.
"Auditors"	:	The auditors of the Company for the time being.
"Award"	:	A contingent award of Shares granted under the SATS RSP and/or the SATS PSP.
"CDP"	:	The Central Depository (Pte) Limited.
"Committee"	:	A committee comprising Directors duly authorised and appointed by the Board of Directors to administer the New Share Plans.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Directors"	:	The Directors of the Company for the time being.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on pages 35 to 37 of this Circular.
"EPS"	:	Earnings per Share.
"Group"	:	The Company and its subsidiaries.
"Group Employee"	:	Any employee of the Group (including any Group Executive Director) selected by the Committee to participate in the SATS RSP and/or the SATS PSP, in accordance with the provisions thereof.
"Group Executive Director"	:	A director of the Company and/or any of its subsidiaries, as the case may be, who performs an executive function.
"Instruments"	:	Offers, agreements or options that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares.
"Latest Practicable Date"	:	31 May 2005, being the latest practicable date prior to the printing of this Circular.
"Listing Manual"	:	The Listing Manual of the SGX-ST.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"New Share Plans"	:	The SATS RSP and the SATS PSP.
"New Shares"	:	The new Shares which may be allotted and issued from time to time pursuant to the exercise of Options granted under the SATS ESOP and/or pursuant to the vesting of Awards granted under the SATS RSP and/or the SATS PSP.
"NTA"	:	Consolidated net tangible assets of the Company.
"NTA per Share"	:	Consolidated net tangible assets of the Company divided by the number of issued Shares.
"Options"	:	The right to subscribe for Shares granted or to be granted pursuant to the SATS ESOP.

"Participant"	:	A Group Employee who has been granted an Award.
"SATS" or the **"Company"**	:	Singapore Airport Terminal Services Limited.
"SATS ESOP"	:	The SATS Employee Share Option Plan, as modified or altered from time to time.
"SATS PSP"	:	The proposed SATS Performance Share Plan, as modified or altered from time to time.
"SATS RSP"	:	The proposed SATS Restricted Share Plan, as modified or altered from time to time.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Shareholders"	:	Registered holders of the Shares, except that where the registered holder is CDP, the term "Shareholders" shall, where the context admits, mean the Depositors whose Securities Accounts are credited with the Shares.
"Shares"	:	Ordinary shares currently with a par value of S$0.10 each in the capital of the Company.
"SIA"	:	Singapore Airlines Limited.
"SIA Group"	:	SIA and its subsidiaries.
"Temasek"	:	Temasek Holdings (Private) Limited.
"S$"**, **"$" and **"cents"**	:	Singapore dollars and cents, respectively.
"%" or **"per cent."**	:	Per centum or percentage.

The terms **"Depositor"**, **"Depository Agent"** and **"Depository Register"** shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof and/or the respective percentages are due to rounding.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

Directors:

Cheng Wai Wing Edmund *(Chairman)*
Chew Choon Seng *(Deputy Chairman)*
Barry Henry Patrick Desker
Richard Charles Helfer
Hong Hai
Ng Kee Choe
Ow Chin Hock
Tan Jiak Ngee Michael

Registered Office:

SATS Inflight Catering Centre 1
20 Airport Boulevard
Singapore 819659

25 June 2005

To: The Shareholders of
Singapore Airport Terminal Services Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors are convening the EGM to be held on 19 July 2005 to seek Shareholders' approval for the following proposals:

(a) the proposed alterations to the Articles;

(b) the proposed Share Issue Mandate (as defined in paragraph 3.1 below);

(c) the proposed modification to, and renewal of, the IPT Mandate (as defined in paragraph 4.1 below);

(d) the proposed adoption of the SATS Restricted Share Plan; and

(e) the proposed adoption of the SATS Performance Share Plan.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

1.3 **Listing of the New Shares.** The SGX-ST has granted in-principle approval for the listing and quotation of the New Shares to be issued pursuant to the New Share Plans. Admission of the New Shares to, and quotation of the New Shares on, the Main Board of the SGX-ST are in no way reflective of the merits of the Company, the Group or the New Share Plans.

1.4 **SGX-ST.** The SGX-ST assumes no responsibility for the accuracy of any of the statements made or opinions expressed in this Circular.

2. THE PROPOSED ALTERATIONS TO THE ARTICLES

2.1 **Articles proposed for Alterations.** The following Articles are proposed for alterations:

2.1.1 ***Article 52(2)***

Article 52(1) currently provides that, subject to any direction to the contrary that may be given by the Company in a general meeting or except as permitted by the listing rules of the SGX-ST, all new shares shall, before issue, be offered to members on a *pro rata* basis. Article 52(2) permits the Company to obtain from its Shareholders a mandate to issue shares, make or grant offers, agreements or options that might or would require shares to be issued, and issue shares pursuant to any such instrument made or granted while such mandate is in force provided that (a) if the new shares are to be issued to members on a *pro rata* basis, the aggregate number of new shares to be issued shall not be more than 50 per cent. of the issued share capital of the Company for the time being (the "**50% Limit**"), and (b) if the new shares are to be issued other than on a *pro rata* basis to members, the aggregate number of new shares to be issued shall not be more than 20 per cent. of the issued share capital of the Company for the time being (the "**20% Sub-Limit**").

The proposed alterations to Article 52(2) will make it clear that the general authority to make or grant Instruments can include the authority to make adjustments. However, any shares to be issued pursuant to adjustments have to be included under the 50% Limit and the 20% Sub-Limit.

In addition, under Article 52(2) as proposed to be altered, the 50% Limit and the 20% Sub-Limit will, subject to such manner of calculation as may be prescribed by the SGX-ST, be based on the issued share capital of the Company at the time that the ordinary resolution is passed, after adjusting for:

(a) new shares arising upon the conversion or exercise of any convertible securities or Options or vesting of share awards which are outstanding or subsisting at the time that the ordinary resolution is passed; and

(b) any subsequent consolidation or subdivision of shares.

For any avoidance of doubt, any consolidation or subdivision of shares will require the prior approval of Shareholders.

The proposed alteration to Article 52(2) will facilitate the grant of the Share Issue Mandate as described in paragraph 3 below.

2.1.2 ***New Article 135A***

Existing Articles 134 and 135 currently permit the Company to capitalise its reserves for the purpose of a bonus issue of Shares to its Shareholders.

A new Article 135A is proposed to be inserted to facilitate the issue of New Shares, by way of the capitalisation of reserves, to Participants pursuant to the SATS RSP and/or the SATS PSP. Details of the New Share Plans are set out in paragraph 5 below.

2.2 **Appendix 1.** The text of the Articles which are proposed to be altered is set out in Appendix 1 to this Circular. The proposed alterations to the Articles are subject to Shareholders' approval at the EGM.

3. THE PROPOSED SHARE ISSUE MANDATE

3.1 **Proposed Share Issue Mandate.** Subject to Article 52(2) being amended as proposed in paragraph 2.1.1 above, the Company is seeking approval of Shareholders at the EGM for a mandate (the "**Share Issue Mandate**") to be given to the Directors to:

(a) issue shares whether by way of rights, bonus or otherwise; and/or

(b) make or grant Instruments,

and (notwithstanding that the authority so conferred may have ceased to be in force) issue shares pursuant to any Instrument made or granted by the Directors while the authority was in force.

3.2 **Limit on Shares.** Pursuant to Article 52, the Company is able to seek a mandate to permit its Directors to issue shares up to the 50% Limit if made on a *pro rata* basis to members, and up to the 20% Sub-Limit if made other than on a *pro rata* basis to members.

Notwithstanding the above, the Company is only proposing to seek approval at the EGM for the Share Issue Mandate to be given to the Directors to issue shares (including shares to be issued under the Instruments) which:

(a) if made to Shareholders on a *pro rata* basis, is subject to the maximum limit of 50% of the issued share capital of the Company; and

(b) if made other than on a *pro rata* basis to Shareholders, is subject to a maximum limit of 10% of the issued share capital of the Company,

in each case, calculated as stated in paragraph 2.1.1 above.

The Company believes that the lower limit sought for the issue of shares made other than on a *pro rata* basis to Shareholders is adequate for the time being. The Company will review this limit annually.

In exercising the authority conferred under the Share Issue Mandate, the Company will comply with the provisions of the Listing Manual, unless such compliance has been waived by the SGX-ST.

3.3 **Duration of Share Issue Mandate.** The Share Issue Mandate will take effect from the passing of the resolution approving the Share Issue Mandate at the EGM and will continue in force until the next Annual General Meeting of the Company unless prior thereto, issues of shares are made to the full extent permitted by the Share Issue Mandate or the Share Issue Mandate is revoked or varied by the Company in general meeting.

4. THE PROPOSED MODIFICATION TO, AND RENEWAL OF, THE MANDATE FOR INTERESTED PERSON TRANSACTIONS

4.1 **Background.** At an extraordinary general meeting of the Company held on 20 July 2004 (the "**2004 EGM**"), Shareholders approved, *inter alia*, the amendment to, and renewal of, a mandate (the "**IPT Mandate**") to enable the Company, its subsidiaries and associated companies which are considered to be "entities at risk" (as that term is used in Chapter 9 of the Listing Manual) (the "**EAR Group**") to enter into certain interested person transactions with the classes of interested persons (the "**Interested Persons**") as set out in the IPT Mandate. Particulars of the IPT Mandate were set out in the Company's Circular to Shareholders dated 3 July 2004 (the "**2004 Circular**") and Ordinary Resolution 4 set out in the Notice of the 2004 EGM.

The IPT Mandate was expressed to take effect until the conclusion of the next Annual General Meeting ("**AGM**") of the Company being the 32nd AGM which is scheduled to be held on 19 July 2005, immediately preceding the EGM.

4.2 **The Proposed Modification to the IPT Mandate.** Paragraph 2.5.1(a)(ii) of the IPT Mandate sets out the review procedures in relation to the obtaining of services or the purchasing of products from Interested Persons. Tender exercises are generally conducted for most of the EAR Group's purchases. The review procedures as set out in paragraph 2.5.1(a)(ii)(aa) currently provides, in the case of the SATS Group (as defined in the IPT Mandate), for:

(a) where there are more than 6 known vendors for the contract or item, an open tender for bids to be called; and

(b) where there are 6 or fewer known vendors, a closed tender for bids to be called inviting all known vendors to bid.

It is proposed that paragraph 2.5.1(a)(ii)(aa) be modified to give the tenders committee the discretion to waive the requirement for an open tender (where there are more than 6 known vendors for the contract or item) in exceptional circumstances, in which event a closed tender will be called. This will enable the tenders committee to waive the open tender requirement in situations such as where the subject matter of the tender may be sensitive or confidential and an open tender may compromise the confidentiality of information regarding such subject matter.

As a tender would in any event be called under paragraph 2.5.1(a)(ii)(aa), as modified, the Company is of the view that the proposed modification is not material in the context of the IPT Mandate.

Other modifications to the IPT Mandate include updating the name of the Audit and Risk Management Committee (previously called the Audit Committee) of the Company, and aligning the Audit and Risk Management Committee's statements with those stated in paragraph 4.5 below.

4.3 **The Proposed Renewal of the IPT Mandate.** The Directors propose that the IPT Mandate, as proposed to be modified, be renewed at the EGM to take effect until the 33rd AGM of the Company. The particulars of the interested person transactions in respect of which the IPT Mandate is sought to be renewed remain unchanged.

4.4 **Appendix 2.** Details of the IPT Mandate, as modified, including the rationale for, and the benefits to, the Company, the review procedures for determining transaction prices with Interested Persons and other general information relating to Chapter 9 of the Listing Manual, are set out in Appendix 2 to this Circular. The proposed modifications are underlined for Shareholders' ease of reference.

4.5 **Audit and Risk Management Committee Statement.** The Audit and Risk Management Committee of the Company, comprising Ng Kee Choe, Hong Hai, Ow Chin Hock and Tan Jiak Ngee Michael, confirms that:

(a) the methods or procedures for determining the transaction prices under the IPT Mandate, as modified, have not changed since the 2004 EGM; and

(b) the methods or procedures referred to in sub-paragraph (a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

5. THE PROPOSED NEW SHARE PLANS

5.1 **The SATS ESOP.** The Company has an existing share option scheme, the SATS ESOP which comprises two schemes, namely, the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees. The SATS ESOP was adopted in connection with the initial public offering undertaken by the Company in 2000 and a summary of which was set out in the Prospectus issued by the Company dated 4 May 2000. The SATS ESOP was modified at an extraordinary general meeting held on 7 July 2001 and was subsequently modified by the Company (as announced on 4 June 2003) and at extraordinary general meetings held on 19 July 2003 and 20 July 2004.

The SATS ESOP provides for the issue of New Shares of up to a maximum of 15% of the Company's total issued ordinary share capital from time to time.

5.2 **The New Share Plans.** The Directors are proposing to implement two new share plans, in addition to the SATS ESOP, that will increase the Company's flexibility and effectiveness in its continuing efforts to reward, retain and motivate employees to achieve superior performance. The New Share Plans will further strengthen the Company's competitiveness in attracting and retaining talented key senior management and senior executives.

The two new share plans proposed are the SATS Restricted Share Plan or SATS RSP and the SATS Performance Share Plan or SATS PSP. The SATS RSP is intended to apply to a broader base of senior executives while the SATS PSP is intended to apply to a select group of key senior management. Generally, it is envisaged that the range of performance targets to be set under the SATS RSP and the SATS PSP will be different, with the latter emphasising stretched or strategic targets aimed at sustaining longer term growth.

The New Share Plans will provide incentives to Participants to excel in their performance and encourage greater dedication and loyalty to the Company. Through the New Share Plans, the Company will be able to motivate Participants to continue to strive for the Group's long term shareholder value.

The New Share Plans aim to benefit Shareholders, by setting pre-determined targets for senior Group Employees which are designed to create and enhance economic value for Shareholders, and incentivising and motivating such senior Group Employees to achieve those targets. The New Share Plans aim to more directly align the interests of key senior management and senior executives with the interests of Shareholders, to improve performance and achieve sustainable growth for the Company in the changing business environment, and to foster a greater ownership culture amongst key senior management and senior executives.

The New Share Plans use methods fairly common among major local and multinational companies to incentivise and motivate key senior management and senior executives. The Company believes that the New Share Plans will be effective tools in motivating key senior management and senior executives to strive to deliver long term shareholder value.

The New Share Plans contemplate the award of fully paid Shares, when and after pre-determined performance or service conditions are accomplished.

A Participant's Awards under the New Share Plans will be determined at the sole discretion of the Committee. In considering an Award to be granted to a Participant, the Committee may take into account, *inter alia*, the Participant's performance during the relevant period, and his capability, creativity, entrepreneurship, innovativeness, scope of responsibility and skills set.

In deciding on an Award to be granted to a Participant, the Committee will also consider and take into account as appropriate the compensation and/or benefits to be given to the Participant under any concurrent share plan (such as the SATS ESOP) implemented by the Company.

The New Share Plans will complement the SATS ESOP and serve as additional and flexible incentive tools. With the New Share Plans and the SATS ESOP, the Company will have a more comprehensive set of remuneration tools to better reward and retain talent.

Accordingly, the number of New Shares to be issued under the New Share Plans and the SATS ESOP will be subject to the existing maximum limit of 15% of the Company's total issued ordinary share capital.

5.2.1 ***The Proposed SATS RSP***

One of the primary objectives of the SATS RSP is to serve as an additional motivational tool to recruit and retain talented senior executives as well as to reward for Company and individual performance. In addition, the SATS RSP acts as an enhancement of the Group's overall compensation packages, strengthening the Group's ability to attract and retain high performing talent. Potential senior executive hires who decide on a career switch often have to forego substantial share options/share incentives when they join the Group. Through the SATS RSP, the Company will be able to compensate such new hires for share options or incentives that they may have had to forego when they join the Group. The SATS RSP enhances the Group's ability to retain its talented senior executives by rewarding them when they individually or the Company as a whole, through their efforts, performs well, thereby benefiting the Company and its Shareholders and other stakeholders.

Awards granted under the SATS RSP will typically vest only after the satisfactory completion of time-based service conditions, that is, after the Participant has served the Group for a specified number of years (time-based restricted Awards) or, where the Award is performance-related (performance-based restricted Awards), after a further period of service beyond the performance target completion date. No minimum vesting periods are prescribed under the SATS RSP, and the length of the vesting period(s) in respect of each Award will be determined on a case-by-case basis.

A time-based restricted Award may be granted, for example, as a supplement to the cash component of the remuneration packages of senior executives. A performance-based restricted Award may be granted, for example, with a performance target based on the successful completion of a project, or on the Company meeting certain specified corporate target(s), and thereafter with a further vesting period to encourage the Participant to continue serving the Group for a further period of time following completion of the project.

It is the intention of SATS to award performance-based restricted Awards to ensure that the earning of Shares under the SATS RSP is aligned with the pay-for-performance principle. The use of time-based restricted Awards will only be made on a case-by-case basis where business needs justify such Awards.

5.2.2 ***The Proposed SATS PSP***

One of the primary objectives of the SATS PSP is to further motivate key senior management to strive for superior performance and to deliver long term shareholder value. The SATS PSP is targeted at senior management in key positions who shoulder the responsibility for the Company's performance and who are able to drive the growth of the Company through innovation, creativity and superior performance.

Awards granted under the SATS PSP are performance-based. Performance targets set under the SATS PSP are intended to be based on medium-term corporate objectives covering market competitiveness, quality of returns, business growth and productivity growth. The performance targets are stretched targets aimed at sustaining long term growth. Examples of performance targets to be set include targets based on criteria such as total shareholders' return, economic value added, market share, market ranking or return on sales.

Awards granted under the SATS PSP differ from those granted under the SATS RSP in that an extended vesting period is normally (but not always) imposed for performance-based restricted Awards granted under the SATS RSP beyond the performance target completion date, that is, they also incorporate a time-based service condition as well, to encourage Participants to continue serving the Group beyond the achievement date of the pre-determined performance targets.

5.2.3 ***Flexibility of Grants***

Participants may be granted Awards under both the SATS RSP and the SATS PSP. For example, an individual Participant who is a key senior management staff may be granted an Award under the SATS PSP based on specified medium-term critical target objectives (for example, targets relating to market position and Company profitability and growth) over the next three years which vests at the end of the performance period. Concurrently, the individual could also be granted an Award under the SATS RSP based on different performance targets (for example, ensuring that a particular project is successfully completed on time or that the Company meets certain specified corporate target(s)) and with a longer vesting period with the aim of retaining the individual as the Company's employee. It is unlikely that performance targets for any individual Participant under the SATS PSP and the SATS RSP will be identical.

5.3. **Summary of Rules.** The following are summaries of the principal rules of the SATS RSP and the SATS PSP.

5.3.1 ***Summary of Rules of SATS RSP***

Eligibility

Group Employees who have attained the legal age of 21 years and hold such rank as may be designated by the Committee from time to time shall be eligible to participate in the SATS RSP unless they are also controlling shareholders (as defined in the Listing Manual) of the Company or associates (as defined in the Listing Manual) of such controlling shareholders.

Non-executive directors of the Group will not be eligible to participate in the SATS RSP.

Awards

Awards represent the right of a Participant to receive fully paid Shares, their equivalent cash value or combinations thereof, free of charge, provided that certain prescribed performance targets (if any) are met and upon expiry of the prescribed vesting periods.

Participants

The selection of a Participant and the number of Shares which are the subject of each Award to be granted to a Participant in accordance with the SATS RSP shall be determined at the absolute discretion of the Committee, which shall take into account criteria such as his rank, job performance, creativity, innovativeness, entrepreneurship, years of service and potential for future development, his contribution to the success and development of the Group and, if applicable, the extent of effort and resourcefulness required to achieve the performance target(s) within the performance period.

Details of Awards

The Committee shall decide, in relation to each Award to be granted to a Participant:

(a) the date on which the Award is to be granted;

(b) the number of Shares which are the subject of the Award;

(c) in the case of performance-related Awards:

(i) the prescribed performance target(s);

(ii) the performance period during which the prescribed performance target(s) are to be satisfied; and

(iii) the extent to which Shares which are the subject of that Award shall be released on the prescribed performance target(s) being satisfied (whether fully or partially) or exceeded or not being satisfied, as the case may be, at the end of the performance period;

(d) the prescribed vesting periods;

(e) the extent to which Shares, which are the subject of that Award, shall be released at the end of each prescribed vesting period; and

(f) any other condition which the Committee may determine in relation to that Award.

Timing

While the Committee has the discretion to grant Awards at any time in the year, it is currently anticipated that Awards would in general be made once a year. An Award letter confirming the Award and specifying (*inter alia*) the vesting period and, in relation to a performance-related Award, the prescribed performance target(s), the performance period during which the prescribed performance target(s) are to be attained or fulfilled and the schedule setting out the extent to which Shares will be released on satisfaction of the prescribed performance target(s), will be sent to each Participant as soon as is reasonably practicable after the making of an Award.

Events Prior to Vesting

Special provisions for the vesting and lapsing of Awards apply in certain circumstances including the following:

(a) the Participant ceasing to be in the employment of the Group for any reason whatsoever (other than as specified in paragraphs (e), (f) and (g) below);

(b) the bankruptcy of a Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of the Award;

(c) the misconduct on the part of a Participant as determined by the Committee in its discretion;

(d) an order being made or a resolution passed for the winding-up of the Company on the basis, or by reason, of its insolvency;

(e) the retirement of a Participant or the Participant ceasing to be employed by the Group by reason of (i) ill health, injury or disability (in each case, evidenced to the satisfaction of the Committee) or death, (ii) redundancy, or (iii) any other reason approved in writing by the Committee;

(f) the completion of a fixed term contract for a Participant on a fixed term contract;

(g) the Participant ceasing to be in the employment of the Group by reason of:

(i) a transfer of employment to SIA or a subsidiary of SIA;

(ii) a transfer of employment to any of SIA's associated companies or any of the Company's associated companies, where such reason for cessation of employment is approved in writing by the Committee;

(iii) a subsequent transfer (from time to time) to any of the companies in the SIA Group or any associated companies of SIA or of the Company, following a transfer of employment by a Participant to any of the companies described in sub-paragraphs (i) and (ii) above;

(iv) the subsidiary of the Company in which a Participant is employed, or the subsidiary of SIA or the associated company of SIA or of the Company (as the case may be) in which a Participant is employed following transfer(s) of employment by that Participant as described in sub-paragraphs (i), (ii) and (iii) above, being subsequently wholly or partially disposed of by the Company or SIA (as the case may be); or

(v) a subsequent transfer to any company within the SIA Group or any of SIA's associated companies (which for the avoidance of doubt shall exclude the Company or any of its subsidiaries or associated companies), upon the Company ceasing to be a subsidiary of SIA;

(h) any other event approved by the Committee; and

(i) a take-over, amalgamation or reconstruction of the Company or an order being made or a resolution passed for the winding-up of the Company (other than as provided in paragraph (d) above or for amalgamation or reconstruction).

Upon the occurrence of any of the events specified in paragraphs (a), (b), (c) and (d) above, an Award then held by a Participant shall, subject as provided in the Rules of the SATS RSP and to the extent not yet released, immediately lapse without any claim whatsoever against the Company.

Upon the occurrence of any of the events specified in paragraphs (e), (f), (g) and (h) above, the Committee may, in its absolute discretion, preserve all or any part of any Award and decide either to vest some or all of the Shares which are the subject of the Award or to preserve all or part of any Award until the end of the relevant vesting period. In exercising its discretion, the Committee will have regard to all circumstances on a case-by-case basis, including (but not limited to) the contributions made by that Participant and, in the case of performance-related Awards, the extent to which the applicable performance conditions and targets have been satisfied.

Upon the occurrence of the event specified in paragraph (i) above, the Committee will consider, at its discretion, whether or not to release any Award, and will take into account all circumstances on a case-by-case basis, including (but not limited to) the contributions made by that Participant. If the Committee decides to release any Award, then in determining the number of Shares to be vested in respect of such Award, the Committee will have regard to the proportion of the vesting period which has elapsed and the extent to which the applicable performance conditions and targets have been satisfied.

Size and Duration of the SATS RSP

The total number of New Shares which may be issued pursuant to Awards granted under the SATS RSP, when added to the number of New Shares issued and issuable in respect of (a) all Awards granted thereunder and (b) all Options or Awards granted under the SATS ESOP and the SATS PSP, shall not exceed 15% of the issued ordinary share capital of the Company on the day preceding the relevant date of award.

The number of existing Shares purchased from the market which may be delivered pursuant to Awards granted under the SATS RSP, and the amount of cash which may be paid upon the release of such Awards in lieu of Shares, will not be subject to any limit, as such methods will not involve the issuance of any New Shares.

The SATS RSP shall continue in force at the discretion of the Committee, subject to a maximum period of 10 years commencing on the date on which the SATS RSP is adopted by the Company in general meeting, provided always that the SATS RSP may continue beyond the above stipulated period with the approval of Shareholders in general meeting and of any relevant authorities which may then be required.

Notwithstanding the expiry or termination of the SATS RSP, any Awards made to Participants prior to such expiry or termination will continue to remain valid.

Operation of the SATS RSP

Subject to the prevailing legislation and the rules of the Listing Manual, the Company will have the flexibility to deliver Shares to Participants upon vesting of their Awards by way of:

(a) an issue of New Shares; and/or

(b) the purchase of existing Shares.

In determining whether to issue New Shares or to purchase existing Shares for delivery to Participants upon vesting of their Awards, the Company will take into account factors such as (but not limited to) the number of Shares to be delivered, the prevailing market price of the Shares and the cost to the Company of either issuing New Shares or purchasing existing Shares.

The financial effects of the above methods are discussed in paragraph 5.7 of this Circular. The Company has the flexibility, and if circumstances require, to approve the release of an Award, wholly or partly, in the form of cash rather than Shares.

New Shares allotted and issued, and existing Shares procured by the Company for transfer, on the release of an Award shall be eligible for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Shares, the record date for which is on or after the relevant vesting date, and shall in all other respects rank *pari passu* with other existing Shares then in issue.

The Committee shall have the discretion to determine whether the performance condition has been satisfied (whether fully or partially) or exceeded and in making any such determination, the Committee shall have the right to make reference to the audited results of the Company or the Group to take into account such factors as the Committee may determine to be relevant, such as changes in accounting methods, taxes and extraordinary events, and further, the right to amend the performance target(s) if the Committee decides that a changed performance target would be a fairer measure of performance.

5.3.2 ***Summary of Rules of SATS PSP***

Eligibility

Group Employees who have attained the legal age of 21 years and hold such rank as may be designated by the Committee from time to time shall be eligible to participate in the SATS PSP unless they are also controlling shareholders (as defined in the Listing Manual) of the Company or associates (as defined in the Listing Manual) of such controlling shareholders.

Non-executive directors of the Group will not be eligible to participate in the SATS PSP.

Awards

Awards represent the right of a Participant to receive fully paid Shares, their equivalent cash value or combinations thereof, free of charge, upon the Participant achieving prescribed performance target(s). Awards are released at the end of the performance period once the Committee is satisfied that the prescribed performance target(s) have been achieved.

Participants

The selection of a Participant and the number of Shares which are the subject of each Award to be granted to a Participant in accordance with the SATS PSP shall be determined at the absolute discretion of the Committee, which shall take into account criteria such as his rank, job performance, and potential for future development, his contribution to the success and development of the Group and the extent of effort and resourcefulness required to achieve the performance target(s) within the performance period.

Details of Awards

The Committee shall decide, in relation to each Award to be granted to a Participant:

(a) the date on which the Award is to be granted;

(b) the number of Shares which are the subject of the Award;

(c) the prescribed performance target(s);

(d) the performance period during which the prescribed performance target(s) are to be satisfied;

(e) the extent to which Shares which are the subject of that Award shall be released on the prescribed performance target(s) being satisfied (whether fully or partially) or exceeded or not being satisfied, as the case may be, at the end of the performance period; and

(f) any other condition which the Committee may determine in relation to that Award.

Timing

While the Committee has the discretion to grant Awards at any time in the year, it is currently anticipated that Awards would in general be made once a year. An Award letter confirming the Award and specifying (*inter alia*), in relation to the Award, the prescribed performance target(s), the performance period during which the prescribed performance target(s) are to be attained or fulfilled and the schedule setting out the extent to which Shares will be released on satisfaction of the prescribed performance target(s), will be sent to each Participant as soon as is reasonably practicable after the making of an Award.

Events Prior to Vesting

Special provisions for the vesting and lapsing of Awards apply in certain circumstances including the following:

(a) the Participant ceasing to be in the employment of the Group for any reason whatsoever (other than as specified in paragraphs (e), (f) and (g) below);

(b) the bankruptcy of a Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of the Award;

(c) the misconduct on the part of a Participant as determined by the Committee in its discretion;

(d) an order being made or a resolution passed for the winding-up of the Company on the basis, or by reason, of its insolvency;

(e) the retirement of a Participant or the Participant ceasing to be employed by the Group by reason of (i) ill health, injury or disability (in each case, evidenced to the satisfaction of the Committee) or death, (ii) redundancy, or (iii) any other reason approved in writing by the Committee;

(f) the completion of a fixed term contract for a Participant on a fixed term contract;

(g) the Participant ceasing to be in the employment of the Group by reason of:

(i) a transfer of employment to SIA or a subsidiary of SIA;

(ii) a transfer of employment to any of SIA's associated companies or any of the Company's associated companies, where such reason for cessation of employment is approved in writing by the Committee;

(iii) a subsequent transfer (from time to time) to any of the companies in the SIA Group or any associated companies of SIA or of the Company, following a transfer of employment by a Participant to any of the companies described in sub-paragraphs (i) and (ii) above;

(iv) the subsidiary of the Company in which a Participant is employed, or the subsidiary of SIA or the associated company of SIA or of the Company (as the case may be) in which a Participant is employed following transfer(s) of employment by that Participant as described in sub-paragraphs (i), (ii) and (iii) above, being subsequently wholly or partially disposed of by the Company or SIA (as the case may be); or

(v) a subsequent transfer to any company within the SIA Group or any of SIA's associated companies (which for the avoidance of doubt shall exclude the Company or any of its subsidiaries or associated companies), upon the Company ceasing to be a subsidiary of SIA;

(h) any other event approved by the Committee; and

(i) a take-over, amalgamation or reconstruction of the Company or an order being made or a resolution passed for the winding-up of the Company (other than as provided in paragraph (d) above or for amalgamation or reconstruction).

Upon the occurrence of any of the events specified in paragraphs (a), (b), (c) and (d) above, an Award then held by a Participant shall, subject as provided in the Rules of the SATS PSP and to the extent not yet released, immediately lapse without any claim whatsoever against the Company.

Upon the occurrence of any of the events specified in paragraphs (e), (f), (g) and (h) above, the Committee may, in its absolute discretion, preserve all or any part of any Award and decide either to vest some or all of the Shares which are the subject of the Award or to preserve all or part of any Award until the end of the relevant performance period. In exercising its discretion, the Committee will have regard to all circumstances on a case-by-case basis, including (but not limited to) the contributions made by that Participant and the extent to which the applicable performance conditions and targets have been satisfied.

Upon the occurrence of the event specified in paragraph (i) above, the Committee will consider, at its discretion, whether or not to release any Award, and will take into account all circumstances on a case-by-case basis, including (but not limited to) the contributions made by that Participant. If the Committee decides to release any Award, then in determining the number of Shares to be vested in respect of such Award, the Committee will have regard to the proportion of the performance period which has elapsed and the extent to which the applicable performance conditions and targets have been satisfied.

Size and Duration of the SATS PSP

The total number of New Shares which may be issued pursuant to Awards granted under the SATS PSP, when added to the number of New Shares issued and issuable in respect of (a) all Awards granted thereunder and (b) all Options or Awards granted under the SATS ESOP and the SATS RSP, shall not exceed 15% of the issued ordinary share capital of the Company on the day preceding the relevant date of award.

The number of existing Shares purchased from the market which may be delivered pursuant to Awards granted under the SATS PSP, and the amount of cash which may be paid upon the release of such Awards in lieu of Shares will not be subject to any limit, as such methods will not involve the issuance of any New Shares.

The SATS PSP shall continue in force at the discretion of the Committee, subject to a maximum period of 10 years commencing on the date on which the SATS PSP is adopted by the Company in general meeting, provided always that the SATS PSP may continue beyond the above stipulated period with the approval of Shareholders in general meeting and of any relevant authorities which may then be required.

Notwithstanding the expiry or termination of the SATS PSP, any Awards made to Participants prior to such expiry or termination will continue to remain valid.

Operation of the SATS PSP

Subject to the prevailing legislation and the rules of the Listing Manual, the Company will have the flexibility to deliver Shares to Participants upon vesting of their Awards by way of:

(a) an issue of New Shares; and/or

(b) the purchase of existing Shares.

In determining whether to issue New Shares or to purchase existing Shares for delivery to Participants upon vesting of their Awards, the Company will take into account factors such as (but not limited to) the number of Shares to be delivered, the prevailing market price of the Shares and the cost to the Company of either issuing New Shares or purchasing existing Shares.

The financial effects of the above methods are discussed in paragraph 5.7 of this Circular. The Company has the flexibility, and if circumstances require, to approve the release of an Award, wholly or partly, in the form of cash rather than Shares.

New Shares allotted and issued, and existing Shares procured by the Company for transfer, on the release of an Award shall be eligible for all entitlements, including dividends or other distributions declared or recommended in respect of the then existing Shares, the record date for which is on or after the relevant vesting date, and shall in all other respects rank *pari passu* with other existing Shares then in issue.

The Committee shall have the discretion to determine whether the performance condition has been satisfied (whether fully or partially) or exceeded and in making any such determination, the Committee shall have the right to make reference to the audited results of the Company or the Group to take into account such factors as the Committee may determine to be relevant, such as changes in accounting methods, taxes and extraordinary events, and further, the right to amend the performance target(s) if the Committee decides that a changed performance target would be a fairer measure of performance.

5.4 **Adjustments and Alterations under the New Share Plans.** The following describes the adjustment events under, and provisions relating to alterations of, the New Share Plans.

5.4.1 ***Adjustment Events***

If a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation or distribution, or otherwise howsoever) shall take place or if the Company shall make a declaration of a special dividend (whether interim or final and whether in cash or in specie), then:

(a) the nominal amount, class and/or number of Shares which are the subject of an Award to the extent not yet vested; and/or

(b) the nominal amount, class and/or number of Shares over which future Awards may be granted under the New Share Plans,

shall be adjusted in such manner as the Committee may determine to be appropriate.

The issue of securities as consideration for a private placement of securities or in connection with an acquisition of any assets or upon the exercise of any options or conversion of any loan stock or any other securities convertible into Shares or subscription rights of any warrants or the cancellation of issued Shares purchased or acquired by the Company by way of a market purchase of such Shares undertaken by the Company on the SGX-ST during the period when a share purchase mandate granted by Shareholders (including any renewal of such mandate) is in force shall not normally be regarded as a circumstance requiring adjustment, unless the Committee considers an adjustment to be appropriate.

Any adjustment (except in relation to a capitalisation issue) must be confirmed in writing by the Auditors (acting only as experts and not as arbitrators) to be in their opinion, fair and reasonable.

5.4.2 ***Modifications or Alterations to the New Share Plans***

Each of the New Share Plans may be modified and/or altered from time to time by a resolution of the Committee, subject to the prior approval of the SGX-ST and such other regulatory authorities as may be necessary.

However, no modification or alteration shall adversely affect the rights attached to Awards granted prior to such modification or alteration except with the written consent of such number of Participants under the relevant New Share Plan who, if their Awards were released to them, would thereby become entitled to not less than three-quarters in nominal amount of all the Shares which would be issued in full of all outstanding Awards under the relevant New Share Plan, as the case may be.

No alteration shall be made to particular rules of any of the New Share Plans to the advantage of the holders of the Awards, as the case may be, except with the prior approval of Shareholders in general meeting.

5.5 **Disclosures in Annual Reports.** The following disclosures (as applicable) will be made by the Company in its annual report for so long as the New Share Plans continue in operation:

(a) the names of the members of the Committee administering the New Share Plans;

(b) in respect of the following Participants of the New Share Plans:

(i) Directors of the Company; and

(ii) Participants (other than those in paragraph (i) above) who have been granted Options under the SATS ESOP and/or who have received Shares pursuant to the release of Awards granted under the SATS RSP and/or the SATS PSP which, in aggregate, represent 5% or more of the aggregate of:

(1) the total number of New Shares available under the SATS ESOP, the SATS RSP and the SATS PSP collectively; and

(2) the total number of existing Shares purchased for delivery of Awards released under the SATS RSP and the SATS PSP collectively,

the following information:

(aa) the name of the Participant;

(bb) the following particulars relating to Options granted under the SATS ESOP:

(i) Options granted during the financial year under review (including terms);

(ii) the aggregate number of Shares comprised in Options granted since the commencement of the SATS ESOP to the end of the financial year under review;

(iii) the aggregate number of Shares arising from Options exercised since the commencement of the SATS ESOP to the end of the financial year under review; and

(iv) the aggregate number of Shares comprised in Options outstanding as at the end of the financial year under review;

(cc) the following particulars relating to Awards released under the SATS RSP and/or the SATS PSP:

(i) the number of new Shares issued to such Participant during the financial year under review; and

(ii) the number of existing Shares transferred to such Participant during the financial year under review; and

(c) in relation to the SATS RSP and the SATS PSP, the following particulars:

(i) the aggregate number of Shares comprised in Awards granted since the commencement of the SATS RSP and the SATS PSP respectively to the end of the financial year under review;

(ii) the aggregate number of Shares comprised in Awards which have vested during the financial year under review and in respect of such Awards, the proportion of:

(1) new Shares issued; and

(2) existing Shares purchased, including the range of prices at which such Shares have been purchased,

upon the release of the vested Awards; and

(iii) the aggregate number of Shares comprised in Awards which have not been released as at the end of the financial year under review.

5.6 **Role and Composition of the Committee.** The Remuneration and Human Resource Committee (the "**RHRC**") of the Company, whose function is to assist the Board of Directors in reviewing remuneration and human resource matters in the Company as set out in their Terms of Reference, will be designated as the Committee responsible for the administration of the New Share Plans, and will comprise Directors to administer the New Share Plans.

In compliance with the requirements of the Listing Manual, a Participant of the SATS ESOP and the New Share Plans who is a member of the RHRC shall not be involved in its deliberations in respect of Options or Awards (as the case may be) to be granted to or held by that member of the RHRC.

5.7 **Financial Effects of the New Share Plans.** Financial Reporting Standard 102, Share-based payment ("**FRS 102**"), is effective for the financial statements of the Company for the financial year beginning 1 April 2005. Participants may receive Shares or their equivalent cash value, or combinations thereof. In the event that the Participants receive Shares, the Awards would be accounted for as equity-settled share-based transactions, as described in the following paragraphs.

The fair value of employee services received in exchange for the grant of the Awards would be recognised as a charge to the profit and loss account over the period between the grant date and the vesting date of an Award. The total amount of the charge over the vesting period is determined by reference to the fair value of each Award granted at the grant date and the number of Shares vested at the vesting date, with a corresponding credit to reserve account. Before the end of the vesting period, at each balance sheet date, the estimate of the number of Awards that are expected to vest by the vesting date is revised, and the impact of the revised estimate is recognised in the profit and loss account with a corresponding adjustment to equity. After the vesting date, no adjustment to the charge to the profit and loss account is made. This accounting treatment has been referred to as the "modified grant date method".

The amount charged to the profit and loss account would be the same whether the Company settles the Awards using New Shares or existing Shares. The amount of the charge to the profit and loss account also depends on whether or not the performance target attached to an Award is a "market condition", that is, a condition which is related to the market price of the Shares. If the performance target is a market condition, the probability of the performance target being met is taken into account in estimating the fair value of the Shares granted at the grant date, and no adjustments to amounts charged to profit and loss account is made if the market condition is not met. On the other hand, if the performance target is not a market condition, the probability of the target being met is not taken into account in estimating the fair value of the Shares granted at the grant date. Instead, it is subsequently considered at each accounting date in assessing whether the Awards would vest. Thus, where the vesting conditions do not include a market condition, there would be no charge to the profit and loss account if the Awards do not ultimately vest.

The following sets out the financial effects of the New Share Plans.

5.7.1 ***Share Capital***

The New Share Plans will result in an increase in the Company's issued ordinary share capital only if New Shares are issued to Participants. The number of New Shares issued will depend on, *inter alia*, the size of the Awards granted under the New Share Plans. In any case, the New Share Plans provide that the number of New Shares to be issued under the New Share Plans and the SATS ESOP will be subject to the existing maximum limit of 15% of the Company's total issued ordinary share capital. If, instead of issuing New Shares to Participants, existing Shares are purchased for delivery to Participants, the New Share Plans will have no impact on the Company's issued ordinary share capital.

5.7.2 ***NTA***

As described below in the paragraph on EPS, the New Share Plans are likely to result in a charge to the Company's profit and loss account over the period from the grant date to the vesting date of the Awards. The amount of the charge will be computed in accordance with the modified grant date method under FRS 102. If New Shares are issued under the New Share Plans, there would be no effect on the NTA. However, if instead of issuing New Shares to Participants, existing Shares are purchased for delivery to Participants or the Company pays the equivalent cash value, the NTA would decrease by the cost of the Shares purchased or the cash payment, respectively.

Nonetheless, it should be noted that the delivery of Shares to Participants under the New Share Plans will generally be contingent upon the Participants meeting prescribed performance targets and conditions.

5.7.3 ***EPS***

The New Share Plans are likely to result in a charge to earnings over the period from the grant date to the vesting date, computed in accordance with the modified grant date method under FRS 102.

Nonetheless, it should again be noted that the delivery of Shares to Participants of the New Share Plans will generally be contingent upon the Participants meeting prescribed performance targets.

5.7.4 ***Dilutive Impact***

It is expected that the dilutive impact of the New Share Plans on the NTA per Share and EPS will not be significant.

There will be no change to the existing limit on New Shares that can be issued, and hence, no overall dilution of Shareholders' shareholding percentages as a result of the introduction of the New Share Plans, as the New Share Plans provide that the aggregate number of New Shares to be issued under the New Share Plans and the SATS ESOP will be subject to the existing maximum limit of 15% of the Company's total issued ordinary share capital.

5.8 **Existing Options granted under the SATS ESOP.** As at the Latest Practicable Date, there were outstanding and unexercised Options granted to a total of 21,502 participants under the SATS ESOP to subscribe for an aggregate of 62,361,850 Shares, representing approximately 6.07% of the issued share capital of the Company.

Details of the outstanding Options as at the Latest Practicable Date are as follows:

Date of Grant	Exercise Period	Subscription Price ($)	Number of Shares comprised in the Existing Options	Number of Participants
28.03.2000	28.03.2001 – 27.03.2010	2.20	17,257,500	6,119
03.07.2000	03.07.2001 – 02.07.2010	1.80	7,583,350	2,532
02.07.2001	02.07.2002 – 01.07.2011	1.24	2,309,250	856
01.07.2002	01.07.2003 – 30.06.2012	1.60	5,409,250	1,665
01.07.2003	01.07.2004 – 30.06.2013	1.47	13,646,200	4,748
01.07.2004	01.07.2005 – 30.06.2014	2.09	16,156,300	5,582

6. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

6.1 **Directors' Interests in Shares.** The interests of the Directors in the Shares as recorded in the Register of Directors' Shareholdings as at the Latest Practicable Date are set out below:

	Number of Shares			
Directors	**Direct Interest**	**%[2]**	**Indirect Interest[1]**	**%[2]**
Cheng Wai Wing Edmund	—	—	—	—
Chew Choon Seng	10,000	0.0010	—	—
Barry Henry Patrick Desker	11,000	0.0011	—	—
Richard Charles Helfer	11,000	0.0011	—	—
Hong Hai	—	—	—	—
Ng Kee Choe	11,000	0.0011	—	—
Ow Chin Hock	—	—	—	—
Tan Jiak Ngee Michael	16,000	0.0016	—	—

Notes:

[1] Indirect interests refer to interests determined pursuant to Section 7 of the Companies Act.

[2] Based on the total issued and paid-up capital of 1,028,127,225 Shares as at the Latest Practicable Date.

6.2 **Substantial Shareholders' Interests in Shares.** The interests of the substantial Shareholders in Shares as recorded in the Register of Substantial Shareholders as at the Latest Practicable Date are set out below:

	Direct Interest		Indirect Interest[1]		Total Interest	
Substantial Shareholders	**Number of Shares**	**%[2]**	**Number of Shares**	**%[2]**	**Number of Shares**	**%[2]**
SIA	870,000,000	84.62	—	—	870,000,000	84.62
Temasek	—	—	870,010,000	84.62	870,010,000	84.62

Notes:

[1] Indirect interests refer to interests determined pursuant to Section 7 of the Companies Act.

[2] Based on the total issued and paid-up capital of 1,028,127,225 Shares as at the Latest Practicable Date.

7. DIRECTORS' RECOMMENDATIONS

7.1 **Proposed Alterations to Articles.** The Directors are of the opinion that the proposed alterations to the Articles are in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 1, being the Special Resolution relating to the proposed alterations to the Articles.

7.2 **Proposed Share Issue Mandate.** The Directors are of the opinion that the proposed Share Issue Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 2, being the Ordinary Resolution relating to the proposed Share Issue Mandate.

7.3 **Proposed Modification to, and Renewal of, IPT.** The Directors who are considered independent for the purposes of the IPT Mandate are Cheng Wai Wing Edmund, Barry Henry Patrick Desker, Richard Charles Helfer, Hong Hai, Ng Kee Choe and Ow Chin Hock (the "**Independent Directors**"). The Independent Directors are of the opinion that the entry into of the interested person transactions between the EAR Group (as described in paragraph 2.1.2 of Appendix 2 to this Circular) and those Interested Persons (as described in paragraph 2.3 of Appendix 2 to this Circular) in the ordinary course of their respective businesses will be made to enhance the efficiency of the EAR Group and are in the best interests of the Company.

For the reasons set out in paragraphs 2.1 and 2.6 of Appendix 2 to this Circular, they recommend that Shareholders vote in favour of Resolution 3, being the Ordinary Resolution relating to the proposed modification to, and renewal of, the IPT Mandate at the EGM.

Chew Choon Seng and Tan Jiak Ngee Michael (being respectively a current and recent employee of SIA) will abstain from voting on their Shares, if any, at the EGM in respect of Resolution 3. Each such Director will also not accept nominations to act as proxy, corporate representative or attorney to vote in respect of Resolution 3 unless that Shareholder appointing him indicates clearly how votes are to be cast in respect of Resolution 3.

Temasek and its associates (which include SIA and its associates), being Interested Persons, must also abstain from voting on their Shares, if any, in respect of Resolution 3.

7.4 **Proposed Adoption of New Share Plans.** The Directors are of the opinion that the adoption of the New Share Plans is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolutions 4 and 5, being the Ordinary Resolutions relating to the proposed adoption of the New Share Plans.

Save as disclosed above, none of the Directors or substantial Shareholders of the Company has any interest, direct or indirect, in the New Share Plans.

8. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 35 to 37 of this Circular, is being convened to be held at Mandarin Ballroom, Level 6, South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on 19 July 2005 at 10.20 a.m. (or as soon thereafter following the conclusion or adjournment of the 32nd Annual General Meeting of the Company to be held at 10.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the Special and Ordinary Resolutions set out in the Notice of the EGM.

9. ACTION TO BE TAKEN BY SHAREHOLDERS

9.1 **Appointment of Proxies.** Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote at the EGM on their behalf will find attached to this Circular a Proxy Form which they are requested to complete, sign and return in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at Robinson Road Post Office, P.O. Box 2114, Singapore 904114, not less than 48 hours before the time fixed for the EGM. The sending of a Proxy Form by a Shareholder does not preclude him from attending and voting in person at the EGM if he finds that he is able to do so.

9.2 **Abstention from Voting.** Any Shareholder who is eligible to participate in the New Share Plans (such as employees of the Company and its subsidiaries) must abstain from voting in the EGM in respect of Resolutions 4 and 5, being the Ordinary Resolutions relating to the adoption of the New Share Plans. Such Shareholder should also not accept nominations to act as proxy, corporate representative or attorney to vote in respect of Resolutions 4 and 5 unless that Shareholder appointing him indicates clearly how votes are to be cast in respect of Resolutions 4 and 5.

9.3 **When Depositor regarded as Shareholder.** A Depositor shall not be regarded as a Shareholder entitled to attend the EGM and vote thereat unless his name appears on the Depository Register at least 48 hours before the EGM.

10. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at SATS Inflight Catering Centre 1, 20 Airport Boulevard, Singapore 819659, during normal business hours from the date of this Circular up to the date of the EGM:

(a) the audited consolidated accounts of the Company for the financial year ended 31 March 2005;

(b) the 2004 Circular; and

(c) the proposed Rules of the New Share Plans.

11. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of the
Board of Directors of
Singapore Airport Terminal Services Limited

Cheng Wai Wing Edmund
Chairman

THE PROPOSED ALTERATIONS TO THE ARTICLES

The alterations which are proposed to be made to the Articles are set out below. For ease of reference, the full text to the Article proposed to be altered has been reproduced, and the proposed alterations (where appropriate) have been underlined in the altered Article.

Existing Article 52(2)

52. (2) Notwithstanding Article 52(1), the Company may by ordinary resolution in general meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the ordinary resolution, to:–

(a) (i) issue shares in the capital of the Company whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding the authority conferred by the ordinary resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the ordinary resolution was in force,

provided that:–

(c) the aggregate number of shares to be issued pursuant to the ordinary resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution ***but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument****), does not exceed 50 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below), of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution* ***but excluding shares which may be issued pursuant to any adjustments effected under any relevant Instrument****) does not exceed 20 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below);*

(d) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (c) above:–

(i) the percentage of issued share capital shall be calculated based on the issued share capital of the Company as at the ***date of the passing of the ordinary resolution*** after adjusting for:–

(aa) new shares arising from the conversion or exercise of convertible securities or employee share options on issue as at the ***date of the passing of the ordinary resolution****; and*

(bb) any subsequent consolidation or subdivision of shares; and

(ii) ***in relation to an Instrument, the number of shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument;***

(e) ***in exercising the power to make or grant Instruments (including the making of any adjustments under any relevant Instrument),*** *the Company shall comply with the provisions of the listing rules of the Stock Exchange for the time being in force (unless such compliance is waived by the Stock Exchange) and these Articles; and*

(f) *(unless revoked or varied by the Company in general meeting) the authority conferred by the ordinary resolution shall not continue in force beyond the conclusion of the annual general meeting of the Company next following the passing of the ordinary resolution, or the date by which such annual general meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest).*

Proposed Alterations to Existing Article 52(2)

By deleting Article 52(2) in its entirety and substituting therefor the following:

52. (2) Notwithstanding Article 52(1), the Company may by ordinary resolution in general meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the ordinary resolution, to:–

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding the authority conferred by the ordinary resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the ordinary resolution was in force,

provided that:–

(c) the aggregate number of shares to be issued pursuant to the ordinary resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution) does not exceed 50 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below), of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution) does not exceed 20 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below);

(d) (subject to such manner of calculation as may be prescribed by the Stock Exchange) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (c) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that the ordinary resolution is passed, after adjusting for:–

(aa) new shares arising upon the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time that the ordinary resolution is passed; and

(bb) any subsequent consolidation or subdivision of shares;

(e) in exercising the authority conferred by the ordinary resolution, the Company shall comply with the provisions of the Listing Manual of the Stock Exchange for the time being in force (unless such compliance is waived by the Stock Exchange) and these Articles; and

(f) (unless revoked or varied by the Company in general meeting) the authority conferred by the ordinary resolution shall not continue in force beyond the conclusion of the annual general meeting of the Company next following the passing of the ordinary resolution, or the date by which such annual general meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest).

Proposed new Article 135A

By inserting the following as new Article 135A immediately after the existing Article 135:

135A. In addition and without prejudice to the power to capitalise profits and other moneys provided for by Articles 134 and 135, the Directors shall have power to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full at par unissued shares on terms that such shares shall, upon issue, be held by or for the benefits of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in general meeting in such manner and on such terms as the Directors shall think fit.

THE IPT MANDATE

1. CHAPTER 9 OF THE LISTING MANUAL

1.1 Chapter 9 of the listing manual (the "**Listing Manual**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") governs transactions by a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be at risk, with the listed company's interested persons. When this Chapter applies to a transaction and the value of that transaction alone or on aggregation with other transactions conducted with the interested person during the same financial year reaches, or exceeds, certain materiality thresholds, the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for that transaction.

1.2 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested persons and hence are excluded from the ambit of Chapter 9 of the Listing Manual ("**Chapter 9**"), immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated net tangible assets ("**NTA**")) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5% of the listed company's latest audited consolidated NTA; or

(b) 5% of the listed company's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as such term is construed under Chapter 9) during the same financial year.

1.3 Based on the latest audited consolidated accounts of Singapore Airport Terminal Services Limited ("**SATS**" or the "**Company**") and its subsidiaries (collectively, the "**SATS Group**") for the financial year ended 31 March 2005, the consolidated NTA of the SATS Group was approximately S$924.7 million. In relation to SATS, and for the purposes of complying with Chapter 9, in the current financial year and until such time as the consolidated audited accounts of the SATS Group for the financial year ending 31 March 2006 are published, 5% of the latest audited consolidated NTA of the SATS Group would be approximately S$46.2 million.

1.4 Chapter 9 permits a listed company, however, to seek a general mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

1.5 Under the Listing Manual:

(a) an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9;

(b) an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder includes an immediate family member (that is, the spouse, child, adopted-child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family has an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

(c) an "**associated company**" means a company in which at least 20% but not more than 50% of its shares are held by the listed company or group;

(d) "**control**" means the capacity to dominate decision-making, directly or indirectly, in relation to the financial and operating policies of a company;

(e) a "**controlling shareholder**" means a person who (i) holds directly or indirectly 15% or more of the nominal amount of all voting shares in the company (the SGX-ST may determine that such person is not a controlling shareholder) or (ii) in fact exercises control over a company;

(f) an "**entity at risk**" means:–

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(g) an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder; and

(h) an "**interested person transaction**" means a transaction between an entity at risk and an interested person.

2. THE IPT MANDATE

2.1 Rationale for the IPT Mandate

2.1.1 It is anticipated that the EAR Group (as defined in paragraph 2.1.2 below) would, in the ordinary course of its business, enter into certain transactions with its Interested Persons (as defined below). It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions include, but are not limited to, the transactions described in paragraph 2.4 below. Among other things, the entry into of financial and treasury support transactions described in paragraph 2.4(b) below will benefit the EAR Group, as the EAR Group will have access to competitive quotes from its Interested Persons in addition to obtaining quotes from, or transacting with, non-Interested Persons. Similarly, the Company notes that the energy industry in Singapore is undergoing deregulation and may obtain electricity and other power sources and utilities from interested persons that carry on such business. Given the anticipated competition arising from the deregulation, it may be beneficial to the EAR Group to enter into such transactions with the relevant Interested Persons to take advantage of such competition in terms of pricing, products and services.

2.1.2 Owing to the time-sensitive nature of commercial transactions, the Directors of the Company (the "**Directors**") are seeking approval from the shareholders of the Company (the "**Shareholders**") for this proposed IPT Mandate pursuant to Chapter 9 to enable:

(a) SATS;

(b) subsidiaries of SATS (excluding subsidiaries listed on the SGX-ST or an approved exchange); and

(c) associated companies of SATS (excluding associated companies listed on the SGX-ST or an approved exchange) over which the SATS Group, or the SATS Group and interested person(s) of SATS has or have control,

(together, the "**EAR Group**""), or any of them, in the normal course of their business, to enter into the categories of interested person transactions ("**Interested Person Transactions**") described in paragraph 2.4 below with the specified classes of SATS' interested persons (the "**Interested Persons**") set out in paragraph 2.3.1 below, provided that such transactions are made on the EAR Group's normal commercial terms.

2.1.3 The IPT Mandate will take effect from the date of the passing of the ordinary resolution relating thereto, to be proposed at the Extraordinary General Meeting of the Company to be held on 19 July 2005, and will (unless revoked or varied in general meeting) continue in force until the next Annual General Meeting ("**AGM**") of the Company. Thereafter, approval from Shareholders for a renewal of the IPT Mandate will be sought at each subsequent AGM of the Company, subject to the satisfactory review by the Audit and Risk Management Committee of the Company (the "**Audit and Risk Management Committee**") of its continued application to the transactions with Interested Persons.

2.2 Scope of the IPT Mandate

2.2.1 Singapore Airlines Limited ("**SIA**") and its subsidiaries provide a whole range of services to the EAR Group including financial support, technical and information technology services, insurance services, central purchasing, internal audit and other support services, whilst the EAR Group provides, *inter alia*, air freight and ground handling services, inflight meal and food catering services, laundry and linen services and security services to SIA, SilkAir (Singapore) Private Limited and Singapore Airlines Cargo Pte Ltd. The EAR Group also provides certain security and other services to SIA Engineering Company Limited.

2.2.2 The IPT Mandate will not cover any transaction by a company in the EAR Group with an Interested Person that is below S$100,000 in value as the threshold and aggregation requirements of Chapter 9 would not apply to such transactions.

2.3 Classes of Interested Persons

2.3.1 The IPT Mandate will apply to the Interested Person Transactions (as described in paragraph 2.4 below) which are carried out with Temasek Holdings (Private) Limited and its associates (which include SIA and its associates).

2.3.2 Transactions with Interested Persons which do not fall within the ambit of the IPT Mandate shall be subject to the relevant provisions of the Listing Manual. The IPT Mandate does not apply to Interested Person Transactions with the Chief Executive Officer of the Company (the "**CEO**"), the Directors, and their respective associates, for which separate Shareholders' approval will be obtained if it becomes necessary to do so.

2.4 Interested Person Transactions

The Interested Person Transactions which will be covered by the IPT Mandate and the benefits to be derived from them are the general transactions by the EAR Group relating to the provision to, or the obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services in the normal course of business of the EAR Group (but not in respect of the purchase or sale of assets, undertakings or businesses), including:

(a) air freight, logistics and other cargo-related services, and passenger, baggage and other ground handling services, food supply, inflight meal and food catering services, food testing services, laundry and linen services and security services;

(b) provision of central purchasing, financial and treasury support (including borrowing of funds from, and placement of funds with, Interested Persons, entry into forex, swap and option transactions with or through Interested Persons for hedging purposes, subscription of debt securities issued by Interested Persons, and provision of fund management services), tax, internal audit, staff training and centrally organised activities and meetings for staff and management, staff transportation and other personnel-related or staff welfare-related services, provision of management and corporate support, staff pooling, technical support, central reservations and other telecommunications systems and support, and other related services;

(c) provision of technical and information technology services, including the acquisition and leasing of computer equipment, provision of computer maintenance services and systems, development, licensing and acquisition of computer software programmes, and other information technology-related equipment, goods and services;

(d) rental and licensing of space, both as lessor/lessee and licensor/licensee, provision of building maintenance services, property management services, and the development of property for investment purposes;

(e) the obtaining of insurances and the underwriting of risks;

(f) the obtaining of electricity and other power sources and utilities; and

(g) any other transaction relating to the provision of or obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services related to the EAR Group's principal and ancillary activities in the normal course of its business and on normal commercial terms.

2.5 Review Procedures for Interested Person Transactions subject to the IPT Mandate (the "Mandated Interested Person Transactions")

2.5.1 The EAR Group has established the following procedures to ensure that Mandated Interested Person Transactions are undertaken on the EAR Group's normal commercial terms:–

(a) *Review Procedures*

There are procedures established by the EAR Group to ensure that Mandated Interested Person Transactions are undertaken on the EAR Group's normal commercial terms, consistent with the EAR Group's usual business practices and policies, which are generally no more favourable to the Interested Persons than those extended to unrelated third parties.

In particular, the following review procedures have been put in place.

(i) *Provision of Services or the Sale of Products*

The review procedures are:

(aa) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are generally no more favourable to the Interested Persons than the usual commercial terms that would be extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded for bulk or high volume purchases) or otherwise in accordance with applicable industry norms; and

(bb) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the key terms to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties, taking into consideration factors including but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract, strategic purposes of the transaction or the limited resources available to the EAR Group.

(ii) *Obtaining of Services or the Purchasing of Products*

All purchases made by the EAR Group, including purchases from Interested Persons are governed by internal control procedures which detail matters such as the constitution of internal approving authorities, their monetary jurisdictions, the number of vendors from whom bids are to be obtained and the review procedures. The guiding principle is to objectively obtain the best goods and/or services on the best terms. Tender exercises are generally conducted for most of our purchases and except in the case of transactions of value below certain thresholds specified in the internal control procedures. Where it is not possible, practicable or appropriate for a tender to be called (for example, where the service is required urgently or where conducting an effective tender would require disclosure of confidential price-sensitive information), an authorised senior management staff within the EAR Group will determine whether the price and terms offered by the Interested Person are on normal commercial terms.

In the case where a tender exercise is conducted, the invitation for bids will generally include a specimen contract to preclude negotiations by the vendor on the terms of supply after the successful vendor is selected by the tenders committee. There will be written contractual terms of supply applicable to each tender. The tender review procedures require:

(aa) (in the case of the SATS Group) an open tender for bids to be called if there are more than 6 known vendors for the contract or item unless this requirement is waived by the tenders committee in exceptional circumstances, in which case a closed tender will be called; if there are 6 or fewer known vendors, a closed tender for bids will be called inviting all the known vendors to bid; and

(bb) (in the case of the associated company of the Company forming part of the EAR Group) an open tender for bids to be called if the value of the contract exceeds a specified amount; if it does not exceed such amount, a closed tender for bids will be called inviting all known vendors to bid.

For the purpose of this provision, the expression "**known vendors**" refers to vendors known to the relevant purchaser of services or products within the EAR Group or the relevant purchasing authority, which the tenders committee considers to have the requisite qualification for the contract. Bids which are received, regardless of whether they are from Interested Persons or not will be subject to the same evaluation criteria based on price, product quality, delivery schedules, specification compliance, track record, experience and expertise. Preferential rates, rebates or discounts accorded for bulk purchases are also taken into account.

(iii) *Treasury Transactions*

(aa) Placements

In relation to the placement with any Interested Person by the EAR Group of its funds, the Company will require that quotations be obtained from such Interested Person and at least two other potential counterparties for rates of deposits with such counterparties of an equivalent amount, and for the equivalent period, of the funds to be placed by the EAR Group. The EAR Group will only place its funds with such Interested Person, provided that the terms quoted are generally no less favourable than the terms quoted by such counterparties for equivalent amounts, taking into account all relevant factors.

(bb) Borrowings

In relation to the borrowing of funds from any Interested Person by the EAR Group, the Company will require that quotations be obtained from such Interested Person and at least two other potential counterparties for rates for loans from such counterparties of an equivalent amount, and for the equivalent period, of the funds to be borrowed by the EAR Group. The EAR Group will only borrow funds from such Interested Person if the Interested Person offers the best rates and terms and best meets the EAR Group's requirements, taking into account all relevant factors.

(cc) Debt Securities and Preference Shares

In relation to the subscription of debt securities or preference shares issued by, or the purchase of debt securities or preference shares from, Interested Persons, the EAR Group will only subscribe for or purchase such debt securities or preference shares after assessment of the credit risk of such Interested Persons, provided that the price(s) at which the EAR Group subscribes for or purchases such debt securities or preference shares is not higher than the price(s) at which such debt securities or preference shares are subscribed for or purchased by unrelated third parties.

In relation to the issue or sale to Interested Persons of debt securities or preference shares, the EAR Group will issue or sell such debt securities or preference shares to Interested Persons provided that the price(s) at which the EAR Group issues or sells such debt securities or preference shares is not lower than the price(s) at which such debt securities or preference shares are issued or sold to unrelated third parties. The EAR Group will also comply with all applicable laws and regulations in connection with the issue or sale of such debt securities or preference shares to Interested Persons.

(dd) Forex, Swaps, Options

In relation to forex, swaps and options transactions with any Interested Person by the EAR Group, the Company will require that rate quotations be obtained from such Interested Person and at least two other potential counterparties. The EAR Group will only enter into such forex, swaps or options transactions with such Interested Person if the Interested Person offers the best rates and terms and best meets the EAR Group's requirements, taking into account all relevant factors.

For the purposes of this sub-paragraph (iii), references to "counterparties" include, but are not limited to, banks, financial institutions or other corporates, which are not Interested Persons.

(b) *Threshold Limits*

In addition to the review procedures, the following review and approval procedures will be implemented to supplement existing internal control procedures for general transactions:

(i) Interested Person Transactions equal to or exceeding S$100,000 but less than S$3 million in value will be reviewed and approved by (aa) a senior member of the Company's management designated for such purpose by the CEO, (bb) the CEO or (cc) the Audit and Risk Management Committee;

(ii) Interested Person Transactions equal to or exceeding S$3 million but less than S$30 million in value will be reviewed and approved by (aa) the CEO or (bb) the Audit and Risk Management Committee;

(iii) Interested Person Transactions equal to or exceeding S$30 million in value will be reviewed and approved by the Board of Directors of the Company (the "**Board**") and the Audit and Risk Management Committee;

(iv) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) entered into with the same Interested Person in the current financial year is equal to or exceeds S$3 million but below S$30 million in value, the latest and all future Interested Person Transactions equal to or above S$100,000 but below S$30 million in value will be reviewed and approved by (aa) the CEO or (bb) the Audit and Risk Management Committee; and

(v) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) entered into with the same Interested Person in the current financial year is equal to or exceeds S$30 million in value, the latest and all future Interested Person Transactions equal to or above S$100,000 in value will be reviewed and approved by the Board and the Audit and Risk Management Committee.

References to the "same Interested Person" shall bear the meaning set out in Clause 908 of the Listing Manual.

Individual transactions of a value less than S$100,000 do not require review and approval and will not be taken into account in the aggregation referred to in sub-paragraphs (iv) and (v) above. Interested Person Transactions entered into with the same Interested Person in previous financial years will not be taken into account in the aggregation of transactions for the purpose of the IPT Mandate under sub-paragraphs (iv) and (v) above.

2.5.2 A register will be maintained by the Company to record all Interested Person Transactions which are entered into pursuant to the IPT Mandate. The internal audit plan will incorporate an audit of Interested Person Transactions entered into pursuant to the IPT Mandate to ensure that the relevant approvals have been obtained and the review procedures in respect of such transactions are adhered to.

2.5.3 The Board and the Audit and Risk Management Committee shall review the internal audit reports to ascertain that the guidelines and procedures to monitor Interested Person Transactions have been complied with.

2.5.4 The Board and the Audit and Risk Management Committee shall have overall responsibility for the determination of the review procedures (including the interpretation and implementation thereof) with the authority to sub-delegate to individuals or committees within the Company as they deem appropriate. If a member of the Board or the Audit and Risk Management Committee has an interest in the transaction to be reviewed by the Board or the Audit and Risk Management Committee, as the case may be, he will abstain from any decision-making by the Board or the Audit and Risk Management Committee in respect of that transaction.

2.6 Benefit to Shareholders

2.6.1 The IPT Mandate and its subsequent renewal on an annual basis would eliminate the need to convene separate general meetings from time to time to seek Shareholders' approval as and when potential Interested Person Transactions with a specific class of Interested Persons arise, thereby reducing substantially administrative time and expenses in convening such meetings, without compromising the corporate objectives or adversely affecting the business opportunities available to the Company.

2.6.2 The IPT Mandate is intended to facilitate transactions in the normal course of business of the EAR Group which are transacted from time to time with the specified classes of Interested

Persons, provided that they are carried out on the normal commercial terms of the relevant company in the EAR Group and are not prejudicial to the Shareholders.

2.6.3 Pursuant to Rules 907 and 920(1) of the Listing Manual, the Company will:

(a) announce the aggregate value (as determined by the Board) of transactions entered into with Interested Persons pursuant to the IPT Mandate, for the quarterly financial periods which it is required to report on pursuant to the Listing Manual, and within the time required for the announcement of such report; and

(b) disclose the IPT Mandate in the annual report of SATS, giving details of the aggregate value of Interested Person Transactions entered into pursuant to the IPT Mandate during the current financial year, and in the annual reports for the subsequent financial years during which a shareholders' mandate for interested persons transactions is in force or as otherwise required by the provisions of the Listing Manual.

The name of the Interested Person and the corresponding aggregate value of the Interested Person Transactions entered into with the same Interested Person will be presented in the following format:

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions pursuant to the IPT Mandate (or a shareholders' mandate for interested persons transactions under Rule 920 of the Listing Manual))	Aggregate value of all interested person transactions under the IPT Mandate (or a shareholders' mandate for interested persons transactions under Rule 920 of the Listing Manual) during the financial year under review (excluding transactions less than S$100,000)

2.7 Audit and Risk Management Committee's Statements

2.7.1 The Audit and Risk Management Committee has reviewed the terms of the IPT Mandate, as proposed to be amended and renewed, and is satisfied that the methods and procedures for determining the transaction prices as set out in the IPT Mandate are sufficient to ensure that Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

2.7.2 The Audit and Risk Management Committee will, in conjunction with its review of the internal audit reports and relevant Interested Person Transactions, as the case may be, also review the established guidelines and procedures to ascertain that they have been complied with. Further, if during these periodic reviews by the Audit and Risk Management Committee, the Audit and Risk Management Committee is of the view that the methods and procedures as stated above are not sufficient to ensure that these Interested Person Transactions will be on the normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders, the Company will revert to Shareholders for a fresh mandate based on new methods and procedures for transactions with Interested Persons.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders (the "**Shareholders**") of Singapore Airport Terminal Services Limited (the "**Company**") will be held at Mandarin Ballroom, Level 6, South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on 19 July 2005 at 10.20 a.m. (or as soon thereafter following the conclusion or adjournment of the 32nd Annual General Meeting of the Company to be held at 10.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, approving, with or without amendment, the following Resolutions, of which Resolution 1 will be proposed as a Special Resolution and Resolutions 2, 3, 4 and 5 will be proposed as Ordinary Resolutions.

Resolution 1: Special Resolution
The Proposed Alterations to the Articles of Association

That Article 52(2) of the Articles of Association of the Company be and are hereby altered, and a new Article 135A be inserted immediately after Article 135, in the manner and to the extent as set out in Appendix 1 to the circular to Shareholders dated 25 June 2005 (the "**Circular**").

Resolution 2: Ordinary Resolution
The Proposed Share Issue Mandate

That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the listing manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

Resolution 3: Ordinary Resolution
The Proposed Modification to, and Renewal of, the Mandate for Interested Person Transactions

That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the listing manual ("**Chapter 9**") of the SGX-ST, for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 2 to the Circular with any party who is of the class of interested persons described in Appendix 2 to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(b) the approval given in paragraph (a) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

Resolution 4: Ordinary Resolution
The Proposed SATS Restricted Share Plan

That:

(a) a new restricted share plan to be known as the "SATS Restricted Share Plan" (the "**SATS RSP**"), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, under which awards ("**RSP Awards**") of fully paid-up ordinary shares of S$0.10 each in the capital of the Company (the "**Shares**"), their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees of the Company and/or its subsidiaries, including executive Directors of the Company and/or its subsidiaries, details of which are set out in the Circular, be and is hereby approved;

(b) the Directors of the Company be and are hereby authorised:

(i) to establish and administer the SATS RSP; and

(ii) to modify and/or alter the SATS RSP from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the SATS RSP, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the SATS RSP; and

(c) the Directors of the Company be and are hereby authorised to grant RSP Awards in accordance with the provisions of the SATS RSP and to allot and issue from time to time such number of fully paid-up Shares as may be required to be allotted and issued pursuant to the vesting of RSP Awards under the SATS RSP, provided that the aggregate number of Shares to be allotted and issued pursuant to the SATS Employee Share Option Plan (the "**SATS ESOP**"), the SATS RSP and the SATS PSP (as defined in Resolution 5 below) shall not exceed 15 per cent. of the total issued ordinary share capital of the Company from time to time.

Resolution 5: Ordinary Resolution

The Proposed SATS Performance Share Plan

That:

(a) a new performance share plan to be known as the "SATS Performance Share Plan" (the "**SATS PSP**"), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, under which awards ("**PSP Awards**") of fully paid-up Shares, their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees of the Company and/or its subsidiaries, including executive Directors of the Company and/or its subsidiaries, details of which are set out in the Circular, be and is hereby approved;

(b) the Directors of the Company be and are hereby authorised:

  (i) to establish and administer the SATS PSP; and

  (ii) to modify and/or alter the SATS PSP from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the SATS PSP, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the SATS PSP; and

(c) the Directors of the Company be and are hereby authorised to grant PSP Awards in accordance with the provisions of the SATS PSP and to allot and issue from time to time such number of fully paid-up Shares as may be required to be issued pursuant to the vesting of PSP Awards under the SATS PSP, provided that the aggregate number of Shares to be allotted and issued pursuant to the SATS ESOP, the SATS PSP and the SATS RSP shall not exceed 15 per cent. of the total issued ordinary share capital of the Company from time to time.

By Order of the Board

Yip Wai Ping Annabelle
Company Secretary

25 June 2005
Singapore

Notes:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
2. The instrument appointing a proxy or proxies must be deposited at Robinson Road Post Office, P.O. Box 2114, Singapore 904114 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

This page has been intentionally left blank.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

1. For investors who have used their CPF moneys to buy the Company's shares, this Circular is forwarded to them at the request of their CPF approved nominees and is sent solely FOR THEIR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

PROXY FORM

*I/We ________________________________ (NRIC/Passport No. ____________________)

of ____

being a *member/members of Singapore Airport Terminal Services Limited, hereby appoint

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings (No. of Shares)
and/or (delete as appropriate)			

or failing *him/her, the Chairman of the Extraordinary General Meeting ("**EGM**") of the Company, as *my/our *proxy/proxies to attend and to vote for *me/us on *my/our behalf and, if necessary, to demand a poll at the EGM of the Company to be held on 19 July 2005 at 10.20 a.m. (or as soon thereafter following the conclusion or adjournment of the 32nd Annual General Meeting of the Company to be held at 10.00 a.m. on the same day and at the same place) and at any adjournment thereof.

*I/We direct *my/our *proxy/proxies to vote for or against the Resolutions to be proposed at the EGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the EGM and at any adjournment thereof. If no person is named in the above boxes, the Chairman of the EGM shall be *my/our proxy to vote, for or against the Resolutions to be proposed at the EGM as indicated hereunder, for *me/us and on *my/our behalf at the EGM and at any adjournment thereof.

	**For	**Against
Resolution 1: Special Resolution To approve the proposed alterations to the Articles of Association of the Company		
Resolution 2: Ordinary Resolution To approve the proposed Share Issue Mandate		
Resolution 3: Ordinary Resolution To approve the proposed modification to, and renewal of, the Mandate for Interested Person Transactions		
Resolution 4: Ordinary Resolution To approve, *inter alia,* the adoption of the SATS Restricted Share Plan		
Resolution 5: Ordinary Resolution To approve, *inter alia,* the adoption of the SATS Performance Share Plan		

* Please delete accordingly.

** Please indicate your vote "For" or "Against" with a "✓" within the box provided.

Dated this __________ day of ________________ 2005.

____
Signature(s) of Member(s) or Common Seal

Total number of Shares held

IMPORTANT
PLEASE READ NOTES ON THE REVERSE

NOTES:

1. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Such proxy need not be a member of the Company.

2. Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy, failing which the appointments will be deemed to have been made in the alternative.

3. The instrument appointing a proxy or representative must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney or officer duly authorised.

4. A corporation which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore, to attend and vote on its behalf.

5. The instrument appointing a proxy or proxies (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) must be deposited at Robinson Road Post Office, P.O. Box 2114, Singapore 904114 at least 48 hours before the time appointed for the EGM.

6. On a show of hands, the Chairman of the EGM, who may be appointed as proxy by one or more members and who may also be a member in his own name, may vote as he deems fit, subject to applicable law.

7. A member should insert the total number of Shares held. If the member has Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), he should insert that number of Shares. If the member has Shares registered in his name in the Register of Members, he should insert that number of Shares. If the member has Shares entered against his name in the Depository Register as well as Shares registered in his name in the Register of Members, he should insert the aggregate number of Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Shares held by the member.

8. The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the EGM as certified by The Central Depository (Pte) Limited to the Company.

delivering value

summary report 2004/2005


SATS

SATS aims to be the best handling agent in the world, providing airport ground handling, inflight catering and aviation security services of the highest quality, while giving value to customers and shareholders, and career fulfilment to staff.

MISSION STATEMENT

CONTENTS

CORPORATE INFORMATION

as at 16 May 2005

BOARD OF DIRECTORS

Cheng Wai Wing Edmund
Chairman

Chew Choon Seng
Deputy Chairman

Barry Henry Patrick Desker*
Director

Richard Charles Helfer
Director

Hong Hai
Director

Ng Kee Choe
Director

Ow Chin Hock
Director

Tan Jiak Ngee Michael
Director

**Mr Barry Desker will retire from the Board at the Annual General Meeting on 19 July 2005*

Mr Khaw Kheng Joo**
Proposed Director

***The resolution to appoint Mr Khaw as Director will be tabled at the Annual General Meeting on 19 July 2005*

AUDIT & RISK MANAGEMENT COMMITTEE

Ng Kee Choe
Chairman

Hong Hai
Member

Ow Chin Hock
Member

Tan Jiak Ngee Michael
Member

BOARD EXECUTIVE COMMITTEE

Cheng Wai Wing Edmund
Chairman

Chew Choon Seng
Member

Ng Kee Choe
Member

REMUNERATION & HUMAN RESOURCE COMMITTEE

Cheng Wai Wing Edmund
Chairman

Chew Choon Seng
Member

Richard Charles Helfer
Member

NOMINATING COMMITTEE

Barry Henry Patrick Desker***
Chairman

Richard Charles Helfer
Member

Hong Hai***
Member

Tan Jiak Ngee Michael
Member

****Dr Hong will take over from Mr Desker as Chairman of the Nominating Commitee on 19 July 2005*

COMPANY SECRETARY

Yip Wai Ping Annabelle

REGISTERED OFFICE

20 Airport Boulevard
Singapore 819659

COMPANY REGISTRATION NO.

197201770G

SHARE REGISTRAR

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

AUDITORS

Ernst & Young
Certified Public Accountants
10 Collyer Quay #21-01
Ocean Building
Singapore 049315

Nagaraj Sivaram
Audit Partner-in-charge
(From FY2000-01 to FY2004-05)

CORPORATE MANAGEMENT

Ng Chin Hwee
President and Chief Executive Officer

Karmjit Singh
Chief Operating Officer

Lim Kei Hin
Chief Financial Officer

Leong Kok Hong
Senior Vice-President (Cargo)

Tan Chuan Lye
Senior Vice-President (Catering)

Denis Marie
General Manager
SATS Security Services Pte Ltd

Wong See Heng
General Manager
Aero Laundry & Linen Services Pte Ltd

Leong Yew Weng
Manager
Aerolog Express Pte Ltd

Tan Chiew Kuang Frankie
Chief Executive Officer
Country Foods Pte Ltd

FINANCIAL CALENDAR

FINANCIAL YEAR ENDED 31 MARCH 2005

30 JULY 2004
Announcement of First Quarter results

28 OCTOBER 2004
Announcement of Second Quarter and Half Year results

29 OCTOBER 2004
Media/Analysts' briefing on Second Quarter and Half Year results

26 NOVEMBER 2004
Payment of 2004-05 Interim Dividend

28 JANUARY 2005
Announcement of Third Quarter results

[illegible] MAY 2005
Announcement of Full Year results

12 MAY 2005
Media/Analysts' briefing on Full Year results

[illegible] JUNE 2005
Despatch of Summary Financial Report to Shareholders

20 JUNE 2005
Despatch of Annual Report to Shareholders

[illegible] JULY 2005
Annual General Meeting

[illegible] AUGUST 2005
Proposed Payment of 2004-05 Final Dividend

FINANCIAL YEAR ENDING 31 MARCH 2006

[illegible] 2005
Proposed Announcement of First Quarter results

[illegible]OBER 2005
Proposed Announcement of Second Quarter and Half Year results

[illegible]UARY/FEBRUARY 2006
Proposed Announcement of Third Quarter results

[illegible] 2006
Proposed Announcement of Full Year results

STATISTICAL HIGHLIGHTS

	2004-05	2003-04	% CHANGE
FINANCIAL STATISTICS			
GROUP ($ MILLION)			
Total revenue	**975.7**	868.7	12.3
Total expenditure	**775.5**	677.9	14.4
Operating profit	**200.2**	190.8	4.9
Profit before tax	**223.3**	217.6	2.6
Profit after tax	**174.1**	189.6	– 8.2
Profit attributable to shareholders	**173.8**	189.8	– 8.4
Share capital	**102.8**	100.6	2.2
Distributable reserves	**918.4**	1,116.3	– 17.7
Non-distributable reserves			
Share premium	**44.3**	8.7	409.2
Statutory reserve	**2.7**	2.5	8.0
Shareholders' funds	**1,068.2**	1,228.1	– 13.0
Return on shareholders' funds (%)	**15.1**	16.4	– 1.3 points
Total assets	**1,600.3**	1,558.6	2.7
Total debt	**249.0**	49.7	401.0
Total debt equity ratio (times)	**0.23**	0.04	0.19 times
Net liquid assets	**311.3**	397.9	– 21.8
Value added	**671.7**	627.1	7.1
Economic value added	**91.5**	80.4	13.8
PER SHARE DATA (CENTS)			
Earnings before tax	**21.9**	21.6	1.4
Earnings after tax			
– basic	**17.0**	18.9	– 10.1
– diluted	**16.9**	18.9	– 10.6
Net asset value	**103.9**	122.1	– 14.8
DIVIDENDS			
Interim dividend (cents per share)	**3.0**	3.0	–
Proposed final dividend (cents per share)	**6.0**	5.0	1.0 cent
Proposed special dividend (cents per share)	–	37.0	– 37.0 cents
Dividend cover (times)	**2.4**	0.5	1.9 times
OPERATING STATISTICS			
EMPLOYEE PRODUCTIVITY			
Average number of employees	**8,521**	9,374	– 9.1
Revenue per employee ($)	**114,509**	92,668	23.6
Value added per employee ($)	**78,824**	66,897	17.8
OPERATING DATA			
Air freight throughput (in million tonnes)	**1.42**	1.38	3.1
Passengers served (in millions)	**25.27**	21.24	19.0
Inflight meals prepared (in millions)	**23.53**	19.73	19.3
Flights handled (in thousands)	**76.09**	63.13	20.5

NOTES:

1. SATS' financial year is from 1 April to 31 March. Throughout this report, all financial figures are stated in Singapore Dollars, unless stated otherwise.
2. Return on shareholders' funds is the profit after taxation and minority interests expressed as a percentage of the average shareholders' funds.
3. Net liquid assets is derived by offsetting current loan liabilities against liquid assets.
4. Basic earnings per share is computed by dividing the profit attributable to shareholders by the weighted average number of fully paid shares in issue.
5. Diluted earnings per share is computed by dividing the profit attributable to shareholders by the weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.
6. Dividend cover is profit attributable to shareholders divided by net dividends.

CHAIRMAN'S STATEMENT

Significantly, the contribution from our overseas operations rose 49.4% to $50.5 million, vindicating our strategy to broaden SATS' earnings base by tapping into the dynamic growth of the regional aviation market through strategic investments and joint ventures.

DEAR SHAREHOLDERS

The financial year 2004-2005 is a watershed for SATS. The competitive landscape was significantly altered when a third ground handler was established at Changi Airport in 2004 and our erstwhile competitor went through an ownership change. The changes raise the intensity of competition and put our mettle to the test.

In the last eighteen months or so, we had pro-actively taken steps to ensure that SATS remains well positioned in the new market environment. Several measures were taken to improve our cost competitiveness and product quality. They included the streamlining of our organisation structure and processes and a flexible wage structure. These measures, while achieving some positive effects were, however, insufficient to protect our market leader position in the new competitive environment. Decisive pre-emptive measures were needed to protect our market-leading position. In September 2004, a restructuring exercise had to be implemented involving staff retrenchments and outsourcing of positions. Retrenchment is always a measure of last resort but given the new competitive environment, the painful but necessary action could not be avoided. Management spent great effort to communicate the decision to staff and unions, and worked closely with the unions to minimize the pain for all affected staff. We are very appreciative of the support and cooperation of the unions. At a cost of $28.8 million, the restructuring is expected to provide an annual savings of $21 million, going forward.

Against this turbulent backdrop, management and staff of SATS worked hard throughout the financial year, and delivered a commendable performance. The Group's revenue for the year rose 12.3% to $975.7 million, attributed to the strong rebound in air traffic during 2004. Whilst expenditure grew 14.4% to $775.5 million mainly because of higher bonus provision and cost of raw materials, SATS was still able to report a 4.9% increase in operating profit of $200.2 million. Even after accounting for the exceptional item of $28.8 million associated with the cost of restructuring, profit before tax improved by 2.6% to $223.3 million. Profit after tax, however, fell by 8.4% to $173.8 million because of a one-off $21.1 million tax writeback recorded for the financial year 2003-2004.

Significantly, the contribution from our overseas operations rose 49.4% to $50.5 million, vindicating our strategy to broaden SATS' earnings base by tapping into the dynamic growth of the regional aviation market through strategic investments and joint ventures.
Over the last 3 years, share of profits from our associated companies grew at a compounded annual growth rate of 29% and now contributes a full 20% of Group profit before tax. With growing pressure on rates and margins in our Singapore home market, SATS will continue to look afar for investment opportunities in the region. In this regard, I am pleased that following the completion of our purchase of a 49.8% stake in Jas Airport Services, a leading ground handler in Indonesia, in June 2004. We were also able to double our stake from 24.5% to 49%, in Asia Airfreight Terminal in August last year. The latter is a successful cargo handling joint venture in Hong Kong that we have been managing since its operational start-up in 1998. Air cargo traffic in Hong Kong is expected to continue on its healthy growth trend, riding on the economic boom in China, and construction for a second terminal has commenced to expand our handling capacity.

Notwithstanding the success achieved in our overseas ventures, we will continue to focus on strengthening and growing our Singapore operations. Last year, SATS welcomed a number of new airline customers during the year under review, including Air Zimbabwe, Austrian Airlines, Cardig Air, Northwest Airlines and Shandong Airlines. We also continued to grow our market share in the expanding budget carrier segment with the addition of Jetstar Asia, Tiger Airways and Valuair to our list of clients.

As at the end of the financial year, SATS had 52 airline clients to whom we provide in-flight catering, ground handling, aviation security or a combination of all three services. This represents a leading 77% market share of

Indeed, our staff has done us proud. Despite the difficulties posed by the restructuring, SATS staff stayed focused on our mission to deliver superior service and the best value to our customers.

all airlines operating out of Singapore. In terms of number of flights operating out of Singapore, our market share is higher, at 85%.

SATS also broadened our service and product capability during the year, assuming service operations at the new VIP Complex on behalf of the Ministry of Foreign Affairs at Changi Airport, handling the arrivals and departures of diplomatic guests and dignitaries. Indeed, it is a testimony to our service reputation and the quality of service delivery by our staff.

Indeed, our staff has done us proud. Despite the difficulties posed by the restructuring, SATS staff stayed focused on our mission to deliver superior service and the best value to our customers. Many of them surpassed themselves in terms of service excellence and, in 2004, a record total of 1,142 staff were recognized for exemplary service at the national Excellent Service Awards, or EXSA, surpassing our previous record of 1,003 awards garnered in 2003. SATS was by far the biggest winner at EXSA, with 131 staff receiving the "Star" award, 386 receiving the "Gold" award and 625 receiving the "Silver" award. It is the dedication and hard work of each and every member of the SATS family that makes the Group a truly world-class ground handling agent and the market leader in what we do.

It has indeed been a challenging year for SATS, as we improved our cost efficiency, further raised our level of service, widened our range of services and products, continued to diversify earnings through strategic overseas growth, while continuing to provide good earnings for our shareholders. Through it all, staff, unions and management have remained steadfast in our mission to be the best ground handling company.

The Board is pleased to announce a final dividend of 6 cents gross per share, amounting to $49.3 million after tax. Together with the interim dividend of 3 cents gross per share, amounting to $24.6 million after tax, paid on 26 November 2004, the ordinary dividend after tax for the year will amount to $73.9 million, representing a dividend payout of 42.5% or 37.6% % if we exclude the $28.8 million exceptional charge. This is an increase of one cent gross per share, or12.5%, compared to the previous year, and is the third consecutive year that we have increased the dividend payment. Based on the average share price of $2.08 for the financial year, the dividend yield is an attractive 4.3%.

Finally, I would like to thank my fellow Board members for their invaluable inputs and contributions throughout this past financial year. On behalf of the Board, I would also like to express our sincere appreciation to Mr Barry Desker who will be retiring from the Board on 19 July 2005 at the Company's Annual General Meeting, having served unstintingly for almost 6 years with SATS. Barry has been with the Company since prior to its public listing, contributing enormously not only at Board meetings but also on the Nominating Committee which he chaired.

I would also like to thank our airline clients, business partners and associates, and all of our shareholders for their continued and valued support. Most importantly, I would like to extend my sincere thanks to the SATS Management team, unions and to all staff for their continued loyalty, hard work and commitment. As a result of their combined efforts, SATS is now well-positioned to meet the challenges that lie ahead, and to further meet and surpass the expectations of our customers.

Edmund Cheng Wai Wing
Chairman

27 May 2005

IMPORTANT NOTE

The summary financial report as set out on pages 6 to 19 does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Company or of the Group. For further information, the full annual financial statements, the auditors' report on those financial statements, and the directors' report should be consulted. Shareholders may request a copy of the full annual report at no cost from the Company Secretary. Please use the request form at the end of this summary financial report.

The directors have pleasure in presenting their report together with the audited financial statements of the Group and of the Company for the year ended 31 March 2005.

1. DIRECTORS OF THE COMPANY

The names of the directors in office at the date of this report are:

Edmund Cheng Wai Wing - Chairman
Chew Choon Seng - Deputy Chairman
Michael Tan Jiak Ngee
Barry Desker
Richard Charles Helfer
Hong Hai
Ng Kee Choe
Ow Chin Hock

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES

The following directors who held office at the end of the financial year have, according to the register of directors' shareholdings required to be kept under Section 164 of the Companies Act, Cap. 50, an interest in the ordinary shares, share options and debentures of the Company, the Company's immediate holding company and subsidiary companies of the Company's immediate and ultimate holding company other than wholly-owned subsidiary companies, as stated below:

	Direct Interest		**Deemed Interest**	
Name Of Director	**1.4.2004**	**31.3.2005**	**1.4.2004**	**31.3.2005**
INTEREST IN SINGAPORE AIRLINES LIMITED				
Ordinary shares of $0.50 each				
Chew Choon Seng	214,000	214,000	-	-
Michael Tan Jiak Ngee	79,600	79,600	-	-
Barry Desker	2,000	2,000	4,000	4,000
Hong Hai	20,000	20,000	-	-
Options to subscribe for ordinary shares of $0.50 each				
Chew Choon Seng	606,000	834,000	-	-
Michael Tan Jiak Ngee	606,000	606,000	-	-
INTEREST IN SINGAPORE AIRPORT TERMINAL SERVICES LIMITED				
Ordinary shares of $0.10 each				
Chew Choon Seng	10,000	10,000	-	-
Michael Tan Jiak Ngee	16,000	16,000	-	-
Barry Desker	11,000	11,000	-	-
Richard Charles Helfer	11,000	11,000	-	-
Ng Kee Choe	11,000	11,000	-	-

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES (CONT'D)

	Direct Interest		Deemed Interest	
Name Of Director	**1.4.2004**	**31.3.2005**	**1.4.2004**	**31.3.2005**
INTEREST IN SIA ENGINEERING COMPANY LIMITED				
Ordinary shares of $0.10 each				
Chew Choon Seng	20,000	20,000	-	-
Michael Tan Jiak Ngee	41,000	41,000	-	-
Barry Desker	-	-	5,000	5,000
INTEREST IN SINGAPORE TELECOMMUNICATIONS LIMITED				
Ordinary shares of $0.15 each				
Chew Choon Seng	11,880	11,040	-	-
Michael Tan Jiak Ngee	6,740	6,260	-	-
Barry Desker	1,540	1,430	7,740	7,190
Hong Hai	1,540	51,430	1,540	1,430
Ng Kee Choe	1,740	1,620	1,740	1,620
Ow Chin Hock	13,440	12,520	-	-
INTEREST IN SINGAPORE TECHNOLOGIES ENGINEERING LIMITED				
Ordinary shares of $0.10 each				
Barry Desker	-	-	10,000	10,000
INTEREST IN SNP CORPORATION LIMITED				
Ordinary shares of $0.50 each				
Edmund Cheng Wai Wing	35,000	35,000	-	-
Barry Desker	-	-	3,000	3,000
Options to subscribe for ordinary shares of $0.50 each				
Edmund Cheng Wai Wing	30,000	80,000	-	-
INTEREST IN RAFFLES HOLDINGS LIMITED				
Ordinary shares of $0.50 each				
Chew Choon Seng	12,000	12,000	-	-
Michael Tan Jiak Ngee	16,000	16,000	-	-
Barry Desker	-	-	60,000	60,000
Hong Hai	20,000	20,000	-	-
Ng Kee Choe	10,000	10,000	-	-
Richard Charles Helfer	250,000	100,000	-	-
INTEREST IN SMRT CORPORATION LIMITED				
Ordinary shares of $0.10 each				
Chew Choon Seng	50,000	50,000	-	-
INTEREST IN CAPITALAND LIMITED				
Ordinary shares of $1 each				
Ng Kee Choe	13,000	13,000	-	-
INTEREST IN ST ASSEMBLY TEST SERVICES LIMITED				
Ordinary shares of $0.25 each				
Hong Hai	10,000	10,000	-	-
Barry Desker	-	-	20,000	20,000

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES (CONT'D)

	Direct Interest		Deemed Interest	
Name Of Director	**1.4.2004**	**31.3.2005**	**1.4.2004**	**31.3.2005**
INTEREST IN CHARTERED SEMICONDUCTOR MANUFACTURING LIMITED				
Ordinary shares of $0.26 each				
Hong Hai	4,000	4,000	-	-
Barry Desker	-	-	5,000	5,000
INTEREST IN SEMBCORP LOGISTICS LIMITED				
Ordinary shares of $0.25 each				
Barry Desker	-	-	10,000	10,000
INTEREST IN SEMBCORP INDUSTRIES LIMITED				
Ordinary shares of $0.25 each				
Edmund Cheng Wai Wing	-	-	-	5,000
INTEREST IN CAPITAMALL TRUST MANAGEMENT LIMITED				
Unit holdings in CapitaMall Trust				
Barry Desker	-	-	55,000	60,500
Ng Kee Choe	-	150,000	-	20,000
INTEREST IN VERTEX TECHNOLOGY FUND (II) LIMITED				
Ordinary shares of US$1 each				
Ng Kee Choe	50	50	-	-
Redeemable preference shares of US$0.01 each				
Ng Kee Choe	-	50	-	-

There was no change in any of the above-mentioned interests between the end of the financial year and 21 April 2005.

Neither at the end of the financial year, nor at any time during that financial year, did there subsist any arrangements to which the Company is a party, whereby directors might acquire benefits by means of the acquisition of shares and share options in, or debentures of, the Company or any other body corporate, other than pursuant to the Employee Share Option Plan of its immediate holding company, and the subsidiary companies of the Company's ultimate holding company.

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, share options, warrants or debentures of the company, or of related corporations, either at the beginning of the financial year, or date of appointment if later, or at the end of the financial year.

3. DIRECTORS' CONTRACTUAL BENEFITS

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which the director is a member, or with a company which the director has a substantial financial interest.

4. OPTIONS ON SHARES IN THE COMPANY

The SATS Employee Share Option Plan (the "Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees, was adopted in connection with the initial public offering undertaken by the Company in 2000 and a summary of which was set out in the Prospectus issued by the Company dated 4 May 2000. The Plan was modified at an extraordinary general meeting held on 7 July 2001 and was subsequently modified by the Company (as announced on 4 June 2003) and at extraordinary general meetings held on 19 July 2003 and 20 July 2004.

Under the Plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the option will be the average of the closing prices of the Company's ordinary shares on the SGX-ST for the five market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;
b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

At the date of this report, the Committee administering the Plan comprises the following directors:

Edmund Cheng Wai Wing	-	Chairman
Chew Choon Seng	-	Member
Richard Charles Helfer	-	Member

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan and no option was granted at a discount.

The options granted by the Company do not entitle the holders of the options, by virtue of such holding, to any right to participate in any share issue of any other company.

During the financial year, in consideration of the payment of $1 for each offer accepted, offers of options were granted pursuant to the Plan in respect of 17,658,100 unissued ordinary shares of $0.10 each in the Company at an exercise price of $2.09* per share.

4. OPTIONS ON SHARES IN THE COMPANY (CONT'D)

At the end of the financial year, options to take up 62,756,850 unissued ordinary shares of $0.10 each in the Company were outstanding:

Date Of Grant	Balance At 01.04.2004/ **Date Of Grant	Lapsed	Exercised	Not Accepted	Balance At 31.03.2005	Exercise Price*	Exercisable Period
28.3.2000	17,487,100	(198,800)	-	-	17,288,300	S$2.20	28.3.2001 - 27.3.2010
3.7.2000	13,500,050	(49,500)	(5,754,100)	-	7,696,450	S$1.80	3.7.2001 - 2.7.2010
2.7.2001	9,039,850	(54,000)	(6,623,900)	-	2,361,950	S$1.24	2.7.2002 - 1.7.2011
1.7.2002	14,818,700	(76,900)	(9,185,750)	-	5,556,050	S$1.60	1.7.2003 - 30.6.2012
1.7.2003	14,065,600	(132,200)	(271,600)	-	13,661,800	S$1.47	1.7.2004 - 30.6.2013
1.7.2004	17,658,100	(137,300)	-	(1,328,500)	16,192,300	S$2.09	1.7.2005 - 30.6.2014
	86,569,400	(648,700)	(21,835,350)	(1,328,500)	62,756,850		

* At the extraordinary general meeting of the Company held on 20 July 2004, the Company's shareholders approved an amendment to the Plan allowing for adjustment to the exercise prices of existing options by the Committee administering the Plan, in the event of the declaration of a special dividend. At the same meeting, the Company's shareholders approved the declaration of a special dividend. The said Committee then approved a S$0.30 reduction of the exercise prices of the outstanding share options. Ernst & Young, the auditors of the Company, have confirmed such adjustments to be, in their opinion, fair and reasonable. The exercise prices reflected here are the exercise prices after such adjustment.

** Balance at date of grant for the most recent grant

5. AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee performed the functions specified in the Companies Act. The functions performed are detailed in the Report on Corporate Governance.

6. AUDITORS

The auditors, Ernst & Young, Certified Public Accountants, have expressed their willingness to accept re-appointment.

On behalf of the Board,

EDMUND CHENG WAI WING
Chairman

CHEW CHOON SENG
Deputy Chairman

Dated this 6th day of May 2005

AUDITORS' REPORT

TO THE MEMBERS OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We have examined the accompanying summary financial statement set out on pages 12 to 18.

In our opinion, the summary financial statement is consistent, in all material respects, with the financial statements and the directors' report of Singapore Airport Terminal Services Limited and its subsidiary companies for the financial year ended 31 March 2005 from which they were derived, and complies with the requirements of S203A of the Companies (Amendment) Act 1995, and regulations made thereunder.

In our auditor's report dated 6 May 2005, which is reproduced below, we expressed an unqualified opinion on the financial statements of Singapore Airport Terminal Services Limited and its subsidiary companies:

"We have audited the accompanying financial statements of Singapore Airport Terminal Services Limited (the "Company") and its subsidiaries (the "Group") set out on pages # to # for the year ended 31 March 2005. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2005, and changes in equity of the Group and of the Company, the results and cash flows of the Group for the financial year ended on that date; and

b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

For a better understanding of the financial position of the Company and the Group and the results of the operations of the Group for the year and of the scope of our audit, the summary financial statement should be read in conjunction with the full financial statements from which the summarised financial statement was derived and our audit report thereon.

ERNST & YOUNG
Certified Public Accountants

Dated this 6th day of May 2005

Note:

The page numbers are stated in the Auditors' report dated 6 May 2005 included in the SATS Annual Report for the financial year ended 31 March 2005.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 MARCH 2005 (IN $ THOUSANDS)

	Group	
	2004-05	**2003-04**
REVENUE	**975,733**	868,668
EXPENDITURE		
Staff costs	**(426,965)**	(366,057)
Cost of raw materials	**(89,464)**	(66,059)
Licensing fees	**(64,154)**	(60,661)
Depreciation charges	**(63,198)**	(61,500)
Company accommodation and utilities	**(58,341)**	(55,773)
Other costs	**(73,450)**	(67,799)
	(775,572)	(677,849)
OPERATING PROFIT	**200,161**	190,819
Interest on borrowings	**(3,852)**	(6,108)
Interest income	**3,278**	5,071
Dividend from long-term investment, gross	**579**	678
Share of profits of associated companies	**50,489**	33,774
Gain/(loss) on disposal of fixed assets	**152**	(97)
Amortisation of goodwill	**(78)**	(77)
Amortisation of deferred income	**1,381**	1,576
PROFIT BEFORE EXCEPTIONAL ITEMS	**252,110**	225,636
Exceptional items	**(28,824)**	(8,008)
PROFIT BEFORE TAXATION	**223,286**	217,628
Taxation	**(49,184)**	(27,976)
PROFIT AFTER TAXATION	**174,102**	189,652
Minority interests	**(336)**	217
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	**173,766**	189,869
DIVIDENDS PAID		
Final dividend of 5 cents (2004: 4 cents) per ordinary share of $0.10 each less 20% (2004: 22%) tax in respect of previous financial year	**40,786**	31,228
Special dividend of 37 cents (2004: NIL) per ordinary share of $0.10 each less 20% (2004: NIL) tax in respect of previous financial year	**301,808**	-
Interim dividend of 3 cents (2004: 3 cents) per ordinary share of $0.10 each less 20% (2004: 22%) tax in respect of current financial year	**24,624**	23,521
	367,218	54,749
Basic earnings per share (cents)	**17.0**	18.9
Diluted earnings per share (cents)	**16.9**	18.9

BALANCE SHEETS

AT 31 MARCH 2005 (IN $ THOUSANDS)

	Group		Company	
	31.3.2005	31.3.2004	31.3.2005	31.3.2004
SHARE CAPITAL				
Authorised	**200,000**	200,000	**200,000**	200,000
Issued and fully paid	**102,784**	100,601	**102,784**	100,601
RESERVES				
Distributable				
Revenue reserve	**919,418**	1,113,068	**590,125**	689,723
Foreign currency translation reserve	**(1,107)**	3,171	**-**	-
Non-distributable				
Share premium	**44,295**	8,726	**44,295**	8,726
Statutory reserve	**2,726**	2,528	**-**	-
	965,332	1,127,493	**634,420**	698,449
SHARE CAPITAL AND RESERVES	**1,068,116**	1,228,094	**737,204**	799,050
MINORITY INTERESTS	**2,845**	2,509	**-**	-
DEFERRED TAXATION	**76,443**	81,309	**40,408**	41,305
NOTES PAYABLE	**200,000**	-	**200,000**	-
LOAN FROM IMMEDIATE HOLDING COMPANY	**43,024**	43,649	**43,024**	43,649
TERM LOANS	**4,270**	2,990	**-**	-
DEFERRED INCOME	**28,086**	29,816	**27,996**	29,816
	1,422,784	1,388,367	**1,048,632**	913,820
Represented by:				
FIXED ASSETS				
Leasehold land and buildings	**548,383**	578,182	**531,968**	561,666
Progress payments	**12,310**	25,219	**259**	205
Others	**174,546**	185,678	**1,959**	2,814
	735,239	789,079	**534,186**	564,685
SUBSIDIARY COMPANIES	**-**	-	**43,275**	43,275
LONG-TERM INVESTMENT	**7,886**	7,886	**7,886**	7,886
ASSOCIATED COMPANIES	**331,684**	141,001	**272,424**	95,231
GOODWILL ON CONSOLIDATION	**1,363**	1,441	**-**	-
LOAN TO THIRD PARTY	**43,024**	43,649	**43,024**	43,649
CURRENT ASSETS				
Trade debtors	**53,780**	59,986	**1,139**	1,052
Other debtors	**16,512**	9,297	**12,725**	5,436
Related companies	**204,522**	215,023	**152,900**	145,071
Associated companies	**1,072**	641	**1,072**	641
Stocks	**10,938**	8,954	**261**	343
Short-term non-equity investments	**37,750**	94,830	**37,750**	94,830
Bank fixed deposits	**139,341**	177,052	**138,841**	176,052
Cash and bank balances	**17,218**	9,812	**9,089**	3,897
	481,133	575,595	**353,777**	427,322
Less:				
CURRENT LIABILITIES				
Term loans	**893**	770	**-**	-
Bank overdraft - secured	**841**	2,297	**-**	-
Trade creditors	**110,605**	97,121	**16,140**	15,208
Other creditors	**8,945**	14,148	**4,509**	8,119
Related companies	**-**	-	**170,577**	232,556
Provision for taxation	**56,261**	55,948	**14,714**	12,345
	177,545	170,284	**205,940**	268,228
NET CURRENT ASSETS	**303,588**	405,311	**147,837**	159,094
	1,422,784	1,388,367	**1,048,632**	913,820

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED 31 MARCH 2005 (IN $ THOUSANDS)

	Share Capital	Share Premium	Revenue Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total Equity
GROUP						
Balance at 1 April 2003	100,000	-	978,875	1,601	6,357	1,086,833
Share options exercised	601	8,726	-	-	-	9,327
Transfer to statutory reserve	-	-	(927)	927	-	-
Foreign currency translation adjustment	-	-	-	-	(3,186)	(3,186)
Net gain/(loss) not recognised in the profit and loss account	-	-	(927)	927	(3,186)	(3,186)
Profit attributable to shareholders for the financial year	-	-	189,869	-	-	189,869
Dividends, net	-	-	(54,749)	-	-	(54,749)
Balance at 31 March 2004	100,601	8,726	1,113,068	2,528	3,171	1,228,094
Share options exercised	2,183	35,569	-	-	-	37,752
Transfer to statutory reserve	-	-	(198)	198	-	-
Foreign currency translation adjustment	-	-	-	-	(4,278)	(4,278)
Net gain/(loss) not recognised in the profit and loss account	-	-	(198)	198	(4,278)	(4,278)
Profit attributable to shareholders for the financial year	-	-	173,766	-	-	173,766
Dividends, net	-	-	(367,218)	-	-	(367,218)
Balance at 31 March 2005	102,784	44,295	919,418	2,726	(1,107)	1,068,116

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED 31 MARCH 2005 (IN $ THOUSANDS)

	Share Capital	Share Premium	Revenue Reserve	Total Equity
COMPANY				
Balance at 1 April 2003	100,000	-	619,797	719,797
Share options exercised	601	8,726	-	9,327
Profit attributable to shareholders for the financial year	-	-	124,675	124,675
Dividends, net	-	-	(54,749)	(54,749)
Balance at 31 March 2004	100,601	8,726	689,723	799,050
Share options exercised	2,183	35,569	-	37,752
Profit attributable to shareholders for the financial year	-	-	267,620	267,620
Dividends, net	-	-	(367,218)	(367,218)
Balance at 31 March 2005	102,784	44,295	590,125	737,204

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 MARCH 2005 (IN $ THOUSANDS)

	2004-05	2003-04
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	**223,286**	217,628
Adjustments for:		
Interest income	**(3,278)**	(5,071)
Interest on borrowings	**3,852**	6,108
Dividend from long-term investment	**(579)**	(678)
Depreciation of fixed assets	**63,198**	61,500
Effects of exchange rate changes	**493**	3,223
(Gain)/loss on disposal of fixed assets	**(152)**	97
Share of results of associated companies	**(50,489)**	(33,774)
Amortisation of goodwill	**78**	77
Amortisation of deferred income	**(1,381)**	(1,576)
Operating profit before working capital changes	**235,028**	247,534
(Increase)/decrease in debtors	**(1,557)**	8,759
(Increase)/decrease in stocks	**(1,984)**	1,154
Decrease/(increase) in amounts owing by related companies	**9,097**	(10,574)
Increase/(decrease) in creditors	**8,094**	(29,224)
Decrease in amounts due from associated companies	**685**	57
Cash generated from operations	**249,363**	217,706
Interest paid to third parties	**(3,376)**	(6,158)
Tax paid	**(41,246)**	(35,349)
Net cash provided by operating activities	**204,741**	176,199
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	**(11,962)**	(28,201)
Investment in associated companies	**(175,104)**	-
Repayment of loan from associated companies	**254**	405
Dividends from associated companies	**20,235**	22,940
Proceeds from disposal of fixed assets	**376**	329
Interest received from deposits	**3,552**	4,906
Dividend received from long-term investment	**579**	678
Sale of short-term non-equity investments	**57,080**	22,955
Net cash (used in)/provided by investing activities	**(104,990)**	24,012
CASH FLOWS FROM FINANCING ACTIVITIES		
Bank charges on sale and lease back arrangement	**(493)**	(499)
Repayment of term loan and notes payable	-	(200,620)
Proceeds from borrowings	**201,401**	2,898
Proceeds from exercise of share options	**37,752**	9,327
Dividends paid	**(367,218)**	(54,749)
Deferred income	**144**	-
Net cash used in financing activities	**(128,414)**	(243,643)
Net decrease in cash and cash equivalents	**(28,663)**	(43,432)
Effect of exchange rate changes	**(493)**	(3,223)
Cash and cash equivalents at beginning of financial year	**303,575**	350,230
Cash and cash equivalents at end of financial year	**274,419**	303,575

1. GENERAL

Singapore Airport Terminal Services Limited ("the Company") is a limited liability company incorporated in the Republic of Singapore. The Company is a subsidiary of Singapore Airlines Limited and its ultimate holding company is Temasek Holdings (Private) Limited, both incorporated in the Republic of Singapore. Related companies in these financial statements refer to members of the group of companies owned or controlled by Singapore Airlines Limited.

The registered office of the Company is at 20 Airport Boulevard, Singapore 819659.

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- Ground handling services including airfreight handling services, passenger services, baggage handling services and apron services;
- Inflight catering services including aircraft interior cleaning and cabin handling services;
- Aviation security services;
- Airline laundry services; and
- Airport cargo delivery management services.

The Group is also engaged in the activity of manufacturing of chilled and frozen meat, seafood products, soups, sauces, convenient meals, processed fruits and vegetables. During the year, the Group acquired 34% interest in Ready Fresh Pte Ltd. There have been no significant changes in the nature of the activities during the financial year.

The consolidated financial statements for the financial year ended 31 March 2005 were authorised for issue in accordance with a resolution of the Directors on 6 May 2005.

2. SIGNIFICANT RELATED PARTY TRANSACTIONS (In $ Thousands)

The following transactions are entered into by the Group with related parties at market rates:

	Group	
	2004-05	**2003-04**
Services rendered by:		
Immediate holding company	**15,602**	15,250
Related companies	**38**	346
	15,640	15,596
Sales to:		
Immediate holding company	**422,762**	361,272
Related companies	**155,751**	151,899
Associated companies	**1,505**	1,284
	580,018	514,455
Interest income from:		
Immediate holding company	**953**	1,080
Associated companies	**7**	24
	960	1,104

2. SIGNIFICANT RELATED PARTY TRANSACTIONS (CONT'D) (In $ Thousands)

Directors' and key executives' remuneration of the Company:

	Company	
	2004-05	**2003-04**
KEY EXECUTIVES (EXCLUDING EXECUTIVE DIRECTORS)		
Salary, bonuses and other costs	**1,819**	2,225
CPF and other defined contributions	**42**	86
	1,861	2,311
DIRECTORS		
Directors fees	**533** *	412

* Proposed

Share options granted to and exercised by key executives of the Company are as follows:

Name Of Participant	Options Granted During Financial Year Under Review	Exercise Price For Options Granted During Financial Year Under Review	Aggregate Options Granted Since Commencement Of Scheme To End Of Financial Year Under Review	Aggregate Options Exercised Since Commencement Of Scheme To End Of Financial Year Under Review	Aggregate Options Outstanding At End Of Financial Year Under Review
Ng Chin Hwee	326,000	$2.09	326,000	-	326,000
Karmjit Singh	94,000	$2.09	1,134,000	(387,750)	746,250
Leong Kok Hong	70,000	$2.09	501,500	(78,000)	423,500
Tan Chuan Lye	81,500	$2.09	513,000	(78,000)	435,000

1 INTERESTED PERSON TRANSACTIONS (In $ Thousands)

Interested person transactions under the shareholders' mandate for the year are as follows:

Name Of Interested Person	Aggregate Value Of All Interested Person Transactions Entered Into During The Financial Years Below (Excluding Transactions Of Value Less Than $100,000 And Transactions Conducted Under The Shareholders' Mandate Pursuant To Rule 920)		Aggregate Value Of All Interested Person Transactions Entered Into During The Financial Years Below Under The Shareholders' Mandate Pursuant To Rule 920 (Excluding Transactions Of Value Less Than $100,000)	
	2004-05	**2003-04**	**2004-05**	**2003-04**
Singapore Airlines Limited	-	-	98,100	9,732
Singapore Airlines Cargo Pte Ltd	-	-	40,000	144
SembCorp Environmental Management Pte Ltd	-	-	5,009	-
SES Systems Pte Ltd	-	-	891 #	-
Republic Advertising Consultants (a division of SNP Corporation Limited)	-	-	675	-
Changi International Airport Services Pte Ltd	76,500	-	-	-
Premas International Ltd	-	-	-	2,180
Invo-Tech Engineering Pte Ltd	-	-	-	4,384
Keppel Electric Pte Ltd	-	-	-	1,680
NCS Communications Engineering Pte Ltd	-	-	-	2,728
SembCorp Power Pte Ltd	-	-	-	1,463
SIA Engineering Company Limited	-	-	-	308
CET Technologies Pte Ltd	-	-	-	974
SIA Properties Pte Ltd	-	-	-	276
SilkAir Pte Ltd	-	-	-	241
Eagle Services Asia Pte Ltd	-	-	-	154
Singapore Food Industries Ltd	-	-	-	117
SembCorp Logistics Ltd	-	260 *	-	-
Total	76,500	260	144,675	24,381

* This was previously reflected as $255,000 in our Annual Report 2003-04 and our quarterly financial statements for 2nd quarter 2003-04. It has since come to our attention that the amount should be correctly reflected as $260,000.

Includes amounts invoiced and paid in FY2003-04

Note: All the above interested person transactions were done on normal commercial terms.

INFORMATION ON SHAREHOLDINGS

AS AT 16 MAY 2005

Authorised share capital	:	2,000,000,000 ordinary shares of S$0.10 each
Issued and fully paid	:	1,028,054,425 ordinary shares of S$0.10 each
Voting Rights	:	One Vote Per Share

ANALYSIS OF SHAREHOLDINGS

Range Of Shareholdings	No. Of Shareholders	%	Amount Of Shareholdings	%
1 – 999	165	0.74	70,918	0.01
1,000 – 10,000	21,623	96.57	40,319,527	3.92
10,001 – 1,000,000	596	2.66	23,180,466	2.25
1,000,001 and above	8	0.03	964,483,514	93.82
Total	22,392	100.00	1,028,054,425	100.00

MAJOR SHAREHOLDERS

No.	Name	No. Of Shares Held	%
1	SINGAPORE AIRLINES LIMITED	870,000,000	84.63
2	UNITED OVERSEAS BANK NOMINEES PTE LTD	24,759,600	2.41
3	CITIBANK NOMINEES SINGAPORE PTE LTD	24,112,153	2.34
4	DBS NOMINEES PTE LTD	19,746,261	1.92
5	RAFFLES NOMINEES PTE LTD	16,341,300	1.59
6	HSBC (SINGAPORE) NOMINEES PTE LTD	6,143,700	0.60
7	MERRILL LYNCH (S'PORE) PTE LTD	2,027,000	0.20
8	OCBC NOMINEES SINGAPORE PTE LTD	1,353,500	0.13
9	CAPITAL INTELLIGENCE LIMITED	830,000	0.08
10	REALTY & INVESTMENT HOLDINGS PTE LTD	600,000	0.06
11	UOB KAY HIAN PTE LTD	565,000	0.05
12	OCBC SECURITIES PRIVATE LTD	522,500	0.05
13	BNP PARIBAS NOMINEES SINGAPORE PTE LTD	419,000	0.04
14	PHILLIP SECURITIES PTE LTD	371,600	0.04
15	BNP PARIBAS PEREGRINE SEC PTE LTD	347,000	0.03
16	ROYAL BANK OF CANADA (ASIA) LTD	332,000	0.03
17	LIM THIAM YEW	329,000	0.03
18	DBS VICKERS SECURITIES (S) PTE LTD	300,000	0.03
19	YAP SIEAN SIN	300,000	0.03
20	W. GAN SDN. BHD.	286,000	0.03
		969,685,614	94.32

INFORMATION ON SHAREHOLDINGS

AS AT 16 MAY 2005

SUBSTANTIAL SHAREHOLDERS

As at 16 May 2005, the substantial shareholders of the Company and their direct and deemed interests, as shown in the Company's Register of Substantial Shareholders, were as follows:

Name Of Substantial Shareholder	No. Of Shares In Which The Substantial Shareholder Has A Direct Interest (Representing Percentage Of Total Shareholding**)	No. Of Shares In Which The Substantial Shareholder Has A Deemed Interest (Representing Percentage Of Total Shareholding**)	Total No. Of Shares In Which The Substantial Shareholder Is Interested (Representing Percentage Of Total Shareholding**)
Temasek Holdings (Private) Limited	-	*870,010,000 (approximately **84.63%)	870,010,000 (approximately **84.63%)
Singapore Airlines Limited	870,000,000 (approximately **84.63%)	-	870,000,000 (approximately **84.63%)

* Derived mainly through the direct interest of Singapore Airlines Limited

** The shareholding percentages have been calculated based on a total issued share capital of 1,028,054,425 shares as at 16 May 2005.

SHAREHOLDING HELD BY THE PUBLIC

As at 16 May 2005, the percentage of shareholding of the Company held in the hands of the public (as defined in the SGX-ST Listing Manual) was approximately 15.33%, and accordingly the Company confirms that Rule 723 of the SGX-ST Listing Manual has been complied with.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 32nd Annual General Meeting of the Company will be held at the Mandarin Ballroom, Level 6, South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on Tuesday 19 July 2005 at 10.00 am to transact the following business:

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2005 and the Auditors' Report thereon.

2. To declare a final dividend of 60% or 6 cents per share less income tax of 20% for the year ended 31 March 2005.

3. To re-elect Dr Ow Chin Hock, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

4. To re-elect Mr Ng Kee Choe, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

5. To appoint Mr Khaw Kheng Joo as Director pursuant to Article 89 of the Company's Articles of Association.

6. To re-appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

7. To approve payment of Directors' Fees of $532,879.46 (FY2003/04: $411,600.00) for the year ended 31 March 2005.

SPECIAL BUSINESS
ORDINARY RESOLUTION

8. To consider and, if thought fit, to pass, with or without modifications, the following resolution as an Ordinary Resolution:

   "That the Board of Directors of the Company be and is hereby authorised to offer and grant Options (as defined in the SATS Employee Share Option Plan (the "Plan")) in accordance with the rules of the Plan and to allot and issue from time to time such number of ordinary shares of $0.10 each in the capital of the Company as may be required to be issued pursuant to the exercise of the Options under the Plan, Provided Always that the aggregate number of such ordinary shares to be issued pursuant to the Plan shall not exceed 15 per cent of the total issued ordinary share capital of the Company from time to time."

9. To transact any other business which may arise and can be transacted at an annual general meeting.

NOTICE IS HEREBY GIVEN THAT, subject to approval being obtained at the 32nd Annual General Meeting of the Company for the declaration of the final dividend to be paid on 3 August 2005, the Transfer Books and Register of Members of the Company will be closed on 26 July 2005 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, M & C Services Private Limited, at 138 Robinson Road, #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on 25 July 2005 will be registered to determine shareholders' entitlements to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 25 July 2005 will be entitled to the proposed final dividend.

By order of the Board

YIP WAI PING ANNABELLE
Company Secretary

Dated this 6th day of June 2005
Singapore

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE OF ANNUAL GENERAL MEETING

EXPLANATORY NOTES

i. Mr Barry Desker will retire from office at the Annual General Meeting pursuant to Article 83 of the Company's Articles of Association, and will not be standing for re-election. The Board thanks Mr Desker for his contributions and service to the Company during his tenure as a Director.

ii. In relation to Ordinary Resolution Nos. 3 and 4, Dr Ow Chin Hock and Mr Ng Kee Choe will also be retiring from office at the Annual General Meeting pursuant to Article 83 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Dr Ow will upon re-election continue to serve as a member of the Audit and Risk Management Committee. Mr Ng will upon re-election continue to serve as Chairman of the Audit and Risk Management Committee and as a member of the Board Executive Committee. The Nominating Committee and the Board consider Dr Ow and Mr Ng as independent Directors. Please refer to the sections on Board of Directors and Corporate Governance in the SATS Annual Report for FY2004-05 for more information relating to Dr Ow and Mr Ng.

iii. In relation to Ordinary Resolution No. 5, please refer to the section on Proposed Director in the SATS Annual Report for FY2004-05 for more information relating to Mr Khaw Kheng Joo. The Board considers Mr Khaw to be an independent Director.

iv. Ordinary Resolution No. 7 is to approve the payment of Directors' Fees of $532,879.46 (FY2003/04: $411,600.00) for the year ended 31 March 2005, for services rendered by Directors on the Board as well as various Board Committees. The formula for computation of the said Directors' Fees is set out in the Corporate Governance section in the SATS Annual Report for FY2004-05. In it, the basic retainer fee for Directors and the allowances for the Deputy Chairman and for Chairmen and members of the various Board Committees have been increased, in line with market practice and commensurate with their duties and responsibilities, and to address the need for the Company to pay competitive and equitable remuneration in order to attract and retain Directors with the necessary capabilities and desired attributes to serve on the Board and add value to the Company and its shareholders. Prior to this proposed increase, the basic retainer fee for Directors had been kept at $28,000 since FY2000-01 (and indeed had been reduced for FY2001-02 due to the general economic downturn and the events of 11 September 2001 which occurred in that year).

v. Ordinary Resolution No. 8 is to authorise the Directors to offer and grant options and to allot and issue shares upon the exercise of such options in accordance with the provisions of the SATS Employee Share Option Plan (the "Plan"), provided that the aggregate number of shares to be issued pursuant to the Plan does not exceed 15 per cent of the total issued share capital of the Company from time to time. The modified and restated Plan was approved at the Extraordinary General Meeting of the Company held on 7 July 2001, and amended by the Company to comply with the provisions of the revised Listing Manual of the SGX-ST as announced on 4 June 2003, and further amended at the Extraordinary General Meetings of the Company held on 19 July 2003 and 20 July 2004 respectively.

NOTES

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two (2) proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at Robinson Road Post Office, P O Box 2114, Singapore 904114 not less than 48 hours before the time appointed for the Meeting.

This page is intentionally left blank.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

PROXY FORM

IMPORTANT
1. For investors who have used their CPF monies to buy the Company's shares, this Report is forwarded to them at the request of their CPF approved nominees and is sent solely FOR THEIR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

*I/We ______________________________ (NRIC/Passport No.: ______________) of

____

being a *member/members of Singapore Airport Terminal Services Limited, hereby appoint

Name	Address	NRIC/Passport Number	Proportion Of Shareholdings (No. Of Shares)

and/or (delete as appropriate)

or failing *him/her, the Chairman of the Annual General Meeting ("**AGM**") of the Company, as *my/our *proxy/proxies to attend and to vote for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the AGM of the Company to be held on 19 July 2005 and at any adjournment thereof.

*I/We direct *my/our *proxy/proxies to vote for or against the Ordinary Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM and at any adjournment thereof. If no person is named in the above boxes, the Chairman of the AGM shall be *my/our proxy to vote, for or against the Ordinary Resolutions to be proposed at the AGM as indicated hereunder, for *me/us and on *my/our behalf at the AGM and at any adjournment thereof.

No.	Resolution	**For	**Against
	Ordinary Business		
1	Adoption of the Directors' Report, Audited Accounts and the Auditors' Report		
2	Declaration of final dividend		
3	Re-election of Dr Ow Chin Hock retiring by rotation in accordance with Article 83		
4	Re-election of Mr Ng Kee Choe retiring by rotation in accordance with Article 83		
5	Appointment of Mr Khaw Kheng Joo as Director pursuant to Article 89		
6	Re-appointment and remuneration of Auditors		
7	Approval of Directors' Fees		
	Special Business		
8	Authority for Directors to offer and grant options and issue shares in accordance with the provisions of the SATS Employee Share Option Plan		

* Please delete accordingly
** Please indicate your vote "For" or "Against" with a "√" within the box provided

Dated this __________ day of __________ 2005

No. Of Shares Held	

____
Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ NOTES OVERLEAF

NOTES:

1. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Such proxy need not be a member of the Company.
2. Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy, failing which the appointments will be deemed to have been made in the alternative.
3. The instrument appointing a proxy or representative must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney or officer duly authorised.
4. A corporation which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act (Cap. 50) of Singapore, to attend and vote on its behalf.
5. The instrument appointing a proxy or proxies (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) must be deposited at Robinson Road Post Office, P.O. Box 2114 Singapore 904114, at least 48 hours before the time appointed for the AGM.
6. On a show of hands, the Chairman of the AGM, who may be appointed as proxy by one or more members and who may also be a member in his own name, may vote as he deems fit, subject to applicable law.
7. A member should insert the total number of Shares held. If the member has Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act (Cap. 50) of Singapore), he should insert that number of Shares. If the member has Shares registered in his name in the Register of Members, he should insert that number of Shares. If the member has Shares entered against his name in the Depository Register as well as Shares registered in his name in the Register of Members, he should insert the aggregate number of Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Shares held by the member.
8. The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the AGM as certified by The Central Depository (Pte) Limited to the Company.

FOLD ALONG THIS LINE (1)


SATS

Please
Affix
Postage
Stamp

THE COMPANY SECRETARY
SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Robinson Road Post Office
P O Box 2114
Singapore 904114

FOLD ALONG THIS LINE (2)

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
(Company Registration No. 197201770G)

REQUEST FORM

6 June 2005

Dear Shareholder

This is a copy of the Summary Financial Report ("SFR") of Singapore Airport Terminal Services Limited ("SATS") for financial year 2004-05. The SFR contains a review of the SATS Group for the year ended 31 March 2005. It also contains a summary of the audited financial statements of SATS and the SATS Group for that financial year. We will continue to send you a copy of the SFR for subsequent financial years, for as long as you are a SATS shareholder, unless you indicate or had previously indicated otherwise.

The Directors' Report and the full financial statements of SATS and the SATS Group are set out in a separate report called the Annual Report. This report is available to all SATS shareholders at no cost upon request.

If you wish to receive a copy of the Annual Report for the financial year 2004-05 and for subsequent financial years for as long as you are a shareholder, please complete the request form below by ticking the appropriate box, and return it to us at the address specified overleaf, by no later than 13 June 2005. **If we do not receive your request form by such date, it will indicate that you do not wish to receive the Annual Report for the financial year 2004-05 and for future financial years.** Nonetheless, please note that you may change your wishes in respect of our SFR and Annual Report for future financial years. Also, if you had previously indicated your wishes to us in connection with your receipt of the SFR and/or Annual Report for this and future financial years, we will take it that there have been no changes to your wishes and will act accordingly unless you inform us otherwise.

Please note that you will also be able to access the Annual Report on the SATS website www.sats.com.sg.

Yours faithfully
FOR SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

ANNABELLE YIP
Company Secretary

TO: **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Robinson Road Post Office
PO Box 2114
Singapore 904114

NB. Please tick only one box. Incomplete or incorrectly completed forms will not be processed.

[ ] *Please send to me the Annual Report for the financial year 2004-05 only.

[ ] Please do not send to me/us the Summary Financial Report and Annual Report for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.

[ ] Please send to me/us the Annual Report in addition to the Summary Financial Report for financial year 2004-05 and for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.

Name (s) of shareholder(s): ______________________

NRIC/Passport Number(s): ______________________

The shares are held by me under or through (*please tick*):

[ ] CDP Securities Account Number: 1 6 8 1 – _ _ _ _ – _ _ _ _ _

[ ] CPF Investment Scheme ("CPFIS") Account

* *If you hold the shares under or through CPFIS, you can only select this first option.*

Address: ______________________

Signature(s): ______________________ Date: ______________________

FOLD ALONG THIS LINE (1)


SATS

POSTAGE WILL BE PAID BY LICENSEE.
FOR POSTING IN SINGAPORE ONLY.

BUSINESS REPLY SERVICE
PERMIT NO. 06426

THE COMPANY SECRETARY
SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Robinson Road Post Office
P O Box 2114
Singapore 904114

FOLD ALONG THIS LINE (2)

DESIGN AND PRODUCTION
BY Q-PLUS DESIGN

REGISTERED OFFICE
Singapore Airport Terminal Services Limited (SATS)
20 Airport Boulevard
SATS Inflight Catering Centre 1
Singapore 819659

COMPANY REGISTRATION NO.
197201770G

CORPORATE WEBSITE
www.sats.com.sg

INVESTOR RELATIONS CONTACT
T (65) 6541 8153
F (65) 6541 8154

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
27 May 2005	Lodgment of Return of Allotment of Share – 2,600 shares
27 May 2005	Lodgment of Return of Allotment of Share – 2,600 shares
24 May 2005	Lodgment of Return of Allotment of Share – 10,400 shares
24 May 2005	Lodgment of Return of Allotment of Share – 5,200 shares
24 May 2005	Lodgment of Return of Allotment of Share – 2,600 shares
19 May 2005	Lodgment of Return of Allotment of Share – 13,000 shares
19 May 2005	Lodgment of Return of Allotment of Share – 10,400 shares
19 May 2005	Lodgment of Return of Allotment of Share – 13,000 shares
16 May 2005	Lodgment of Return of Allotment of Share – 2,600 shares
10 May 2005	Lodgment of Return of Allotment of Share – 5,200 shares
10 May 2005	Lodgment of Return of Allotment of Share – 5,200 shares
09 May 2005	Lodgment of Return of Allotment of Share – 2,600 shares
09 May 2005	Lodgment of Return of Allotment of Share – 2,600 shares
05 May 2005	Lodgment of Return of Allotment of Share – 5,200 shares
05 May 2005	Lodgment of Return of Allotment of Share – 2,600 shares
03 May 2005	Lodgment of Return of Allotment of Share – 2,600 shares
03 May 2005	Lodgment of Return of Allotment of Share – 2,600 shares
27 April 2005	Lodgment of Return of Allotment of Share – 11,000 shares
27 April 2005	Lodgment of Return of Allotment of Share – 7,800 shares
25 April 2005	Lodgment of Return of Allotment of Share – 18,200 shares
25 April 2005	Lodgment of Return of Allotment of Share – 7,800 shares
25 April 2005	Lodgment of Return of Allotment of Share – 13,000 shares

20 April 2005	Lodgment of Return of Allotment of Share –	15,600 shares
20 April 2005	Lodgment of Return of Allotment of Share –	10,400 shares
20 April 2005	Lodgment of Return of Allotment of Share –	10,400 shares
15 April 2005	Lodgment of Return of Allotment of Share –	2,600 shares
15 April 2005	Lodgment of Return of Allotment of Share –	5,200 shares
15 April 2005	Lodgment of Return of Allotment of Share –	5,800 shares
14 April 2005	Lodgment of Return of Allotment of Share –	10,400 shares
14 April 2005	Lodgment of Return of Allotment of Share –	7,800 shares
08 April 2005	Lodgment of Return of Allotment of Share –	5,200 shares
08 April 2005	Lodgment of Return of Allotment of Share –	7,800 shares
07 April 2005	Lodgment of Return of Allotment of Share –	18,800 shares
07 April 2005	Lodgment of Return of Allotment of Share –	5,800 shares
07 April 2005	Lodgment of Return of Allotment of Share –	18,100 shares

(L70)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001195767A
Transaction No	: C050212567
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 27/05/2005 12:16

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 535.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Company Type

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- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

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(copy of resolution)

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

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Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/05/2005 (dd/mm/yyyy)

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List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102811422.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102811422.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001195735A

Date/Time : 27/05/2005 12:10

Transaction No : C050212532

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 545.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)



If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/05/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102811162.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102811162.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001188674A

Date/Time : 24/05/2005 11:47

Transaction No : C050204965

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 555.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file

Browse...

name as **filenameyyyyMMddmmsstt** (Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset


bizFILE

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 10400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/05/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]


bizFILE

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102810902.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102810902.50**	**0.00**	**0.00**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001188652A

Date/Time : 24/05/2005 11:41

Transaction No : C050204946

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 565.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file

Browse...

name as **filenameyyyyMMddmmsstt** (Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ● **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ● Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/05/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102809862.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102809862.50**	**0.00**	**0.00**


bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001188622A

Date/Time : 24/05/2005 11:35

Transaction No : C050204919

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 575.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file

Browse...

name as **filename*yyyyMMddmmsstt***

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ Allottee is an Individual
- ◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/05/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102809342.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102809342.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001183572A

Date/Time : 19/05/2005 09:58

Transaction No : C050199285

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 85.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file

Browse...

name as **filename*yyyyMMddmmsstt*** (Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)



If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 13000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 17/05/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102809082.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102809082.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001183541A

Date/Time : 19/05/2005 09:49

Transaction No : C050199258

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 95.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file

Browse...

name as **filename*yyyyMMddmmsstt*** (Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ● **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ● Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 10400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 17/05/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102807782.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102807782.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001183523A

Date/Time : 19/05/2005 09:42

Transaction No : C050199240

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 105.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file

Browse...

name as **filenameyyyyMMddmmsstt** (Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Reset



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 13000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 17/05/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102806742.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102806742.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001177141A

Date/Time : 16/05/2005 10:36

Transaction No : C050192363

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 115.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for *subsequent allottees in box (b) and leave blank for rest of the items.*

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/05/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102805442.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102805442.50**	**0.00**	**0.00**

②



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001168095A

Date/Time : 10/05/2005 10:30

Transaction No : C050182877

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 125.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/05/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102805182.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102805182.50**	**0.00**	**0.00**

(i)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001168054A

Date/Time : 10/05/2005 10:18

Transaction No : C050182839

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 135.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/05/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]




LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102804662.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102804662.50**	**0.00**	**0.00**





GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001165592A

Date/Time : 09/05/2005 09:29

Transaction No : C050180464

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 145.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT





HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Browse...

Note : Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back


bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/05/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102804142.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102804142.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001165583A

Date/Time : 09/05/2005 09:23

Transaction No : C050180451

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 155.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/05/2005 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0





LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102803882.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102803882.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001162141A

Date/Time : 05/05/2005 15:11

Transaction No : C050176758

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 165.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102803622.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102803622.50**	**0.00**	**0.00**

(1) (264)


bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001162104A

Date/Time : 05/05/2005 15:04

Transaction No : C050176725

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 175.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT


bizFILE


LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/04/2005 (dd/mm/yyyy)

Save Reset Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0





LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102803102.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102803102.50**	**0.00**	**0.00**

(263) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001157316A

Date/Time : 03/05/2005 12:09

Transaction No : C050171639

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 185.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset





HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		




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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102802842.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102802842.50**	**0.00**	**0.00**

(263) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001157289A

Date/Time : 03/05/2005 12:01

Transaction No : C050171613

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 195.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ Allottee is an Individual
◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0


bizFILE

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102802582.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102802582.50**	**0.00**	**0.00**

(262)

(2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001149551A

Date/Time : 27/04/2005 13:04

Transaction No : C050162484

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 205.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a considertion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 11000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 22/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0





LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102802322.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102802322.50**	**0.00**	**0.00**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001149537A

Date/Time : 27/04/2005 12:58

Transaction No : C050162472

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 215.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 22/04/2005 (dd/mm/yyyy)

Save Reset Back


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102801222.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102801222.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001145208A

Date/Time : 25/04/2005 12:15

Transaction No : C050157992

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 225.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT




LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 18200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102800442.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102800442.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001145184A

Date/Time : 25/04/2005 12:09

Transaction No : C050157971

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 235.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102798622.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102798622.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001145165A

Date/Time : 25/04/2005 12:03

Transaction No : C050157950

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 245.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 13000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0





LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102797842.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102797842.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001138628A

Date/Time : 20/04/2005 10:19

Transaction No : C050150853

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 255.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 15600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 14/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**


bizFILE

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102796542.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102796542.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001138609A
Transaction No	: C050150829
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 20/04/2005 10:13

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 265.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 10400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 14/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102794982.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102794982.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001138585A

Date/Time : 20/04/2005 10:03

Transaction No : C050150797

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 275.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 10400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 14/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102793942.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102793942.50**	**0.00**	**0.00**



bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000001132738A   Date/Time : 15/04/2005 10:37

Transaction No : C050144418

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 285.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0


bizFILE

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102792902.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102792902.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001132715A

Date/Time : 15/04/2005 10:31

Transaction No : C050144392

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 295.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102792642.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102792642.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001132691A

Date/Time : 15/04/2005 10:25

Transaction No : C050144368

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 305.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back


bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102792122.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102792122.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001130565A

Date/Time : 14/04/2005 09:48

Transaction No : C050142078

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 315.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 10400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102791542.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102791542.50**	**0.00**	**0.00**



bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001130541A

Date/Time : 14/04/2005 09:41

Transaction No : C050142060

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 325.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102790502.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102790502.50**	**0.00**	**0.00**

(257)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001123250A

Date/Time : 08/04/2005 11:14

Transaction No : C050134687

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 335.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/04/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102789722.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102789722.50**	**0.00**	**0.00**

(23+) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000001123237A

Date/Time : 08/04/2005 11:08

Transaction No : C050134665

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 345.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (◉) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (◉) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/04/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**


bizFILE

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102789202.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102789202.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001121825A	Date/Time : 07/04/2005 14:51
Transaction No	: C050133271	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 355.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.



Save
Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 18800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/04/2005 (dd/mm/yyyy)

Save Reset Back




LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102788422.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102788422.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001121800A

Date/Time : 07/04/2005 14:42

Transaction No : C050133243

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 365.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT







Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back



LOCAL COMPANY TRANSACTIONS



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/04/2005 (dd/mm/yyyy)

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List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



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Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102786542.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102786542.50**	**0.00**	**0.00**


bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001121783A

Date/Time : 07/04/2005 14:36

Transaction No : C050133228

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 375.00

This is a computer-generated receipt. No signature is required.

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- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

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Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

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Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

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Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 18800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/04/2005 (dd/mm/yyyy)

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Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102785962.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102785962.50**	**0.00**	**0.00**



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Release Date	Announcement Details
SINGAPORE AIRPORT TRML SVCSLTD	
Jun 25 2005	MISCELLANEOUS :: NOTICE OF EXTRAORDINARY GENERAL MEETING
Jun 20 2005	MISCELLANEOUS :: CORRIGENDUM-PAGE 15 OF THE SATS ANNUAL REPORT 2004/2005
Jun 13 2005	MISCELLANEOUS :: OPERATING DATA FOR MAY 2005
Jun 06 2005	MISCELLANEOUS :: NOTICE OF ANNUAL GENERAL MEETING

- May 19 2005 MISCELLANEOUS :: ANNOUNCEMENT PURSUANT TO RULE 704(11) OF THE SGX-ST LISTING MANUAL
- May 17 2005 MISCELLANEOUS :: OPERATING DATA FOR APRIL 2005
- May 13 2005 MISCELLANEOUS :: PRESENTATION SLIDES FOR FY2004-05 RESULTS BRIEFING
- May 13 2005 MISCELLANEOUS :: ANNOUCEMENT PURSUANT TO RULE 306 OF THE SGX-ST LISTING MANUAL
- May 11 2005 FULL YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
- May 11 2005 MISCELLANEOUS :: SATS ANNOUNCES NET PROFIT OF $174M FOR FY2004-05
- May 05 2005 MISCELLANEOUS :: SATS NAMED BEST AIR CARGO TERMINAL OPERATOR IN ASIA FOR THE NINTH TIME
- Apr 15 2005 MISCELLANEOUS :: OPERATING DATA FOR MARCH 2005


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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Annabelle Yip
Designation *	Company Secretary
Date & Time of Broadcast	25-Jun-2005 16:23:56
Announcement No.	00008

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Announcement Title *	Notice of Extraordinary General Meeting
Description	
Attachments:	NoticeofEGM.pdf Total size = **31K** (2048K size limit recommended)

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NOTICE OF EXTRAORDINARY GENERAL MEETING

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders (the "**Shareholders**") of Singapore Airport Terminal Services Limited (the "**Company**") will be held at Mandarin Ballroom, Level 6, South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on 19 July 2005 at 10.20 a.m. (or as soon thereafter following the conclusion or adjournment of the 32nd Annual General Meeting of the Company to be held at 10.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, approving, with or without amendment, the following Resolutions, of which Resolution 1 will be proposed as a Special Resolution and Resolutions 2, 3, 4 and 5 will be proposed as Ordinary Resolutions.

Resolution 1: Special Resolution
The Proposed Alterations to the Articles of Association

That Article 52(2) of the Articles of Association of the Company be and are hereby altered, and a new Article 135A be inserted immediately after Article 135, in the manner and to the extent as set out in Appendix 1 to the circular to Shareholders dated 25 June 2005 (the "**Circular**").

Resolution 2: Ordinary Resolution
The Proposed Share Issue Mandate

That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the listing manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

Resolution 3: Ordinary Resolution
The Proposed Modification to, and Renewal of, the Mandate for Interested Person Transactions

That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the listing manual ("**Chapter 9**") of the SGX-ST, for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 2 to the Circular with any party who is of the class of interested persons described in Appendix 2 to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(b) the approval given in paragraph (a) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

Resolution 4: Ordinary Resolution
The Proposed SATS Restricted Share Plan

That:

(a) a new restricted share plan to be known as the "SATS Restricted Share Plan" (the "**SATS RSP**"), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, under which awards ("**RSP Awards**") of fully paid-up ordinary shares of S$0.10 each in the capital of the Company (the "**Shares**"), their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees of the Company and/or its subsidiaries, including executive Directors of the Company and/or its subsidiaries, details of which are set out in the Circular, be and is hereby approved;

(b) the Directors of the Company be and are hereby authorised:

(i) to establish and administer the SATS RSP; and

(ii) to modify and/or alter the SATS RSP from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the SATS RSP, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the SATS RSP; and

(c) the Directors of the Company be and are hereby authorised to grant RSP Awards in accordance with the provisions of the SATS RSP and to allot and issue from time to time such number of fully paid-up Shares as may be required to be allotted and issued pursuant to the vesting of RSP Awards under the SATS RSP, provided that the aggregate number of Shares to be allotted and issued pursuant to the SATS Employee Share Option Plan (the "**SATS ESOP**"), the SATS RSP and the SATS PSP (as defined in Resolution 5 below) shall not exceed 15 per cent. of the total issued ordinary share capital of the Company from time to time.

Resolution 5: Ordinary Resolution

The Proposed SATS Performance Share Plan

That:

(a) a new performance share plan to be known as the "SATS Performance Share Plan" (the "**SATS PSP**"), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Meeting, under which awards ("**PSP Awards**") of fully paid-up Shares, their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees of the Company and/or its subsidiaries, including executive Directors of the Company and/or its subsidiaries, details of which are set out in the Circular, be and is hereby approved;

(b) the Directors of the Company be and are hereby authorised:

  (i) to establish and administer the SATS PSP; and

  (ii) to modify and/or alter the SATS PSP from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the SATS PSP, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the SATS PSP; and

(c) the Directors of the Company be and are hereby authorised to grant PSP Awards in accordance with the provisions of the SATS PSP and to allot and issue from time to time such number of fully paid-up Shares as may be required to be issued pursuant to the vesting of PSP Awards under the SATS PSP, provided that the aggregate number of Shares to be allotted and issued pursuant to the SATS ESOP, the SATS PSP and the SATS RSP shall not exceed 15 per cent. of the total issued ordinary share capital of the Company from time to time.

By Order of the Board

Yip Wai Ping Annabelle
Company Secretary

25 June 2005
Singapore

Notes:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
2. The instrument appointing a proxy or proxies must be deposited at Robinson Road Post Office, P.O. Box 2114, Singapore 904114 not less than 48 hours before the time appointed for the Extraordinary General Meeting.



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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Annabelle Yip
Designation *	Company Secretary
Date & Time of Broadcast	20-Jun-2005 17:25:00
Announcement No.	00032

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Announcement Title *	Corrigendum-Page 15 of the SATS Annual Report 2004/2005
Description	
Attachments:	Corrigendum.pdf Total size = **63K** (2048K size limit recommended)

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CORRIGENDUM-PAGE 15 OF THE SATS ANNUAL REPORT 2004/2005

Singapore Airport Terminal Services Limited ("SATS" or the "Company") wishes to draw your attention to 2 typographical errors in the SATS Annual Report 2004/2005 released today, in the section entitled "Milestones" on page 15:

As printed	Corrected version
30 July **2005** SATS Group posts net profit of S$49.3 million for the first quarter of FY2004-05.	30 July **2004** SATS Group posts net profit of S$49.3 million for the first quarter of FY2004-05.
28 October **2005** SATS Group records a net profit of S$31.4 million for the second quarter of FY2004-05.	28 October **2004** SATS Group records a net profit of S$31.4 million for the second quarter of FY2004-05.

(amendments above highlighted in bold and underlined for your reference)

The version of the SATS Annual Report 2004/2005 posted on the SGX website www.sgx.com has been amended accordingly.

We regret any inconvenience caused.


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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Annabelle Yip
Designation *	Company Secretary
Date & Time of Broadcast	13-Jun-2005 17:28:10
Announcement No.	00046

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Announcement Title *	Operating Data for May 2005
Description	Attached is the SATS Operating Data for May 2005.
Attachments:	SATS-OperatingData-May2005.pdf Total size = **67K** (2048K size limit recommended)

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This is the SATS operating data for May 2005:

	May 2005	May 2004	% change
Unit Services Handled ('000)	7.00	6.44	+ 8.7
Flights Handled ('000)	7.10	6.19	+ 14.6
Cargo/Mail Processed ('000 tonnes)	115.72	119.04	- 2.8
Passengers Handled ('M)	2.12	1.94	+ 9.1
Unit Meals Produced ('M)	1.53	1.42	+ 7.2
Gross Meals Produced ('M)	1.91	1.80	+ 6.1

Note:

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

Except for cargo/mail processed, all other operating indices showed good growth in the workload volumes in May 2005 compared with the corresponding month a year ago. Record highs were achieved for Unit Services handled and Flights handled for May 2005 - the increases in volumes were contributed largely by the low cost carriers.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418153
Fax: 65-65418154



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Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Yip Wai Ping Annabelle
Designation *	Company Secretary
Date & Time of Broadcast	06-Jun-2005 19:06:31
Announcement No.	00080

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Announcement Title *	Notice of Annual General Meeting
Description	
Attachments:	NoticeofAGM.pdf Total size = **27K** (2048K size limit recommended)

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 32nd Annual General Meeting of the Company will be held at the Mandarin Ballroom, Level 6, South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on Tuesday 19 July 2005 at 10.00 am to transact the following business:

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2005 and the Auditors' Report thereon.

2. To declare a final dividend of 60% or 6 cents per share less income tax of 20% for the year ended 31 March 2005.

3. To re-elect Dr Ow Chin Hock, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

4. To re-elect Mr Ng Kee Choe, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

5. To appoint Mr Khaw Kheng Joo as Director pursuant to Article 89 of the Company's Articles of Association.

6. To re-appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

7. To approve payment of Directors' Fees of $532,879.46 (FY2003/04: $411,600.00) for the year ended 31 March 2005.

SPECIAL BUSINESS
ORDINARY RESOLUTION

8. To consider and, if thought fit, to pass, with or without modifications, the following resolution as an Ordinary Resolution:

   "That the Board of Directors of the Company be and is hereby authorised to offer and grant Options (as defined in the SATS Employee Share Option Plan (the "Plan")) in accordance with the rules of the Plan and to allot and issue from time to time such number of ordinary shares of $0.10 each in the capital of the Company as may be required to be issued pursuant to the exercise of the Options under the Plan, Provided Always that the aggregate number of such ordinary shares to be issued pursuant to the Plan shall not exceed 15 per cent of the total issued ordinary share capital of the Company from time to time."

9. To transact any other business which may arise and can be transacted at an annual general meeting.

NOTICE IS HEREBY GIVEN THAT, subject to approval being obtained at the 32nd Annual General Meeting of the Company for the declaration of the final dividend to be paid on 3 August 2005, the Transfer Books and Register of Members of the Company will be closed on 26 July 2005 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, M & C Services Private Limited, at 138 Robinson Road, #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on 25 July 2005 will be registered to determine shareholders' entitlements to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 25 July 2005 will be entitled to the proposed final dividend.

By order of the Board

YIP WAI PING ANNABELLE
Company Secretary

Dated this 6th day of June 2005
Singapore

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE OF ANNUAL GENERAL MEETING

EXPLANATORY NOTES

i. Mr Barry Desker will retire from office at the Annual General Meeting pursuant to Article 83 of the Company's Articles of Association, and will not be standing for re-election. The Board thanks Mr Desker for his contributions and service to the Company during his tenure as a Director.

ii. In relation to Ordinary Resolution Nos. 3 and 4, Dr Ow Chin Hock and Mr Ng Kee Choe will also be retiring from office at the Annual General Meeting pursuant to Article 83 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Dr Ow will upon re-election continue to serve as a member of the Audit and Risk Management Committee. Mr Ng will upon re-election continue to serve as Chairman of the Audit and Risk Management Committee and as a member of the Board Executive Committee. The Nominating Committee and the Board consider Dr Ow and Mr Ng as independent Directors. Please refer to the sections on Board of Directors and Corporate Governance in the SATS Annual Report for FY2004-05 for more information relating to Dr Ow and Mr Ng.

iii. In relation to Ordinary Resolution No. 5, please refer to the section on Proposed Director in the SATS Annual Report for FY2004-05 for more information relating to Mr Khaw Kheng Joo. The Board considers Mr Khaw to be an independent Director.

iv. Ordinary Resolution No. 7 is to approve the payment of Directors' Fees of $532,879.46 (FY2003/04: $411,600.00) for the year ended 31 March 2005, for services rendered by Directors on the Board as well as various Board Committees. The formula for computation of the said Directors' Fees is set out in the Corporate Governance section in the SATS Annual Report for FY2004-05. In it, the basic retainer fee for Directors and the allowances for the Deputy Chairman and for Chairmen and members of the various Board Committees have been increased, in line with market practice and commensurate with their duties and responsibilities, and to address the need for the Company to pay competitive and equitable remuneration in order to attract and retain Directors with the necessary capabilities and desired attributes to serve on the Board and add value to the Company and its shareholders. Prior to this proposed increase, the basic retainer fee for Directors had been kept at $28,000 since FY2000-01 (and indeed had been reduced for FY2001-02 due to the general economic downturn and the events of 11 September 2001 which occurred in that year).

v. Ordinary Resolution No. 8 is to authorise the Directors to offer and grant options and to allot and issue shares upon the exercise of such options in accordance with the provisions of the SATS Employee Share Option Plan (the "Plan"), provided that the aggregate number of shares to be issued pursuant to the Plan does not exceed 15 per cent of the total issued share capital of the Company from time to time. The modified and restated Plan was approved at the Extraordinary General Meeting of the Company held on 7 July 2001, and amended by the Company to comply with the provisions of the revised Listing Manual of the SGX-ST as announced on 4 June 2003, and further amended at the Extraordinary General Meetings of the Company held on 19 July 2003 and 20 July 2004 respectively.

NOTES

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two (2) proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at Robinson Road Post Office, P O Box 2114, Singapore 904114 not less than 48 hours before the time appointed for the Meeting.


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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Annabelle Yip
Designation *	Company Secretary
Date & Time of Broadcast	19-May-2005 22:09:42
Announcement No.	00085

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Announcement Title *	Announcement Pursuant to Rule 704(11) of the SGX-ST Listing Manual
Description	As required by Rule 704(11) of the Listing Manual of the SGX-ST, Singapore Airport Terminal Services Limited (the "Company") wishes to announce that to the best of its knowledge, there is no person occupying a managerial position in the Company or in any of its principal subsidiaries, who is a relative of a director or chief executive officer or substantial shareholder of the Company.
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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Annabelle Yip
Designation *	Company Secretary
Date & Time of Broadcast	17-May-2005 12:42:51
Announcement No.	00008

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Announcement Title *	Operating Data For April 2005
Description	Attached is the SATS Operating Data for April 2005.
Attachments:	SATS-OperatingData-April2005.pdf Total size = **67K** (2048K size limit recommended)

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This is the SATS operating data for April 2005:

	April 2005	April 2004	% change
Unit Services Handled ('000)	6.74	6.18	+ 9.2
Flights Handled ('000)	6.74	5.86	+ 15.0
Cargo/Mail Processed ('000 tonnes)	119.71	113.73	+ 5.3
Passengers Handled ('M)	2.10	1.95	+ 7.2
Unit Meals Produced ('M)	1.53	1.42	+ 8.0
Gross Meals Produced ('M)	1.91	1.81	+ 5.7

Notes:

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

All operating indices showed significant increases in April 2005 compared with the corresponding month a year ago. Business volumes have gone up due to increased traffic from existing clients as well as new clients obtained (nine in total) since May 2004.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418153
Fax: 65-65418154



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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Annabelle Yip
Designation *	Company Secretary
Date & Time of Broadcast	13-May-2005 18:05:41
Announcement No.	00101

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Announcement Title *	Presentation Slides for FY2004-05 Results Briefing
Description	Attached are the slides for the FY2004-05 Results Briefing for Analysts & Media on 12 May 2005.
Attachments:	SATS-ReviewFY2004-05-Briefing-120505.pdf Total size = **1346K** (2048K size limit recommended)

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FY2004-05 Results
Briefing to Analysts & Media
12 May 2005
SATS
YES! to Exceptional Service


SATS
• Improvement in Operating Profit and Profit Before Tax despite exceptional item.
• Significant jump in profit contribution from associated companies.
• PATMI affected by tax write-back last year and exceptional item due restructuring.
2

SATS

Financial Highlights

(S$m)	FY 2003-04	% Change	FY 2002-03
Operating Revenue	868.7	*12.3*	958.1
Operating Expenditure	677.9	*14.4*	729.9
Operating Profit	190.8	*4.9*	228.2
Share of Profits from Associated Companies	33.8	*49.4*	30.2
PBT before Exceptional Item	225.6	*11.7*	258.1
Exceptional Item	8.0	*260.0*	-
PBT	217.6	*2.6*	258.1
PATMI	189.8	*(8.4)*	214.7

SATS

Financial Highlights

(S$m)	FY 2003-04	% Change	FY 2002-03
Operating Revenue	868.7	*12.3*	958.1
Operating Expenditure	677.9	*13.3*	729.9
Operating Profit	190.8	*8.8*	228.2
Share of profits from associated companies	33.8	*49.4*	30.2
PBT before exceptional item	225.6	*15.0*	258.1
Exceptional item	-	-	-
PBT	225.6	*15.0*	258.1
PATMI *	175.1	*15.8*	196.9

* Excludes one-off and exceptional items

Group Revenue ($'M)

	FY2004-05	FY2003-04	% change
Inflight Catering	**422.8**	356.5	+ *18.6*
Ground Handling	**438.4**	418.3	+ *4.8*
Aviation Security	**73.4**	59.9	+ *22.5*
Others*	**41.1**	34.0	+ *20.9*
Group	**975.7**	**868.7**	**+ *12.3***

* Others include contributions from other subsidiaries and leasing activities.


SATS
Group Revenue ($ 975.7 M)
Security Svcs
(7%)
Others
(4%)
8%
4%
43%
45%
Inflight
Catering
(41%)
Ground
Handling
(48%)
Figures in ( ) refer to composition for FY2003-04
6



SATS
Quarterly Trend
Revenue
Expenditure
Operating Profit
PATMI
(S$m)
300.0
250.0
200.0
150.0
100.0
50.0
0.0
4Q
SARS
4Q
4Q
227.6
238.0
248.4
244.1
172.7
215.3
240.9
239.8
237.9
246.1
254.2
237.5
168.0
176.0
192.9
193.6
149.7
157.6
172.0
197.9
187.6
190.1
203.2
194.6
69.0
62.0
55.5
50.5
27.9
57.7
68.9
49.4
50.3
56.0
51.0
42.9
59.6
49.6
50.7
45.5
23.1
50.9
61.7
41.9
49.3
31.4
50.7
42.4
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
FY2002-03
FY2003-04
FY2004-05
7

SATS

Operating Data

	FY2004-05	FY2003-04	% change
Unit Services ('000)	**78.39**	67.77	+ *15.7*
Cargo/Mail Processed ('000 tonnes)	**1,424.69**	1,381.63	+ *3.1*
Passengers Handled ('M)	**25.27**	21.24	+ *19.0*
Unit Meals ('M)	**18.53**	15.43	+ *20.0*

SATS

Group Expenditure ($'M)

	FY2004-05	FY2003-04	% change
Staff costs	**427.0**	366.1	+ *16.6*
Raw materials	**89.5**	66.0	+ *35.6*
Licensing fees	**64.2**	60.7	+ *5.8*
Depreciation charges	**63.2**	61.5	+ *2.8*
Company accommodation & Utilities	**58.3**	55.8	+ *4.5*
Other costs	**73.3**	67.8	+ *8.1*
Group	**775.5**	**677.9**	**+ *14.4***
$ Cost per Unit Svc	**9,895**	**10,003**	**- *1.1***



SATS
Expenditure ($ 775.5 M)
Other Costs
(10%)
Company Accommodation &
Utilities (8%)
Depreciation Charges
(9%)
Licensing Fees
(9%)
Cost of Raw Materials
(10%)
Staff Costs
(54%)
8%
8%
12%
Figures in ( ) refer to composition for FY2003-04



Margins

(%)	FY 2004-05	FY 2003-04	% pts Change
Net Margin without Associated Companies	**16.3**	19.4	- 3.1
Net Margin with Associated Companies	**20.2**	22.6	- 2.4

* *Net margins calculated without exceptional items*

SATS

Group Financial Ratios

	FY2004-05	FY2003-04	*change*
Earnings per share (cents)	**17.0**	18.9	**- *10.1 %***
Return on Average Shareholders' Funds (%)	**15.1**	16.4	**- *1.3% pt***
Net asset value per share ($)	**1.04**	1.22	**- *14.8 %***
EVA ($'M)	**91.5**	80.4	**+ 13.8%**
Debt / Equity ratio	**0.23**	0.04	**+ *0.19 pt***



Productivity

SATS

	FY2004-05	FY2003-04	% change
Average staff strength	8,521	9,372	- *9.1*
Value Added Per Employee ($)	78,824	66,897	+ *17.8*

- Average staff strength for FY2004-05 was calculated based on opening strength of **9,180** (Apr 04) and closing strength of **7,861** (Mar 05).

Cash Flow Statements

SATS

S$m	FY2004-05	FY2003-04
Net cash from operating activities	**204.2**	173.0
Net cash from investing activities	**(105.0)**	24.0
Net cash from financing activities	**(128.4)**	(243.6)
Net increase in cash & cash equivalents	**(29.2)**	(46.6)
Cash & cash equivalents		
at beginning of period	**303.6**	350.2
at end of period	**274.4**	303.6



Dividends

- Ordinary final dividend raised to 6 cents gross per share, making total ordinary gross dividend payout of 9 cents per share

	FY2004-05	FY2003-04*	% change
Interim Gross Dividends (cents)	**3.0**	3.0	-
Final Gross Dividends (cents)	**6.0**	5.0	20.0
TOTAL Ordinary Gross Dividends (cents)	**9.0**	8.0	12.5
Net Ordinary Dividend Payout (%)	**42.5**	33.6	8.9 pts
Net Ordinary Dividends paid ($'M)	**73.9**	63.8	15.8

** Excluding a special dividend of 37 cents per share paid*

Based on $2.08 (ave share price for FY2004-05), the dividend yield is **4.3 %**



Commercial Update:

- Gulf Air – *3 May 2004*
- Shandong Airlines (SC) – *29 May 2004*
- Northwest Airlines (NW) *Catering - 1 Sept 2004*
- Air Zimbabwe (UM) – *22 Nov 2004*
- Valuair (VF) *Catering – 5 May 2004*
- Tiger Airways (TR) – *15 Sept 2004*
- Jetstar Asia (3K) – *13 Dec 2004*




GULF AIR


nwa.


air zimbabwe

Valuair




JetAsia


SATS
Loss of Contracts
Swiss International Air Lines (LX) – 1 Mar 2005
swiss
Emirates (EK) Catering – 1 Feb 2005
Emirates
17


SATS
Overseas Business Review
18

SATS

Share of Profits from Associated Companies

	FY2002-03	FY2003-04	**FY2004-05**
Share of Profits from Associated Companies ($'M)	30.2	33.8	**50.5**
As a % of PBT less Exceptional Item	11.7	15.0	**20.0**
As a % of PBT	11.7	15.5	**22.6**

CAGR (FY2002-03 to FY2004-05) = 29%

SATS

Current Overseas JVs



OVERSEAS INVESTMENTS
Ground Handling JVs
JAS Airport Services (JAS) (49.8%)
Asia Airfreight Terminal (AAT) (49.0%)
Beijing Aviation Ground Services (BGS) (40.0%)
Tan Son Nhat Cargo Services (TCS) (30.0%)
Evergreen Air Cargo Services Corporation (EGAC) (25.0%)
Evergreen Airline Services Corporation (EGAS) (20.0%)
In-flight Catering JVs
TAJ SATS Air Catering (TSAC) (49.0%)
Beijing Airport Inflight Kitchen (BAIK) (40.0%)
Maldives Inflight Catering (MIC) (35.0%)
Taj Madras Flight Kitchen Ltd (TMFK) (30.0%)
MacroAsia-Eurest Catering Services (MECS) (20.0%)
Macau Catering Services (MCS) (16.7%)
Evergreen Sky Catering (ESC) (15.0%)


SATS
SATS OVERSEAS' JVs
Beijing
Tianjin
Delhi
Hong
Kong
Taipei
Kolkata
Macau
Mumbai
Manila
Chennai
Ho Chi Minh
Male
Medan
Singapore
Balikpapan
Pekanbaru
Batam
Manado
Banjarmasin
Palu
Jakarta
Makassar
Timika
Surabaya
Denpasar
Inflight Catering
Ground/Cargo Handling
21


SATS
Expansion of Overseas Business
JAS Airport Services (JAS)
Acquired 49.8% in June 04
Valued at US$60M (S$103M)
Cargo & ground handling
22



Expansion of Overseas Business

Asia Airfreight Terminal (AAT)

- Increased stake in AAT from 24.5% to 49% in Aug 04
- Valued at S$76.5M
- AAT is building a second airfreight terminal to increase its handling capacity from 570,000 tons to 1.5M tons, targeted for completion in end 2006.



SATS

Expansion of Overseas Business

Tianjin Airport Kitchen (TAK)

- BAIK acquired a 60% stake in Tianjin Airport Kitchen (TAK) in May 2004
- Valued at S$1.63M




SATS

Outlook for FY2005-06

- Business volume is expected to improve with higher level of passenger and cargo traffic. Rates will continue to be under competitive pressure. The Group will maintain its focus on product innovation and service excellence while striving for higher operating and cost efficiencies.
- The Group is strategically well positioned to penetrate the growing overseas markets. We are achieving results in our overseas investments, and are targeting further opportunities in China, South Asia and the Middle East.


SATS

SATS Review FY2004-05

The End

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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Annabelle Yip
Designation *	Company Secretary
Date & Time of Broadcast	13-May-2005 12:09:35
Announcement No.	00024

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Announcement Title *	Annoucement Pursuant to Rule 306 of the SGX-ST Listing Manual
Description	The attached file contains the Quarterly Report of the Directors of the Company, referred to in Rule 309(3) of the Listing Manual. The Quarterly Report has been lodged with the Trustee.
Attachments:	SATS-MTN.pdf Total size = **285K** (2048K size limit recommended)

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To: Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00,
SGX Centre 1,
Singapore 068804

DBS Trustee Ltd
6 Shenton Way,
DBS Building Tower 1, #36-02
Singapore 068809
Investment Banking - Trust Services
Att'n: Ms Ong Yim Lye/Mr Dinesh Menon

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
$500 MILLION MEDIUM TERM NOTE PROGRAMME ("THE PROGRAMME")
TRUST DEED DATED 26 MARCH 2001 ("THE TRUST DEED") AND SUPPLEMENTAL TRUST DEED DATED 5 AUGUST 2004 ("THE SUPPLEMENTAL TRUST DEED")

We, Edmund Cheng Wai Wing and Chew Choon Seng, being two directors of Singapore Airport Terminal Services Limited ("the Issuer"), hereby confirm that for the quarter ending 31 March 2005:

(i) the limits on liabilities or borrowings as prescribed by the Trust Deed have not been exceeded;

(ii) the Issuer has observed and performed all the covenants and obligations binding on it pursuant to the Trust Deed and the Notes;

(iii) no Event of Default has occurred;

(iv) no material trading or capital loss has been sustained by the Group;

(v) no circumstances materially affecting the Group have occurred which adversely affect the Notes;

(vi) no additional contingent liabilities have been incurred by the Group, and no contingent liability of the Group has matured or is likely to mature within the next 12 months which will materially affect the Issuer in its ability to repay the Notes;

(vii) there has been no change in any accounting method or method of valuation of assets or liabilities of the Group;

(viii) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer and/or the Group misleading or inappropriate; and

(ix) no substantial change in the nature of the business of the Issuer and/or the Group has taken place since the date of the Trust Deed.

All words and expressions used in this letter shall bear the meanings as set out in the Trust Deed.

Dated: 29 April 2005

Edmund Cheng Wai Wing
Chairman

Chew Choon Seng
Deputy Chairman


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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Annabelle Yip
Designation *	Company Secretary
Date & Time of Broadcast	11-May-2005 18:08:16
Announcement No.	00094

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For the Financial Period Ended *	31-03-2005

Attachments:

- Profit_Annoucement_FY200405.pdf (1)
- Auditors_Report_FY200405.pdf (2)

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AUDITED RESULTS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2005

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

PROFIT AND LOSS ACCOUNT (in $ million)
for the fourth quarter and financial year ended 31 March 2005

	THE GROUP			
	4th Quarter		Financial Year	
	2004-05	2003-04	2004-05	2003-04
REVENUE	237.5	239.8	975.7	868.7
EXPENDITURE				
Staff costs	(106.9)	(123.0)	(427.0)	(366.1)
Cost of raw materials	(22.7)	(19.3)	(89.5)	(66.0)
Licensing fees	(15.2)	(16.7)	(64.2)	(60.7)
Depreciation charges	(16.1)	(15.5)	(63.2)	(61.5)
Company accommodation and utilities	(16.5)	(13.9)	(58.3)	(55.8)
Other costs	(17.2)	(9.5)	(73.3)	(67.8)
	(194.6)	(197.9)	(775.5)	(677.9)
OPERATING PROFIT	42.9	41.9	200.2	190.8
Interest on borrowings	(1.6)	(1.6)	(3.9)	(6.1)
Interest income	1.0	1.3	3.3	5.0
Dividend from long-term investment	-	-	0.6	0.7
Amortisation of goodwill	-	-	(0.1)	(0.1)
Amortisation of deferred income	0.3	0.4	1.3	1.6
Gain/(loss) on disposal of fixed assets	-	-	0.2	(0.1)
Share of profits of associated companies	10.5	7.9	50.5	33.8
PROFIT BEFORE EXCEPTIONAL ITEM	53.1	49.9	252.1	225.6
Exceptional item*	-	-	(28.8)	(8.0)
PROFIT BEFORE TAXATION	53.1	49.9	223.3	217.6
Taxation	(10.6)	(0.6)	(49.2)	(28.0)
PROFIT AFTER TAXATION	42.5	49.3	174.1	189.6
Minority Interests	(0.1)	0.1	(0.3)	0.2
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	42.4	49.4	173.8	189.8
Notes :				
(i) Profit after taxation is arrived at after crediting/(charging):				
Foreign exchange gain/(loss), net	0.1	(1.7)	1.0	(4.5)
Adjustments for over provision of tax in respect of prior years				
- Change in corporate tax rate	-	9.4	-	9.4
- Over/(under) provision in prior years	1.6	(1.1)	1.6	10.6

* Cost of restructuring exercise

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS At 31 March (in $ million)

	THE GROUP		THE COMPANY	
	31.03.2005	**31.03.2004**	**31.03.2005**	**31.03.2004**
Share capital				
Authorised	200.0	200.0	200.0	200.0
Issued and fully-paid	102.8	100.6	102.8	100.6
Distributable reserves				
Revenue reserve	919.5	1,113.1	590.1	689.7
Foreign currency translation reserve	(1.1)	3.2	-	-
Non-distributable reserve				
Share premium	44.3	8.7	44.3	8.7
Statutory reserve	2.7	2.5	-	-
Share capital and reserves	1,068.2	1,228.1	737.2	799.0
Minority interests	2.8	2.5	-	-
Deferred taxation	76.4	81.3	40.4	41.3
Loan from immediate holding company	43.0	43.6	43.0	43.6
Notes Payable	200.0	-	200.0	-
Term loans	4.3	3.0	-	-
Deferred income	28.1	29.8	28.0	29.8
	1,422.8	1,388.3	1,048.6	913.7
Represented by:-				
Fixed assets				
Leasehold land and buildings	548.4	578.2	532.0	561.6
Progress payments	12.3	25.2	0.2	0.2
Others	174.5	185.7	2.0	2.8
	735.2	789.1	534.2	564.6
Subsidiary companies	-	-	43.3	43.3
Associated companies	331.7	141.0	272.4	95.2
Long-term investment	7.9	7.9	7.9	7.9
Goodwill on consolidation	1.4	1.4	-	-
Loan to third party	43.0	43.6	43.0	43.6
Current assets				
Trade debtors	53.8	60.0	1.1	1.1
Other debtors	16.5	9.3	12.7	5.4
Related companies	204.5	215.0	152.9	145.1
Associated companies	1.1	0.6	1.1	0.6
Stocks	10.9	9.0	0.3	0.3
Short-term non-equity investments	37.8	94.8	37.8	94.8
Bank fixed deposits	139.3	177.1	138.8	176.1
Cash and bank balances	17.2	9.8	9.1	3.9
	481.1	575.6	353.8	427.3
Less: **Current liabilities**				
Term loans	0.9	0.8	-	-
Bank overdraft - secured	0.8	2.3	-	-
Trade creditors	110.6	97.1	16.2	15.2
Other creditors	8.9	14.2	4.5	8.1
Related companies	-	-	170.6	232.6
Provision for taxation	56.3	55.9	14.7	12.3
	177.5	170.3	206.0	268.2
Net current assets	303.6	405.3	147.8	159.1
	1,422.8	1,388.3	1,048.6	913.7

1(b) (ii) Aggregate amount of group's borrowings and debt securities

(In $ million)

Amount repayable in one year or less, or on demand

As at 31.03.2005		As at 31.03.2004	
Secured *	Unsecured	Secured *	Unsecured
1.0	0.7	2.5	0.6

Amount repayable after one year

As at 31.03.2005		As at 31.03.2004	
Secured *	Unsecured	Secured *	Unsecured
2.7	244.6	2.7	43.9

Details of any collateral

* Secured by a first legal mortgage over the building located at 22 Senoko Way which is occupied by subsidiary, M/s Country Foods Pte Ltd.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED CASH FLOW STATEMENT (in $ million)
for the financial year ended 31 March 2005

	The Group	
	2004-05	**2003-04**
Cash flows from operating activities		
Profit before taxation	223.3	217.6
Adjustments for:		
Interest income	(3.3)	(5.0)
Interest on borrowings	3.9	6.1
Dividend from long-term investment	(0.6)	(0.7)
Depreciation of fixed assets	63.2	61.5
Effects of exchange rate changes	0.5	3.2
(Gain)/loss on disposal of fixed assets	(0.2)	0.1
Share of profits of associated companies	(50.5)	(33.8)
Amortisation of goodwill	0.1	0.1
Amortisation of deferred income	(1.3)	(1.6)
Operating profit before working capital changes	235.1	247.5
(Increase)/decrease in debtors	(1.6)	8.8
(Increase)/decrease in stocks	(2.0)	1.1
Decrease/(increase) in amounts owing by related companies	9.1	(10.6)
Increase/(decrease) in creditors	8.1	(29.2)
Decrease in amounts due from associated companies	0.6	0.1
Cash generated from operations	249.3	217.7
Interest paid to third parties	(3.4)	(6.2)
Tax paid	(41.2)	(35.3)
Net cash provided by operating activities	204.7	176.2
Cash flows from investing activities		
Purchase of fixed assets	(12.0)	(28.2)
Investments in associated companies	(175.1)	-
Repayment of loan from associated company	0.2	0.4
Dividends from associated companies	20.2	22.9
Dividend from long-term investment	0.6	0.7
Proceeds from disposal of fixed assets	0.4	0.3
Interest received from deposits	3.6	4.9
Sale of short-term non-equity investments	57.1	23.0
Net cash (used in)/provided by investing activities	(105.0)	24.0
Cash flows from financing activities		
Bank charges on sales and lease back arrangement	(0.5)	(0.5)
Proceeds from borrowings	201.4	2.9
Repayment of term loan and notes payable	-	(200.6)
Proceeds from exercise of share options	37.8	9.3
Dividends paid	(367.2)	(54.7)
Deferred income	0.1	-
Net cash used in financing activities	(128.4)	(243.6)
Net decrease in cash and cash equivalents	(28.7)	(43.4)
Effects of exchange rate changes	(0.5)	(3.2)
Cash and cash equivalents at beginning of financial year	303.6	350.2
Cash and cash equivalents at end of financial year	274.4	303.6

1(d) (i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENTS OF CHANGES IN EQUITY (in $ million)
for the financial year ended 31 March 2005

	Share Capital	Share Premium	Revenue Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total
THE GROUP						
Balance at 31 March 2004	100.6	8.7	1,113.1	2.5	3.2	1,228.1
Share options exercised	2.2	35.6	-	-	-	37.8
Transfer to statutory reserve	-	-	(0.2)	0.2	-	-
Foreign currency translation adjustment	-	-	-	-	(4.3)	(4.3)
Net gain/(loss) not recognised in the profit and loss account	-	-	(0.2)	0.2	(4.3)	(4.3)
Profit attributable to shareholders for the financial year	-	-	173.8	-	-	173.8
Dividends, net	-	-	(367.2)	-	-	(367.2)
Balance at 31 March 2005	102.8	44.3	919.5	2.7	(1.1)	1,068.2
Balance at 31 March 2003	100.0	-	978.9	1.6	6.3	1,086.8
Share options exercised	0.6	8.7	-	-	-	9.3
Transfer to statutory reserve	-	-	(0.9)	0.9	-	-
Foreign currency translation adjustment	-	-	-	-	(3.1)	(3.1)
Net gain/(loss) not recognised in the profit and loss account	-	-	(0.9)	0.9	(3.1)	(3.1)
Profit attributable to shareholders for the financial year	-	-	189.8	-	-	189.8
Dividends, net	-	-	(54.7)	-	-	(54.7)
Balance at 31 March 2004	100.6	8.7	1,113.1	2.5	3.2	1,228.1

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

STATEMENTS OF CHANGES IN EQUITY (in $ million) (Cont'd)
for the financial year ended 31 March 2005

	Share Capital	Share Premium	Revenue Reserve	Total
THE COMPANY				
Balance at 31 March 2004	100.6	8.7	689.7	799.0
Share options exercised	2.2	35.6	-	37.8
Profit attributable to shareholders for the financial year	-	-	267.6	267.6
Dividends, net	-	-	(367.2)	(367.2)
Balance at 31 March 2005	102.8	44.3	590.1	737.2
Balance at 31 March 2003	100.0	-	619.8	719.8
Share options exercised	0.6	8.7	-	9.3
Profit attributable to shareholders for the financial year	-	-	124.6	124.6
Dividends, net	-	-	(54.7)	(54.7)
Balance at 31 March 2004	100.6	8.7	689.7	799.0

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) The issued and paid-up capital of the Company increased from S$100,600,548 as at 31 March 2004 to S$102,784,083 as at 31 March 2005. The increase was due to new ordinary shares of S$0.10 each of the Company ("Shares") allotted and issued pursuant to the exercise of options granted under the SATS Employee Share Option Plan ("Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

(ii) On 1 July 2004, options were granted under the Plan to eligible employees to subscribe for 17,658,100 Shares, out of which options in respect of 16,329,600 Shares were accepted by the employees. The exercise periods of the said options commence on 1 July 2005 for Senior Executives (as defined under the Plan) and 1 July 2006 for other employees, and expire on 30 June 2014. The exercise price of the Shares under the said options is S$2.09* per Share. As at 31 March 2005, options to subscribe for a total of 62,756,850 Shares were outstanding under the Plan. As at 31 March 2004, options to subscribe for a total of 68,911,300 Shares were outstanding under the Plan.

(iii) The movement of options to subscribe for Shares granted under the Plan during the financial year ended 31 March 2005 is as follows:

Date of grant	Balance at 01.04.2004/ **Date of grant	Lapsed	Exercised	Not accepted	Balance at 31.03.2005	Exercise price *	Expiry date
28.3.2000	17,487,100	198,800	-	-	17,288,300	S$2.20	27.3.2010
3.7.2000	13,500,050	49,500	5,754,100	-	7,696,450	S$1.80	2.7.2010
2.7.2001	9,039,850	54,000	6,623,900	-	2,361,950	S$1.24	1.7.2011
1.7.2002	14,818,700	76,900	9,185,750	-	5,556,050	S$1.60	30.6.2012
1.7.2003	14,065,600	132,200	271,600	-	13,661,800	S$1.47	30.6.2013
1.7.2004	17,658,100	137,300	-	1,328,500	16,192,300	S$2.09	30.6.2014
	86,569,400	648,700	21,835,350	1,328,500	62,756,850		

* At the extraordinary general meeting of the Company held on 20 July 2004, the Company's shareholders approved an amendment to the Plan allowing for adjustment to the exercise prices of existing options by the Committee administering the Plan, in the event of the declaration of a special dividend. At the same meeting, the Company's shareholders approved the declaration of a special dividend. The said Committee then approved a S$0.30 reduction of the exercise prices of the outstanding share options. Ernst & Young, the auditors of the Company, have confirmed such adjustments to be, in their opinion, fair and reasonable. The exercise prices reflected here are the exercise prices after such adjustment.

** Balance at date of grant for the most recent grant.

2 Whether the figures have been audited, or reviewed and in accordance with which standard.

The figures have been audited in accordance with Singapore Standards on Auditing.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

The auditor's report dated 6 May 2005 issued on the financial statements of Singapore Airport Terminal Services Limited and its subsidiaries for the financial year ended 31 March 2005 is reproduced as attached.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The same accounting policies and methods of computation have been applied.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6 Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	THE GROUP	
	2004-05	**2003-04**
Earnings per share based on net profit attributable to shareholders (cents):		
(i) Basic *	17.0	18.9
(ii) Diluted #	16.9	18.9

* Based on weighted average number of fully paid shares in issue.

Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	As at 31.03.2005	**As at 31.03.2004**	**As at 31.03.2005**	**As at 31.03.2004**
Net asset value per ordinary share (cents)	103.9	122.1	71.7	79.4

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP EARNINGS

8(a)(i) <u>Financial highlights for financial year ended 31 March 2005</u>

Operating Profit and Net Profit

The Group's operating profit for FY2004-05 was $200.2 million, an increase of $9.4 million or 4.9% compared to $190.8 million in the last financial year. However, the Group's profit after tax and minority interests declined 8.4% to $173.8 million because an exceptional item of $28.8 million was incurred in September 2004 due to the one-time cost of a restructuring exercise.

Balance Sheet

Shareholders' equity for the Group decreased from $1,228.1 million as at 31 March 2004 to $1,068.2 million as at 31 March 2005 mainly due to the payment of special dividend and final dividend for FY2003-04 of $301.8 million and $40.8 million respectively on 4 August 2004, and the interim dividend for FY2004-05 of $24.6 million on 26 November 2004. Profit after tax and minority interests for the financial year ended 31 March 2005 was $173.8 million, and share options exercised since 31 March 2004 amounted to $37.8 million.

Cash Flow

The Group has a cash balance of $274.4 million as at 31 March 2005, a decrease of $29.2 million compared to a year ago. The major cash outflows during the current financial year include payments of special dividend of $301.8 million and investment in overseas joint ventures amounting to $175.1 million. The major cash inflow during the current financial year includes the proceeds arising from the issue of a $200 million 5-year fixed rate note in September 2004.

8(a)(ii) <u>Detailed financial analysis for financial year ended 31 March 2005</u>

Operating Revenue

The segmental revenue and its composition are summarised below:

	2004-05		2003-04		
	$Million	%	$Million	%	% Change
Inflight catering	422.8	43.4	356.5	41.0	+ 18.6
Ground handling	438.4	44.9	418.3	48.2	+ 4.8
Security Services	73.4	7.5	59.9	6.9	+ 22.5
Others #	41.1	4.2	34.0	3.9	+ 20.9
Total	975.7	100.0	868.7	100.0	+ 12.3

Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

The Group's operating revenue for the current financial year was $975.7 million, an increase of 12.3% compared to $868.7 million in last financial year due primarily to higher business volumes but moderated by increased competition.

Revenue from inflight catering went up 18.6% from $356.5 million to $422.8 million for the financial year ended 31 March 2005 because of a 19.3% increase in the volume of inflight meals uplifted compared to the previous financial year which was affected by SARS outbreak.

Revenue from ground handling increased 4.8% from $418.3 million to $438.4 million because of more flights and higher cargo volume handled in the current financial year.

Revenue from aviation security services rose 22.5% from $59.9 million to $73.4 million because of security screening services rendered at the airport's gate hold room from September 2003.

Revenue from other services increased 20.9% from $34.0 million to $41.1 million.

Operating Expenditure

Total operating expenditure for the Group increased $97.6 million (+14.4%) to $775.5 million in FY2004-05 compared to $677.9 million in FY2003-04.

Staff costs rose $60.9 million (+16.6%) to $427.0 million in FY2004-05 compared to $366.1 million in the previous financial year. The higher staff cost was mainly due to higher provision for profit sharing bonus compared to last financial year, service increment effective October 2004, higher overtime and contract labour costs because of higher business volumes and one-off payment related to the new collective agreements. The increases were offset by savings from the restructuring exercise implemented in September 2004.

The higher operating costs came also from a $23.5 million (+35.6%) increase in cost of raw materials as a result of higher number of meals produced and higher prices of seafood, meat and poultry. In addition, licensing fees had increased $3.5 million (+5.8%) due to higher revenue earned. The increase in licensing fees was partly offset by the reduction under the new fees structure in the renewed ground handling agreements effective August 2004.

Profit Contribution from Associated Companies

Profit contribution from overseas through associated companies increased 49.4% from $33.8 million to $50.5 million for the financial year ended 31 March 2005. This represents 20.0% of the Group's profit before tax and exceptional item, a 5.0 percentage points rise from last financial year. Of the $16.7 million increase, $8.5 million came from additional equity acquired for Asia Airfreight Terminal.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

OUTLOOK FOR FINANCIAL YEAR 2005-06

Business volume is expected to improve with higher level of passenger and cargo traffic. Rates will continue to be under competitive pressure. The Group will maintain its focus on product innovation and service excellence while striving for higher operating and cost efficiencies.

The Group is strategically well positioned to penetrate the growing overseas markets. We are achieving results in our overseas investments, and are targeting further opportunities in China, South Asia and the Middle East.

11 Dividends

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes.

Name of dividend	Interim	Final
Dividend type	Cash	Cash
Dividend amount per share	3 cents per ordinary share less tax	6 cents per ordinary share less tax
Dividend rate	30%	60%
Par value of shares	10 cents	10 cents
Tax rate	20%	20%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes.

Name of dividend	Interim	Final	Special
Dividend type	Cash	Cash	Cash
Dividend amount per share	3 cents per ordinary share less tax	5 cents per ordinary share less tax	37 cents per ordinary share less tax
Dividend rate	30%	50%	370%
Par value of shares	10 cents	10 cents	10 cents
Tax rate	22%	20%	20%

(c) Date Payable

The final dividend, if approved by Shareholders on 19 July 2005, will be paid on 3 August 2005.

(d) Books Closure Date

Notice is hereby given that, subject to Shareholders' approval being obtained for the declaration of the final dividend to be paid on 3 August 2005, the Transfer Books and the Register of Members of the Company will be closed on 26 July 2005 for the preparation of dividend warrants. Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 pm on 25 July 2005 will be registered to determine shareholders' entitlements to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 25 July 2005 will be entitled to the proposed final dividend.

12 If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13 Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

13.1 BY INDUSTRY (in $ million)

	Inflight Catering	Ground Handling/ Cargo	Others	Eliminations	Total
Financial year ended 31 March 2005					
Revenue					
External revenue	422.8	438.4	114.5	-	975.7
Inter-segment revenue	2.3	-	85.1	(87.4)	-
Total revenue	425.1	438.4	199.6	(87.4)	975.7
Operating profit	93.5	68.0	38.7	-	200.2
Interest income	0.8	0.9	3.4	(1.8)	3.3
Interest on borrowings	-	-	(5.7)	1.8	(3.9)
Gross dividends from long-term investment	-	-	0.6	-	0.6
Share of results of associated companies	10.1	40.4	-	-	50.5
Gain on disposal of fixed assets	-	-	0.2	-	0.2
Amortisation of goodwill	-	-	(0.1)	-	(0.1)
Amortisation of deferred income	-	-	1.3	-	1.3
Exceptional item	(12.8)	(16.0)	-	-	(28.8)
Profit before taxation	91.6	93.3	38.4	-	223.3
Taxation	(17.8)	(20.4)	(11.0)	-	(49.2)
Net profit	73.8	72.9	27.4	-	174.1

13.1 BY INDUSTRY (CONT'D) (in $ million)

As at 31 March 2005	Inflight Catering	Ground Handling/ Cargo	Others	Eliminations	Total
Segment assets	412.2	569.4	287.0	-	1,268.6
Associated companies	65.0	266.5	0.2	-	331.7
Total assets	477.2	835.9	287.2	-	1,600.3
Total liabilities	37.6	47.4	283.5	-	368.5
Capital expenditure	2.6	7.6	2.9	-	13.1
Depreciation of fixed assets	25.2	34.0	4.0	-	63.2
Financial year ended 31 March 2004					
Revenue					
External revenue	356.5	418.3	93.9	-	868.7
Inter-segment revenue	1.8	-	78.1	(79.9)	-
Total revenue	358.3	418.3	172.0	(79.9)	868.7
Operating profit	78.1	74.2	38.5	-	190.8
Interest income	0.5	0.5	5.1	(1.1)	5.0
Interest on borrowings	-	-	(7.2)	1.1	(6.1)
Gross dividends from long-term investment	0.7	-	-	-	0.7
Share of results of associated companies	9.1	24.7	-	-	33.8
(Loss)/gain on disposal of fixed assets	-	0.1	(0.2)	-	(0.1)
Amortisation of goodwill	-	-	(0.1)	-	(0.1)
Amortisation of deferred income	-	-	1.6	-	1.6
Exceptional item	(1.5)	(5.1)	(1.4)	-	(8.0)
Profit before taxation	86.9	94.4	36.3	-	217.6
Taxation	(15.8)	(10.4)	(1.8)	-	(28.0)
Net profit	71.1	84.0	34.5	-	189.6
As at 31 March 2004					
Segment assets	485.1	630.7	301.2	-	1,417.0
Associated companies	65.7	73.6	2.3	-	141.6
Total assets	550.8	704.3	303.5	-	1,558.6
Total liabilities	35.4	42.2	83.4	-	161.0
Capital expenditure	5.1	16.9	11.4	-	33.4
Depreciation of fixed assets	24.8	31.6	5.1	-	61.5

13.2 BY GEOGRAPHICAL LOCATION (in $ million)

	Singapore	Overseas	Total
Financial year ended 31 March 2005			
Revenue	975.7	-	975.7
As at 31 March 2005			
Segment assets	1,211.4	57.2	1,268.6
Associated companies	0.2	331.5	331.7
Total assets	1,211.6	388.7	1,600.3
Capital expenditure	13.1	-	13.1
Financial year ended 31 March 2004			
Revenue	868.7	-	868.7
As at 31 March 2004			
Segment assets	1,352.5	64.5	1,417.0
Associated companies	0.2	141.4	141.6
Total assets	1,352.7	205.9	1,558.6
Capital expenditure	33.4	-	33.4

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Please refer to note 8.

15 A breakdown of sales.

(in $ million)	THE GROUP			
	2004-05	2003-04	% Change	
(a) Turnover reported for first half year	484.0	388.0	+	24.7
(b) Profit after tax before deducting minority interests reported for first half year	80.8	78.7	+	2.7
(c) Turnover reported for second half year	491.7	480.7	+	2.3
(d) Profit after tax before deducting minority interests reported for second half year	93.3	110.9	-	15.9

16 A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

($ million)	2004-05	2003-04
Ordinary	73.9 #	366.1*
Preference	-	-
Total	73.9	366.1

The above dividends are net of tax.

* Includes special dividend of $301.8 million

Includes proposed final dividend of $49.3 million, subjected to approval by the shareholders.

17 Interested Person Transactions

17.1 The interested person transactions entered into during the financial year ended 31 March 2005 and the immediately preceding financial year are listed below:

	Aggregate value of all interested person transactions entered into during the financial years below (excluding transactions of value less than S$100,000 and transactions conducted under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual)		Aggregate value of all interested person transactions entered into during the financial years below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000)	
	2004-05	2003-04	2004-05	2003-04
	$'000	$'000	$'000	$'000
Name of Interested Person				
Singapore Airlines Limited	-	-	98,100	9,732
Singapore Airlines Cargo Pte Ltd	-	-	40,000	144
SembCorp Environmental Management Pte Ltd	-	-	5,009	-
SES Systems Pte Ltd	-	-	891 #	-
Republic Advertising Consultants (a division of SNP Corporation Limited)	-	-	675	-
Changi International Airport Services Pte Ltd	76,500	-	-	-
Premas International Ltd	-	-	-	2,180
Invo-Tech Engineering Pte Ltd	-	-	-	4,384
Keppel Electric Pte Ltd	-	-	-	1,680
NCS Communications Engineering Pte Ltd	-	-	-	2,728
SembCorp Power Pte Ltd	-	-	-	1,463
SIA Engineering Company Limited	-	-	-	308
CET Technologies Pte Ltd	-	-	-	974
SIA Properties Pte Ltd	-	-	-	276
SilkAir Pte Ltd	-	-	-	241
Eagle Services Asia Pte Ltd	-	-	-	154
Singapore Food Industries Ltd	-	-	-	117
SembCorp Logistics Ltd	-	260 *	-	-
Total	76,500	260	144,675	24,381

* This was previously reflected as $255,000 in our Annual Report 2003-04 and our quarterly financial statements for 2nd quarter 2003-04. It has since come to our attention that the amount should be correctly reflected as $260,000.

Includes amounts invoiced and paid in FY2003-04

BY ORDER OF THE BOARD
Annabelle Yip Wai Ping
Company Secretary
11 May 2005
Singapore

Singapore Company Registration No: 197201770G

AUDITORS' REPORT TO THE MEMBERS OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We have audited the accompanying financial statements of Singapore Airport Terminal Services Limited (the "Company") and its subsidiaries (the "Group") set out on pages # to # for the year ended 31 March 2005. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2005, and changes in equity of the Group and of the Company, the results and cash flows of the Group for the financial year ended on that date; and

b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Ernst & Young

ERNST & YOUNG
Certified Public Accountants

Dated this 6th day of May 2005

Note:
\# The page numbers are stated in the Auditors' report dated 6 May 2005 included in the Singapore Airport Terminal Services Limited Annual Report for the financial year ended 31 March 2005.


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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Annabelle Yip
Designation *	Company Secretary
Date & Time of Broadcast	11-May-2005 17:28:15
Announcement No.	00049

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SATS ANNOUNCES NET PROFIT OF $174M FOR FY2004-05
Description	
Attachments:	News_Release_FY200405.pdf Total size = **506K** (2048K size limit recommended)

Previous Announcement **Next Announcement**



No. 01/06 11 May 2005

NEWS RELEASE ON FINANCIAL RESULTS
FOR FINANCIAL YEAR ENDED 31 MARCH 2005

SATS ANNOUNCES NET PROFIT OF S$174M FOR FY2004-05

Operating Profit up 5%.
Contribution from overseas operations up 49%.
Net Profit down 8% due to restructuring costs.

FINANCIAL HIGHLIGHTS

	FY2004-05	y.o.y. change	4th Quarter FY2004-05	y.o.y. change
• Operating revenue	$ 975.7M	+ 12.3%	$ 237.5M	- 1.0%
• Operating profit	$ 200.2M	+ 4.9%	$ 42.9M	+ 2.4%
• Share of profits of associated companies	$ 50.5M	+ 49.4%	$ 10.5M	+ 32.9%
• Profit before tax	$ 223.3M	+ 2.6%	$ 53.1M	+ 6.4%
• Profit attributable to shareholders	$ 173.8M	- 8.4%	$ 42.4M	- 14.2%
• Earnings per share – basic *	17.0 cents	- 10.1%		
• Dividends per share#	9.0 cents	+ 12.5%		

** based on weighted average number of fully paid shares in issue*

 # excludes special dividend of 37 cents per share paid for FY2003-04

Note: The SATS Group's audited financial results for the financial year ended 31 March 2005 were announced on 11 May 2005. A summary of the financial and operating statistics is shown in Annex A. (All monetary figures are in Singapore Dollars. The Group comprises the parent holding unit, its subsidiaries and associated companies).

GROUP EARNINGS

Financial Year 2004-05

The Group's revenue for the year increased 12.3% to $975.7 million. This increase was attributed to the strong rebound of traffic this year after the outbreak of the Severe Acute Respiratory Syndrome (SARS) in the first half of the last financial year.

Expenditure grew 14.4% to $775.5 million primarily because of higher staff costs and raw materials. Staff costs rose 16.6% to $427.0 million as a result of higher profit sharing bonus provision, service increment and one-off payments related to the signing of new collective agreements with the Unions.

Operating profit increased 4.9% or $9.4 million, to $200.2 million.

Profit before tax and exceptional item improved 11.7% to $252.1 million.

Profit before tax increased 2.6% to $223.3 million after taking into consideration an exceptional item of $28.8 million for the one-time restructuring exercise in September 2004 compared to $8.0 million for the previous year's retrenchment exercise.

Share of profits from associated companies improved $16.7 million, or 49.4% to $50.5 million. These companies now contribute 20% of Group profit before tax and exceptional item, up 5 percentage points from last year.

Taxation for the year increased by $21.2 million compared to the previous year because of a tax write-back of $21.1 million in that year.

Profit attributable to shareholders declined 8.4% to $173.8 million.

Basic earnings per share was 17 cents, a decrease of 1.9 cents (-10.1%). Return on average shareholders' funds was 15.1%, a decrease of 1.3 percentage points.

GROUP FINANCIAL POSITION (as at 31 March 2005)

Shareholders' funds of the Group stood at $1,068.2 million, which was 13% ($159.9 million) lower than at 31 March 2004.

Net asset value per share for the Group was $1.04 as at 31 March 2005, a decrease of 18 cents compared to 31 March 2004. This is due to the payment of a net special dividend of 29.6 cents per share on 4 August 2004.

The Group's total assets increased 2.7% to $1,600.3 million.

Total debt of the Group was $249.0 million at 31 March 2005, up against $49.7 million as at 31 March 2004. The increase in debt was due to the issuance of $200 million debt from the Medium Term Note (MTN) programme. As a result, the debt equity ratio was 0.23 at 31 March 2005, compared to 0.04 as at 31 March 2004.

GROUP OPERATING PERFORMANCE

Traffic volume has rebounded strongly since the SARS outbreak from April to June 2003. As a result, there was an increase in the full year operating data as follows:

Full Year Performance	FY2004-05	FY2003-04	% change
Passengers handled ('M)	25.27	21.24	+ 19.0
Meals produced ('M)	23.53	19.73	+ 19.3
Flights handled ('000)	76.09	63.13	+ 20.5
Cargo/mail processed ('000 tonnes)	1,424.69	1,381.63	+ 3.1

DIVIDENDS

An interim dividend of 3 cents gross per share, amounting to $24.6 million after tax, was paid on 26 November 2004.

A final dividend of 6 cents gross per share, amounting to $49.3 million after tax, has been proposed. The ordinary dividend after tax for the year will amount to $73.9 million.

The total dividend after tax for the year of $73.9 million represents a dividend payout of 42.5%.

OUTLOOK FOR FY2005-06

Business volume is expected to improve with higher level of passenger and cargo traffic. Rates will continue to be under competitive pressure. The Group will maintain its focus on product innovation and service excellence while striving for higher operating and cost efficiencies.

The Group is strategically well positioned to penetrate the growing overseas markets. We are achieving results in our overseas investments, and are targeting further opportunities in China, South Asia and the Middle East.

About Singapore Airport Terminal Services Limited (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 13 overseas investments covering 25 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS has been listed on the Singapore Exchange since May 2000.

Announcement information:

The SATS Group's FY2004-05 results are available on www.sats.com.sg

For the complete audited FY2004-05 financial statement, please refer to the SGXNet filing.

Investor and Media Contacts:

Mah Tze Chiang
Investor Relations Manager SATS
Tel: (65) 6541-8150 (office hours)
Tel: (65) 904-77400 (after office hours)
Fax: (65) 6541-8154
Email: tzechiang_mah@singaporeair.com.sg
URL: www.sats.com.sg

Terence Foo
Gavin Anderson & Co
Tel: (65) 6339-9110 (office hours)
Tel: (65) 9878-8787 (after office hours)
Fax: (65) 6339-9578
Email: tfoo@gavinanderson.com.sg

GROUP FINANCIAL STATISTICS [R1]

	FY2004-05	FY2003-04	4th Qtr FY2004-05	4th Qtr FY2003-04
Financial Results ($ million)				
Total revenue	975.7	868.7	237.5	239.8
Total expenditure	775.5	677.9	194.6	197.9
Operating profit	200.2	190.8	42.9	41.9
Share of profits from associated companies	50.5	33.8	10.5	7.9
Exceptional item	(28.8)	(8.0)	-	-
Profit before taxation	223.3	217.6	53.1	49.9
Profit attributable to shareholders	173.8	189.8	42.4	49.4
Share capital	102.8	100.6		
Distributable reserve	918.4	1,116.3		
Non-distributable reserve:				
Share premium	44.3	8.7		
Statutory reserve	2.7	2.5		
Shareholders' funds	1,068.2	1,228.1		
Return on average shareholders' funds (%) [R2]	15.1	16.4		
Total assets	1,600.3	1,558.6		
Total debt	249.0	49.7		
Debt equity ratio (times)	0.23	0.04		
Value added	671.6	627.1		
Dividends				
Interim dividend (cents per share)	3.0	3.0		
Proposed/paid final dividend (cents per share)	6.0	5.0		
Proposed/paid special dividend (cents per share)	-	37.0		
Dividend cover (times) [R3]	2.4	0.5		
Per Share Data				
Earnings after tax (cents) - basic [R4]	17.0	18.9		
- diluted [R5]	16.9	18.9		
Net asset value ($) [R6]	1.04	1.22		

R1 SATS' financial year is from 1 April to 31 March. Throughout this report, all figures are in Singapore Dollars, unless stated otherwise.

R2 Return on shareholders' fund is the profit after taxation and minority interests expressed as a percentage of the average shareholders' funds.

R3 Dividend cover is profit attributable to shareholders divided by total dividend.

R4 Earnings after tax per share (basic) is computed by dividing the profit after taxation and minority interests by the weighted average number of ordinary shares in issue.

R5 Earnings after tax per share (diluted) is computed by dividing the profit after taxation and minority interests by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

R6 Net asset value per share is computed by dividing shareholders' funds by the number of ordinary shares in issue at 31 March.

OPERATING STATISTICS

	FY2004-05	FY2003-04	% change	4th Qtr FY2004-05	4th Qtr FY2003-04
Passengers handled ('M)	25.27	21.24	+ 19.0	6.14	6.02
Meals produced ('M)	23.53	19.73	+ 19.3	5.78	5.55
Flights handled ('000)	76.09	63.13	+ 20.5	19.76	17.51
Cargo/mail processed ('000 tonnes)	1,424.69	1,381.63	+ 3.1	337.96	337.09


Meals Produced ('M)
FY2004-05
FY2003-04
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
Month


No. of Passengers Handled ('M)
FY2004-05
FY2003-04
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
Month


Flights Handled ('000)
FY2004-05
FY2003-04
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
Month


Tonnage of Cargo & Mail Handled ('000)
FY2004-05
FY2003-04
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
Month



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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Annabelle Yip
Designation *	Company Secretary
Date & Time of Broadcast	05-May-2005 15:44:05
Announcement No.	00026

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SATS NAMED BEST AIR CARGO TERMINAL OPERATOR IN ASIA FOR THE NINTH TIME
Description	
Attachments:	SATS_AFSCA_Award2005.pdf Total size = **428K** (2048K size limit recommended)

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No. 02/06 05 May 2005

FOR IMMEDIATE RELEASE

SATS NAMED BEST AIR CARGO TERMINAL OPERATOR IN ASIA FOR THE NINTH TIME

Singapore, 5 May 2005 – Singapore Airport Terminal Services (SATS) has been named the best air cargo terminal operator in Asia in the 2005 Asian Freight & Supply Chain Awards (AFSCA).

It is the ninth time that SATS has won the prestigious award, which is given to the air cargo terminal operator that receives the most number of votes from a pool of more than 13,000 senior cargo industry professionals in Asia Pacific. These professionals were asked to select winning organizations in 41 AFSCA award categories for demonstrating qualities such as consistency in service, continuous innovation and customer relationship management.

SATS Senior Vice President (Cargo), Mr Leong Kok Hong, received the award at the AFSCA awards presentation ceremony in Hong Kong last week. He said: "We are proud to win the award for the ninth time. A big 'thank you' goes out to our customers and we will continue to work closely with them to provide services that add greater value to their business. We have consistently strived to provide quality and reliable integrated ground handling services in our operations in Singapore."

The Asian Freight & Supply Chain Awards are organized by Cargonews Asia. As Asia's longest running and most respected awards, the AFSCA awards have become established as the barometer for cargo industry excellence in the region.



SATS Senior Vice President (Cargo), Mr Leong Kok Hong, middle, with the "Best Air Cargo Terminal Operator - Asia" award.

About Singapore Airport Terminal Services Limited (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 13 overseas investments covering 25 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS has been listed on the Singapore Exchange since May 2000.

For further details, please contact:

Mah Tze Chiang
Investor Relations Manager SATS
Tel: (65) 6541-8150 (office hours)
Tel: (65) 904-77400 (after office hours)
Fax: (65) 6541-8154
Email: tzechiang_mah@singaporeair.com.sg
URL: www.sats.com.sg

Terence Foo
Gavin Anderson & Co
Tel: (65) 6339-9110 (office hours)
Tel: (65) 9878-8787 (after office hours)
Fax: (65) 6339-9578
Email: tfoo@gavinanderson.com.sg

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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	ANNABELLE YIP
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	15-Apr-2005 12:52:18
Announcement No.	00011

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for March 2005
Description	Attached is the SATS Operating Data for March 2005.
Attachments:	SATS-OperatingData-March2005.pdf Total size = **69K** (2048K size limit recommended)

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This is the SATS operating data for March 2005:

	March 2005	March 2004	% change
Unit Services Handled ('000)	6.79	6.29	+ 7.9
Flights Handled ('000)	6.67	6.01	+ 10.9
Cargo/Mail Processed ('000 tonnes)	122.93	125.04	- 1.7
Passengers Handled ('M)	2.15	1.99	+ 7.9
Unit Meals Produced ('M)	1.56	1.45	+ 7.7
Gross Meals Produced ('M)	1.95	1.84	+ 6.1

For the full year FY2004/2005, the SATS operating data is:

	FY 2004/2005	FY 2003/2004	% change
Unit Services Handled ('000)	78.39	67.77	+ 15.7
Flights Handled ('000)	76.09	63.13	+ 20.5
Cargo/Mail Processed ('000 tonnes)	1,424.69	1,381.63	+ 3.1
Passengers Handled ('M)	25.27	21.24	+ 19.0
Unit Meals Produced ('M)	18.53	15.43	+ 20.0
Gross Meals Produced ('M)	23.53	19.73	+ 19.3

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

All operating indices, except for cargo/mail processed, increased in March 2005 compared to a year ago. Annual figures for all indicators in FY2004/2005 were considerably higher than the previous financial year. Traffic loads for the previous financial year were affected by the SARS-impacted months of Apr-Jun 2004.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418153
Fax: 65-65418154

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
30 June 2005	Lodgment of Return of Allotment of Share – 8,800 shares
30 June 2005	Lodgment of Return of Allotment of Share – 2,600 shares
30 June 2005	Lodgment of Return of Allotment of Share – 41,200 shares
29 June 2005	Lodgment of Return of Allotment of Share – 44,200 shares
29 June 2005	Lodgment of Return of Allotment of Share – 62,400 shares
28 June 2005	Lodgment of Return of Allotment of Share – 23,600 shares
28 June 2005	Lodgment of Return of Allotment of Share – 2,600 shares
28 June 2005	Lodgment of Return of Allotment of Share – 50,600 shares
23 June 2005	Lodgment of Return of Allotment of Share – 39,000 shares
23 June 2005	Lodgment of Return of Allotment of Share – 10,400 shares
23 June 2005	Lodgment of Return of Allotment of Share – 62,900 shares
21 June 2005	Lodgment of Return of Allotment of Share – 5,200 shares
21 June 2005	Lodgment of Return of Allotment of Share – 5,200 shares
21 June 2005	Lodgment of Return of Allotment of Share – 2,600 shares
20 June 2005	Lodgment of Return of Allotment of Share – 10,400 shares
20 June 2005	Lodgment of Return of Allotment of Share – 5,200 shares
20 June 2005	Lodgment of Return of Allotment of Share – 26,000 shares
16 June 2005	Lodgment of Return of Allotment of Share – 13,000 shares
16 June 2005	Lodgment of Return of Allotment of Share – 2,600 shares
16 June 2005	Lodgment of Return of Allotment of Share – 41,000 shares
15 June 2005	Lodgment of Return of Allotment of Share – 18,800 shares

15 June 2005	Lodgment of Return of Allotment of Share – 5,200 shares
15 June 2005	Lodgment of Return of Allotment of Share – 35,600 shares
14 June 2005	Lodgment of Return of Allotment of Share – 7,800 shares
14 June 2005	Lodgment of Return of Allotment of Share – 2,600 shares
09 June 2005	Lodgment of Return of Allotment of Share – 5,200 shares
09 June 2005	Lodgment of Return of Allotment of Share – 2,600 shares
09 June 2005	Lodgment of Return of Allotment of Share – 7,800 shares
08 June 2005	Lodgment of Return of Allotment of Share – 68,400 shares
08 June 2005	Lodgment of Return of Allotment of Share – 2,600 shares
08 June 2005	Lodgment of Return of Allotment of Share – 7,800 shares
02 June 2005	Lodgment of Return of Allotment of Share – 5,200 shares
02 June 2005	Lodgment of Return of Allotment of Share – 2,600 shares
02 June 2005	Lodgment of Return of Allotment of Share – 5,200 shares

(2+2) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001253501A

Date/Time : 30/06/2005 14:33

Transaction No : C050277349

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 375.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Reset


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back


bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 8800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 27/06/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0


bizFILE


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102875112.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102875112.50**	**0.00**	**0.00**


(2&2) ②
bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001253470A

Date/Time : 30/06/2005 14:27

Transaction No : C050277319

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 385.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 27/06/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]




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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.10		
Amount of Authorised Share Capital :	200000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	102874232.50	0.00	0.00
Amount of Paid-up Share Capital :	102874232.50	0.00	0.00

(282) (1)



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000001252579A

Date/Time : 30/06/2005 11:16

Transaction No : C050276207

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 395.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	41200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 41200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 27/06/2005 (dd/mm/yyyy)

Save Reset Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102873972.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102873972.50**	**0.00**	**0.00**

(2a) (2)



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001248760A

Date/Time : 29/06/2005 10:40

Transaction No : C050271686

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 405.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	44200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 44200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/06/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



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Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102869852.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102869852.50**	**0.00**	**0.00**

(281) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001248383A

Date/Time : 29/06/2005 09:28

Transaction No : C050271281

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 415.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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filename*yyyyMMddmmsstt*

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	62400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 62400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/06/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102865432.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102865432.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001245686A

Date/Time : 28/06/2005 10:35

Transaction No : C050268027

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 425.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	23600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 23600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/06/2005 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102859192.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102859192.50**	**0.00**	**0.00**


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Receipt Enquiry

This is a comprehensive listing of receipts available for all transactions.

Receipt No. :	ACR0000001245594A
Date and Time :	28/06/2005 10:19:44
EP Ref. No. :	
Payment Mode :	DEPOSIT SERVICE ACCOUNT
Deposit Service Account No :	030066
Status of Receipt :	Processed

Payment Details

S/No	Payment Description	Transaction No.	Amount	GST
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	C050267920	10.00	0.00
Total			**10.00**	**0.00**


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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/06/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102856832.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102856832.50**	**0.00**	**0.00**

(2&) ①



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001245569A

Date/Time : 28/06/2005 10:14

Transaction No : C050267892

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 445.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	50600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch | Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 50600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/06/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102856572.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102856572.50**	**0.00**	**0.00**

(279) (3)



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001237603A

Date/Time : 23/06/2005 09:44

Transaction No : C050258730

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 455.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset




LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	39000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 39000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/06/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]




LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102851512.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102851512.50**	**0.00**	**0.00**

(2791) (2)



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001237583A

Date/Time : 23/06/2005 09:40

Transaction No : C050258707

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 465.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE


LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset


bizFILE


LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 10400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/06/2005 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102847612.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102847612.50**	**0.00**	**0.00**

(279) (1)



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001237499A

Date/Time : 23/06/2005 09:12

Transaction No : C050258626

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 475.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	62900		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 62900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/06/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0





LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102846572.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102846572.50**	**0.00**	**0.00**

(2 7d) (3)



GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001233864A
Transaction No	: C050254565
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 21/06/2005 14:40

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 485.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Reset


bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/06/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]




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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102840282.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102840282.50**	**0.00**	**0.00**

(278) ②



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001233839A

Date/Time : 21/06/2005 14:34

Transaction No : C050254539

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 495.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset




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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | **Share payable in cash** | **For a consideration other than cash** | **Share Capital / Allottees Particulars** | **List of Shareholders after the Allotment** | **Summary of Capital**

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/06/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]





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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0


bizFILE

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102839762.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102839762.50**	**0.00**	**0.00**


(278) ①
bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001233784A

Date/Time : 21/06/2005 14:23

Transaction No : C050254472

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 505.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/06/2005 (dd/mm/yyyy)

Save Reset Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0


bizFILE


LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102839242.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102839242.50**	**0.00**	**0.00**

2771 (3)



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001230536A

Date/Time : 20/06/2005 09:31

Transaction No : C050251064

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 515.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT


bizFILE


LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ● **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ● Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch | Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 10400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/06/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0


bizFILE

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102838982.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102838982.50**	**0.00**	**0.00**


(277) 2
bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001230527A

Date/Time : 20/06/2005 09:26

Transaction No : C050251054

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 525.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/06/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102837942.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102837942.50**	**0.00**	**0.00**


(277) ①
bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001230511A	Date/Time : 20/06/2005 09:21
Transaction No	: C050251038	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 535.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch | Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 26000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/06/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]




LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102837422.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102837422.50**	**0.00**	**0.00**

(2 76) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001226340A

Date/Time : 16/06/2005 10:01

Transaction No : C050246325

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 545.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.



Save
Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back


bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 13000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/06/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102834822.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102834822.50**	**0.00**	**0.00**



bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000001226318A

Date/Time : 16/06/2005 09:55

Transaction No : C050246308

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 555.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/06/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]


bizFILE


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102833522.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102833522.50**	**0.00**	**0.00**

(276) (1)



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001226303A

Date/Time : 16/06/2005 09:51

Transaction No : C050246294

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 565.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset




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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	41000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ● **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ● Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 41000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/06/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102833262.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102833262.50**	**0.00**	**0.00**

(275) (3)



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001224337A

Date/Time : 15/06/2005 10:44

Transaction No : C050244063

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 75.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset




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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 18800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/06/2005 (dd/mm/yyyy)

Save Reset Back




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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102829162.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102829162.50**	**0.00**	**0.00**

(275) (2)



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001224199A

Date/Time : 15/06/2005 10:16

Transaction No : C050243937

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 85.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset


bizFILE


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch | Search

Registration No. : * 198003912M [Retrieve Details]

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : Local

Local Address (* if Address Type is Local Address)

Postal Code : 068804

Block/House No. : 2

Street Name : SHENTON WAY

Unit : # 19 - 00

Building/Estate Name : SGX CENTRE I

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/06/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102827282.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102827282.50**	**0.00**	**0.00**


bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001224162A

Date/Time : 15/06/2005 10:11

Transaction No : C050243900

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 95.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	35600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)



If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 35600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/06/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]




LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102826762.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102826762.50**	**0.00**	**0.00**


bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001222107A

Date/Time : 14/06/2005 10:20

Transaction No : C050241612

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 105.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Reset



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/06/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102823202.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102823202.50**	**0.00**	**0.00**

(274)



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000001222087A

Date/Time : 14/06/2005 10:14

Transaction No : C050241587

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 115.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/06/2005 (dd/mm/yyyy)

Save Reset Back




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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102822422.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102822422.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001216050A

Date/Time : 09/06/2005 12:43

Transaction No : C050234888

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 185.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/06/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102822162.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102822162.50**	**0.00**	**0.00**



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001216029A

Date/Time : 09/06/2005 12:38

Transaction No : C050234862

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 195.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Reset



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/06/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102821642.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102821642.50**	**0.00**	**0.00**

(273)



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001216007A

Date/Time : 09/06/2005 12:30

Transaction No : C050234835

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 205.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/06/2005 (dd/mm/yyyy)

Save Reset Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102821382.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102821382.50**	**0.00**	**0.00**

3 (272)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001213961A

Date/Time : 08/06/2005 13:09

Transaction No : C050232582

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 215.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	68400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 68400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/06/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0





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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102820602.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102820602.50**	**0.00**	**0.00**

C272



GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001213940A

Date/Time : 08/06/2005 13:04

Transaction No : C050232565

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 225.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/06/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102813762.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102813762.50**	**0.00**	**0.00**

2-72

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001213692A

Date/Time : 08/06/2005 11:59

Transaction No : C050232318

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 235.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


Save
Reset



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back


bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/06/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102813502.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102813502.50**	**0.00**	**0.00**

③ (271)


bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001204695A

Date/Time : 02/06/2005 10:03

Transaction No : C050222699

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 365.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file

Browse...

name as **filename*yyyyMMddmmsstt*** (Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/05/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102812722.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102812722.50**	**0.00**	**0.00**

(2) (271)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001204662A

Date/Time : 02/06/2005 09:57

Transaction No : C050222666

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 375.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file

Browse...

name as **filenameyyyyMMddmmsstt** (Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.


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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/05/2005 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0


bizFILE

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102812202.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102812202.50**	**0.00**	**0.00**

(C (271)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001204640A

Date/Time : 02/06/2005 09:50

Transaction No : C050222648

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 385.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file

Browse...

name as **filename*yyyyMMddmmsstt*** (Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back


bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/05/2005 (dd/mm/yyyy)

[Save] [Reset] [Back]



LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0


bizFILE

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**102811942.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**102811942.50**	**0.00**	**0.00**